As confidentially submitted to the U.S. Securities and Exchange Commission on July 5, 2024 as Amendment No. 1 to the draft registration statement.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sunrise Communications AG

(Exact name of Registrant as Specified in its Charter)

Switzerland	4841	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Thurgauerstrasse 101b

8152 Glattpark (Opfikon), Switzerland

Tel: +41 58 777 76 66

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Bryan H. Hall

Executive Vice President, General Counsel and Secretary of Liberty Global Ltd.

Liberty Global Ltd.

1550 Wewatta Street

Suite 1000, Denver, CO 80202

Tel: +1.303.220.6600

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

Tel: +303.220.6600

(Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copy to:

Harald Halbhuber Daniel Litowitz A&O Shearman 599 Lexington Ave New York, NY 10022 Tel: (212) 848-4000	Daniel Daeniker Daniel Haeusermann Homburger AG Prime Tower, Hardstrasse 201 CH-8005 Zurich Tel: +41 43 222 10 00

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED     , 2024

PROSPECTUS

Sunrise Communications AG

Class A Common Shares (Namenaktien), par value CHF 0.10 per share

Class B Shares with Privileged Voting Rights (Stimmrechtsaktien), par value CHF 0.01 per share

This prospectus relates to the securities listed above that Sunrise Communications AG, a Swiss stock corporation (Aktiengesellschaft) (“Sunrise”) may issue in connection with a series of transactions that, if completed in their entirety, will result in the spin-off (the “spin-off”) of Sunrise following the transfer to it of the Swiss telecommunications operations (the “Sunrise Business”) of Liberty Global Ltd. (“Liberty Global”) and its subsidiaries. After the spin-off, Sunrise will be an independent, separate publicly traded Swiss company that will wholly own the Sunrise Business and Liberty Global will continue to own (in whole or in part) and operate its businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands.

The securities and business of Sunrise are subject to various risks, including with respect to and following the spin-off. You should carefully consider the disclosures contained under the section entitled “Risk Factors,” beginning on page 21 of this prospectus, and carefully read this prospectus in its entirety, including the Annexes and the documents incorporated by reference herein.

Prior to the spin-off, Sunrise will have been a wholly owned subsidiary of Liberty Global, and its common shares have not been publicly listed. In connection with the spin-off, Sunrise will issue Class A common shares of Sunrise, par value CHF 0.10 per share (the “Sunrise Class A Common Shares”), and Class B shares with privileged voting rights of Sunrise, par value CHF 0.01 per share (the “Sunrise Class B Shares” and, together with the Sunrise Class A Common Shares, the “Sunrise Shares”), to Liberty Global’s shareholders of record on a date (the “Distribution Record Date”) to be determined by the board of directors of Liberty Global (the “Liberty Board”) or a committee thereof. Sunrise will apply to list the Sunrise Class A Common Shares on the SIX Swiss Exchange (the “SIX”). Sunrise has accordingly reserved the ticker symbol “SUNR” for the Sunrise Class A Common Shares with the SIX.

Trading in Sunrise Class A Common Shares is expected to begin on the SIX on the first business day following the date that Liberty Global completes the spin-off. Sunrise does not intend to apply to list the Sunrise Class A Common Shares on any United States (“U.S.”) stock exchange and does not intend to apply to list the Sunrise Class B Shares on any stock exchange. There can be no assurance that a viable and active trading market will develop in either of the Sunrise Class A Common Shares or the Sunrise Class B Shares. While Sunrise will initially have U.S. reporting obligations as a foreign private issuer following completion of the spin-off, Sunrise plans to cease that U.S. reporting as soon as permitted by applicable rules and regulations.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved the spin-off or the securities to be issued in the spin-off or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated     , 2024

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED     , 2024

    , 2024

PROXY STATEMENT/PROSPECTUS

     , 2024

Dear Shareholder:

We are proposing to effect a spin-off of our Swiss telecommunications operations to our shareholders. These operations will become a new standalone public company named Sunrise Communications AG, with the Sunrise Class A Common Shares listed on the SIX Swiss Exchange, the principal stock exchange in Switzerland.

Shareholder Value Creation

The transaction aims to maximize shareholder value by crystallizing the value of Sunrise in a more transparent manner for investors, thereby allowing shareholders to fully participate directly in the future growth and upside of both our company, Liberty Global, and the new company, Sunrise.

Sunrise will be a Swiss corporation, aiming to attract investment by Swiss investors familiar with Swiss corporate laws and practices and who may not have properly considered the value of Sunrise within Liberty Global.

The spin-off will make it easier for Sunrise to focus on its strategic priorities, enabling it to leverage the full potential of Sunrise as a locally-listed challenger with fixed mobile convergence, building upon the successful integration of Sunrise and UPC Switzerland since their combination in 2020.

Transaction Highlights

•	Sunrise will have two classes of shares, Sunrise Class A (Voting) and Class B (High Voting). In accordance with Swiss law, one Sunrise Class B share will have one-tenth of the economic entitlement of one Sunrise Class A share, but both will have one vote per share. 10 Sunrise Class B shares will therefore represent the same economic entitlement as one Sunrise Class A share, but 10 times the number of votes.

•	In the spin-off, Liberty Global’s shareholders will receive one Sunrise Class A share for every five Liberty Global Class A or C shares and two Sunrise Class B shares for each Liberty Global Class B share they own. This will maintain Liberty Global’s historic high-vote Class B shares and ensure continuity with Liberty Global’s principal shareholders.
•	Sunrise Class A shares will be listed on the SIX Swiss Exchange under the ticker “SUNR.”

•	The spin-off will also result in a reduction in Liberty Global’s share premium account under Bermuda law, as described in more detail in this proxy statement/prospectus, which is designed to facilitate the tax treatment as a repayment of capital in certain jurisdictions.

Tax Efficiency

The receipt of Sunrise Shares in the spin-off should be tax-free for our U.S. and Swiss shareholders.

Dividends

Sunrise is committed to utilizing free cash flows to optimize shareholder distributions in a disciplined manner, planning to distribute a substantial portion of its free cash flow as dividends beginning in 2025.

Shareholder Vote

The structure of the spin-off triggers shareholder votes under our bye-laws to approve (i) the distribution of Sunrise Class A and Class B shares to Liberty Global’s shareholders in the manner described above and (ii) the share premium reduction. These votes require a simple majority of votes cast by holders of Liberty Global’s Class A and Class B shares, voting together as a single class.

Proxy Statement/Prospectus

The attached disclosure document is a combined proxy statement for Liberty Global’s shareholder meeting to approve the transaction and prospectus for the Sunrise Shares you will receive.

The proxy statement/prospectus contains detailed information about the deal structure and Sunrise’s business, and we encourage you to review it carefully.

Your Vote is Important

We encourage you to vote promptly online, or, if you requested to receive printed proxy materials, by completing the enclosed proxy cards or voting instruction forms.

Sincerely,

Michael T. Fries

President and Chief Executive Officer

Liberty Global Ltd.

LIBERTY GLOBAL LTD.

Notice of Special Meeting of Shareholders

to be Held on     , 2024

A special general meeting of Liberty Global will be held at   p.m. Mountain Time on     , 2024, at 1550 Wewatta Street, Suite 1000, Denver, Colorado (the “Special Meeting”). Liberty Global is proposing to effect a spin-off of its Swiss operations to Liberty Global’s shareholders as described in this proxy statement/prospectus. The transaction involves a spin-off of a business to be incorporated in Switzerland and listed on the SIX in Switzerland. Under Liberty Global’s bye-laws, the manner in which the spin-off is structured requires two separate shareholder votes. At the Special Meeting, Liberty Global Class A and Class B shareholders will consider and vote on the following proposals:

1.

A proposal to approve, in accordance with bye-law 14.2(b) of Liberty Global’s bye-laws, the terms of the spin-off pursuant to which (i) holders of Liberty Global Class A common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class A common shares owned by such holders, (ii) holders of Liberty Global Class B common shares receive two Sunrise Class B Shares, each with one vote per share, for each Liberty Global Class B common share owned by such holders and (iii) holders of Liberty Global Class C common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class C common shares owned by such holders (the “spin-off proposal”);

2.

A proposal to approve, in accordance with section 46 of the Companies Act 1981 of Bermuda and bye-law 12.1 of Liberty Global’s bye-laws, a reduction of Liberty Global’s share premium account without any payment by Liberty Global to Liberty Global’s shareholders, up to a maximum amount equal to the current balance of Liberty Global’s share premium account, and the grant of authority to the Liberty Board to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise on the effective date of the spin-off (the “share premium reduction proposal”); and

3.

A proposal to give Liberty Global the authority to adjourn or postpone the Special Meeting if necessary or appropriate, including to solicit additional proxies in favor of the first two proposals if there are insufficient votes at the time of the Special Meeting to approve the first two proposals or in the absence of a quorum (the “adjournment proposal”, and together with the spin-off proposal and the share premium reduction proposal, the “Proposals”).

Please refer to the proxy statement/prospectus for detailed information on each of these Proposals. We encourage you to read the proxy statement/prospectus in its entirety before voting. The Liberty Board has approved the Proposals and recommends that the Liberty Global Class A and Class B shareholders vote “FOR” each Proposal.

Each Proposal must be approved by the affirmative vote of a majority of the votes cast by the holders of Liberty Global Class A common shares and Liberty Global Class B common shares (collectively, the “Voting Shares”), voting as a single class, either in person or by proxy on such Proposal.

PROXY VOTING METHODS

Vote by Internet	Visit www.envisionreports.com/lgip. You will need the individual identifying number included on your proxy card, voting instruction form or notice.

Vote by Mail	Complete, sign, date and return your proxy card or voting instruction form in the envelope provided.
Vote by Phone	Call the number located on your proxy card.
Attend the Special Meeting in Person

All shareholders of Liberty Global are invited to attend the Special Meeting.

All shareholders of record of Voting Shares as of   p.m. Eastern Time on     , 2024 (the “Special Meeting Record Date”) are entitled to notice of the Special Meeting or any adjournment thereof and are entitled to vote at the Special Meeting or any adjournment thereof. These holders will vote together as a single class on each Proposal. Holders of Liberty Global Class C common shares are not entitled to vote on matters presented to the Liberty Global shareholders at the Special Meeting and therefore, are not entitled to vote on the Proposals.

Your vote is important, regardless of the number of shares you own. To make sure your shares are represented at the Special Meeting, please vote as soon as possible, whether or not you plan to attend the Special Meeting. You may vote by proxy either over the internet, by phone or by signing, dating and returning your proxy card in the envelope provided.

If you vote via the internet, your vote must be received by   p.m. Eastern Time on     , 2024. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus.

By Order of the Board of Directors,

Bryan H. Hall

Secretary

    , 2024

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING, PLEASE VOTE VIA THE INTERNET, BY PHONE OR BY SIGNING, DATING AND RETURNING YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS PROMPTLY AS POSSIBLE.

CERTAIN DEFINITIONS

The following definitions apply throughout this proxy statement/prospectus, unless otherwise indicated or as context otherwise requires.

Terms Related to the Spin-Off

“adjournment proposal”	a proposal to give Liberty Global the authority to adjourn or postpone the Special Meeting if necessary or appropriate, including to solicit additional proxies in favor of the spin-off proposal or the share premium reduction proposal if there are insufficient votes at the time of the Special Meeting to approve such proposals or in the absence of a quorum

“Bermuda Companies Act”	the Companies Act 1981 of Bermuda

“Distribution Record Date”	a date to be determined by the Liberty Board or a committee thereof on which Liberty Global shareholders must hold their Liberty Global Common Shares in order to receive Sunrise Shares in the spin-off

“Liberty Board”	the board of directors of Liberty Global

“Liberty Global”	Liberty Global Ltd.

“Liberty Global Common Shares”	the Liberty Global Class A common shares, Liberty Global Class B common shares and Liberty Global Class C common shares, collectively

“Liberty Group”	the Liberty Global group of companies

“Proposals”	the spin-off proposal, the share premium reduction proposal and the adjournment proposal, collectively

“share premium reduction proposal”	a proposal to approve, in accordance with section 46 of the Bermuda Companies Act and bye-law 12.1 of Liberty Global’s bye-laws, a reduction of Liberty Global’s share premium account without any payment by Liberty Global to the Liberty Global shareholders, up to a maximum amount equal to the current balance of Liberty Global’s share premium account, and the grant of authority to the Liberty Board to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise on the effective date of the spin-off

“Simple Majority”	a majority of the Sunrise Shares represented, voting together as a single class

“Special Meeting”	a special general meeting of Liberty Global in connection with the spin-off, to be held at p.m. Mountain Time on , 2024, at 1550 Wewatta Street, Suite 1000, Denver, Colorado

“Special Meeting Record Date”	, 2024, the date on which Liberty Global shareholders must hold their Liberty Global Common Shares in order to be entitled to receive notice of the Special Meeting and, in the case of holders of Voting Shares, vote on the Proposals at the Special Meeting

“spin-off”	the series of transactions that, if completed in their entirety, will result in the spin-off of the Sunrise Business to Sunrise

“spin-off proposal”	a proposal to approve, in accordance with bye-law 14.2(b) of Liberty Global’s bye-laws, the terms of the spin-off pursuant to which (i) holders of Liberty Global Class A common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class A common shares owned by such holders, (ii) holders of

Liberty Global Class B common shares receive two Sunrise Class B Shares, each with one vote per share, for each Liberty Global Class B common share owned by such holders and (iii) holders of Liberty Global Class C common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class C common shares owned by such holders

“Sunrise”

•  Sunrise Communications AG, the holding company the shares of which will be issued in the spin-off and listed on the SIX, when used in reference to Sunrise after the spin-off;

•  Sunrise Communications Group AG, when used in reference to the Sunrise entity that was public in Switzerland between 2015 and 2021;

•  Sunrise GmbH, the entity operating the Sunrise Business before and after the spin-off, when used in the context of disclosures relating to Sunrise at the operating level, including in connection with existing and post-spin-off services agreements between subsidiaries of Liberty Global and Sunrise described in “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off” and pre-spin executive compensation described in “Sunrise Compensation—Compensation Prior to the Spin-Off;” and

•  Liberty Global Europe Financing B.V., when referencing the entity whose audited historical consolidated financial statements are included in this proxy statement/prospectus as further described in “—Financial Information”

“Sunrise Board”	the board of directors of Sunrise

“Sunrise Business”	the Swiss telecommunications operations of Liberty Global

“Sunrise Class A Common Shares”	Class A common shares of Sunrise, par value CHF 0.10 per share

“Sunrise Class B Shares”	Class B shares with privileged voting rights of Sunrise, par value CHF 0.01 per share

“Sunrise Director”	member of the Sunrise Board

“Sunrise group”	Sunrise and its subsidiaries

“Sunrise Shares”	the Sunrise Class A Common Shares and Sunrise Class B Shares, collectively

“Sunrise-UPC transaction”	the acquisition of Sunrise by Liberty Global through the settlement of an all-cash public tender offer to acquire all of the publicly held shares of Sunrise

“UPC”	UPC Schweiz GmbH

“Voting Shares”	Liberty Global Class A common shares and Liberty Global Class B common shares, collectively

Terms Related to Sunrise’s Industry

“5G SA”	5G Standalone

“ARPU”	average revenue per unit

“CPE”	customer premises equipment

“DaaS”	device-as-a-service

“DSL”	digital subscriber line

“FMC”	fixed-mobile convergence

“FWA”	fixed wireless access

“Gbps”	gigabits per second

“HFC network”	hybrid fibre coaxial network

“IPTV”	Internet Protocol Television

“Mbps”	megabits per second

“MNO”	Swisscom, Sunrise and Salt, collectively, as mobile network operators

“MVNO”	mobile virtual network operator

“NPS”	Net Promoter Score

“OTT services”	over-the-top telecommunications services delivered over the internet

i

IMPORTANT NOTICES

Recordholders

The Liberty Board is soliciting your proxy to vote your Voting Shares at the Special Meeting, which will be held at    p.m. Mountain Time on     , 2024 (unless adjourned or postponed), and at any adjournments or postponements thereof. The Liberty Board is soliciting proxies in order to give holders of record of the Voting Shares the opportunity to vote on matters that will be presented at the Special Meeting and at any adjournments or postponements thereof. This proxy statement/prospectus provides information on these matters to assist you in voting your Voting Shares.

If you sell or otherwise transfer, or have sold or otherwise transferred, all of your Voting Shares, promptly send this proxy statement/prospectus and the accompanying documents (other than any documents or forms personalized to you) to the purchaser or transferee, or to the bank, stockbroker or other agent through whom such sale or transfer was effected for delivery to the purchaser or transferee. However, this proxy statement/prospectus and the accompanying documents must not be forwarded, distributed or transmitted in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction. If you sell or otherwise transfer, or have sold or otherwise transferred, part, but not all, of your Voting Shares, retain this proxy statement/prospectus and the accompanying documents and contact the bank, stockbroker or other agent through whom such sale or transfer was effected.

Additional Information

This proxy statement/prospectus:

•	incorporates by reference important business and financial information about Liberty Global from other documents that are not included in or delivered with this proxy statement/prospectus; and

•

does not include some of the information included in the registration statement on Form F-4 that Sunrise has filed with the U.S. Securities and Exchange Commission (the “SEC”) or information included in the exhibits to the registration statement.

This information is available to you without charge upon your request. You can obtain copies of the documents incorporated by reference into this document through the SEC website at www.sec.gov. In addition, you can obtain copies of the documents incorporated by reference into this proxy statement/prospectus and filed as exhibits to the registration statement on Form F-4 upon written or oral request. Liberty Global will promptly deliver copies of the exhibits to the registration statement on Form F-4 and of documents incorporated by reference into this proxy statement/prospectus to you if you call, email or mail its Investor Relations Department, + (303) 220-6600 or ir@libertyglobal.com or Liberty Global Ltd., attention: Investor Relations Department, 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, U.S.

To ensure timely delivery of these documents, any such request must be made no later than 10 business days prior to the date of the Special Meeting.

To find more information, see the section of this proxy statement/consent solicitation statement/prospectus entitled “Where You Can Find More Information and Incorporation by Reference.”

This proxy statement/prospectus is based on information provided by Liberty Global, Sunrise and other sources that Liberty Global and Sunrise believe to be reliable. Neither Liberty Global nor Sunrise has authorized anyone to provide you with information different from that contained in this proxy statement/prospectus. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus, regardless of the time of delivery of this proxy statement/prospectus or any distribution of securities described in this proxy statement/prospectus.

Overseas Jurisdictions

The release, publication or distribution of this proxy statement/prospectus in, into or from jurisdictions other than the U.S. or Switzerland may be restricted by law. Any person who is subject to the law of any jurisdiction other than the U.S. or Switzerland should inform themselves of, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the U.S. or Switzerland to vote their Voting Shares with respect to the Proposals at the Special Meeting, or to appoint another person as proxy to vote at the Special Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Proposals disclaim any responsibility or liability for the violation of such restrictions by any person. This proxy statement/prospectus has been prepared for the purposes of complying with the proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the listing standards of the SIX, and the information disclosed herein may not be the same as that which would have been disclosed if this proxy statement/prospectus had been prepared in accordance with the laws and regulations of other jurisdictions.

Unless otherwise determined by Liberty Global and permitted by applicable laws and regulations, this proxy statement/prospectus will not be made available, directly or indirectly, in, into or from any jurisdiction (for the avoidance of doubt, excluding the U.S. and Switzerland) where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Proposals is sent or made available to Liberty Global’s shareholders in that jurisdiction (“Restricted Jurisdiction”) or any other jurisdiction where to do so would violate the laws of that jurisdiction, and no person may vote in favor of the Proposals, the matters presented at the Special Meeting by any use, means, instrumentality or form within any Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this proxy statement/prospectus will not be and must not be mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction, and persons receiving this proxy statement/prospectus (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE, AND MAY NOT BE USED FOR THE PURPOSES OF, AN OFFER TO SELL OR AN INVITATION OR THE SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY ANY SUNRISE SHARES BY ANY PERSON IN ANY RESTRICTED JURISDICTION. NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY ANY SUCH PERSON THAT WOULD PERMIT A PUBLIC OFFERING OF SUNRISE SHARES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, NOR HAS ANY SUCH ACTION BEEN TAKEN WITH RESPECT TO THE POSSESSION OR DISTRIBUTION OF THIS PROXY STATEMENT/PROSPECTUS OTHER THAN IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. NONE OF LIBERTY GLOBAL, SUNRISE OR THEIR RESPECTIVE ASSOCIATES, DIRECTORS, OFFICERS, AGENTS OR ADVISORS ACCEPTS ANY RESPONSIBILITY FOR ANY VIOLATION OF ANY OF THESE RESTRICTIONS BY ANY OTHER PERSON.

The ability of Liberty Global’s shareholders who are not resident in the U.S. or Switzerland to vote their Voting Shares may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the U.S. or Switzerland should inform themselves of, and observe, any applicable legal or regulatory requirements.

Forward-Looking Statements

This proxy statement/prospectus, including documents incorporated by reference herein, contains certain statements which are, or may be deemed to be, “forward-looking statements” with respect to the financial condition, results of operations and business of Liberty Global and Sunrise and certain plans and objectives of

Liberty Global and Sunrise with respect to the spin-off. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are statements of future expectations that are based on current expectations, assumptions and projections about future events and are therefore subject to risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans,” “expects,” “is expected,” “is subject to,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” “believes,” “targets,” “aims,” “projects” or words or terms of similar substance or the negative thereof, as well as variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Although Liberty Global and Sunrise believe that the expectations reflected in such forward-looking statements are reasonable, they cannot give assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, the matters set forth (i) under “Risk Factors” herein and (ii) under “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1 of Liberty Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Liberty Global Annual Report”), filed with the SEC on February 15, 2024, which is incorporated by reference herein. See “Where You Can Find More Information and Incorporation by Reference” for more information about the documents incorporated by reference herein. Other factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements include Liberty Global’s ability to obtain approval of Liberty Global’s shareholders of the Proposals set out in this proxy statement/prospectus, Liberty Global’s ability to satisfy certain closing conditions related to the spin-off, Liberty Global and Sunrise’s ability to realize the expected benefits from the spin-off and the occurrence of unanticipated difficulties or costs in connection with the spin-off.

All of Liberty Global and Sunrise’s forward-looking statements should be considered in light of these factors. All of their forward-looking statements speak only as of the date they were made, and Liberty Global and Sunrise undertake no obligation to update their forward-looking statements or risk factors to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations. Any forward-looking statements in this proxy statement/prospectus, including documents incorporated by reference herein, are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Accordingly, you should not place undue reliance on any such forward-looking statements.

No forward-looking statements in this proxy statement/prospectus have been reviewed by any auditors. All subsequent oral or written forward-looking statements attributable to any of Liberty Global, Sunrise or their respective shareholders, directors, officers, advisors or employees or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Financial Information

The audited historical consolidated financial statements of Liberty Global Europe Financing B.V., which is the entity holding the Sunrise Business and its third-party indebtedness prior to the spin-off, included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are presented in CHF. References herein to the audited historical consolidated financial statements or financial information of Sunrise are to such financial statements or financial information of Liberty Global Europe Financing B.V. The financial statements of Liberty Global incorporated by reference herein have been prepared in accordance with accounting principles generally accepted in the United States and are presented in USD.

The Sunrise Entities

The term “Sunrise” as used in this proxy statement/prospectus, refers to:

•

Sunrise Communications AG, the parent holding company of the Sunrise Business following the spin-off, the shares of which will be issued in the spin-off and listed on the SIX, when used in reference to Sunrise after the spin-off;

•	Sunrise Communications Group AG, when used in reference to the Sunrise entity that was public in Switzerland between 2015 and 2021;

•

Sunrise GmbH, the entity operating the Sunrise Business before and after the spin-off, when used in the context of disclosures relating to Sunrise at the operating level, including in connection with existing and post-spin-off services agreements between subsidiaries of Liberty Global and Sunrise described in “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off” and pre-spin executive compensation described in “Sunrise Compensation—Compensation Prior to the Spin-Off;” and

•

Liberty Global Europe Financing B.V., when referencing the entity whose audited historical consolidated financial statements are included in this proxy statement/prospectus as further described in “—Financial Information” above.

Trademarks

Liberty Global and Sunrise use their trademarks in this proxy statement/prospectus as well as trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this proxy statement/prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that Liberty Global and Sunrise will not assert, to the fullest extent under applicable law, their respective rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

Industry Data

This proxy statement/prospectus and the information incorporated by reference herein includes industry position and industry data and forecasts that Sunrise obtained or derived from internal company reports, independent third-party publications and other industry data. Some data are also based on good-faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Although Sunrise believes that the information on which the company has based these estimates of industry position and industry data is generally reliable, the accuracy and completeness of this information is not guaranteed, and it has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Sunrise’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While Sunrise is not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

v

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND THE SPECIAL MEETING

The following section provides brief answers to certain questions that you may have regarding the spin-off and the Special Meeting. You should carefully read this entire proxy statement/prospectus, including its Annexes and the documents incorporated by reference into this proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you. You should pay special attention to the section entitled “Risk Factors.” Additional important information is contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information And Incorporation By Reference.”

The	Spin-Off

Q:	What is Liberty Global proposing to do?

A:

Liberty Global is proposing to effect a series of transactions that, if completed in their entirety, will result in the spin-off of Sunrise following the transfer of the Sunrise Business to Sunrise. After the transaction, Liberty Global will continue to own (in whole or in part) and operate its businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands, and Sunrise will operate the Sunrise Business, with Liberty Global and Sunrise operating as independent, separate publicly traded companies.

Q:	Why is Liberty Global proposing the spin-off?

A:

The Liberty Board believes that the public markets currently apply a meaningful trading discount to the Liberty Global Class A common shares, Liberty Global Class B common shares and Liberty Global Class C common shares (collectively, the “Liberty Global Common Shares”) relative to the underlying value of the Sunrise Business. Liberty Global believes that the spin-off would reduce such trading discount, thereby resulting in a higher trading value for the Sunrise Shares as compared to the trading value of the Liberty Global Common Shares attributed to Sunrise in the absence of the spin-off. In addition, Liberty Global is pursuing the spin-off because the Liberty Board believes, among other things, the spin-off will result in (i) greater market recognition for Sunrise, making it more attractive for Swiss investors as they will more easily be able to evaluate the Sunrise Business, (ii) dedicated management of Sunrise, which would, among other things, give Sunrise more flexibility to direct internal capital to fund its growth and realize its full potential, while also allowing Liberty Global’s management to devote more attention to managing its operating businesses and venture investments, (iii) the creation of a “pure play” equity currency that can be used to facilitate Sunrise’s capital raising activities and be used as an acquisition currency and (iv) the enhanced ability of Sunrise to retain and attract qualified personnel by enabling Sunrise to grant equity incentive awards that are tailored to its businesses and strategic priorities and that are based on its own publicly traded equity.

For a discussion of additional reasons, factors and risks associated with the spin-off considered by the Liberty Board, see recommendation and the factors considered by the Liberty Board, see “The Spin-Off—Background and Reasons for the Spin-Off.” See also “Risk Factors.”

Q:	How will the spin-off be implemented?

A:	Liberty Global will effect the spin-off through the following steps:

•

Liberty Global will undertake certain reorganization transactions to effect the separation of the Sunrise Business from the Liberty Global group of companies (the “Liberty Group”) that will result in the transfer to Liberty Global of all of the equity interests in      (“Newco BV”), an indirect wholly owned subsidiary of Liberty Global that will be the holding company of the Sunrise Business as of immediately prior to effective date of the spin-off.

•

Liberty Global will reduce its share premium account without any payment by Liberty Global to Liberty Global’s shareholders up to a maximum amount equal to the current balance of the share premium account, which, as of the date of this proxy statement/prospectus is $   , with the Liberty Board authorized to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise at the effective date of the spin-off.

•

In satisfaction of the share premium reduction, Liberty Global will transfer all of the equity interests in Newco BV to Sunrise by way of a contribution in kind (Sacheinlage) and in recognition of such transfer, Sunrise will increase its capital and, on the effective date of the spin-off, issue to holders of each class of Liberty Global Common Shares as of the Distribution Record Date Sunrise Class A Common Shares and Sunrise Class B Shares as described in this proxy statement/prospectus.

Q:	What will I receive if the spin-off is completed?

A:

If the spin-off is completed, on the effective date of the spin-off, Sunrise will issue to holders of each class of Liberty Global Common Shares as of the Distribution Record Date the following shares and cash in lieu of any fractional shares:

•	Liberty Global Class A common shares: one Sunrise Class A Common Share for every five Liberty Global Class A common shares held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class B common shares: two Sunrise Class B Shares for every Liberty Global Class B common share held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class C common shares: one Sunrise Class A Common Share for every five Liberty Global Class C common shares held by any such shareholder on the Distribution Record Date.

Q:	Why is the distribution ratio with respect to the Sunrise Class A Common Shares and the Sunrise Class B Shares different?

A:

Swiss law provides that all shares of common stock, regardless of class, must have one vote per share. As a result, for Swiss companies, differential voting between classes of shares is implemented by issuing shares with different par values, with a maximum difference of 10:1. For example, a high vote class of stock would be issued with one vote per share, with each share having a par value of one-tenth of the par value of the low vote class. This high voting class will have the right, on a per share basis, to one vote per share, but to receive only one-tenth the dividend of the vote class and should trade at approximately one-tenth the value per share. Therefore, 10 shares of the high vote class would be issued for every one share of the low vote class to maintain both economic equivalence and a high vote/low vote structure. The issuance of Sunrise Class B Shares, each of which will have one-tenth of the par value of Sunrise Class A Common Shares but one vote, will help maintain Liberty Global’s historic high vote share structure that Liberty Global’s shareholders are familiar with and ensure continuity with Liberty Global’s principal shareholders.

Since one Sunrise Class B Share will have one-tenth of the economic entitlement of one Sunrise Class A Common Share, but both will have one vote per share, 10 Sunrise Class B Shares will represent the same economic entitlement as one Sunrise Class A Common Share, but 10 times the number of votes, approximating the voting power differential between Liberty Global’s Class A common shares, each of which has one vote per share, and Liberty Global’s Class B common shares, each of which has 10 votes per share. Accordingly, each holder of Liberty Global Class B common shares must receive 10 Sunrise Class B Shares in order to receive an economic entitlement equivalent to one Sunrise Class A Common Share. A ratio of one Sunrise Class A Common Share for every five Liberty Global Class A common shares is therefore equivalent to a distribution ratio of 10 to five (or two to one) Sunrise Class B Shares to Liberty Global Class B common shares.

Q:

How will Sunrise’s dual class structure impact the aggregate voting power of the class of Sunrise Shares I will own following completion of the spin-off relative to the aggregate voting power of the class of Liberty Global shares I currently own?

A:

Because Sunrise will have only two classes of shares compared to Liberty Global, which has three classes of shares, one of which is non-voting, the aggregate voting power of each class of Sunrise Shares will be different from the aggregate voting power of each class of Liberty Global Common Shares. The below table illustrates these differences based on the number of Liberty Global Common Shares outstanding as of June 30, 2024 and the distribution ratios described in this proxy statement/prospectus.

Class	Aggregate voting power in Liberty Global	Aggregate voting power in Sunrise represented by Sunrise Class A Common Shares received in the spin-off	Aggregate voting power in Sunrise represented by Sunrise Class B Shares received in the spin-off
Liberty Global Class A	57%	36%	—
Liberty Global Class B	43%	—	27%
Liberty Global Class C	None	37%	—

Total	100%	73%	27%

Q:	What matters will Liberty Global’s shareholders consider at the Special Meeting?

A:	Liberty Global’s shareholders will vote on the following proposals:

•

the spin-off proposal – a proposal to approve, in accordance with bye-law 14.2(b) of Liberty Global’s bye-laws, the terms of the spin-off pursuant to which (i) holders of Liberty Global Class A common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class A common shares owned by such holders, (ii) holders of Liberty Global Class B common shares receive two Sunrise Class B Shares, each with one vote per share, for each Liberty Global Class B common share owned by such holders and (iii) holders of Liberty Global Class C common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class C common shares owned by such holders;

•

the share premium reduction proposal – a proposal to approve, in accordance with section 46 of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) and bye-law 12.1 of Liberty Global’s bye-laws, a reduction of Liberty Global’s share premium account without any payment by Liberty Global to Liberty Global’s shareholders, up to a maximum amount equal to the current balance of Liberty Global’s share premium account, and the grant of authority to the Liberty Board to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise on the effective date of the spin-off; and

•

the adjournment proposal – a proposal to give Liberty Global the authority to adjourn or postpone the Special Meeting if necessary or appropriate, including to solicit additional proxies in favor of the other Proposals if there are insufficient votes at the time of the Special Meeting to approve the other Proposals or in the absence of a quorum.

Q:	Why is the Liberty Board seeking shareholder approval of the spin-off?

A:

Shareholder approval is required under bye-law 14.2(b) of Liberty Global’s bye-laws in connection with any share distribution unless (i) holders of each class of Liberty Global Common Shares receive the same class of securities, on an equal per share basis, or (ii) holders of Liberty Global Class B common shares receive higher voting securities and holders of Liberty Global Class A common shares and Liberty Global Class C common shares receive lower voting or non-voting securities. The spin-off does not meet either of the foregoing conditions. Instead, Sunrise’s share capital will be divided into Sunrise Class A Common Shares, one of which will be issued to holders of Liberty Global Class A and Class C common shares for every five such Liberty Global shares they own and Sunrise Class B Shares, two of which will be issued to holders of Liberty Global Class B common shares for every such Liberty Global share they own.

The Liberty Board is also seeking shareholder approval to effect the spin-off by way of statutory reduction of share premium in accordance with section 46 of the Bermuda Companies Act and bye-law 12.1 of the Liberty Global bye-laws in recognition of the fact that the Sunrise Business will, at the completion of the spin-off, no longer form part of the Liberty Group. Therefore, share premium in an amount equal to the share premium reduction will be in excess of the capital requirements of Liberty Global. Bye-law 12.1 of Liberty Global’s bye-laws permits Liberty Global to reduce its share capital (including its share premium) in any manner permitted by the Bermuda Companies Act, which allows a Bermuda company having a share capital to reduce its share capital in any way subject to (i) approval by its shareholders, (ii) its memorandum of association and (iii) its bye-laws.

Q:	What is Liberty Global’s share premium account and what is share premium used for?

A:

Under Bermuda law, when a company issues shares as consideration (including in connection with an exchange or merger), the value of the consideration received by the company above the nominal (or par) value of the shares is designated as “share premium” and is required to be transferred to a separate account on the company’s balance sheet. This separate account is known as a share premium account and is treated as part of the company’s share capital. The share premium account is intended to ensure the company’s solvency and must generally be available to meet the claims of creditors in priority to shareholders. The share premium account can therefore be reduced only in limited circumstances.

The spin-off is being structured in recognition of the fact that after the transfer of the Sunrise Business, it will no longer form a part of the Liberty Group. The value associated with the Sunrise Business is therefore being reflected by way of a reduction in Liberty Global’s share premium account, since, following the transfer, Liberty Global’s share premium account will have a capital balance in excess of the remaining businesses’ requirements. Under Bermuda law, a reduction of share premium is a statutory alternative to a distribution effected as a dividend or which otherwise utilizes cash or assets that are not subject to statutory restrictions on their distribution. Implementing the spin-off by reducing a sufficient amount of share premium in this way may allow the receipt of Sunrise Shares by Liberty Global’s shareholders to be treated as a repayment of capital for tax purposes in certain jurisdictions. In satisfaction of the share premium reduction, Liberty Global will transfer the Sunrise Business to Sunrise by way of a capital contribution in kind, as described above under “—How will the spin-off be implemented.” In return for the transfer to it of the Sunrise Business, Sunrise will issue Sunrise Shares directly to Liberty Global’s shareholders. In contrast, in a traditional U.S. spin-off, the parent company dividends the shares of the subsidiary being spun off to the parent company’s shareholders as a distribution in kind. Structuring the spin-off by reducing the share premium should not affect the overall tax treatment of the spin-off for U.S. federal income tax purposes (described in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”).

The reduction in Liberty Global’s share premium account as a result of the spin-off may adversely affect Liberty Global’s ability to obtain similar treatment for its shareholders for such tax purposes in future spin-offs and similar transactions if the market value to be received by Liberty Global’s shareholders in respect of the underlying business that may be the subject of such future transaction is higher than the amount of the share premium account of Liberty Global at the time of the completion of such transaction.

Q:	What votes are required to approve the Proposals?

A:

Each of the Proposals must be approved by the affirmative vote of a majority of the votes cast by the holders of Liberty Global Class A common shares and Liberty Global Class B common shares, voting as a single class, either in person or by proxy on such proposal. Holders of Liberty Global Class C common shares are not entitled to vote on matters presented to the Liberty Global shareholders at the Special Meeting and therefore, are not entitled to vote on the Proposals.

Q:	How does the Liberty Board recommend I vote at the Special Meeting?

A:

The Liberty Board has determined that the Proposals are in the best interest of Liberty Global and its shareholders and recommends that holders of Voting Shares vote “FOR” each of the Proposals. See “The Spin-Off—Recommendation of the Liberty Board.” See also “The Spin-Off—Background and Reasons for the Spin-Off.”

Q:	What risks were considered by the Liberty Board in determining whether to effect the spin-off?

A:	The Liberty Board considered a number of risks associated with the spin-off, including, among others:

•	the risk of being unable to achieve the benefits expected from the spin-off on the anticipated timeline, or at all, and the potential loss of synergies from operating as one company;

•

the possibility that the executive officers and directors of Liberty Global may have interests in the spin-off that may be different from, or in addition to, the interests of Liberty Global’s shareholders;

•	the potential decline in the market price of the Liberty Global Common Shares if the spin-off is not completed or is abandoned for any reason;

•	the possibility that the spin-off could result in significant tax liability to Liberty Global’s shareholders;

•	the possibility that Liberty Global may not be able to obtain similar repayment of capital tax treatment for its shareholders in certain jurisdictions in future spin-offs and similar transactions;

•

the risk that the aggregate value of the Liberty Global Common Shares and Sunrise Shares that current holders of Liberty Global Common Shares will hold as a result of the spin-off might be less than the value of the Liberty Global Common Shares before the spin-off;

•	the risk that Sunrise Class A Common Shares may trade at low volumes or an active public market for the Sunrise Class A Common Shares may not develop at all; and

•	the additional demands on Sunrise management to comply with reporting and other requirements associated with being an independent public company and the additional resulting expenses.

The Liberty Board concluded that the potential benefits of the spin-off outweighed its potential costs. See “The Spin-Off—Background and Reasons for the Spin-Off.” For more information regarding the risks associated with the spin-off, see “Risk Factors—Risks Relating to the Spin-Off and Sunrise’s Status as an Independent Company.”

Q:	What do I need to do to receive shares of Sunrise?

A:

Holders of Liberty Global Common Shares on the Distribution Record Date are not required to pay any cash or deliver any other consideration or give up any Liberty Global Common Shares in order to receive Sunrise Shares in the spin-off.

Q:	Are there any conflicts of interest that I should be aware of in connection with the spin-off?

A:

Holders of Voting Shares should be aware that certain directors and executive officers of Liberty Global have certain interests in the spin-off that may be different from, or in addition to, the interests of such shareholders, including the treatment of outstanding equity awards held by such directors and officers. Mr. Fries, who is the Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board, is expected to serve as the chairperson of the board of directors of Sunrise (the “Sunrise Chair” and the “Sunrise Board,” respectively) immediately following the spin-off.

See “The Spin-Off—Interests of Certain Persons in the Spin-Off” for a more detailed description of these interests.

x

Q:	What will the relationship be between Liberty Global and Sunrise after the spin-off?

A:

Following the spin-off, Liberty Global and Sunrise will be independent, separate publicly traded companies, and Sunrise will no longer be part of Liberty Global. However, Liberty Global and Sunrise, or their respective subsidiaries, will remain party to certain existing agreements and will enter into certain new agreements in order to govern the ongoing relationships between Liberty Global and Sunrise after the spin-off and to provide for an orderly transition of Sunrise to independent public company status. Such agreements will include the following:

•

a master separation agreement that sets forth the principal corporate transactions (including the internal restructuring) necessary to complete the spin-off, certain conditions to the spin-off and a number of other provisions governing the relationship between Liberty Global and Sunrise following the completion of the spin-off;

•

a tax separation agreement that governs the respective rights, responsibilities and obligations of Liberty Global and Sunrise with respect to taxes and tax benefits, the filing of tax returns and other tax matters;

•

a technology master services agreement that governs the continued provision of various technology-related services to Sunrise and its subsidiaries (the “Sunrise group”) following the spin-off, including services for maintaining, scaling and operating entertainment, connectivity and network-related platforms and products;

•

one or more transitional services agreements that govern the provision of certain services to the Sunrise group to ensure an orderly transition following the spin-off, with services to include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services; and

•	various other agreements pursuant to which subsidiaries of Liberty Global and Sunrise will provide operational and/or advisory services to each other after the spin-off.

Q:	Is the completion of the spin-off subject to any conditions?

A:

The completion of the spin-off and related transactions is subject to the satisfaction (as determined by the Liberty Board in its sole discretion) of the following conditions as set forth in the master separation agreement, including, among others:

•	approval of the final terms of the spin-off by the Liberty Board;

•	approval of the holders of the Voting Shares of the spin-off proposal and the share premium reduction proposal at the Special Meeting;

•

receipt of the opinion of Allen Overy Shearman & Sterling US LLP to the effect that, subject to the qualifications and limitations set forth in such opinion, the spin-off should qualify for shareholder nonrecognition treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and related provisions with the result that, for U.S. federal income tax purposes, no gain or loss should be recognized by, and no amount should be included in the income of, holders of Liberty Global Common Shares upon the receipt of Sunrise Shares in the spin-off, except with respect to any cash received in lieu of a fractional Sunrise Share (the “A&O Shearman Tax Opinion”);

•

the tax separation agreement, the technology master services agreement, the transitional services agreements and amendments to certain other existing services agreements between Liberty Global and Sunrise (or their respective affiliates) being in effect;

•	the effectiveness under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form F-4 of which this prospectus forms a part;

•	the approval of the SIX for the listing of the Sunrise Class A Common Shares;

•	receipt of a ruling from the Swiss Takeover Board (Übernahmekommission) (the “Swiss Takeover Board”) regarding certain aspects of Swiss takeover law related to arrangements after the spin-off;

•	the absence of any governmental order or legal restraint preventing the closing of the spin-off; and

•	receipt of any other material regulatory or contractual approvals that the Liberty Board has determined are required to be obtained.

The Liberty Board may, in its sole discretion, waive any of the conditions to the spin-off, except for conditions required to be satisfied by applicable law. See “The Spin-Off—Conditions to the Spin-Off.”

Q:	What happens if the spin-off is not completed?

A:

If the spin-off is not completed, the transactions described in this proxy statement/prospectus will not be implemented, the Sunrise Business will remain part of Liberty Global, and Liberty Global’s shareholders will continue to hold their existing shares in Liberty Global and will not receive any shares in Sunrise.

Q:	Are Liberty Global’s shareholders entitled to dissenters’ rights or appraisal rights?

A:	No. You will not be entitled to dissenters’ rights or appraisal rights in connection with the spin-off. See “The Spin-Off—Appraisal Rights.”

Q:	Will the Sunrise Shares be listed on an exchange and publicly traded after the spin-off?

A:

Currently, there is no public market for the Sunrise Shares. Sunrise will apply to list the Sunrise Class A Common Shares on the SIX in connection with the spin-off and has reserved the ticker symbol “SUNR” for the Sunrise Class A Common Shares. Trading in Sunrise Class A Common Shares is expected to begin on the SIX on the first business day following the date that Liberty Global completes the spin-off. Sunrise does not intend to apply to list the Sunrise Class A Common Shares on any U.S. stock exchange and does not intend to apply to list the Sunrise Class B Shares on any stock exchange. There can be no assurance that a viable and active trading market will develop in either of the Sunrise Class A Common Shares or the Sunrise Class B Shares.

Q:	How does holding Sunrise Class A Common Shares, which are listed only on the SIX, impact me?

A:

The Liberty Global Common Shares are listed on Nasdaq Stock Market (“Nasdaq”) and, accordingly, Liberty Global is subject to the listing rules and corporate governance requirements of Nasdaq. The Sunrise Shares, however, will not be listed on any U.S. stock exchange, and Sunrise will not therefore at any time be subject to the listing rules and corporate governance requirements of any U.S. stock exchange, including, among others, those related to director independence, board committee composition and shareholder approval of issuances of equity securities. Sunrise will instead be subject to the applicable corporate governance requirements of the SIX and Swiss law. Accordingly, following the spin-off, holders of the Sunrise Shares will not have the same corporate governance protections as they currently have as holders of Liberty Global Common Shares. In addition, the Sunrise Shares will not be listed on a U.S. stock exchange, which will make it more difficult for investors located in the U.S. to trade them.

Q:	Will Sunrise file periodic reports with the SEC under the Exchange Act after the spin-off and if so, for how long?

A:

Sunrise will become subject to reporting obligations under Section 15(d) of the Exchange Act immediately upon effectiveness of the registration statement of which this proxy statement/prospectus forms a part. Assuming the spin-off occurs by year-end 2024, Sunrise also expects to become required to register its Class A Common Shares under Section 12(g) of the Exchange Act on or before April 30, 2025 and thereby become subject to reporting obligations under Section 13(a) of the Exchange Act. While it remains subject to these reporting obligations, Sunrise expects to file annual reports on Form 20-F and furnish current reports on Form 6-K with material information it makes public in Switzerland. As a foreign private issuer, Sunrise will not be required to comply with many of the reporting and other requirements which are applicable to U.S. domestic companies, including Liberty Global. If and when Sunrise ceases reporting under the Exchange Act, its shareholders will only have access to such information about Sunrise as it will at that time be required to disclose in accordance with Swiss law and SIX listing requirements. Sunrise will at that time also cease to be subject to, among other things, the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002 (“SOX”).

Sunrise will be permitted under applicable SEC rules and regulations to cease reporting under the Exchange Act following the spin-off once it meets certain conditions, including that it has had Exchange Act reporting obligations for at least 12 months, has filed or furnished all reports required for this period, and has filed at least one annual report on Form 20-F. In addition, Sunrise must also have maintained a listing of its Class A Common Shares on the SIX for at least 12 months, Switzerland must be the primary trading market (as defined by the SEC) for the Sunrise Class A Common Shares, and the U.S. average daily trading volume of the Sunrise Class A Common Shares for a recent 12-month period must have been no greater than 5% of the worldwide average daily trading volume for the same period. Sunrise plans to cease reporting under the Exchange Act as soon as it is permitted to do so. See “Summary—Implications of Sunrise Being a Foreign Private Issuer with no U.S. Stock Exchange Listing” and “Risk Factors—Risks Relating to the Spin-Off and Sunrise’s Status as an Independent Company—Sunrise plans to cease reporting under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.”

Q:	What are the implications of Sunrise being a foreign private issuer?

A:

During the time that Sunrise does report under the Exchange Act, unlike Liberty Global, Sunrise will be a foreign private issuer. Accordingly, it will not, among other things, be required to comply with all of the periodic disclosure requirements of the Exchange Act, with the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act, or Regulation FD. Accordingly, on an ongoing basis, holders of the Sunrise Shares may have less information about Sunrise than they do about Liberty Global. See “Summary—Implications of Sunrise Being a Foreign Private Issuer with no U.S. Stock Exchange Listing” for more information.

Q:

In what ways does Swiss law applicable to Sunrise’s shareholders and Sunrise’s articles of association differ from the laws in effect in Bermuda that are applicable to Liberty Global’s shareholders and Liberty Global’s bye-laws?

A:

If the spin-off is completed, in addition to your Liberty Global Common Shares, you will own Sunrise Shares. Your rights as a Liberty Global shareholder will be governed by laws applicable to Bermuda companies and Liberty Global’s bye-laws, and your rights as a Sunrise shareholder will be governed by Swiss law applicable to publicly listed Swiss companies and Sunrise’s articles of association. Applicable Swiss law and Sunrise’s articles of association differ in many respects from the laws applicable to Bermuda companies and their shareholders and Liberty Global’s bye-laws. For more information regarding the rights of holders of Liberty Global Common Shares and the rights that would result from the spin-off and holding Sunrise Shares, including any material differences in such rights, see “Description of Sunrise Shares Following the Spin-Off” and “Comparison of Rights of Holders of Liberty Global Common Shares Prior to the Spin-Off with Rights of Holders of Sunrise Shares Following the Spin-Off.”

Q:	How do I trade my Sunrise Class B Shares?

A:

Sunrise does not intend to apply to list the Sunrise Class B Shares on any stock exchange. As a result, the Sunrise Class B Shares will only trade in the over-the-counter market (the “OTC market”). In order to sell their Sunrise Class B Shares on the SIX, holders of Sunrise Class B Shares will need to exchange their Sunrise Class B Shares for Sunrise Class A Common Shares. At the time of the completion of the spin-off, a mechanism will be implemented pursuant to which holders of Sunrise Class B Shares will be able to exchange their Sunrise Class B Shares for Sunrise Class A Common Shares, at their option, at a ratio of 10 to one.

Q:	Is Liberty Global required to effect the spin-off if shareholders approve the Proposals?

A:	No. Regardless of receipt of necessary shareholder approval, the Liberty Board is not required to effect the spin-off.

Q:	When does Liberty Global expect to complete the spin-off?

A:

If the holders of Voting Shares approve the spin-off at the Special Meeting and all of the other conditions to the completion of the spin-off are satisfied, Liberty Global currently expects to complete the spin-off during the fourth quarter of 2024. However, even if the holders of Voting Shares approve the spin-off, the Liberty Board may abandon or delay the spin-off.

Q:	What happens if I sell my Liberty Global Common Shares before the Special Meeting?

A:

The Special Meeting Record Date, which is    p.m. Eastern Time on      , 2024 is earlier than the date of the Special Meeting. If you transfer your Liberty Global Common Shares after the Special Meeting Record Date but before the Special Meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the Special Meeting but will transfer the right to receive shares (and any cash in lieu of fractional shares) to which you would otherwise be entitled in connection with the spin-off to the person to whom you transfer your shares. In order to receive the shares (and any cash in lieu of fractional shares) which you are entitled to receive in connection with the spin-off as a Liberty Global shareholder, you must hold your shares through the Distribution Record Date.

Q:	What is the Distribution Record Date?

A:

The Distribution Record Date is the date that the Liberty Board or a committee thereof will determine as the record date for the spin-off. Holders of record of Liberty Global Common Shares on the Distribution Record Date will be entitled to receive on the effective date of the spin-off the Sunrise Shares of the applicable class based on the applicable distribution ratio.

Q:	What happens if I sell my Liberty Global Common Shares before the Distribution Record Date?

A:

If you sell your Liberty Global Common Shares before the Distribution Record Date, the right to receive Sunrise Shares (and any cash in lieu of fractional shares) which you would otherwise be entitled to receive in connection with the spin-off will transfer to the person to whom you sell your Liberty Global Common Shares. In order to receive the Sunrise Shares (and any cash in lieu of fractional shares) that you are entitled to receive in connection with the spin-off as a Liberty Global shareholder, you must own your shares on the Distribution Record Date.

Q:	How will I receive the Sunrise Shares to which I am entitled in the spin-off?

A:

Following the spin-off, Sunrise Shares will be issued electronically by way of direct registration, or in uncertificated form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and the need to return a duly executed share certificate to effect a transfer.      will act as the registrar and transfer agent for the Sunrise Shares and      will act as paying agent for the spin-off.

Q:	Who will bear the costs of the spin-off?

A:

The majority of the costs associated with the spin-off will be for Sunrise’s account, with certain expenses to be borne by Liberty Global. The expenses are expected to be approximately $    million in the aggregate.

Q:	What are the U.S. federal income tax consequences to me of the spin-off?

A:

For U.S. federal income tax purposes, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the spin-off, except with respect to any cash (if any) received by Liberty Global’s shareholders in lieu of fractional shares. After the spin-off, Liberty Global’s shareholders will allocate their basis in their Liberty Global Common Shares held immediately before the spin-off between their Liberty Global Common Shares and Liberty Global Common Shares in proportion to their relative fair market values on the date of the spin-off. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the spin-off.

Q:	What are the Swiss income tax consequences to me of the spin-off?

A:

If you are a Swiss resident holder, no gain or loss should arise or be included in your income for Swiss tax purposes as a result of the spin-off, provided that you are a Swiss Holder (as defined in “The Spin-Off—Material Swiss Tax Consequences of the Spin-Off”) who holds Liberty Global Common Shares as a business asset and correctly maintains the tax and book value of your Liberty Global Common Shares.

If you are a Swiss Holder that holds Liberty Global Common Shares as business assets and you are classified as a “professional securities dealer” or if you are a legal entity and you receive cash in lieu of a fractional Sunrise Share, then you will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional Sunrise Share and your tax basis in such fractional Sunrise Share.

If you are a Swiss Holder who holds Liberty Global Common Shares as private assets and you receive cash in lieu of a fractional Sunrise Share, the receipt of such cash will be tax-free to you.

Q:	Does Sunrise intend to pay cash dividends?

A:

Yes. Sunrise is committed to utilizing free cash flows to support attractive shareholder distributions in a disciplined manner. Sunrise aims to begin paying dividends in 2025, plans to distribute a substantial portion of its free cash flow as dividends and is targeting progressive dividend per share payments. See “The Spin-Off—Dividend Policy.”

Q:	Whom can I contact for more information?

A:

If you have any questions about the spin-off or the Special Meeting, or would like copies of any of the documents incorporated by reference in this proxy statement/prospectus or filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, you may call, email or mail Liberty Global’s Investor Relations Department, + 1 (303) 220-6600 or ir@libertyglobal.com or Liberty Global Ltd., attention: Investor Relations Department, 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, U.S. You may also contact Innisfree M&A Incorporated (“Innisfree”), who is acting as proxy solicitation agent for the Special Meeting, at +1(877) 825-8906 (within the U.S. and Canada) or +1(412) 232-3651. Banks and brokers may call +1(212) 750-5833.

Q:	Where can I find more information about Sunrise and Liberty Global?

A:	You can find more information from various sources described under “Where You Can Find More Information And Incorporation By Reference.”

The Special Meeting

Q: Who is entitled to notice of, and to vote at, the Special Meeting?

A:

Only holders of record of Voting Shares as of    p.m. Eastern Time on     , 2024, the Special Meeting Record Date, are entitled to notice of the Special Meeting or any adjournment thereof and are entitled to vote at the Special Meeting or any adjournment thereof.

As of June 30, 2024, there were 172,673,962 Liberty Global Class A common shares and 12,988,658 Liberty Global Class B common shares outstanding and entitled to vote.

Q:	Are holders of Liberty Global’s non-voting Class C common shares entitled to vote?

A:	Holders of Liberty Global Class C common shares will not be entitled to vote on any of the Proposals at the Special Meeting.

Q:	What is the quorum requirement?

A:

A quorum will be present at the Special Meeting if the holders of a majority in total voting power of the issued and outstanding Voting Shares entitled to vote at the Special Meeting are present or represented by proxy.

Q:	Can I vote my Voting Shares in person at the Special Meeting?

A:	All shareholders of record of the Voting Shares are invited to attend the Special Meeting.

If you are a shareholder of record, you have the right to attend, speak and vote in person at the Special Meeting. Any corporation which is a shareholder of record may by resolution of its board of directors authorize one or more persons to act as its representative(s) at the Special Meeting and the person(s) so authorized will (on production of a certified copy of such resolution at the Special Meeting) be entitled to exercise these same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder of Liberty Global.

Notwithstanding the foregoing, Liberty Global recommends that you vote by proxy in advance of the Special Meeting even if you plan to attend the Special Meeting (note that you may change your vote at the Special Meeting).

Q:	If I hold my Voting Shares in “street name” through a bank, broker or other nominee, how do I vote?

A:

If your Voting Shares are held in the name of a broker, bank or other nominee, you are a beneficial owner of the Voting Shares held in “street name,” and this document is being made available or forwarded to you by your broker, bank or other nominee, who is treated as the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your Voting Shares. You must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee to ensure your Voting Shares are voted in the way you would like at the Special Meeting. Your bank, broker or other nominee will send you specific instructions in this regard to vote your Voting Shares.

If you are a beneficial owner, you may also attend the Special Meeting. You may not, however, vote your Voting Shares held in “street name” unless you obtain a “proxy” from your broker, bank or other nominee that holds the Voting Shares, which gives you the right to vote the shares at the Special Meeting.

Q:	If I give a proxy, how are my Voting Shares voted?

A:

Regardless of the method you choose to appoint your proxy, the individuals named on the enclosed proxy card (i.e., your proxy), will vote your Voting Shares in the way that you indicate if you validly appoint a proxy and properly specify how you want your Voting Shares voted. When completing the internet process or the proxy card, you may specify whether your Voting Shares should be voted for or against or to abstain from voting on all, some or none of the Proposals to come before the Special Meeting.

Q:	What is the difference between holding Voting Shares as a shareholder of record and as a beneficial owner of Voting Shares held in “street name”?

A:

If your Voting Shares are registered directly in your name with Computershare, Liberty Global’s transfer agent, you are considered, with respect to those Voting Shares, the shareholder of record, and this proxy statement/prospectus, including the proxy card, has been sent directly to you by Liberty Global. If your Voting Shares are held in the name of a broker, bank or other nominee, you are a beneficial owner of Voting Shares held in “street name,” and this proxy statement/prospectus is being made available or forwarded to you by your broker, bank or other nominee, who is treated as the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your Voting Shares. You must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee to ensure your Voting Shares are voted in the way you would like at the Special Meeting. Your bank, broker or other nominee will send you specific instructions in this regard to vote your Voting Shares.

Q:	What happens if I do not give specific voting instructions?

A:

If you are a shareholder of record and you validly appoint a proxy for the Special Meeting but do not specify how you want to vote your Voting Shares at the Special Meeting, the proxy holders will vote such unspecified shares “FOR” the Proposals.

If any other matters (other than the Proposals described herein and related procedural matters) properly come before the Special Meeting, the proxy holders will have the authority to vote your Voting Shares on those matters in their discretion. The Liberty Board currently does not know of any matters to be raised at the Special Meeting other than the Proposals described herein and related procedural matters.

If you are a beneficial owner, your broker, bank or other nominee will be permitted to vote your Voting Shares held in “street name” on any of the Proposals only if you instruct your broker, bank or other nominee on how to vote. Under applicable stock exchange rules, brokers, banks and other nominees have the discretion to vote your shares only on routine matters if you fail to instruct your broker, bank or other nominee on how to vote your shares with respect to such matters. The Proposals to be voted upon by the Voting Shares described in this proxy statement/prospectus are non-routine matters (other than the adjournment proposal), and brokers, banks and other nominees therefore cannot vote on these Proposals without your instructions. Therefore, it is important that you instruct your broker, bank or other nominee on how you wish to vote your Voting Shares.

Q:	What are “broker non-votes” and how are they treated?

A:

If a broker, bank or other nominee who is a shareholder of record indicates on a form of proxy that it does not have discretionary authority to vote those Voting Shares on any of the Proposals, or if those Voting Shares are voted in circumstances in which its proxy authority is defective or has been withheld with respect to any of the Proposals, those Voting Shares are considered “broker non-votes” with respect to such proposal and will not be voted, but will be counted for purposes of determining whether a quorum is present at the Special Meeting.

Q:	How are abstentions treated?

A:

An abstention on the Proposals has the effect of a vote not being cast with respect to the applicable Voting Shares in relation to such proposal. Although considered present for purposes of the quorum requirement at the Special Meeting, such Voting Shares will not be considered when determining whether the Proposals have received the required approval.

Q:	Can I change my vote and/or revoke my proxy?

A:

You may revoke (i.e., terminate) your proxy at any time prior to its use by delivering a signed notice of revocation or a later dated signed proxy card. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent or hand delivered so as to be received at Liberty Global Ltd., Attention: Legal Department, 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, U.S, at or before the start of the Special Meeting. Any revocation of votes submitted via the internet must be submitted by the same method as the corresponding votes, not later than   p.m. Eastern Time on     , 2024. If your Voting Shares are held in the name of a bank, broker or other nominee within the facilities of the Depositary Trust Company (“DTC”), you should contact them to change your vote.

If you hold your Voting Shares in “street name” beneficially through a broker, bank or other nominee and want to change your vote, follow the voting instruction form provided by your broker, bank or other nominee. If you have any questions about voting or attending the Special Meeting, contact the Shareholder Helpline by calling the Liberty Global Investor Relations Department at +1(303) 220-6600 or contact Innisfree, who is acting as proxy solicitation agent for the Special Meeting, at +1(877) 825-8906 (within the U.S. and Canada) or +1(412) 232-3651. Banks and brokers may call +1(212) 750-5833.

All Voting Shares that have been properly voted and not revoked will be counted at the Special Meeting.

Q:	Where can I find the voting results of the Special Meeting?

A:

Liberty Global will announce the preliminary voting results at the Special Meeting. Liberty Global will post the final results of voting on its website promptly after the Special Meeting. Liberty Global will also report the final results in a current report on Form 8-K that it will file with the SEC. All reports Liberty Global files with the SEC are publicly available when filed; for more information see “Where You Can Find More Information and Incorporation by Reference.”

SUMMARY

This proxy statement/prospectus describes the Proposals, the Special Meeting, the spin-off and other related matters.

Here is what you need to do now:

•

read the letter from Mr. Fries, the Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board, which begins on the cover of this proxy statement/prospectus and briefly explains the spin-off;

•	read the Notice of Shareholder Meeting, which explains the actions to be taken by you, including how to make sure your vote is counted;

•	read the “Questions and Answers about the Spin-Off and the Special Meeting,” “—Key Spin-Off Terms and Dates” and this “Summary;”

•

read the remainder of this proxy statement/prospectus in its entirety carefully, including (1) the risks associated with the spin-off, investing in Sunrise Shares and the business of Sunrise that are discussed under “Risk Factors,” (2) the unaudited pro forma financial statements and related notes of each of Liberty Global and Sunrise included in Annexes D and E, (3) the audited historical financial statements and related notes for Sunrise included in Annex F, and (4) the Liberty Global Annual Report;

•	submit your proxy or your instructions to your bank, broker or other nominee as soon as possible, whether or not you plan to attend the Special Meeting; and

•	if you have any questions, contact the Shareholder helpline, details of which are set forth below (the “Shareholder Helpline”).

SHAREHOLDER HELPLINE

If you have any questions about the spin-off or voting or attending the Special Meeting, contact the

Shareholder Helpline by calling the Liberty Global Investor Relations Department at +1(303) 220-6600 or

contact Innisfree, who is acting as proxy solicitation agent for the Special Meeting, at +1(877) 825-8906

(within the U.S. and Canada) or +1(412) 232-3651.

Banks and brokers may call +1(212) 750-5833.

This “Summary” highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. Shareholders are urged to read the information contained and incorporated by reference in this proxy statement/prospectus, as well as the Annexes hereto, carefully and in their entirety. Do not solely rely on this “Summary” or regard reading this “Summary” as a substitute for reading this proxy statement/prospectus carefully and in its entirety.

Sunrise (page 86)

Overview

Sunrise is Switzerland’s leading fully converged challenger. It is the second largest telecommunications provider in Switzerland based on revenue, delivering market-leading converged telecommunications services through next-generation networks, offering mobile, broadband, TV and fixed-line telephony services primarily under the main brand Sunrise and its flanker brands, yallo, Lebara and Swype. As of December 31, 2023, Sunrise maintains market share of 26% in mobile services, 28% in broadband, 31% in TV and 32% in fixed-line telephony services, respectively, based on number of subscribers.

Sunrise operates in three reportable segments: (i) residential customers, (ii) business customers and wholesale and (iii) infrastructure and support functions. Sunrise’s service offerings in the residential customers and business customers and wholesale segments consists of the following:

•

Residential services. Sunrise offers residential customers mobile, broadband, TV and fixed-line telephony services, which can be bundled together in various combinations for a fixed monthly fee. Sunrise also operates the MySports pay TV platform, which has exclusive rights to broadcast Swiss National League ice hockey games. In addition, Sunrise offers value-added services including device-as-a-service (“DaaS”) and home security services, which it is in the process of scaling. Residential services accounted for 74% of Sunrise’s revenue for the year ended December 31, 2023.

•

Business customer and wholesale services. Sunrise offers its telecommunications services, primarily mobile and broadband services, as well as a range of value-added portfolio services, including cloud services, cybersecurity and automation, to Swiss businesses of all sizes. Sunrise’s wholesale operations provide mobile virtual network operator (“MVNO”) services, branded reseller services, data services, roaming and voice services to other companies. Business customer and wholesale services accounted for 26% of Sunrise’s revenue for the year ended December 31, 2023.

Sunrise’s infrastructure and support functions segment comprises support units such as network, information technology (“IT”) and operations, as well as staff functions, including finance, human resources and strategy.

Sunrise’s service offerings are tailored to meet customers’ need for seamless, reliable connectivity at home, work and on the go. Sunrise aims to consistently provide a portfolio of innovative, high-quality products and services to increase loyalty and share of wallet across its customer base.

In connection with the spin-off, Sunrise will become an independent, separate publicly-owned company, managed by a dedicated and experienced Swiss executive team.

Corporate Information

Corporate History

Sunrise was initially formed in 2001 as Sunrise Communications Ltd, a Swiss corporation, through the merger of two telecommunications companies. In February 2015, Sunrise became a Swiss public company listed on the SIX. In November 2020, Liberty Global through its Swiss subsidiary, UPC Schweiz GmbH (“UPC”), another Swiss telecommunications company, successfully completed the acquisition of Sunrise through the settlement of an all cash public tender offer to acquire all of the publicly held shares of Sunrise (the “Sunrise-UPC transaction”), followed by a “squeeze-out” procedure which was completed in the first half of 2021. Following the Sunrise-UPC transaction, Sunrise became an indirect wholly-owned subsidiary of Liberty Global. As of the date of this proxy statement/prospectus, the telecommunications businesses of Sunrise and UPC are substantially integrated.

Reorganization in Connection with the Spin-Off

Prior to the spin-off, the Sunrise Business is operated by Sunrise GmbH through additional operating subsidiaries. Sunrise GmbH is indirectly held by Liberty Global Europe Financing B.V., a Netherlands corporation, an indirect wholly-owned subsidiary of Liberty Global. In connection with the spin-off, Liberty Global has created and directly holds Sunrise Communications AG, which is the entity whose shares will be listed on the SIX following the spin-off. Prior to the spin-off, Sunrise will transfer Liberty Global Europe Financing B.V. and its subsidiaries, including Sunrise GmbH and its subsidiaries, to Newco B.V., an entity that will be formed in connection with the spin-off and transferred to Sunrise Communications AG. Following the spin-off, Sunrise GmbH will continue as the principal operating company operating the Sunrise Business and will be indirectly held by Sunrise Communications AG, which will be an independent, separate publicly-traded company with shares listed on the SIX. See “The Spin-Off—Overview” for more information.

The simplified diagrams below illustrate the corporate structure of Liberty Global immediately before the consummation of the spin-off and of Sunrise immediately following the consummation of the spin-off. Following the spin-off, Liberty Global will continue to operate its other businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands.

Shareholders
100%
Liberty Global Ltd
100%
100%
Newco B.V.
Sunrise Communications AG
Other Liberty Global Businesses
100%
Liberty Global Europe Financing B.V.
100%
Sunrise GmbH
Operating Subsidiaries

Simplified Corporate Structure of Sunrise Immediately After the Spin-Off

Shareholders
100%
Sunrise Communications AG
100%
Newco B.V.
100%
Liberty Global Europe Financing B.V.
100%
Sunrise Gmbh
Operating Subsidiaries

Contact Information

Sunrise’s headquarters are located at Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland, and its telephone number is +41 58 777 76 66. Substantially all of Sunrise’s assets and businesses are located and operated in Switzerland. Its website address is www.sunrise.ch. The information on, or information that can be accessed through, Sunrise’s website is not part of and is not incorporated by reference into this proxy statement/prospectus. This website address is included as an inactive textual reference only.

Key Spin-Off Terms and Dates

Distributing Company	Liberty Global Ltd.

Distributed Company	Sunrise Communications AG

Distributed Securities

Sunrise Class A Common Shares, par value CHF 0.10 per share, with one vote per share

Sunrise Class B Shares, par value CHF 0.01 per share, with one vote per share

Swiss law provides that all shares of common stock, regardless of class, must have one vote per share. As a result, for Swiss companies, differential voting between classes of shares is implemented by issuing shares with different par values, with a maximum difference of 10:1. The issuance of Sunrise Class B Shares, each of which will have one-tenth of the par value of Sunrise Class A Common Shares but one vote, at the distribution ratios described below, will help maintain Liberty Global’s historic high vote share structure that Liberty Global’s shareholders are familiar with and ensure continuity with Liberty Global’s principal shareholders.

Distribution Ratios

One Sunrise Class A Common Share for every five Liberty Global Class A or C common shares

Two Sunrise Class B Shares for each Liberty Global Class B common share

Since one Sunrise Class B Share will have one-tenth of the economic entitlement of one Sunrise Class A Common Share (because the par value of Sunrise Class B Shares is one-tenth of the par value of Sunrise Class A Common Shares), 10 Sunrise Class B Shares will represent the same economic entitlement as one Sunrise Class A Common Share. Accordingly, each holder of Liberty Global Class B common shares must receive 10 Sunrise Class B Shares in order to receive an economic entitlement equivalent to one Sunrise Class A Common Share. A ratio of one Sunrise Class A Common Share for every five Liberty Global Class A common shares is therefore equivalent to a distribution ratio of 10 to five (or two to one) Sunrise Class B Shares to Liberty Global Class B common shares.

Liberty Global Common Shares Outstanding as of June 30, 2024

172,673,962 Liberty Global Class A common shares, par value $0.01 per share

12,988,658 Liberty Global Class B common shares, par value $0.01 per share

181,877,378 Liberty Global Class C common shares, par value $0.01 per share

Unless specified otherwise, when presented in this proxy statement/prospectus, the number of outstanding Liberty Global Common Shares excludes (before any adjustments in connection with the spin-off as described in “The Spin-Off—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards”):

•  8,538,454 Liberty Global Common Shares underlying Original Liberty RSUs;

•  3,477,480 Liberty Global Common Shares underlying Original Liberty PSUs;

•  3,702,740 Liberty Global Common Shares underlying Original Liberty Options Awards, with a weighted average exercise price of $23.90;

•  83,822,483 Liberty Global Common Shares underlying Original Liberty SARs, with a weighted average exercise price of $24.34; and

•  22,846,189 Liberty Global Common Shares reserved for issuance under Liberty Global’s share incentive plans.

The number of Liberty Global Common Shares outstanding as of the Distribution Record Date may be different from those outstanding as of June 30, 2024, including as a result of any share repurchases undertaken by Liberty Global after such date.

For a description of Original Liberty RSUs, Original Liberty PSUs and Original Liberty Options Awards, please see “The Spin-Off—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards.”

Sunrise Shares Outstanding Immediately After the Spin-Off

70,910,267 Sunrise Class A Common Shares, par value CHF 0.10 per share

25,977,316 Sunrise Class B Shares, par value CHF 0.01 per share

The number of Sunrise Shares assumed to be outstanding immediately after completion of the spin-off as presented in this proxy statement/prospectus is based on the number of Liberty Global Common Shares outstanding as of June 30, 2024, after giving effect to the distribution ratios. Based on the number of Liberty Global equity awards outstanding as of June 30, 2024 and the closing price of the applicable class of Liberty Global Common Shares as of June 28, 2024, the number of Sunrise Shares expected to be outstanding immediately after completion of the spin-off as presented in this proxy statement prospectus, unless specified otherwise, excludes the following equity awards expected to be granted under the Transitional Plan if the spin-off were to occur on such date:

•  True-Up Sunrise RSUs, with respect to 95,785 Sunrise Class A Common Shares;

•  Sunrise SARs, with an aggregate intrinsic value of $620,351 at grant;

•  New Sunrise RSUs, with an aggregate grant value of $9,267,103; and

•  New Sunrise PSUs, with an aggregate grant value of $4,092,833.

For a description of True-Up Sunrise RSUs, Sunrise SARs, New Sunrise RSUs and New Sunrise PSUs, please see “The Spin-Off—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards.”

Voting Rights	The Sunrise Class A Common Shares and Sunrise Class B Shares will each have one vote per share. See “Description of Sunrise Shares Following the Spin-Off—Voting Rights.”

Stock Exchange Listing

Following completion of the spin-off, the Sunrise Class A Common Shares are expected to trade on the SIX under the symbol “SUNR.”

Sunrise does not intend to apply to list the Sunrise Class A Common Shares on any U.S. stock exchange and does not intend to apply to list the Sunrise Class B Shares on any stock exchange.

Special Meeting Record Date	p.m. Eastern Time on , 2024

Date, Place and Time of the Special Meeting	p.m. Mountain Time on , 2024, at 1550 Wewatta Street, Suite 1000, Denver, Colorado

Distribution Record Date	p.m., Eastern Time, on , 2024

Expected Date of the Spin-Off	, 2024.

Proposals

•  The spin-off proposal – a proposal to approve, in accordance with bye-law 14.2(b) of Liberty Global’s bye-laws, the terms of the spin-off pursuant to which (i) holders of Liberty Global Class A common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class A common shares owned by such holders, (ii) holders of Liberty Global Class B common shares receive two Sunrise Class B Shares, each with one vote per share, for each Liberty Global Class B common share owned by such holders and (iii) holders of Liberty Global Class C common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class C common shares owned by such holders;

•  The share premium reduction proposal – a proposal to approve, in accordance with section 46 of the Bermuda Companies Act and bye-law 12.1 of Liberty Global’s bye-laws, a reduction of Liberty Global’s share premium account without any payment by Liberty Global to Liberty Global’s shareholders, up to a maximum amount equal to the current balance of Liberty Global’s share premium account, and the grant of authority to the Liberty Board to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise on the effective date of the spin-off; and

•  The adjournment proposal – a proposal to give Liberty Global the authority to adjourn or postpone the Special Meeting if necessary or appropriate, including to solicit additional proxies in favor of the other Proposals if there are insufficient votes at the time of the Special Meeting to approve the other Proposals or in the absence of a quorum.

See “Special Meeting Matters—Proposal No. 1: Spin-Off Proposal, Proposal No. 2: Share Premium Reduction Proposal and Proposal No. 3: Adjournment Proposal.”

Required Vote

Each Proposal must be approved by the affirmative vote of a majority of the votes cast by the holders of Voting Shares, voting as a single class, either in person or by proxy.

Holders of Liberty Global Class C common shares are not entitled to vote on matters presented to the Liberty Global shareholders at the Special Meeting and therefore, are not entitled to vote on the Proposals.

Recommendation of the Liberty Board	The Liberty Board has approved the Proposals and recommends that the Liberty Global Class A and Class B shareholders vote “FOR” each Proposal.

Risk Factors	The spin-off, as well as the securities and business of Sunrise, are subject to various risks. You should carefully read the section entitled “Risk Factors” and other information included in this proxy statement/prospectus for a discussion of factors that you should consider before voting on the Proposals. See “Risk Factors.”

The Spin-Off

Overview (page 61)

Liberty Global is proposing to effect a series of transactions that, if completed in their entirety, will result in the spin-off of Sunrise from Liberty Global, following the transfer of the Sunrise Business to Sunrise. After the transaction, Liberty Global will continue to own (in whole or in part) and operate its businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands, and Sunrise will operate the Sunrise Business, with Liberty Global and Sunrise operating as independent, separate publicly traded companies.

Specifically, Liberty Global will effect the spin-off through the following steps:

•	Liberty Global will undertake certain reorganization transactions to effect the separation of the Sunrise Business from the Liberty Group.

•	Liberty Global will reduce its share premium account as further described in this proxy statement/prospectus.

•

In satisfaction of the share premium reduction, on the effective date of the spin-off, Liberty Global will transfer the Sunrise Business to Sunrise and, in recognition of such transfer, Sunrise will issue to holders of each class of Liberty Global Common Shares as of the Distribution Record Date the following shares and cash in lieu of any fractional shares:

•	Liberty Global Class A common shares: one Sunrise Class A Common Share for every five Liberty Global Class A common shares held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class B common shares: two Sunrise Class B Shares for every Liberty Global Class B common share held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class C common shares: one Sunrise Class A Common Share for every five Liberty Global Class C common shares held by any such shareholder on the Distribution Record Date.

The ratios of Sunrise Shares to be issued in exchange for Liberty Global Common Shares are collectively referred to herein as the “distribution ratios.”

Under Liberty Global’s bye-laws, Liberty Global is required to obtain shareholder approval to implement a spin-off, such as the spin-off described in this proxy statement/prospectus, which involves a distribution that does not provide for either (i) each class of Liberty Global Common Shares receiving a pro rata distribution of the same securities or (ii) holders of Liberty Global Class B common shares receiving high vote securities and Liberty Global Class A and C common shares receiving lower voting securities. For additional detail, see “Special Meeting Matters—Proposal No. 1: Spin-Off Proposal.”

The spin-off is being implemented as a reduction of Liberty Global’s share premium without any payment by Liberty Global to Liberty Global’s shareholders, which, under Bermuda law and Liberty Global’s bye-laws, requires a separate shareholder vote. For additional detail, see “Special Meeting Matters—Proposal No. 2: Share Premium Reduction Proposal.”

Because Sunrise will have only two classes of shares compared to Liberty Global, which has three classes of shares, one of which is non-voting, the aggregate voting power of each class of Sunrise Shares will be different from the aggregate voting power of each class of Liberty Global Common Shares. The below table illustrates these differences based on the number of Liberty Global Common Shares outstanding as of June 30, 2024 and the distribution ratios described in this proxy statement/prospectus.

Class	Aggregate voting power in Liberty Global	Aggregate voting power in Sunrise represented by Sunrise Class A Common Shares received in the spin-off	Aggregate voting power in Sunrise represented by Sunrise Class B Shares received in the spin-off
Liberty Global Class A	57%	36%	—
Liberty Global Class B	43%	—	27%
Liberty Global Class C	None	37%	—

Total	100%	73%	27%

Required Vote (page 54)

Each Proposal must be approved by the affirmative vote of a majority of the votes cast by the holders of Voting Shares, voting as a single class, either in person or by proxy on such Proposal.

Holders of Liberty Global Class C common shares are not entitled to vote on matters presented to the Liberty Global shareholders at the Special Meeting and therefore, are not entitled to vote on the Proposals.

Background and Reasons for the Spin-Off (page 62)

The Liberty Board periodically reviews with management the strategic goals and prospects of Liberty Global’s various businesses, equity affiliates and other investments. In connection with its consideration of whether implementing the spin-off would be in the best interests of Liberty Global and its shareholders, the Liberty Board has concluded that the spin-off would have the following potential benefits:

•

greater market recognition for Sunrise, making it easier for investors to evaluate the merits, strategy, performance and future prospects of Sunrise’s business and resulting in a higher trading value for the Sunrise Shares as compared to the value attributed to Sunrise as part of Liberty Global;

•	attraction of new investors, in particular Swiss investors, to Sunrise;

•	dedicated and efficient management of Sunrise, which would also allow Liberty Global’s management to devote more attention and resources to managing its operating businesses and venture investments;

•	more flexibility to direct internal capital to fund growth and realize the full potential of Sunrise’s business;

•	the creation of a “pure play” equity currency that can be used to facilitate Sunrise’s capital raising activities and be used as an acquisition currency; and

•	the attraction and retention of qualified personnel through tailored employee equity incentives.

Recommendation of the Liberty Board (page 66)

The Liberty Board recommends that you vote “FOR” approval of the Proposals. The Liberty Board has carefully reviewed the terms of the spin-off and the share premium reduction and has determined that the adoption of the Proposals is in the best interests of Liberty Global and its shareholders.

As of    , 2024, Liberty Global’s directors and executive officers beneficially owned in the aggregate approximately    % of the Liberty Global Class A common shares,    % of the Liberty Global Class B common shares,    % of the Liberty Global Class C common shares, and approximately    % of the aggregate voting power of the outstanding Liberty Global Common Shares. All of the members of the Liberty Board and all of Liberty Global’s executive officers have indicated that they currently intend to vote in favor of the Proposals with respect to the Voting Shares they hold.

Interests of Certain Persons in the Spin-Off (page 66)

In considering the recommendation of the Liberty Board to vote in favor of the Proposals, you should be aware that some of Liberty Global’s directors and executive officers have interests in the spin-off that are in addition to or different from the interests of shareholders generally.

Mr. Fries, who is the Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board, is expected to serve as the Sunrise Chair immediately following the spin-off.

Pursuant to a letter agreement, which will be executed on the effective date of the spin-off, for so long as Mr. Fries is serving on the Sunrise Board, (a) Mr. Fries will have the right to vote Mr. Malone’s Sunrise Class B Shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his spouse, retains a unitrust interest in the trust (the “Malone Trust”) if such shares are not being voted and (b) Mr. Fries (or an entity controlled by him) will have an exclusive right to negotiate to purchase Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if the Malone Trust determines to sell Mr. Malone’s Sunrise Class B Shares and, if the parties fail to come to an agreement, Mr. Fries will have a right to match any third party offer. See “Risk Factors—Risks Relating to Sunrise Shares and Jurisdiction of Incorporation—Mr. Malone and Mr. Fries will have significant voting power with respect to corporate matters considered by Sunrise’s shareholders after the spin-off” for a more detailed description of these arrangements.

Stock Market Listing of Sunrise Shares (page 68)

Sunrise will apply to list the Sunrise Class A Common Shares on the SIX and has reserved the ticker symbol “SUNR” for the Sunrise Class A Common Shares. Trading in Sunrise Class A Common Shares is expected to begin on the SIX on the first business day following the date that Liberty Global completes the spin-off. Sunrise does not intend to apply to list the Sunrise Class A Common Shares on any U.S. stock exchange and does not intend to apply to list the Sunrise Class B Shares on any stock exchange. There can be no assurance that a viable and active trading market will develop in either of the Sunrise Class A Common Shares or the Sunrise Class B Shares.

Regulatory Requirements (page 68)

Liberty Global is not aware of any material governmental approvals or actions that are necessary to effect the spin-off.

Material U.S. Federal Income Tax Consequences of the Spin-Off (page 68)

The spin-off is conditioned upon the receipt by Liberty Global of the A&O Shearman Tax Opinion to the effect that the spin-off should qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code and that for U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. shareholder as a result of the spin-off, except with respect to any cash received in lieu of fractional shares. The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. The A&O Shearman Tax Opinion is expected to be delivered to Liberty Global on or prior to the spin-off of the Sunrise Business to Sunrise.

For more information regarding the A&O Shearman Tax Opinion and the potential tax consequences of the spin-off to you, please see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” Please consult your tax advisor for a full understanding of the tax consequences to you of the spin-off.

Material Swiss Tax Consequences of the Spin-Off (page 73)

For Swiss tax purposes no gain or loss should be recognized by, or be includible in the income of, a Swiss resident holder as a result of the spin-off, provided that Swiss Holders (as defined in “The Spin-Off—Material Swiss Tax Consequences of the Spin-Off”) who hold Liberty Global Common Shares as business assets accurately maintain the tax and book values of their Liberty Global Common Shares. This means that for Swiss Holders who hold Liberty Global Common Shares as business assets, the aggregate tax basis of the Liberty Global Common Shares and the Sunrise Shares immediately after the spin-off should be the same as the aggregate tax basis of the Liberty Global Common Shares held immediately before the spin-off, allocated between the Liberty Global Common Shares and the Sunrise Shares.

If a Swiss Holder that holds Liberty Global Common Shares as business assets is classified as a “professional securities dealer” or is a legal entity and receives cash in lieu of a fractional Sunrise Share, such Swiss Holder will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional Sunrise Share and the Swiss Holder’s tax basis in that fractional Sunrise Share.

If a Swiss Holder who holds Liberty Global Common Shares as private assets receives cash in lieu of a fractional Sunrise Share, the receipt of such cash will be tax-free to the holder.

Material U.K. Tax Consequences of the Spin-Off (page 77)

Holders of Liberty Global Common Shares within the scope of U.K. tax are urged to consult their own tax advisors as to the U.K. tax treatment of the spin-off and the ownership of Sunrise Shares in light of their particular situation.

Relationship Between Liberty Global and Sunrise Following the Spin-Off (page 81)

Following the spin-off, Liberty Global and Sunrise will be independent, publicly owned companies, and Sunrise will no longer be part of Liberty Global. However, Liberty Global and Sunrise, or their respective subsidiaries, will remain party to certain existing agreements and will enter into certain new agreements in order to govern the ongoing relationships between them after the spin-off and to provide for an orderly transition of Sunrise to independent public company status. Such agreements will include the following:

•

a master separation agreement that sets forth the principal corporate transactions (including the internal restructuring) necessary to complete the spin-off, certain conditions to the spin-off and a number of other provisions governing the relationship between Liberty Global and Sunrise following the completion of the spin-off;

•

a tax separation agreement that governs the respective rights, responsibilities and obligations of Liberty Global and Sunrise with respect to taxes and tax benefits, the filing of tax returns and other tax matters;

•

a technology master services agreement that governs the continued provision of various technology-related services to the Sunrise group following the spin-off, including services for maintaining, scaling and operating entertainment, connectivity and network-related platforms and products;

•

one or more transitional services agreements that govern the provision of certain services to the Sunrise group to ensure an orderly transition following the spin-off, with services to include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services; and

•	various other agreements pursuant to which subsidiaries of Liberty Global and Sunrise provide operational and/or advisory services to each other.

For more information, see “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off.”

Accounting Treatment (page 85)

Liberty Global will present the Sunrise Business as a discontinued operation following the effective date of the spin-off. After the spin-off, the assets and liabilities of Sunrise will be accounted for by Sunrise at the historical values carried by Liberty Global prior to the spin-off. The majority of the costs associated with the spin-off will be for Sunrise’s account, with certain expenses to be borne by Liberty Global. The expenses are expected to be approximately $    million in the aggregate.

Appraisal Rights (page 85)

Appraisal rights are not available to shareholders of Liberty Global in connection with the spin-off.

Dividend Policy (page 85)

Sunrise is committed to utilizing free cash flows to support attractive shareholder distributions in a disciplined manner. Sunrise aims to begin paying dividends in 2025, plans to distribute a substantial portion of its free cash flow as dividends and is targeting progressive dividend per share payments. See “Dividend Policy.”

Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake (page 85)

In connection with the spin-off, Sunrise’s net debt (defined as total debt less cash and cash equivalents) is expected to be reduced by the equivalent of at least CHF1.5 billion, representing approximately 25% of Sunrise’s net debt outstanding as of December 31, 2023. This net debt reduction may be accomplished by paying down or otherwise reducing a portion of Sunrise’s total debt, by increasing Sunrise’s cash and cash equivalents, or by a combination of the two. It is expected to be funded with an equity capital contribution from Liberty Global, the amount of which would be reduced by the portion of Sunrise’s own full-year 2024 free cash flow that is determined to be allocated towards net debt reduction. Liberty Global expects to fund its equity capital contribution from its corporate liquidity, including non-core asset disposal proceeds. In addition, depending on market conditions and other factors, Liberty Global may determine to raise up to CHF    million towards Sunrise net debt reduction by selling an equity stake in Sunrise in connection with the spin-off at a price and on such other terms and conditions as may be determined at the time. Such a sale, if it occurs, could be effected by Liberty Global shortly before the spin-off or by Sunrise shortly after the spin-off. The net proceeds raised from such an equity sale, if any, may reduce the amount that Liberty Global would contribute towards Sunrise net debt reduction from other sources or may be used to effect further net debt reduction in addition to the targeted CHF1.5 billion.

See “The Spin-Off—Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake” for more information.

Risk Factors (page 21)

The spin-off, as well as the securities and business of Sunrise, are subject to various risks, including the following:

Risk Factors Relating to the Spin-Off

•

Liberty Global and Sunrise may be unable to achieve some or all of the anticipated benefits that they expect to achieve through the spin-off on the anticipated timeline, or at all, and there could be a potential loss of synergies as a result of the spin-off.

•

The spin-off may be abandoned by Liberty Global at any time prior to completion and is subject to certain closing conditions that, if not satisfied or waived, will result in the spin-off not being completed. If the spin-off is not completed, the market price of Liberty Global Common Shares may decline.

•	The spin-off could result in significant tax liability to Liberty Global’s shareholders.

•

The aggregate value of the Liberty Global Common Shares and Sunrise Shares that current holders of Liberty Global Common Shares hold as a result of the spin-off might be less than the value of the Liberty Global Common Shares before the spin-off.

•	Your equity interest in Sunrise may be diluted by future equity sales and share issuances, including in connection with the spin-off.

•	Mr. Malone and Mr. Fries have significant voting power with respect to the Proposals.

•	Sunrise has no recent history of operating as a separate, publicly-traded company, such that its recent historical financial information may not be a reliable indicator of its future results.

•	Sunrise plans to cease reporting under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.

•

After the spin-off, Sunrise will be a foreign private issuer with no U.S. stock exchange listing. Holders of Sunrise Shares will not have the same corporate governance protections as they currently have as holders of Liberty Global Common Shares and may have access to less information about Sunrise than they do about Liberty Global.

•	The spin-off will reduce Liberty Global’s share premium account which could affect Liberty Global’s ability to carry out future transactions through a repayment of capital.

Risk Factors Relating to Sunrise

•	Sunrise has substantial indebtedness that may have a material adverse effect on its ability to execute its business strategy.

•

Sunrise will require a significant amount of cash to meet its obligations under its indebtedness and fund other liquidity needs, which it may not be able to generate or raise on acceptable terms or at all.

•	The expenditures required to renew the portion of Sunrise’s spectrum expiring in 2028 are uncertain but may be significant.

•

A decline in average revenue per unit (“ARPU”) in Sunrise’s mobile and fixed networks may adversely affect its business, revenues, earnings and cash flows if Sunrise fails to expand its subscriber base to offset ARPU declines.

•	The telecommunications industry is mature, saturated, competitive and subject to price erosion.

•	Sunrise depends on its agreement with Swiss Towers AG for access to the majority of its mobile antenna sites and passive mobile infrastructure.

•	Sunrise does not own all of its network infrastructure and equipment or the land on which it is constructed.

•	Sunrise’s brands are subject to reputational risks and impairment.

•	Sunrise’s network infrastructure and IT systems are vulnerable to damage and disruptions.

•	If Sunrise is unable to successfully manage its customer churn, its revenues and cash flows may be reduced.

•	Sunrise relies on third-party suppliers for certain of its products and services and outsources certain of its operations.

•	If Huawei is ever prohibited from operating in Switzerland, or Huawei’s equipment is prohibited from being used in Switzerland, Sunrise would be required to incur substantial additional expenses.

•	Sunrise is subject to extensive regulation and has been, and may in the future be, adversely affected by changes in laws, regulations or policy.

•

Sensitive personal data could be subject to misappropriation, misuse, leakage, falsification or accidental release or loss of information, and Sunrise may fail to comply with data protection legislation or appropriate practices.

•

If Liberty Global is unable for any reason to effectively provide services to Sunrise pursuant to the companies’ services arrangements, or if Sunrise is unable to adequately, timely and cost-effectively replace such services once such arrangements expire, Sunrise’s business could be adversely affected.

Risks Relating to the Sunrise Shares

•

An active public market for the Sunrise Shares may not develop, or the Sunrise Shares may trade at low volumes, both of which could have a material adverse effect on the resale price, if any, of the Sunrise Shares.

•	The Sunrise Shares will not be listed on a U.S. stock exchange.

•	Mr. Malone and Mr. Fries will have significant voting power with respect to corporate matters considered by Sunrise’s shareholders after the spin-off.

Please refer to the information contained under the captions “Risk Factors” and “Important Notices—Forward-Looking Statements,” as well as the other information included or incorporated by reference into this proxy statement/prospectus, for important information regarding the risks and uncertainties related to the spin-off, Sunrise and the Sunrise Shares that you should carefully consider.

Implications of Sunrise Being a Foreign Private Issuer with no U.S. Stock Exchange Listing

Cessation of Reporting Obligations

Sunrise will become subject to reporting obligations under Section 15(d) of the Exchange Act immediately upon effectiveness of the registration statement of which this proxy statement/prospectus forms a part. Assuming the spin-off occurs by year-end 2024, Sunrise also expects to become required to register its Class A Common Shares under Section 12(g) of the Exchange Act on or before April 30, 2025 and thereby become subject to reporting obligations under Section 13(a) of the Exchange Act.

However, since the Sunrise Shares will not be listed on any U.S. stock exchange, Sunrise will be permitted under applicable SEC rules and regulations to cease reporting under the Exchange Act following the spin-off once it meets certain conditions, including that it has had Exchange Act reporting obligations for at least 12 months, has filed or furnished all reports required for this period and has filed at least one annual report on Form 20-F. In addition, Sunrise must also have maintained a listing of its Class A Common Shares on the SIX for at least 12 months, Switzerland must be the primary trading market (as defined by the SEC) for the Sunrise Class A Common Shares, and the U.S. average daily trading volume of the Sunrise Class A Common Shares for a recent 12-month period must have been no greater than 5% of the worldwide average daily trading volume for the same period. Sunrise plans to cease reporting under the Exchange Act as soon as it is permitted to do so. If and when this happens, shareholders will only have access to such information about Sunrise as it will at that time be required to disclose in accordance with Swiss law and SIX listing requirements. Accordingly, if and when Sunrise ceases reporting under the Exchange Act, holders of Sunrise Shares may have access to less information about it than they had prior to such cessation. Sunrise will at that time also cease to be subject to, among other things, the liability provisions of the Exchange Act and the provisions of SOX. See “Risk Factors—Risks Relating to the Spin-Off and Sunrise’s Status as an Independent Company—Sunrise plans to cease reporting under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.”

Corporate Governance

Sunrise will not at any time be subject to the listing rules and corporate governance requirements of any U.S. stock exchange because the Sunrise Shares will not be listed on any such exchange. Sunrise will instead be subject to the applicable corporate governance requirements of the SIX and Swiss law. Accordingly, following the spin-off, unlike Liberty Global, Sunrise will not be required to comply with Nasdaq’s corporate governance requirements, including those related to shareholder approval of certain issuances of equity securities, as well as requirements to annually disclose certain board diversity information in the format prescribed by Nasdaq and adopt an executive compensation clawback policy compliant with Nasdaq rules. In addition, while Sunrise expects that, following the spin-off, at least a majority of the directors on its audit, compensation and nominating committees will be independent from management, with at least one director on each committee independent from Liberty Global, such committees may not be, or may not remain, fully independent within the meaning of the Nasdaq listing rules at all times following the spin-off. Sunrise intends to follow corporate governance practices customarily followed by Swiss companies listed on the SIX.

Foreign Private Issuer Status

As long as Sunrise continues to be subject to the reporting obligations of the Exchange Act and qualify as a foreign private issuer under the Exchange Act, Sunrise will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including Liberty Global. Such provisions include:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, unlike Liberty Global, Sunrise will not be required to file annual reports and financial statements with the SEC as promptly, or using the same forms, as U.S. domestic companies whose securities are registered under the Exchange Act, and will not be required to comply with certain other rules and regulations under U.S. securities laws applicable to U.S. domestic companies whose securities are registered under the Exchange Act, including Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. So long as Sunrise remains a foreign private issuer, Sunrise will continue to be exempt from the more stringent compensation disclosures required of companies that are not foreign private issuers.

Sunrise Summary Financial Information and Operating Data

The following tables present Sunrise’s income (loss), cash flow and certain other financial information and operating data as of and for the years ended December 31, 2023, 2022 and 2021. The information is only a summary and is not necessarily indicative of results that may be expected in any future period. It should be read in conjunction with the audited consolidated financial statements and accompanying notes of Sunrise included as Annex F to this proxy statement/prospectus and the information set forth under “Sunrise Management’s Discussion and Analysis of Sunrise Financial Condition and Results of Operations.”

	Year ended December 31,
	2023		2022		2021
	in millions
Sunrise Statements of Income or Loss Data:
Revenue	CHF	3,035.2	CHF	3,035.2	CHF	3,035.7
Direct costs		(834.6)		(819.6)		(826.6)
Personnel expenses		(416.7)		(438.3)		(438.1)
Other operating income and capitalized labor		105.7		61.7		158.5
Other operating items		(758.8)		(750.2)		(753.3)

Operating income before depreciation and amortization		1,130.8		1,088.8		1,176.2
Depreciation of RoU assets		(128.0)		(145.4)		(129.9)
Depreciation and amortization		(992.1)		(1,028.8)		(995.6)

Operating income (loss)		10.7		(85.4)		50.7

Financial income		574.7		456.7		235.6
Financial expenses		(957.2)		(340.2)		(420.3)
Share of gains (losses) of affiliates, net		(0.3)		2.2		2.8

Income (loss) before taxes		(372.1)		33.3		(131.2)
Income tax benefit		59.9		50.7		62.6

Net income (loss)	CHF	(312.2)	CHF	84.0	CHF	(68.6)

	Year ended December 31,
	2023		2022		2021
	in millions
Sunrise Cash Flow Data:
Net cash provided by operating activities	CHF	1,201.5	CHF	1,252.7	CHF	1,265.1
Net cash used by investing activities		(760.6)		(543.0)		(333.2)
Net cash used by financing activities		(440.1)		(714.0)		(945.4)
Effect of exchange rate changes on cash		1.7		1.1		0.1

Net increase (decrease) in cash and cash equivalents	CHF	2.5	CHF	(3.2)	CHF	(13.4)

	Year ended December 31,
	2023		2022		2021
	in millions, except percentages
Sunrise Summary Financial Data:
Revenue	CHF	3,035.2	CHF	3,035.2	CHF	3,035.7

Net income (loss)	CHF	(312.2)	CHF	84.0	CHF	(68.6)

Net income (loss) margin		(10.3)%		2.8%		(2.3)%

Adjusted EBITDAaL (a)	CHF	1,043.6	CHF	1,057.8	CHF	1,116.3

Adjusted EBITDAaL margin		34.4%		34.9%		36.8%

Net cash provided by operating activities		CHF 1,201.5		CHF 1,252.7		CHF 1,265.1

Adjusted Free Cash Flow (b)	CHF	352.5	CHF	299.5	CHF	296.5

(a)

Adjusted EBITDAaL is the primary measure used by Sunrise’s chief operating decision maker to evaluate operating performance and is also a key factor that is used by the internal decision makers within Sunrise to (i) determine how to allocate resources and (ii) evaluate the effectiveness of Sunrise’s management for the purposes of annual and other incentive compensation plans. Sunrise’s internal decision makers believe Adjusted EBITDAaL is a meaningful measure because it represents a transparent view of Sunrise’s recurring operating performance that is unaffected by Sunrise’s capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses. Adjusted EBITDA is defined as net income (loss) before income tax benefit (expense), share of losses (gains) of affiliates, financial income, financial expenses, depreciation and amortization, share-based compensation expense, and impairment, restructuring and other operating items. Other operating items include (1) provisions and provision releases related to significant litigation, (2) certain related-party charges and (3) gains and losses on the disposition of long-lived assets. Consolidated Adjusted EBITDAaL and Adjusted EBITDA are non-IFRS measures, which readers should view as a supplement to, and not a substitute for, IFRS measures of profitability included in Sunrise’s audited historical consolidated financial statements included in Annex F to this proxy statement/prospectus. Further, Sunrise’s definition of Adjusted EBITDAaL and Adjusted EBITDA may differ from how other companies define and apply their definitions of such terms. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAaL:

	Year ended December 31,
	2023		2022		2021
	in millions
Net income (loss)	CHF	(312.2)	CHF	84.0	CHF	(68.6)
Income tax benefit		(59.9)		(50.7)		(62.6)
Share of losses (gains) of affiliates		0.3		(2.2)		(2.8)
Financial income		(574.7)		(456.7)		(235.6)
Financial expenses		957.2		340.2		420.3

Operating income (loss)		10.7		(85.4)		50.7
Depreciation and amortization		992.1		1,028.8		995.6
Depreciation of right-of-use assets		128.0		145.4		129.9
Share-based compensation expense		22.5		30.7		24.8
Impairment, restructuring and other operating items		86.2		149.0		107.0

Adjusted EBITDA		1,239.5		1,268.5		1,308.0
Lease-related expenses		(195.9)		(210.7)		(191.7)

Adjusted EBITDAaL	CHF	1,043.6	CHF	1,057.8	CHF	1,116.3

(b)

Adjusted Free Cash Flow is defined as net cash provided by operating activities plus (i) operating-related vendor financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities) and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where we previously had extended vendor payments beyond the normal payment terms), and (d) principal payments on lease liabilities (which represents a decrease in the period to actual cash available), each as reported in Sunrise’s consolidated statements of cash flows. Sunrise believes its presentation of Adjusted Free Cash Flow, which is a non-IFRS measure, provides useful information to investors because this measure can be used to gauge its ability to (1) service debt and (2) fund new investment opportunities after consideration of all actual cash payments related to its working capital activities and expenses that are capital in nature whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case Sunrise typically pays in less than 365 days). Adjusted Free Cash Flow should not be understood to represent Sunrise’s ability to fund discretionary amounts, as Sunrise has various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, IFRS measures of liquidity included in Sunrise’s consolidated statements of cash flows. Further, Sunrise’s definition of Adjusted Free Cash Flow may differ from how other companies define and apply their definition of Adjusted Free Cash Flow. The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

	Year ended December 31,
	2023		2022		2021
	in millions
Net cash provided by operating activities	CHF	1,201.5	CHF	1,252.7	CHF	1,265.1
Interest paid		(422.5)		(329.3)		(298.0)
Interest-related derivative receipts (payments)		174.5		42.2		13.8
Vendor financing additions (i)		271.2		148.2		205.5
Capital expenditures		(468.0)		(417.4)		(353.8)
Principal payments on vendor financing		(296.6)		(284.5)		(447.8)
Payment of lease liabilities		(107.6)		(112.4)		(88.3)

Adjusted Free Cash Flow	CHF	352.5	CHF	299.5	CHF	296.5

(i)

For purposes of Sunrise’s consolidated statements of cash flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For purposes of its Adjusted Free Cash Flow definition, Sunrise (A) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor as its actual net cash available at that time is not affected and (B) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

	As of December 31,
Sunrise Summary Operating Data:	2023	2022	2021
Residential customers:
Fixed Services
Fixed Customer Relationships(1)	1,401,858	1,412,470	1,427,167
Select Fixed Revenue Generating Units (“RGUs”)(2):
Broadband Internet(3)	1,169,858	1,178,758	1,171,247
Enhanced TV(4)	915,212	941,002	937,078
Mobile Services
Mobile RGUs(5):	2,301,375	2,259,463	2,158,236
Postpaid Mobile RGUs	1,977,205	1,870,078	1,752,501
Prepaid Mobile RGUs	324,170	389,385	405,735
Fixed-mobile Convergence(6)	55.7%	55.1%	54.1%
Business customers and wholesale:
Fixed Services(7)
Fixed Customer Relationships(1)	110,279	99,745	87,914
Select Fixed RGUs(2):
Broadband Internet(3)	121,011	108,968	95,479
Enhanced TV(4)	67,629	66,705	57,212
Mobile Services(8)
Mobile RGUs(5):	723,501	691,687	608,930
Postpaid Mobile RGUs	674,289	635,992	551,048
Prepaid Mobile RGUs	49,212	55,695	57,882
Fixed-mobile Convergence(6)	85.0%	85.7%	85.6%

(1)

Fixed Customer Relationships represent the number of customers who receive at least one of Sunrise’s broadband internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed Customer Relationships generally are counted on a unique premises basis. Accordingly, if an individual receives Sunrise’s services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two Fixed Customer Relationships. Sunrise’s fixed customer relationships include customers who receive Basic Cable Services (“BCS”) which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise’s networks, or that Sunrise services through a partner network.

(2)

A Fixed RGU is, separately, an Internet Subscriber or an Enhanced TV Subscriber. A home, residential multiple dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribed to Sunrise’s broadband internet service or enhanced TV service, the customer would constitute two RGUs. RGUs generally are counted on a unique premises basis such that a given premise does not count as more than one RGU for any given service. However, if an individual receives one of Sunrise’s services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.

(3)

Internet Subscribers are homes, residential multiple dwelling units or commercial units that receive fixed broadband internet services over Sunrise’s fixed or mobile networks or that Sunrise services through a partner network.

(4)

Enhanced TV Subscribers are homes, residential multiple dwelling units or commercial units that receive Sunrise’s enhanced TV services, which are TV services delivered through encryption-enabling, integrated or virtual technology over Sunrise’s broadband network or through a partner network. Enhanced TV Subscribers exclude subscribers that receive BCS, as described above.

(5)

A Mobile RGU is a Mobile Subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two Mobile Subscribers. Sunrise has both prepaid and postpaid mobile subscribers. Prepaid subscribers are excluded from the Mobile Subscriber count after a period of inactivity of 90 days, based on industry standards in Switzerland.

(6)

Fixed-mobile convergence penetration represents the number of customers who receive both a fixed broadband internet service and pre- or postpaid mobile telephony service, divided by the total number of customers who receive fixed broadband internet service.

(7)

Business customer and wholesale fixed relationships and Fixed RGUs include customers who receive fixed services that are the same or similar to mass marketed product offered to residential customers. This includes customers who receive discounted services pursuant to a program Sunrise has in place with their employer, as well as small or home office (“SOHO”) and small or medium enterprise (“SME”) customers (generally defined as businesses with 99 or fewer employees) and does not include services provided to large enterprises (generally defined as businesses with 100 or more employees) or wholesale services.

(8)

Business customer and wholesale Mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a program Sunrise has in place with their employer, SOHO, SME and large enterprise customers, as well as to customers who subscribed for mobile services delivered over Sunrise’s networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribed for mobile services delivered over Sunrise’s networks through a MVNO with whom Sunrise contracts, as well as other wholesale customers.

Additional General Notes to Table:

While Sunrise takes appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance sheet date, the variability (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad debt collection efforts and (v) other factors add complexity to the subscriber counting process. Sunrise periodically reviews the subscriber counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis. Accordingly, Sunrise may from time to time make appropriate adjustments to the subscriber statistics based on those reviews.

RISK FACTORS

The spin-off and holding Sunrise Shares involves a high degree of risk. You should carefully consider each of the following risks and uncertainties, together with all of the other information in this proxy statement/prospectus, including the unaudited pro forma financial statements and related notes for each of Liberty Global and Sunrise included in Annexes D and E, the audited historical financial statements and related notes for Sunrise included in Annex F, the consolidated financial statements and related notes for Liberty Global incorporated by reference from Liberty Global’s Annual Report and the information included in “Sunrise Management’s Discussion and Analysis of Sunrise Financial Condition and Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Liberty Global Annual Report before making an investment decision. Other risks and uncertainties that Liberty Global and Sunrise do not presently consider material, or of which they may not be presently aware, may become important factors that affect the spin-off or Sunrise’s business, revenues, earnings and cash flows after the spin-off. If any of those or the following risks are realized, the spin-off or Sunrise’s business, revenues, earnings and cash flows following the spin-off could be materially and adversely affected and the trading price and value of the Sunrise Shares could decline after the spin-off.

Risks Relating to the Spin-Off and Sunrise’s Status as an Independent Company

Liberty Global and Sunrise may be unable to achieve some or all of the anticipated benefits that they expect to achieve through the spin-off on the anticipated timeline, or at all, and there could be a potential loss of synergies as a result of the spin-off.

Liberty Global and Sunrise may be unable to achieve the anticipated benefits expected to result from the spin-off, or such benefits may be delayed, may be less than anticipated or may never occur at all. Liberty Global or Sunrise may not achieve these or other anticipated benefits for a variety of reasons, some of which are beyond either of their control, including, among others, volatility in the world financial markets, the diversion of management attention from operating and growing Liberty Global’s and Sunrise’s respective businesses during and following the spin-off, the disruption of the spin-off to both companies’ business operations and litigation or other legal proceedings which may result from the spin-off.

In addition, the anticipated benefits of the spin-off may be partially or fully offset by the loss of synergies between Liberty Global and Sunrise which may result from the spin-off. After the spin-off, Sunrise may no longer benefit from the synergies it received as part of the Liberty Group for various reasons. Sunrise may, among other things:

•	lose opportunities to pursue any potential future integrated strategies with Liberty Global’s other businesses;

•

lose more favorable access to capital markets and other funding facilitated by Liberty Global, thereby potentially resulting in a higher cost of capital for Sunrise after the spin-off than it currently has as part of Liberty Global;

•

lose access to economies of scale associated with being part of Liberty Global, including in the areas of finance, treasury, procurement, human resources, legal and IT, despite the fact that Liberty Global and Sunrise expect to enter into agreements that will govern their commercial and other relationships for a period of time after the spin-off;

•

be required to engage vendors for services on terms that are not as favorable as when Sunrise had previously received services from the same vendors under an agreement negotiated by Liberty Global, particularly where the terms of such agreements treat the spin-off as a change of control, triggering renegotiation of agreement terms;

•	become more susceptible to market fluctuations and other adverse events, than it would have been if it did not become an independent public company;

•	be unsuccessful in pursuing its business strategy on a stand-alone basis without the benefit of oversight of its strategic direction by the Liberty Board and management; and

•	be unsuccessful in engaging in investment activities, capital allocation endeavors or availing itself of other strategic opportunities on terms that Sunrise finds favorable or at all.

If Liberty Global or Sunrise fails to achieve some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, Liberty Global’s or Sunrise’s business, results of operations and financial condition could be materially and adversely affected.

The executive officers and directors of Liberty Global have interests in the spin-off that may be different from, or in addition to, the interests of Liberty Global’s shareholders.

When considering the recommendation of the Liberty Board that holders of Voting Shares approve the Proposals, holders of Voting Shares should be aware that certain directors and executive officers of Liberty Global have certain interests in the spin-off that may be different from, or in addition to, the interests of Liberty Global’s shareholders, including as a result of the treatment of outstanding equity awards held by such directors and executive officers as described in “The Spin-Off—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards.” In addition, Mr. Fries, who is the Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board, is expected to serve as the Sunrise Chair immediately following the spin-off. See “The Spin-Off—Interests of Certain Persons in the Spin-Off” for a more detailed description of these interests. As a result of these interests, these directors and executive officers might be more likely to support and to vote in favor of the Proposals than if they did not have these interests. Holders of Voting Shares should consider whether these interests might have influenced these directors and executive officers to recommend voting in favor of the Proposals.

The spin-off may be abandoned by Liberty Global at any time prior to completion and is subject to certain closing conditions that, if not satisfied or waived, will result in the spin-off not being completed. If the spin-off is not completed, the market price of Liberty Global Common Shares may decline.

The Liberty Board may abandon the spin-off at any time prior to effective date of the spin-off. In addition, the completion of the spin-off, as contemplated, is subject to the satisfaction (or waiver by the Liberty Board) of a number of conditions, including, among others, approval of the holders of Voting Shares of the spin-off proposal and the share premium reduction proposal and the approval of the SIX for the listing of the Sunrise Class A Common Shares. Some of the conditions for completing the spin-off are outside of the control of Liberty Global and Sunrise. If any condition to the closing of the spin-off is not satisfied or waived, or if the Liberty Board otherwise determines to abandon the spin-off, the spin-off will not be completed on the proposed timeline or at all. See “The Spin-Off—Conditions to the Spin-Off.”

If Liberty Global does not complete the spin-off, the market price of Liberty Global Common Shares may fluctuate to the extent that such prices currently reflect a market assumption that the spin-off will be completed. Liberty Global will also be obligated to pay certain legal and accounting fees and related expenses in connection with the spin-off, whether or not the spin-off is completed. In addition, each of Liberty Global and Sunrise has expended, and will continue to expend, significant management resources in an effort to complete the spin-off. If the spin-off is not completed, Liberty Global and Sunrise will each have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

The spin-off could result in significant tax liability to Liberty Global’s shareholders.

Completion of the spin-off is conditioned on Liberty Global’s receipt of the A&O Shearman Tax Opinion to the effect that the spin-off should qualify for nonrecognition of gain and loss under Section 355 and related provisions of the Code. It is in Liberty Global’s discretion to waive receipt of the tax opinion as a condition to the completion of the spin-off.

The A&O Shearman Tax Opinion does not address any U.S. state or local or foreign tax consequences of the spin-off. The opinion assumes that the spin-off will be completed according to the terms of the master separation agreement and relies on the facts as stated in the master separation agreement, the other ancillary agreements, this proxy statement/prospectus and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by Liberty Global, Sunrise and one or more of their respective directors, officers and/or shareholders, including Mr. Malone. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect.

The A&O Shearman Tax Opinion is not binding on the Internal Revenue Service (the “IRS”) or any court, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the opinion are challenged by the IRS and the IRS prevails in such challenge, the tax consequences of the spin-off could be materially less favorable to Liberty Global’s shareholders. Liberty Global has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the spin-off.

If the spin-off is determined not to qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code, each U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) who receives Sunrise Shares in the spin-off would generally be treated as receiving a distribution in an amount equal to the fair market value of Sunrise Shares received, which would generally result in: (1) a taxable dividend to the U.S. Holder to the extent of such U.S. Holder’s pro rata share of Liberty Global’s current or accumulated earnings and profits; (2) a reduction in the U.S. Holder’s basis (but not below zero) in Liberty Global Common Shares to the extent the amount received exceeds such shareholder’s share of Liberty Global’s earnings and profits; and (3) taxable gain from the exchange of Liberty Global Common Shares to the extent the amount received exceeds the sum of the U.S. Holder’s share of Liberty Global’s earnings and profits and the U.S. Holder’s basis in its Liberty Global Common Shares. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

The aggregate value of the Liberty Global Common Shares and Sunrise Shares that current holders of Liberty Global Common Shares will hold as a result of the spin-off might be less than the value of the Liberty Global Common Shares before the spin-off.

If Liberty Global completes the spin-off as currently contemplated, holders of Liberty Global Common Shares prior to the spin-off will hold both Liberty Global Common Shares and Sunrise Shares following the spin-off. Any number of matters, including the potential loss of synergies and the risks described herein, may adversely impact the value of Liberty Global’s and Sunrise’s securities after the effective date of the spin-off. Some of these matters may or may not have been identified by Liberty Global or Sunrise prior to the effective date of the spin-off, and, in any event, may not be within Liberty Global’s or Sunrise’s control. Should any adverse circumstances, facts, changes or effects come to pass, the aggregate value of the Liberty Global Common Shares and Sunrise Shares could be less than the value of Liberty Global Common Shares before the spin-off.

Your equity interest in Sunrise may be diluted by future equity sales and share issuances, including in connection with the spin-off.

In order to fund a reduction in net debt of Sunrise in connection with the spin-off as further described in “The Spin-Off—Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake,” depending on market conditions and other factors, Liberty Global may determine to raise up to CHF    million by selling an equity stake in Sunrise in connection with the spin-off at a price and on such other terms and conditions as may be determined at the time. Such a sale, if it occurs, could be effected by Liberty Global shortly before the spin-off or by Sunrise shortly after the spin-off. In addition, as further described in “The Spin-Off—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards,” holders of equity-based awards issued by Liberty Global will receive equity-based awards from Sunrise in connection with the spin-off. Future issuances of Sunrise Class A Common Shares pursuant to such Sunrise equity awards will result in additional dilution. Any such sale of equity, if implemented and any such issuance of Sunrise Class A Common Shares pursuant to equity awards, as well as any other equity sales or share issuances that Sunrise may undertake after the spin-off, would dilute your own equity interest in Sunrise and therefore reduce your share of future dividends or capital appreciation.

Mr. Malone and Mr. Fries have significant voting power with respect to the Proposals.

Mr. Malone and Mr. Fries beneficially own outstanding Liberty Global Common Shares representing    % of Liberty Global’s aggregate voting power as of    , 2024. In addition to their voting power, Mr. Malone and Mr. Fries also exercise significant influence over Liberty Global by virtue of their positions as (i) Chairman of the Liberty Board and (ii) Vice Chairman of the Liberty Board and Chief Executive Officer, respectively. By virtue of Mr. Malone’s and Mr. Fries’ voting power in Liberty Global, Mr. Malone and Mr. Fries have significant influence over the outcome of the Proposals.

Sunrise has no recent history of operating as a separate, publicly-traded company, such that its recent historical financial information may not be a reliable indicator of its future results.

There is a risk that, upon separating from Liberty Global in connection with the spin-off, Sunrise’s business may be adversely affected by the loss of resources and advantages to which it had access as part of Liberty Global, as discussed above under “—Liberty Global and Sunrise may be unable to achieve some or all of the anticipated benefits that they expect to achieve through the spin-off on the anticipated timeline, or at all, and there could be a potential loss of synergies as a result of the spin-off.” Sunrise will also need to incur greater costs to operate as a public company and other changes may occur in Sunrise’s cost structure, management, financing and business operations as a result of operating separate from Liberty Global. These additional costs and changes could be material to Sunrise and are not reflected in Sunrise’s historical financial statements included in this proxy statement/prospectus. As a result, Sunrise’s historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly-traded company and may not be a reliable indicator of its future results.

After the spin-off, there will be additional demands on Sunrise management to comply with reporting and other requirements associated with being an independent public company and as a result, Sunrise will incur additional expenses.

Sunrise’s financial results previously were included within the consolidated results of Liberty Global, and Sunrise believes its reporting and control systems were appropriate for those of subsidiaries of a public company. However, since the full completion of its acquisition by Liberty Global in 2021, Sunrise has not been directly subject to the reporting and other requirements of the Exchange Act or the reporting or other requirements to which Swiss listed companies are subject. As an independent public company, Sunrise will, among other things, become independently responsible for compliance with the requirements to which Swiss listed companies are subject as well as the Exchange Act, including periodic and current reporting obligations, Swiss financial market legislation and regulations, the listing requirements of the SIX, the Swiss Code of Obligations (Obligationenrecht) (the “Swiss Code of Obligations”), Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”), as well as generally applicable tax and accounting rules. In particular, Sunrise will also incur additional costs associated with compliance under SOX and the internal control over financial reporting rules under the Exchange Act for as long as it remains subject to reporting and other requirements of the Exchange Act and will need to develop an independent investor relations function. The legal and practical requirements associated with operating as an independent public company will place significant demands on Sunrise’s management, administrative, financial, legal, accounting and operational resources. Due to costs associated with compliance with U.S. securities laws, such requirements will be especially elevated until Sunrise is able to cease reporting under the Exchange Act in accordance with the rules that permit termination of Exchange Act reporting obligations for eligible companies. See “—Sunrise plans to cease reporting under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.”

To comply with these and other requirements associated with operating as an independent public company, Sunrise anticipates that it will need to place additional demands on management, migrate its systems, including certain IT systems, implement additional financial and management controls, reporting systems and procedures and hire additional personnel. Sunrise expects to incur additional annual expenses related to these activities, and those expenses may be significant and could adversely affect its cash flow and results of operations. Sunrise may not have sufficient time and resources following the spin-off to meet these obligations by the applicable deadlines and there can be no assurance that Sunrise would be able to implement, on a timely and cost-effective basis, the changes necessary to successfully operate as an independent publicly listed entity.

Sunrise plans to cease reporting under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.

Sunrise will be permitted under applicable SEC rules and regulations to cease reporting under the Exchange Act following the spin-off once it meets certain conditions, including that it has had Exchange Act reporting obligations for at least 12 months, has filed or furnished all reports required for this period, and has filed at least one annual report on Form 20-F. In addition, Sunrise must also have maintained a listing of its Class A Common Shares on the SIX for at least 12 months, Switzerland must be the primary trading market (as defined by the SEC) for the Sunrise Class A Common Shares, and the U.S. average daily trading volume of the Sunrise Class A Common Shares for a recent 12-month period must have been no greater than 5% of the worldwide average daily trading volume for the same period. Sunrise plans to cease reporting under the Exchange Act as soon as it is permitted to do so.

If and when Sunrise ceases reporting under the Exchange Act, shareholders will only have access to such information about Sunrise as it will at that time be required to disclose in accordance with Swiss law and SIX listing requirements. Accordingly, if Sunrise ceases reporting under the Exchange Act, shareholders may have access to less information about Sunrise and its business, operations and financial performance than will be available in the period following completion of the spin-off and before Sunrise ceases reporting, and any such information may be more difficult to access because it will not be posted on the SEC website. Sunrise will at that time also cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of SOX. If Sunrise is unable to cease reporting under the Exchange Act as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

After the spin-off, Sunrise will be a foreign private issuer with no U.S. stock exchange listing. Holders of Sunrise Shares will not have the same corporate governance protections as they currently have as holders of Liberty Global Common Shares and may have access to less information about Sunrise than they do about Liberty Global.

The Liberty Global Common Shares are listed on Nasdaq and, accordingly, Liberty Global is subject to the listing rules and corporate governance requirements of Nasdaq. The Sunrise Shares, however, will not be listed on any U.S. stock exchange, and Sunrise will not therefore at any time be subject to the listing rules and corporate governance requirements of any U.S. stock exchange, including, among others, those related to director independence, board committee composition and shareholder approval of issuances of equity securities. Sunrise will instead be subject to the applicable corporate governance requirements of the SIX and Swiss law. Accordingly, following the spin-off, holders of the Sunrise Shares will not have the same corporate governance protections as they currently have as holders of Liberty Global Common Shares. In addition, the Sunrise Shares will not be listed on a U.S. stock exchange, which will make it more difficult for investors located in the U.S. to trade them.

In addition, during the time that Sunrise reports under the Exchange Act, it will be a foreign private issuer, unlike Liberty Global. As a foreign private issuer, Sunrise will be exempt from certain rules under the Exchange Act that regulate disclosure obligations, as well as procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, and, therefore, there may be less publicly available information about Sunrise than if it was a domestic U.S. company. In addition, Sunrise’s officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, Sunrise’s shareholders may not know on a timely basis when Sunrise’s officers, directors and principal shareholders purchase or sell Sunrise’s securities. Sunrise will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. Moreover, during the time that Sunrise reports under the Exchange Act, it will have four months after the end of each fiscal year to file its annual report with the SEC and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a U.S. domestic company would be required to file under the Exchange Act. While Sunrise will be required to comply with the requirements of the SIX and Swiss Law, these requirements differ from those under the Exchange Act and Regulation FD, and holders of Sunrise Shares should not expect to receive the same information at the same time as such information is provided to U.S. domestic companies, such as Liberty Global.

The spin-off will reduce Liberty Global’s share premium account which could affect Liberty Global’s ability to carry out future transactions through a repayment of capital.

As described in this proxy statement/prospectus, one of the steps of the spin-off is a reduction of Liberty Global’s share premium account in recognition of the fact that the Sunrise Business will, at the completion of the spin-off, no longer form part of the Liberty Group. If the share premium proposal is approved and Liberty Global completes the spin-off, Liberty Global’s share premium account, which, as of the date of this proxy statement/prospectus is $   , will be reduced by an amount to be determined by the Liberty Board, by reference to the equity market value of Sunrise at the effective date of the spin-off.

Implementing the spin-off by reducing Liberty Global’s share premium account in this way should result in the associated issuance of Sunrise Shares to Liberty Global’s shareholders being treated for tax purposes in certain jurisdictions as deriving from a repayment of capital by Liberty Global to its shareholders, rather than being subject to taxation as an income distribution.

For a subsequent spin-off or similar transaction conducted in this manner, a sufficient amount of share premium (and/or share capital) would need to be available to be reduced. The reduction in Liberty Global’s share premium account as a result of the spin-off may adversely affect Liberty Global’s ability to obtain similar treatment in future spin-offs and similar transactions if the market value to be received by Liberty Global’s shareholders in respect of the underlying business that may be the subject of such future transaction is higher than the amount of the share premium account of Liberty Global at the time of the completion of such transaction.

To obtain equivalent treatment if Liberty Global does not have sufficient share premium and/or share capital at the time, it would be necessary to introduce a new company as the parent holding company of the Liberty Global group in a transaction structured such that the new parent holding company would recognize an increase in its share capital and/or share premium account equivalent to the then market value of Liberty Global, resulting in sufficient share capital and/or share premium to conduct a spin-off or similar transaction in a manner that obtains treatment for relevant purposes as a repayment of capital similar to the spin-off.

The insertion of the new parent holding company would likely be effected through a scheme of arrangement, which under Bermuda law, would need to be approved by at least 75% of the votes cast by the holders of Voting Shares, voting as a single class, either in person or by proxy on such proposal. Alternatively, if such new parent holding company transaction was effected by a merger then, under Bermuda law, this would need to be approved by a majority of the votes cast by the holders of Liberty Global Common Shares, voting as a single class (with the Liberty Global Class C common shares being entitled to 1/100th of a vote per share). However, depending on the terms and structure of either such transaction, it could require the approval of up to 75% of the votes cast by the holders of each class of Liberty Global Common Shares, each voting separately.

Regardless of how any such transaction is structured, there can be no assurances the requisite vote will be obtained such that the treatment as described above would be available in any future transaction.

Risks Relating to Sunrise’s Business Following the Spin-Off

Risks Relating to Sunrise’s Indebtedness

Sunrise has substantial indebtedness that may have a material adverse effect on its ability to execute its business strategy.

Sunrise has a substantial amount of indebtedness. The level of Sunrise’s indebtedness could have important consequences, including: requiring a substantial portion of Sunrise’s cash flow from operations to be dedicated to the payment of interest and principal on existing indebtedness, thereby reducing the funds available for other purposes, including the payment of dividends; potentially impairing Sunrise’s ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions or general corporate purposes; potentially limiting Sunrise’s flexibility in planning for, or reacting to, changes in its business, competitive environment and the industry in which it operates; potentially placing Sunrise at a competitive disadvantage as compared to competitors that are not as highly leveraged; and potentially making Sunrise vulnerable in the event of a downturn in general economic conditions or adverse developments in its business.

Although Sunrise plans to deleverage in connection with the spin-off as further described in “The Spin-Off—Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake,” such deleveraging may not be sustained and Sunrise’s leverage may increase to or above current levels at any time in the future.

Sunrise will require a significant amount of cash to meet its obligations under its indebtedness and fund other liquidity needs, which it may not be able to generate or raise on acceptable terms or at all.

Sunrise’s indebtedness outstanding as of December 31, 2023 will mature between 2028 and 2031. Sunrise’s ability to pay principal or interest when due will depend on its future performance and ability to generate cash, which is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors discussed herein, many of which are beyond Sunrise’s control.

If Sunrise does not have sufficient cash flows from operations or other capital resources to pay its indebtedness at maturity, it may be required to refinance that indebtedness. It may also need to incur additional indebtedness or raise equity capital if it is unable to fund its other liquidity needs. The type, timing and terms of any future financing will depend on Sunrise’s cash needs and the prevailing conditions in the credit and financial markets, and such future financing may not be available on acceptable terms or at all. Debt financing, if available, may involve agreements that include covenants further limiting or restricting Sunrise’s ability to take specific actions, such as incurring additional debt, providing security, making capital expenditures, conducting share repurchases or declaring dividends. Such restrictions could adversely impact Sunrise’s ability to, among other things, conduct its operations, obtain additional financing, execute its business plan or pay dividends. To the extent that Sunrise raises additional capital through the sale of equity or convertible debt, your ownership interest may be diluted.

If Sunrise is unable to repay or refinance all or a portion of its indebtedness as it comes due or to raise capital required to fund its other liquidity needs on terms acceptable to it, it may be forced to, among other things, sell assets, delay business projects or forego market opportunities.

Sunrise’s business requires significant ongoing investments. The amount of required investment may fluctuate from period to period and increase above historical levels or current estimates but may not generate a positive return.

Sunrise has historically had to, and expects to continue to have to, incur significant capital and other expenditures, including for, among other things, the continued expansion, maintenance and improvement of its mobile and fixed network infrastructure. For example, to maintain its level of service to its mobile customers, Sunrise may be required to make additional investments to expand its 4G active mobile infrastructure (consisting of network equipment that is embedded in passive tower infrastructure) if it is unable to move data traffic on its mobile network from 4G to 5G at the expected rate or at all. Sunrise may be unable to do so if, among other things, Sunrise’s existing and new mobile service subscribers choose not to subscribe for or use 5G services because their mobile devices are not compatible with 5G technology, due to limitations of 5G connectivity indoors or for any other reason.

In addition, to maintain and improve its competitive position in the mobile market, Sunrise expects to continue to incur capital expenditures to complete the rollout of 5G and 5G Standalone (“5G SA”) active mobile infrastructure in its network. Sunrise may not be able to complete such rollout during the estimated time frame or at the estimated cost and the amount of associated expenditures may therefore fluctuate from period to period and be higher than currently expected. Significant investments may also be required to enhance Sunrise’s product and service offerings, improve customer experience and provide upgraded customer premises equipment (“CPE”) to Sunrise’s customers.

Sunrise may also be required to undertake unplanned infrastructure maintenance, construction or upgrades and other expenses necessitated by factors beyond Sunrise’s control, including those described elsewhere herein. For example, if a proposed revision to the Telecommunications Services Ordinance (Verordnung über Fernmeldedienste of 2007, as amended) (the “Telecommunications Services Ordinance”) is implemented, Sunrise may be required to supplement its networks with batteries and diesel emergency power generators at its own expense by 2030 (for emergency services) to 2033 (for other services) to enable operations in connection with cyclical power cuts and longer regional outages. Sunrise may also be required, under the Telecommunications Services Ordinance, to undertake significant expenditures to replace CPE it provided to its customers if such CPE poses a security risk which cannot be addressed by other means. If requested by Swisscom, Sunrise and other telecommunications services providers may be required to contribute to certain of Swisscom’s costs associated with providing universal services in proportion to their respective gross revenues. See “Regulation Applicable to Sunrise’s Business.”

As a result of all of these uncertainties, although Sunrise targets a reduction in its property and equipment additions as a percentage of revenue in the medium term due to a reduction in planned investments, there can be no assurance that such a reduction will in fact be achieved.

While Sunrise’s future investments into its business may be substantial, there can be no assurance that any such investments will generate positive returns in the anticipated amounts, on the anticipated timeline or at all. Sunrise may be unable to generate a positive return on investment if, among other things, it does not maintain or expand its subscriber base to a level that justifies its investments, if customers do not respond to Sunrise’s services, products, network improvements and other initiatives as favorably as expected or prefer competitors’ services over Sunrise’s despite Sunrise’s investments, or if the actual cost of Sunrise’s investments is higher than its initial estimates, whether due to ineffective estimate methodology, inflation, unforeseen events or otherwise.

Sunrise is, and will continue to be, subject to restrictive debt covenants.

Subject to applicable exceptions and qualifications, the indentures and the facilities agreements governing Sunrise’s outstanding indebtedness restrict, and the finance documents under which Sunrise may incur any additional indebtedness may restrict, among other things, Sunrise’s ability to: incur or guarantee additional indebtedness; create or incur certain liens; make certain payments, including dividends or other distributions to its shareholders; make certain investments; create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to and on the transfer of assets to or by Sunrise’s subsidiaries; sell, lease or transfer certain assets, including stock of restricted subsidiaries; engage in certain transactions with affiliates; consolidate or merge with other entities; and create certain security interests over Sunrise’s assets.

The Sunrise Facilities Agreement described elsewhere in this proxy statement/prospectus also provides that if on the last day of each fiscal quarter, the aggregate net indebtedness under the revolving and certain ancillary facilities, less cash of the Borrower Group (as defined in the Sunrise Facilities Agreement), exceeds 40% of the aggregate of the relevant revolving facility commitment, then the ratio of senior net debt to annualized EBITDA (each as defined in the Sunrise Facilities Agreement) of the borrower on such day may not exceed 4.75:1. Sunrise’s ability to meet this and other financial covenants may be affected by adverse economic, competitive or regulatory developments and other events beyond its control, and there can be no assurance that these financial covenants will be met.

The foregoing covenants could limit Sunrise’s ability to finance its future operations and capital needs and pursue business opportunities and activities that may be in its interest and non-compliance by Sunrise with any such covenant may constitute an event of default under the respective debt instrument.

Upon the occurrence of an event of default under Sunrise’s debt instruments, subject to applicable cure periods and other limitations on acceleration or enforcement, the relevant creditors could elect to declare all amounts outstanding immediately due and payable and, in the case of indebtedness under credit facilities, cancel the availability of the facilities. In addition, any default under a finance document could lead to an event of default and acceleration under other debt instruments that contain cross- default or cross-acceleration provisions. If Sunrise’s creditors accelerate the payment of all or a significant part of Sunrise’s indebtedness, Sunrise’s assets may not be sufficient to repay accelerated indebtedness in full and satisfy all other liabilities as they become due. If Sunrise is unable to repay those amounts, Sunrise’s creditors could proceed against any collateral granted to them to secure repayment of those amounts.

See “Sunrise Management’s Discussion and Analysis of Sunrise Financial Condition and Results of Operations” and note 22 to the audited consolidated financial statements of Sunrise included as Annex F to this proxy statement/prospectus for more information about Sunrise’s currently outstanding indebtedness.

Sunrise may not freely access the cash of its operating companies.

Sunrise’s operations are conducted through its subsidiaries. Sunrise’s current sources of corporate liquidity include cash and cash equivalents, as well as interest income received on its cash and cash equivalents. From time to time, Sunrise also receives (i) proceeds in the form of distributions or loan repayments from its subsidiaries or affiliates, (ii) proceeds upon the disposition of investments and other assets and (iii) proceeds in connection with the incurrence of debt or the issuance of equity securities. The ability of Sunrise’s operating subsidiaries to pay dividends or to make other payments or distributions to Sunrise depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject and, in some cases, Sunrise’s receipt of such payments or distributions may be limited due to tax considerations or the presence of noncontrolling interests. Most of Sunrise’s operating subsidiaries are subject to credit agreements or indentures that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to shareholders, including Sunrise. In addition, because these subsidiaries are separate and distinct legal entities they have no obligation to provide Sunrise funds for payment obligations, whether by dividends, distributions, loans or other payments. If Sunrise’s operating subsidiaries are for any reason unable to pay dividends or make other payments or distributions to Sunrise, this would have a material adverse effect on Sunrise’s liquidity and, as a result, its ability to operate its business and pay dividends to its shareholders.

Certain of Sunrise’s borrowings bear interest at floating rates or are tied to Sunrise meeting certain ESG requirements.

Sunrise is exposed to the risk of fluctuations in interest rates, primarily through its credit facilities, which are indexed to Euro Interbank Offer Rate, Term Secured Overnight Financing Rate, Sterling Overnight Index

Average, Swiss Average Rate Overnight or other base rates, and such exposure may increase to the extent that Sunrise incurs additional floating rate indebtedness. Approximately 59% of Sunrise’s indebtedness outstanding as of December 31, 2023 was subject to floating interest rates.

Although Sunrise entered into, and may in the future continue to enter into, hedging arrangements designed to fix interest rates on substantially all of its floating rate indebtedness, there can be no assurance that hedging will continue to be available on commercially reasonable terms or at all. Hedging itself carries certain risks, including the risk associated with default by the counterparty to the hedging transaction and the risk that Sunrise may need to pay a significant amount (including costs) to terminate any hedging arrangements. If interest rates were to rise significantly and Sunrise’s hedging instruments were not for any reason effective at offsetting rate increases, Sunrise’s interest expense would correspondingly increase, thus reducing cash flows that Sunrise has available to use for other purposes, including capital expenditures and dividends, and exacerbating the other risks described herein associated with its high levels of indebtedness.

In addition, the interest rate on certain of Sunrise’s outstanding indebtedness is subject, and the interest rate on any future indebtedness may be subject, to increase if Sunrise fails to publish certain environmental, social and governance (“ESG”) and sustainability reports, or to meet certain ESG targets, and to decrease if Sunrise exceeds certain targets. Sunrise may fail to timely publish ESG reports or meet targets set forth therein for a number of reasons, some of which may be beyond its control. The reasons it might fail to meet ESG targets include, among others, prohibitively high cost of necessary investments, adverse regulatory developments, unavailability of required technologies, resources or supplies or deficiencies in initial target-setting methodology. Even if Sunrise meets ESG targets and does not therefore incur an increase in interest on certain of its indebtedness, for reasons including the foregoing, there can be no assurance that Sunrise would be able to exceed ESG targets and obtain a decrease in its interest rates.

For more information about Sunrise’s indebtedness and interest rate hedging arrangements and ESG-related provisions, see “Sunrise Management’s Discussion and Analysis of Sunrise Financial Condition and Results of Operations” and notes 22 and 23 to the audited consolidated financial statements of Sunrise included as Annex F to this proxy statement/prospectus.

Exchange rate fluctuations could adversely affect Sunrise’s financial results because a substantial portion of its indebtedness is denominated in euros and U.S. dollars, while its cash flows are generated in Swiss francs.

A substantial portion of Sunrise’s indebtedness is denominated in euros and U.S. dollars, even though substantially all of Sunrise’s operating cash flow is generated in Swiss francs, which exposes Sunrise to risks associated with currency exchange rate fluctuations. Such exposure may increase to the extent that Sunrise incurs additional indebtedness denominated in currencies other than the Swiss franc. In order to manage the negative impact of a reduction in the value of the Swiss franc relative to euro and the U.S. dollars on its financial profile, Sunrise has entered into, and may in the future continue to enter into, currency swaps in respect of all such euro-and U.S. dollar-denominated indebtedness. Currency swaps themselves carry certain risks, including default by the counterparty to the swap transaction and the risk that Sunrise may need to pay a significant amount (including costs) to terminate any currency swap arrangements. If Sunrise is not able to enter into currency swap arrangements to the extent necessary and on commercially reasonable terms, Sunrise’s exchange rate risk could be significantly exacerbated. Any appreciation of the Swiss franc against the euro or the U.S. dollar, which has occurred historically, particularly in times of economic uncertainty, and increased volatility in the exchange rates may increase the cost of hedging Sunrise’s exposure to currencies other than the Swiss franc and any currency swap arrangements may not provide sufficient protection against currency risk. For more information about Sunrise’s indebtedness and currency swap arrangements, see “Sunrise Management’s Discussion and Analysis of Sunrise Financial Condition and Results of Operations,” notes 22 and 23 to the audited consolidated financial statements of Sunrise included as Annex F to this proxy statement/prospectus.

A downgrade, suspension or withdrawal of any rating assigned to Sunrise or to its debt securities by a rating agency could cause the cost of Sunrise’s indebtedness to increase.

Actual or anticipated changes in the credit ratings assigned to Sunrise or its debt securities could affect the trading price of Sunrise’s debt and equity securities. Credit ratings may be revised or withdrawn at any time by the issuing organization in its sole discretion and credit rating agencies continually review their ratings for the companies that they follow. The credit rating agencies also evaluate the industries in which companies they follow operate and may change their credit rating for such companies based on industry outlook. Accordingly, if a credit rating agency downgrades its outlook on the Swiss telecommunications industry generally, this may lead to a downgrade of its credit rating of Sunrise or its debt securities. A downgrade, withdrawal or the announcement of a possible downgrade or withdrawal in the ratings assigned to Sunrise or its debt securities, or any perceived decrease in Sunrise’s creditworthiness could cause the trading price of Sunrise Class A Common Shares to decline significantly.

Risks Relating to Sunrise’s Financial Position

The expenditures required to renew the portion of Sunrise’s spectrum expiring in 2028 are uncertain but may be significant.

Approximately 43% of Sunrise’s spectrum expires in 2028. The Swiss Federal Communications Commission (“ComCom”) has not yet determined the allocation procedure that it will follow in connection with spectrum expiring in 2028. In its sole discretion, ComCom may either hold a new spectrum auction, a criteria-based allocation or renew the spectrum currently held by Swiss telecommunications services providers, including Sunrise, at a price determined by ComCom without an auction (direct allocation). Sunrise anticipates that if ComCom elects to hold a spectrum auction or a criteria-based allocation, then Sunrise’s cost to re-secure the spectrum it currently holds will be higher than if ComCom elects to follow a renewal procedure. In all scenarios, the cash expenditure required to renew this portion of its spectrum could be significant. While there have been industry efforts to lobby ComCom to elect a renewal procedure, these efforts may not be successful. An auction may be more likely if a new entrant emerges and requests an allocation of spectrum. In addition, regardless of the allocation method selected by ComCom, there is no certainty as to the timing of payments that Sunrise will be required to make to renew its expiring spectrum. ComCom, in its sole discretion, may require Sunrise to pay all fees due from Sunrise at the time of allocation, or it may agree to receive such fees in instalments. See “The Sunrise Business—Spectrum Holding” and “Regulation Applicable to Sunrise’s Business—Mobile Services—Licenses to Use Radio Frequencies” for more information about Sunrise’s existing spectrum and the allocation process, respectively.

A decline in ARPU in Sunrise’s mobile and fixed networks may adversely affect its business, revenues, earnings and cash flows if Sunrise fails to expand its subscriber base to offset ARPU declines.

From time to time, Sunrise has been, and may in the future be, required to lower service prices, increase promotional discounts or bundle additional services (such as roaming) in the base customer subscription fee to maintain its subscriber base and remain competitive as a result of industry competition, the increased prevalence of over-the-top (“OTT”) services, and other factors, some of which may be currently unforeseen and beyond its control. See “—Risks Relating to Industry and Operations—The telecommunications industry is mature, saturated, competitive and subject to price erosion.” Sunrise may also from time to time choose to lower service prices in order to expand its subscriber base and increase its market share. Decreasing ARPUs could have a material adverse impact on Sunrise’s revenues, earnings and cash flow if Sunrise fails for any reason to expand its subscriber base or reduce its costs to offset ARPU declines.

Sunrise is subject to inflation risks, which may adversely affect its results of operations.

Sustained high levels of inflation globally have had and could continue to have an adverse effect on Sunrise’s business, revenues, earnings and cash flows. In particular, Sunrise experienced cost increases associated with high levels of inflation in countries outside of Switzerland where some of its third-party suppliers, including IT and customer service providers, mobile device and CPE manufacturers and others are located. Sunrise may not be able to raise service prices sufficiently or rapidly enough to offset an increase in costs, particularly in light of strong price competition in the telecommunications industry. Therefore, Sunrise’s costs may rise faster than their associated revenue which would adversely affect Sunrise’s profitability.

Sunrise exposed to the risk of default by the counterparties to its cash, derivative and other financial instruments and undrawn debt facilities.

Sunrise is exposed to the risk that its counterparties will default on their obligations to Sunrise. Sunrise cannot rule out the possibility that one or more of its counterparties could fail or otherwise be unable to meet its obligations to Sunrise. Any such instance of default or failure could have an adverse effect on Sunrises cash flows, results of operations, financial condition and/or liquidity. In this regard, (i) Sunrise may incur losses to the extent that it is unable to recover debts owed to it, including cash deposited and the value of financial losses, (ii) Sunrise may incur significant costs to recover amounts owed to it and such recovery may take a long period of time or may not be possible at all, (iii) Sunrise’s derivative liabilities may be accelerated by the default of a counterparty, (iv) Sunrise may be exposed to financial risks as a result of the termination of affected derivative contracts, and it may be costly or impossible to replace such contracts or otherwise mitigate such risks, (v) amounts available under committed credit facilities may be reduced and (vi) disruption to the credit markets could adversely impact Sunrise’s ability to access debt financing on favorable terms, or at all.

At December 31, 2023, Sunrise’s exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of CHF 14.6 million, (ii) trade receivables of CHF 434.9 million and (iii) cash and cash equivalents and restricted cash of CHF 6.2 million. For additional information regarding Sunrise’s derivative instruments and debt, see notes 23 and 22, respectively, to its audited historical consolidated financial statements included as Annex F to this proxy statement/prospectus.

A goodwill impairment loss could have a material adverse effect on Sunrise’s results of operations and financial position.

As of December 31, 2023, Sunrise had approximately CHF 6.1 billion of goodwill on its balance sheet, recorded primarily as a result of the Sunrise-UPC transaction. Sunrise tests the carrying value of goodwill annually in the fourth quarter or more frequently if any indications exist that goodwill may be impaired during the year. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. If Sunrise at any time determines that the carrying value of goodwill exceeds its recoverable amount, it will need to record an impairment loss on its consolidated statement of income or loss, which could have a material adverse effect on Sunrise’s results of operations. See note 3 to the financial statements of Sunrise included as Annex F hereto for more information about Sunrise’s goodwill accounting policy and note 15 thereto for more information about Sunrise’s goodwill.

Sunrise’s pension liability may reduce its cash flows, net assets, distributable reserves and its ability to pay dividends.

Sunrise provides retirement benefits to its employees in accordance with Swiss law by means of a pension plan operated by a pension fund that is a separate legal entity. Such pension plan is deemed to be a defined benefit plan under IFRS. As of December 31, 2023, Sunrise’s pension fund was overfunded and covered approximately 112% of Sunrise’s obligations under the pension plan, as determined under the Swiss accounting and actuarial rules applicable to the pension fund. However, there can be no assurance that Sunrise’s pension fund will be overfunded at all times. Should Sunrise’s pension fund at any time have a significant underfunding according to Swiss actuarial rules, which would typically occur if the funding level drops below 90% as determined under such rules, Sunrise would be obliged to make additional contributions into the pension plan in addition to the regular contributions defined in the pension plan regulations. Any such contributions would divert cash from use for other purposes and may adversely affect Sunrise’s ability to execute its business strategy, finance its capital expenditures and operations, distribute dividends, repurchase its shares or service its debt.

Risks Relating to Industry and Operations

The Swiss telecommunications industry is mature, saturated, competitive and subject to price erosion.

The Swiss telecommunications industry is mature and saturated, with substantially all Swiss individuals receiving one or more telecommunications services. Accordingly, Swisscom, Sunrise and Salt, the primary telecommunications service providers in Switzerland, compete with each other to maintain and expand their respective subscriber base. In broadband, TV and fixed-line telephony, Sunrise also competes with certain municipally-owned entities and public utilities, which may be able to compete more effectively on price than Sunrise as they may not require a normal commercial return. Sunrise also competes against services delivered over the internet (“OTT services”), which may make certain telecommunications services less attractive to customers or obsolete.

Although ARPUs for telecommunications services in Switzerland are higher than in the EU-15 countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden and the United Kingdom) on an absolute basis, the cumulative effect of competitive pressures, coupled with limited potential for differentiation of telecommunications services, exerts downward pressure on prices for Swiss telecommunications services, which has resulted in the introduction of lower-priced brands as well as aggressive promotion campaigns. Sunrise, similar to other industry players, has also responded by beginning to diversify its product and service offerings to include value-added services, such as DaaS offerings and a home security product to residential customers, as well as cybersecurity, cloud storage and other services to business customers. These efforts are still in the early stages, however, and there can be no assurance that Sunrise will be successful in developing or commercializing such services or that such services will augment its revenues, earnings or cash flows significantly, in a timely manner or at all.

Sunrise may not be able to effectively respond to competitive pressures and could experience higher customer churn, fail to attract new customers or incur substantial costs and investments just to maintain its subscription base. Continued price erosion could require Sunrise to permanently decrease its service prices or offer aggressive promotional prices. In particular, if Sunrise is unable to manage its costs to support service prices that are as or more attractive to customers than the prices of its competitors while remaining profitable, it could have a material adverse effect on its business, revenues, earnings and cash flows.

Sunrise depends on its agreement with Swiss Towers AG for access to the majority of its mobile antenna sites and passive mobile infrastructure.

Sunrise’s access to approximately 56% of its mobile antenna sites and associated passive infrastructure is based on its long-term service agreement with Swiss Towers AG (“Swiss Towers”) which has an initial term of 20 years and may be extended for two additional terms of 10 years each, at Sunrise’s option. If Swiss Towers terminates the agreement in full in accordance with its terms, or if Sunrise terminates the agreement for good cause, Sunrise is entitled to maintain access to such sites and infrastructure by purchasing passive infrastructure and rights to Swiss Towers’ agreements with site owners from Swiss Towers at a discount to their fair market value (as determined in accordance with the agreement), which will vary depending on the circumstances of the termination. Such a purchase and assignment may entail significant expense and cause disruptions in Sunrise’s network, particularly in the case of any delays in the purchase or assignment process. Fixed and mobile infrastructure must generally be placed in specific geographical areas in order for the network to function effectively and efficiently. Accordingly, if such agreement with Swiss Towers were terminated prior to its scheduled expiration or not renewed upon its scheduled expiration and it were impossible or uneconomical for Sunrise to exercise its purchase and assignment right, or if Swiss Towers were unable to fulfill its obligations to

Sunrise under the agreement for any reason, it may be difficult or impossible for Sunrise to find suitable replacements in a timely manner, on acceptable terms or at all, which could materially adversely affect Sunrise’s business, including its ability to operate its mobile network and its revenues, earnings and cash flows. See “The Sunrise Business—Properties—Swiss Towers Master Services Agreement.”

Sunrise does not own all of its network infrastructure and equipment or the land on which it is constructed.

Sunrise relies on network access agreements, leases and other contracts with third parties for access to, and as a supplement to, certain of its fixed and mobile infrastructure. Sunrise supplements its owned fixed hybrid fibre coaxial network (“HFC network”) with network access agreements with Swisscom and municipal utility companies. Sunrise also enhances its mobile network coverage through an antenna-sharing agreement with Salt. All such agreements are referred to herein as “supplemental network agreements.” See “The Sunrise Business—Properties.”

Sunrise’s supplemental network agreements may not be renewed or may be terminated in certain customary circumstances, such as for cause. The counterparties to the supplemental network agreements are Sunrise’s competitors. With the exception of Swisscom’s copper network, to which Swisscom is legally required to provide access at regulated prices, such counterparties are not required to contract with Sunrise on any particular terms or at all and, subject to compliance with applicable competition and other laws, there can be no assurance that they will continue to do so, particularly if doing so becomes competitively disadvantageous for them. Further, any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide consistently reliable interconnection or other services to Sunrise, could adversely affect the reliability, coverage and quality of Sunrise’s networks. In case of termination, non-renewal or cessation of services under all or a substantial portion of supplemental network agreements, Sunrise may be required to incur capital expenditures in order to construct its own infrastructure and it may become competitively disadvantaged if its counterparties contract with its competitors but not with Sunrise.

Additionally, some of the equipment used in Sunrise’s fixed and mobile network is installed on private premises. Sunrise’s ability to conduct maintenance and upgrades or construct new equipment on such premises is subject to the property rights of the landowners. Disputes with these private landowners or legal proceedings involving their property may subject such equipment to encumbrances or cause it to be inaccessible, which could adversely affect Sunrise’s ability to operate its fixed and mobile network.

Any of the foregoing could lead to disruptions of Sunrise’s fixed and mobile networks or loss of network coverage, which could lead to a loss of subscribers, damage to Sunrise’s reputation (especially among business customers, who generally have higher service expectations) and otherwise materially adversely affect Sunrise’s business, revenues, earnings and cash flows. Disputes with counterparties to the foregoing contracts have also arisen in the past, and may in the future arise, and a failure of such disputes to be resolved without disruption to ongoing services may have similar consequences.

The telecommunications industry is significantly affected by rapid technological changes, and Sunrise may not be able to effectively anticipate or react to these changes.

The telecommunications industry has historically been, and continues to be, significantly affected by rapid technological changes in a variety of ways. Among other impacts, these changes may:

•	enable improved telecommunications products and services, as in the case of FTTH broadband connectivity that is becoming increasingly attractive to customers because it offers higher download speeds;

•

make certain telecommunications services less attractive to customers or even obsolete, as in the case of OTT services which continue to erode traditional TV, SMS and voice connectivity and embedded subscriber identity module technology that is eroding mobile roaming revenues; or

•

enable improved quality and efficiency of certain operational or customer-facing processes, as in the case of artificial intelligence (“AI”) technologies used to optimize network operations or to automate and improve customer service.

Sunrise’s revenues, earnings, cash flows and profitability depend on its ability to timely adopt and successfully integrate new technologies to expand or improve its existing product and service offerings, proactively identify new revenue streams and improve cost efficiencies in its operations, all while meeting evolving customer expectations and regulatory requirements. It may also not receive the necessary licenses or meet the regulatory requirements to provide services based on new technologies and be negatively impacted by unfavorable regulation regarding the usage of any new technologies. If customers begin demanding new features or technologies adopted by one or more of Sunrise’s competitors, particularly if these competitors choose to emphasize the features or technology in their marketing, but Sunrise is unable to offer such features or technologies, Sunrise’s revenues, earnings and cash flows may be adversely affected unless and until it is able to offer such features or technologies.

Certain of Sunrise’s existing competitors or potential new entrants may have advantages over Sunrise in adopting certain new technologies. For example, Swisscom, due to its market position and financial capabilities, has the ability to create new market standards on a large scale in Switzerland by quickly introducing new advanced technologies. In addition, certain of Sunrise’s technology systems, like the systems of its current major competitors, are older, legacy systems that are less flexible, secure or efficient, and they may be difficult, expensive or impossible to integrate with new technologies. Sunrise may accordingly be disadvantaged in the implementation of new technology relative to new entrants or other competitors that have fewer or no legacy systems. Sunrise has experienced challenges with integrating new technology systems in the past, including in connection with the Sunrise-UPC transaction, and it is possible that it may experience such challenges in the future.

Sunrise’s failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on its business, revenues, earnings and cash flows.

Any new technologies that Sunrise develops or adopts may not yield a positive return and may have unanticipated adverse consequences.

At the time Sunrise selects and advances one technology over another, it may not be possible to accurately predict which technology may prove to be the most economical, efficient or capable of retaining and attracting customers or stimulating subscription for and use of Sunrise’s products and services. Sunrise may therefore develop or implement a technology that does not meet customer expectations or achieve commercial success despite significant investment by Sunrise. For example, there can be no assurance that Sunrise’s planned investments in 5G SA active mobile infrastructure would be offset by revenues generated by services it can provide using such infrastructure.

New technologies developed or adopted by Sunrise may also be incompatible with other newly developed technologies or may lead to unintended consequences, controversies or regulatory scrutiny, which could adversely affect Sunrise’s reputation, brand equity, business and customers. For example, AI technology is in its early stages of commercial use and presents a number of risks, including risks related to lack of accountability and explainability, reliance on large volumes of data, cybersecurity, data practices and intellectual property. AI algorithms are based on machine learning and predictive analytics that may lead to unintended consequences, including generating “hallucinatory” content that is inaccurate, misleading or otherwise flawed, or resulting in outcomes that are biased or discriminatory. Using AI successfully, ethically and as intended will require significant resources, including the technical expertise required to develop, test and maintain AI-based services, as well as establishing and maintaining a robust AI governance framework. Further, an increasing number of countries are adopting content moderation and AI-specific regulations, including in particular in the European Union. Switzerland has announced that it will present a roadmap for AI regulation by the end of the year 2024.

Sunrise’s brands are subject to reputational risks and impairment.

Sunrise’s owned and licensed brands are valuable assets. A failure by Sunrise to, among other things, maintain its premium Sunrise brand image, product and service quality, the reliability of its networks, customer service quality or compliance with applicable regulations and stakeholder expectations about Sunrise’s ESG activities could damage the value of its brands.

In addition, Sunrise’s brands may be harmed by events or parties outside of its control, such as cyberattacks or improper conduct by third parties who interface with Sunrise’s customers, such as contracted customer service providers. This risk is particularly increased due to Sunrise’s reliance on sponsorships and endorsements to promote its premium brand image. It is possible that Sunrise’s brand reputation may be damaged by the conduct of those sponsors. Furthermore, some of Sunrise’s brands, such as Lebara, are trademarks that Sunrise licenses from third parties. Because Sunrise does not control the trademarks licensed to it, the reputation of such brands could be damaged by changes made by the licensors to such brands or their business models, as well as other factors outside of Sunrise’s control, which could in turn adversely affect Sunrise’s reputation, sales and results of operations.

A failure to protect Sunrise’s image, reputation and the brands under which Sunrise markets its products and services may have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Sunrise’s network infrastructure and IT systems are vulnerable to damage and disruptions.

Sunrise’s headquarters, which houses many of its critical systems, owned and accessed third-party network infrastructure, as well as its data hosting and processing facilities and hardware supporting certain sophisticated IT systems, is vulnerable to damage and disruptions from numerous events beyond Sunrise’s control, including fire, flood, extreme temperatures, windstorms and other natural disasters, power outages, terrorist acts, lack of electric supply, equipment and system failures, hardware and software failures, security vulnerabilities, human errors and third-party criminal acts, including theft, cyberattacks and other breaches of network and IT security. A number of Sunrise’s data hosting facilities in particular are geographically concentrated, and some are located in areas that are vulnerable to certain natural disasters. While Sunrise has implemented disaster recovery and business continuity plans designed to prevent, detect and mitigate such disruptions or damages, these plans, or any similar plans implemented by owners of networks that Sunrise has contracted to access, may not be sufficient to protect against disruption if any of the above-mentioned events occur and there can be no assurance that Sunrise will be able to recover all data in the event of a catastrophe. In addition, changes in temperature, precipitation patterns and other factors associated with climate change may exacerbate the frequency and severity of the above-described natural events. The occurrence of network or IT system failures and business interruptions could harm Sunrise’s reputation and brand equity, limit Sunrise’s ability to maintain and expand its subscriber base, cause Sunrise to incur significant expenditures, result in regulatory sanctions or otherwise have a material adverse effect on Sunrise’s business, operations, revenues, earnings and cash flow.

Sunrise’s business may be adversely affected by opposition to construction or installation of passive and active mobile infrastructure.

The Swiss telecommunications industry has experienced opposition to construction or installation of passive and active mobile infrastructure, especially 5G infrastructure, including as a result of alleged health risks, security and environmental concerns. As a result of such opposition, Swiss telecommunications service providers, including Sunrise, have faced, and may continue to face, disputes and negotiations in connection with the construction of or upgrades to individual mobile antennas. Individuals and activist groups have protested and filed legal actions against or related to building permits required to construct or upgrade such antennas. Sunrise has been, and may in the future continue to be, from time to time, party to such proceedings. For example, Sunrise is subject to legal proceedings which challenge the legality of its reliance on a simplified antenna permitting procedure described in “Regulation Applicable to Sunrise’s Business—Network Infrastructure—

Telecommunications Installations” when upgrading certain of its mobile antennas to “adaptive” 5G technology, which facilitates faster data transfer speeds. Following a recent adverse decision in a similar proceeding against Swisscom, all Swiss telecommunications companies, including Sunrise, are no longer able to follow simplified procedures for upgrades of their mobile antennas to adaptive 5G, resulting in more time and resources required to obtain permits and potentially increased risk that permits are not approved. For adaptive 5G antennas which had been previously permitted pursuant to a simplified procedure, all telecommunications companies, including Sunrise, are also required to resubmit permit applications pursuant to fulsome permitting procedures within a time period to be prescribed by the relevant local authority and it is possible that some or all such re-submitted applications may be denied. There is also uncertainty as to whether, in light of this decision, Swiss telecommunications service providers including Sunrise may be required to temporarily deactivate certain mobile antenna features that were installed pursuant to a simplified procedure until a fulsome procedure is complete, which may temporarily reduce mobile network coverage and quality. Telecommunications network infrastructure sites are also subject to the risk of protests, vandalism and other forms of sabotage or activism, which have occurred on Sunrise’s sites in the past and may occur in the future.

Any of the foregoing could require Sunrise to incur substantial capital expenditures, delay the construction or upgrades of its networks (including the rollout of 5G and 5G SA active mobile infrastructure), result in adverse regulatory developments caused by pressure from political parties or activist groups and otherwise have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Risks Relating to Customer Base and Contracts

If Sunrise is unable to successfully manage its customer churn, its revenues and cash flows may be reduced.

Sunrise’s ability to attract and retain customers depends on many factors, including, among others, its ability to offer competitive product and service offerings at competitive prices, provide customers access to the latest mobile devices and other technologies, convince customers to switch from competing operators or stay with Sunrise despite competing offers, maintain or improve its brand equity and customer service, maintain or improve the reliability, coverage and functionality of its fixed and mobile networks and IT systems, increase converged subscriptions and develop, maintain or improve its published customer satisfaction ratings and successfully market a portfolio of value-added products and services. The various measures Sunrise has taken or may in the future take to reduce churn, including customer loyalty programs, value-add services, brand investments and customer experience improvement initiatives, may require substantial investment but may not reduce the rate of customer churn. Sunrise’s ability to retain subscribers is especially limited in the case of subscriptions which are prepaid or cancellable at any time by the subscriber. As of December 31, 2023, approximately 67% of Sunrise’s subscribers were not subject to active fixed-term contracts or device plans with Sunrise, allowing them to terminate their services at their option at any time without contractual penalties.

If Sunrise is unable to manage customer churn, its subscriber base will decrease, which would decrease its revenues and cash flows unless Sunrise is able to offset a decrease in its subscriber base with an increase in ARPUs, which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

The legal relationships between Sunrise and its customers are generally based on standard contracts and forms; any errors in the documentation could therefore affect a large number of customer relationships.

Sunrise maintains contractual relationships with its customers. The administration of these relationships requires the use of general terms and conditions as well as various standard contracts and forms with a large number of individual customers. As a result, ambiguities or errors in the formulation or application thereof present a significant risk due to the large number of such documents that are executed. In light of legislative actions and judicial decisions that continue to develop, it is possible that not all of Sunrise’s general terms and conditions and standard contracts and forms will comply at all times with applicable legislation in Switzerland or be enforceable if legally challenged. For example, certain of Sunrise’s contracts provide for inflation linked mid-

term service price increases. Certain Swiss consumer protection organizations have publicly opposed such clauses. On June 17, 2024, Stiftung für Konsumentenschutz, a Swiss consumer protection agency, commenced legal proceedings against Sunrise alleging that inflation-linked mid-term service price increase clauses in its consumer contracts are unenforceable. If such clauses are held to be unenforceable, it would limit Sunrise’s ability to offset the impact of inflation on its operating costs with subscription revenues. Should problems of application or errors occur, or should individual provisions or entire contracts or agreements become or be held invalid, numerous customer relationships could be affected as a result of Sunrise’s use of standard contracts and forms, leading to significant adverse consequences. Any such problems could have a material adverse effect on Sunrise’s reputation, business, revenues, earnings and cash flows.

If Sunrise fails to maintain or improve its customer service channels, Sunrise’s ability to maintain and grow its subscriber base could be materially adversely affected.

Sunrise’s customer services interactions occur primarily through its call centers, digital touchpoints and retail locations. If Sunrise fails to maintain a consistently high level of customer service, or a market perception develops that it does not maintain high-quality customer service, this could adversely affect its ability to maintain and increase its subscriber base or increase the cost of doing so, any of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows. Sunrise could be unable to maintain consistently high quality customer service for a number of reasons, some of which are beyond its control, including, among others: increases in the volume of customer interactions resulting from, for example, new offerings or initiatives; inability to attract, train and retain qualified customer service employees; failures in IT systems; failure of customer service innovations, such as chatbots and digital self-service portals, to operate as expected or be accepted by Sunrise’s customers; and cyberattacks, natural disasters, public health crises and other events causing business disruptions.

Failure to perform on major or high-value contracts could adversely affect Sunrise.

Sunrise has several major, complex and high-value government, national and multinational customer contracts, as well as long-term contracts for the provision of wholesale connectivity, international roaming services and MVNO services. Such contracts generally include minimum service quality and reliability commitments which Sunrise may be unable to meet due to a number of factors, including the ones described elsewhere herein, some of which may be beyond its control. Sunrise’s failure to meet its contractual commitments or otherwise meet the needs and expectations of such customers could lead to a termination or reduction in scope of such contracts, which would adversely affect Sunrise’s revenues, earnings and cash flows and could damage its reputation and brand equity. The revenue arising from, and the profitability of, these contracts is subject to a number of factors, including, among others: variation in cost, achievement of cost reductions anticipated in the contract pricing, delays in the achievement of agreed milestones owing to factors some of which may be outside Sunrise’s control, changes in customers’ needs, customers’ budgets, strategies or businesses, penalties for failing to perform against agreed service levels and the performance of Sunrise’s suppliers. Any of these factors could make a contract less profitable or even loss-making. Failure by Sunrise to manage and meet its commitments under these contracts or failure by customers to renew such contracts, as well as changes in customers’ requirements, their budgets, strategies or businesses, may lead to a reduction in Sunrise’s expected future revenues, earnings and cash flows under such contracts, which could have an adverse effect on its business and aggregate revenues, earnings and cash flows.

Risks Relating to Partners, Employees and Other Third Parties

Sunrise relies on third-party suppliers for certain of its products and services and outsources certain of its operations.

Sunrise relies on third-party vendors for equipment, services, TV content and software that Sunrise uses in order to provide services to its customers, as well as for certain of its operations, including the maintenance of its networks, logistics, IT operations, development and testing services and significant parts of its call centers. Sunrise has experienced, and may in the future experience, interruptions in the supply of products and services from third parties for a number of reasons many of which are beyond its control, including various operational risks applicable to its suppliers, including labor shortages, global conditions, natural disasters, security vulnerabilities, human errors and third-party criminal acts. For example, Sunrise’s supply of mobile devices was adversely impacted by the worldwide chip shortage in 2020 and 2021 and Sunrise also experienced supply delays associated with global supply chain disruptions driven by geopolitical challenges and the COVID-19 pandemic. Sunrise has also experienced decreases in sales volume and reductions in service quality due to shortages of skilled personnel experienced by its customer service and sales outsourcing partners.

Certain of Sunrise’s agreements with suppliers may be short-term and terminable upon relatively short notice or for good cause under Swiss legal principles governing indefinite and long-term contracts (for example, if continuation of the agreement is, in good faith, unacceptable to the terminating party for any reason). The renewal of such agreements at expiry may require the renegotiation of certain terms thereof, and the outcome of renegotiations may be unfavorable to Sunrise. Some of Sunrise’s supply agreements require Sunrise to purchase minimum quantities of products, which may require Sunrise to purchase product inventory which it may not be able to resell within a reasonable time or at all. Last, pursuant to limitations in certain of its contracts, Sunrise may not recover all direct and indirect damages, including lost revenue and lost profit, that it may experience if its suppliers do not perform their contracts in a satisfactory manner or at all.

If for any reason Sunrise is unable to source sufficient amounts of required equipment, services, TV content and software from its suppliers on acceptable terms or at all, Sunrise may be unable to provide products and services to its customers and fulfill its contractual commitments to them, which could reduce customer satisfaction levels; lead to network disruptions; lead to a loss of subscribers; damage its reputation; be subject to penalties, disputes and litigation; and otherwise have an adverse effect on its business, revenues, earnings and cash flows.

If Sunrise fails to maintain or expand its distribution channels, Sunrise’s ability to maintain and grow its subscription base could be materially adversely affected.

Sunrise relies on its website, mobile applications, call centers, sales representatives, retail locations and third-party distributors and partners to generate sales and sales leads. Sunrise’s website, mobile applications, call centers and other digital sales channels, as well as IT systems supporting non-digital sales channels, are vulnerable to outages and other disruptions. Sunrise may not be able to secure new or renew existing retail location lease contracts on favorable terms or at all, and it may be unable to recoup costs of opening new locations if they do not generate sufficient revenue for any reason. Sunrise’s third-party distributors may generally terminate their contracts with Sunrise at any time upon three to six months’ notice or become unable to perform their obligations due to insolvency, financial distress or as a result of a merger or change in ownership. Such distributors may also have relationships with Sunrise’s competitors and may choose to promote competitors’ services more actively, particularly if Sunrise’s competitors are able to offer them better incentives than Sunrise. Competitors may be able to secure larger third-party distribution networks than Sunrise or vertically integrate with Sunrise’s distributors, enabling them to generate more sales than Sunrise. If Sunrise fails to maintain and expand its distribution channels, this could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Sunrise may not be able to renew its existing collective employment contract on reasonable terms or at all and it may otherwise from time to time be subject to employment litigation.

As of December 31, 2023, 65% of Sunrise’s workforce in Switzerland was covered by a collective employment contract with Syndicom, the Swiss trade union, which came into force on January 1, 2022 and expires on December 31, 2024. The collective employment contract will be extended automatically to December 31, 2025. If a renegotiation is triggered, Sunrise may not be able to renew its collective employment contract on reasonable terms or at all. Negotiations could result in higher personnel or other costs, as well as increased operational restrictions. A failure to reach an agreement on certain key issues could result in strikes, lockouts or other work stoppages, which could further increase Sunrise’s labor costs and operating restrictions, which could in turn adversely affect Sunrise’s business, revenues, earnings and cash flows.

Sunrise has conducted and may in the future conduct reductions in workforce. If Sunrise fails to adhere to the requirements articulated by Swiss employee protection laws, especially in connection with workforce reductions, it could face legal actions brought by affected current or former employees, and Sunrise may incur losses and experience damage to its reputation (especially as an employer), any of which could adversely affect Sunrise’s business, revenues, earnings and cash flows.

If Huawei is ever prohibited from operating in Switzerland, or Huawei’s equipment is prohibited from being used in Switzerland, Sunrise would be required to incur substantial additional expenses.

Most of Sunrise’s existing active mobile infrastructure has been sourced and installed by Huawei and Sunrise plans to rely on Huawei for equipment procurement and installation in the future. In addition, Huawei operates and maintains Sunrise’s mobile network and a part of its fixed network. In December 2023, the Swiss Federal Department of Environment, Transport, Energy and Communications was tasked with presenting a draft revision of the Telecommunications Act (Fernmeldegesetz of 1997, as amended) (the “Telecommunications Act”) that would implement measures to reduce geopolitical risks associated with the development of 5G infrastructure and otherwise strengthen the security of telecommunications and digital infrastructure, including by prohibiting high-risk vendors from providing equipment or network services to Swiss telecommunications providers. Such a revision, if implemented, could entitle the regulator to require Sunrise to cease contracting with those deemed to be high-risk vendors.

If Huawei is determined to be a high-risk vendor, Sunrise may be required to remove and replace all or part of the Huawei equipment that is currently in use in its mobile network, which would require significant capital expenditures and time to complete and may result in mobile network disruptions (which could be prolonged) or a reduction in mobile network quality or coverage. In addition, Sunrise may be required to contract with one or more vendors instead of Huawei to maintain and operate its mobile and part of its fixed network, which is likely to result in an increase in the price for such services and may result in a reduction in service quality. Any of the foregoing could cause Sunrise to lose subscribers, damage its reputation, adversely affect its ability to maintain, operate and expand its mobile network and otherwise materially adversely affect Sunrise’s business, revenues, earnings and cash flows.

In addition, even if Huawei is not banned in Switzerland, the continued use of Huawei equipment and technology within Sunrise’s network could have a negative impact on Sunrise’s reputation if customers perceive Huawei equipment to be less secure than the equipment sourced from other providers or otherwise come to view businesses that partner with Huawei unfavorably, particularly if Sunrise’s competitors choose to emphasize this in their marketing communications.

Sunrise is subject to the risk of fraudulent or otherwise improper behavior by its customers, distribution partners, suppliers, employees and others, which Sunrise’s risk management and internal controls may not prevent or detect.

Sunrise is subject to the risk of fraudulent or improper behavior by its customers, distribution partners, suppliers, employees and others with whom Sunrise deals, as well as parties unrelated to Sunrise. Sunrise’s processes and internal controls may be insufficient to effectively prevent or detect inadequate practices, fraud and violations of law or Sunrise’s policies by its subsidiaries, intermediaries, employees, outsourced staff, directors and officers. Sunrise may be exposed to the risk that such persons receive or grant inappropriate benefits or generally use corrupt, fraudulent or other unfair business practices. In addition, employees could use Sunrise’s information, confidential customer information or other confidential information provided by third parties to

Sunrise for personal or other improper purposes, as well as misrepresent or conceal improper activities from Sunrise. Sunrise has from time to time experienced, and may in the future experience, employee fraud, such as cash and inventory theft and sales commission fraud, as well as employee errors and other actions that could subject it to financial claims for negligence or otherwise as well as regulatory actions.

Fraudulent or improper behavior could result in loss of business or revenue, increased costs, harm to Sunrise’s reputation and brand equity, as well as litigation and financial losses resulting from the need to reimburse customers or business partners or fines or other regulatory sanctions. Any of the foregoing could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Risks Relating to Regulation and Tax

Sunrise is subject to extensive regulation and has been, and may in the future be, adversely affected by changes in laws, regulations or policy.

Sunrise operates in an extensively regulated industry with a limited number of competitors. Should regulatory authorities find that Sunrise is “dominant” in any market in which it operates or that it has engaged in anti-competitive practices, it may be subject to increased regulation (including regulation of its service prices), as well as changes in its business practices prompted by regulators or activists. For example, Sunrise has been fined by the Swiss Federal Competition Commission (the “Competition Commission”) for failure to give Swisscom access to its broadcasts of Swiss National League ice hockey games and was compelled to provide such access to Swisscom. Telecommunications regulations in Switzerland are evolving. Potential changes in laws and regulations include but are not limited to further liberalization of the access regime; the abolition of international roaming tariffs; and the introduction of levies on internet access subscriptions in order to compensate rights holders for copying and transmitting of protected works. To date, Swiss telecommunications regulators have generally refrained from regulating the industry as heavily as it is regulated in the European Union, including with respect to customer pricing and wholesale access to fibre networks. Should this regulatory approach change, Swiss telecommunications companies, including Sunrise, may be subject to lower revenues and margins, higher compliance costs and restrictions on certain operations and business practices. If the Swiss authorities regulate wholesale access to fixed fibre networks and require owners of such networks to provide wholesale access to all telecommunications companies at regulated prices, this could reduce any competitive advantage that Sunrise may have by virtue of its contractual wholesale access relationships.

Sunrise is also subject to a variety of other laws and regulations, including those related to the environment, health and safety. Sunrise is currently conducting and may in the future have to conduct, or be the subject of, investigations related to contamination at its infrastructure sites. Batteries and diesel generators at certain of its antenna sites may cause spills resulting in contamination of the environment. Sunrise has also experienced and may in the future experience accidents or incidents affecting the health, safety and well-being of its employees and third parties, particularly at certain of its infrastructure sites.

Failure to comply with any regulation may result in investigations, enforcement actions, fines and other penalties, restrictions on operations and business practices, reputational damage, loss of subscribers, litigation and other adverse impacts on Sunrise’s business, revenues, earnings and cash flows. Changes in laws, regulations or governmental policy or the interpretation or application of laws or regulations affecting Sunrise’s activities and those of its competitors could significantly increase Sunrise’s regulatory compliance costs, restrict Sunrise’s operations, cause it to incur significant expenses or consume significant time and resources.

Sunrise requires spectrum allocations as well as other licenses and permits, to deliver services to its subscribers.

Sunrise requires spectrum allocations, microwave, network and broadcasting licenses and building permits and other licenses to operate its business. Sunrise’s spectrum allocations in particular are required to enable

Sunrise to deliver mobile services. Spectrum allocations are issued for a limited time and new allocations must be obtained upon expiration or to support additional traffic on the network or deploy new mobile network technologies. There can be no assurance that Sunrise will be able to obtain such allocations on the same terms, for the same type and amount of spectrum, or at all. To the extent that Sunrise is for any reason unable to renew a substantial portion of its spectrum allocations upon expiry or otherwise, it will be able to continue operating its mobile network, but the service quality will decline, with users experiencing lower voice connection quality, dropped calls, slower mobile data speeds, reduced geographic network coverage or other adverse impacts on connectivity, which could cause Sunrise to lose existing subscribers or limit its ability to attract new ones. While Sunrise is unable to reliably estimate the impact of such a service quality decline on its subscriber base, revenues, earnings and cash flows, such impact could be material. Obtaining spectrum allocations upon expiry thereof or if new allocations are required also requires significant expense. See “—Risks Relating to Sunrise’s Financial Position—The expenditures required to renew the portion of Sunrise’s spectrum expiring in 2028 are uncertain but may be significant.” Sunrise’s spectrum allocations could also be revoked by the relevant regulatory authority, without reimbursement of the license fees paid by Sunrise, if Sunrise experiences, among other things, changes in factual or legal circumstances. See “Regulation Applicable to Sunrise’s Business—Mobile Services—Licenses to Use Radio Frequencies” for more information.

In addition, Sunrise’s mobile network is supported by a significant number of antenna sites, which must generally be located in specific geographical areas in order to ensure appropriate mobile network coverage. Sunrise and network operators whose antenna sites Sunrise accesses require various building and other permits to construct and upgrade equipment at such sites. Delays in or failure to secure such permits could lead to delays in construction and activation of antenna sites.

If Sunrise is unable to maintain, renew existing or secure new licenses, permits and other authorizations necessary to operate its business now or in the future, it may have to cease certain of its operations or services and may be unable to maintain its existing subscribers or attract new ones, any of which could have a material adverse effect on its business, revenues, earnings and cash flows.

Sunrise may be subject to financial risks related to tax compliance.

Sunrise and its affiliates are subject to corporate income taxes, dividend withholding taxes as well as non-income-based taxes, such as stamp duties and value-added tax in Switzerland, the Netherlands (due to the jurisdiction of incorporation of Sunrise’s financing holding company), Portugal (due to certain customer service activities conducted by Portugal-based personnel) and certain other jurisdictions (due to certain international services and other activities). Tax regulations are complex and evolving, and significant judgment, for example with respect to transfer pricing, is required to determine Sunrise’s tax liabilities. Sunrise is currently subject to a tax audit for fiscal years 2019 to 2021, which includes the fiscal period during which Sunrise undertook the Sunrise-UPC transaction and may be subject to tax audits in the future. In connection with the current and any future tax audits, tax authorities may challenge and disagree with Sunrise’s judgments with respect to transfer pricing or otherwise and assess additional taxes and related penalties against Sunrise in amounts which may be material, as well as require Sunrise to make different judgments in the future. Sunrise may be required to engage in litigation to challenge any such assessments, which may be costly and distracting to management even if its outcome is favorable. Any of the foregoing could have a material adverse effect on Sunrise’s business, earnings and cash flows.

Risks Relating to Intellectual Property and Cybersecurity

Sunrise may be subject to intellectual property infringement claims by others and may be unable to adequately protect its own intellectual property rights.

Sunrise uses technologies that are or may be protected by third parties’ rights, including in its CPE, network infrastructure, mobile devices sold to customers and its IT systems, and third parties may allege that Sunrise has infringed their intellectual property rights with respect to such technologies, which may result in litigation. Sunrise’s own proprietary intellectual property consists primarily of its trademarks and copyrighted software. Sunrise has in the past commenced, and may in the future be required to commence, trademark infringement proceedings against third parties to enforce and protect its trademarks, and it may in the future be required to commence proceedings to protect its copyrighted software. Any intellectual property litigation or proceeding could be costly and divert management resources from the business, regardless of outcome. Unfavorable decision could result in the loss of Sunrise’s proprietary rights, which may require Sunrise to pay additional licensing and royalty fees which may be significant, particularly if the infringement affects products or services deployed among a large portion of its customers.

In addition, Sunrise incorporates open source software in its software and systems and expects to continue to do so in the future. Open-source software is generally freely accessible, usable and modifiable. Pursuant to open source licenses, Sunrise may be required to offer its proprietary software that incorporates the open source software for no cost, release source code for modifications or derivative works it created or license such modifications or derivative works under the terms of the open source license. If an author or other third party that distributes open source software that Sunrise uses were to allege that Sunrise had not complied with open source software licenses, Sunrise could incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from offering the components of its software that contains the open source software and being required to comply with the conditions of the license, which could disrupt its ability to offer the affected software and require it to devote additional resources to change its products. Sunrise could also be subject to proceedings by parties claiming ownership of what Sunrise believes to be open source software, which may be costly to defend. Additionally, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title or controls on origin of the software, and are provided on an “as-is” basis. Likewise, some open source projects, which are also provided on an “as-is” basis, have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis.

Sunrise’s and third-party IT systems are vulnerable to security breaches and cyberattacks.

Sunrise’s success depends, in part, on the continued and uninterrupted performance of its IT and network systems, including its fixed and mobile network components, internet sites, data hosting and processing facilities and other hardware, software and technical applications and platforms, as well as Sunrise’s customer service centers. Some of these systems and facilities are managed, hosted, provided or used by third-party providers or their vendors. Sunrise’s and its third-party providers’ systems and equipment, and CPE that Sunrise provides to its customers, are subject to disruptions, security breaches, cyberattacks, malicious human acts, human errors and security flaws. Sunrise has from time to time been the target of security breach attempts and expects to be subject to similar attacks in the future. Security breaches or cyberattacks from any source could cause significant disruptions to Sunrise’s or its third-party providers’ operations, require Sunrise to incur significant costs and materially adversely affect Sunrise’s business, revenues, earnings and cash flows.

Sunrise and its third-party service providers may not be able to anticipate, detect or respond in an adequate and timely manner to attempts to obtain unauthorized access to, disable or degrade Sunrise’s or its third-party service providers’ systems. In some cases, anticipation, detection and response efforts may depend on third parties who may not deliver products or services to Sunrise that meet the required contractual standards due to error, defect, delay, outage or for another reason beyond Sunrise’s control. In addition, cyberattack techniques are becoming increasingly complex, sophisticated and difficult to promptly detect. Employees working from home as a response to public health emergencies, epidemics, pandemics or other factors and longer-term shifts towards remote or hybrid work may increase cybersecurity risks. The risk of cyberattack may also be heightened in the context of ongoing conflicts and in response to sanctions imposed, such as increased cyberattacks associated with the Russia-Ukraine conflict. Given its critical status, telecommunication infrastructure, including the infrastructure operated by Sunrise or its third-party providers, is at heightened risk of physical or cyberattacks by nation states, terrorist or other groups. The changing cybersecurity landscape could require Sunrise to devote significant resources to prevent, detect and mitigate the impact of cybersecurity breaches.

Sunrise’s cyber liability insurance, which provides third-party liability and first-party liability insurance coverage, may not be sufficient to protect against all of Sunrise’s businesses’ losses from any future disruptions or breaches or other events as described above. Costs for insurance may also increase as a result of increased threats, and certain insurance coverage may become more difficult or impossible to obtain.

Sensitive personal data could be subject to misappropriation, misuse, leakage, falsification or accidental release or loss of information, and Sunrise may fail to comply with data protection legislation or appropriate practices.

Through Sunrise’s operations, sales and marketing activities, Sunrise and its third-party providers collect and store a large amount of personal information related to Sunrise’s customers. This may include phone numbers, e-mail addresses, ID card numbers, contact preferences, personal information stored on electronic devices and payment information, including credit and debit card data. Sunrise also gathers and retains information about its employees in the normal course of business. In many cases, Sunrise may share this personal information with third-party service providers that assist with certain aspects of Sunrise’s business.

The confidentiality or integrity of the data held by Sunrise or its third-party providers could be compromised by, among other things, unauthorized access, misappropriation, misuse, leakage, falsification or accidental release or loss. Sunrise has experienced data breach incidents in the past and may experience them in the future. A compromise of the confidentiality or integrity of Sunrise’s data could lead to regulatory fines and other sanctions, litigation, significant costs required to remedy breaches, damage to Sunrise’s reputation and brand equity, disruptions in Sunrise’s operations and otherwise have a material adverse effect on its business, revenues, earnings and cash flows.

Sunrise is subject to laws regarding the protection, privacy and security of personal information, such as the Swiss Federal Act on Data Protection (Bundesgesetz über den Datenschutz of 2020, as amended) (the “Federal Data Protection Act”) and Regulation (EU) 2016/679 (General Data Protection Regulation, or “GDPR”), and expects the regulatory landscape to continue to evolve. Data protection laws may impose restrictions on data practices which may necessitate changes to Sunrise’s operations, impact operational efficiency, prevent the application of certain marketing and sales initiatives and result in increased regulatory and compliance costs. Also, compliance with data privacy laws has become more complex and compliance costs have increased significantly and may continue to do so. Sunrise may not be fully compliant with the Federal Data Protection Act or other applicable data protection legislation at all times. Failure to comply with data protection laws or laws related to use of personal data in marketing (such as laws concerning use of cookies and similar techniques) could subject Sunrise to potentially significant liability, including litigation, investigation, regulatory actions or other actions by local, cantonal or federal authorities, and may result in, among other consequences, penalties and fines (which may not be covered by Sunrise’s insurance policies or contractual protections and which may be significant, particularly if imposed under the GDPR), required remedial actions, as well as reputational harm, negative publicity and increased customer churn, any of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

In addition, there is increasing public awareness of privacy and data security issues. Practices that may be perceived to be inappropriate or overly intrusive by consumers (for example, personalized advertising and use of consumer data in training AI models), as well as any failure by Sunrise to keep up with consumer preferences towards the use of their personal data, may result in as reputational harm, negative publicity and increased customer churn, any of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Generally Applicable Risk Factors

Unfavorable conditions in and outside Switzerland may materially adversely impact Sunrise’s business, revenues, earnings and cash flows.

Although Sunrise has historically benefitted from the Swiss macroeconomic environment, there can be no assurance that, among other things, Swiss inflation, interest rates and corporate taxes will remain low or lower than the EU-15, that its GDP per capita will remain high or higher than that of the EU-15 or that Swiss currency will remain stable. Unfavorable economic conditions in Switzerland, which is the only country in which Sunrise provides its products and services, may impact the size of Sunrise’s subscriber base or the prices Sunrise is able to charge for its products and services, as subscribers may be more likely to, among other things, downgrade or disconnect their services, place fewer international calls or adopt new value-added services at a slower rate than expected or not at all, or to increase Sunrise’s bad debt expense. Macroeconomic and other conditions impacting travel to or from Switzerland could negatively impact revenue from roaming fees.

Adverse public health, geopolitical and climate conditions could have a material adverse impact on Sunrise’s business, revenues, earnings and cash flows.

Sunrise may be adversely impacted by public health emergencies, epidemics and pandemics and government responses thereto. For example, the COVID-19 pandemic required Sunrise to implement a remote work policy, implement additional public health protocols in the context of maintaining and operating its networks and close certain of its retail stores, resulting in business disruptions. It also adversely affected the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The impact of any such future event or condition may be different and cannot be predicted.

In addition, political unrest and geopolitical conflicts (such as the Russia-Ukraine conflict and conflicts in the Middle East) have disrupted and may further disrupt global supply chains and heighten volatility of global financial markets, as well as increase the incidence of cyberattacks against critical infrastructure, including Sunrise’s networks. While Sunrise does not have direct operations in conflict areas, Sunrise has one supplier located in Moldova, which could be impacted by an escalation of the Russia-Ukraine conflict. Any escalation in current or emerging conflicts could worsen the foregoing effects or create new adverse conditions that Sunrise cannot predict.

The operation of Sunrise’s networks requires a substantial amount of electricity. Geopolitical conflict has led and could in the future lead to energy costs increases in Switzerland. It could also in the future lead to electricity shortages. Switzerland relies on energy imports, including Russian natural gas, to meet energy demands during the winter months. The Swiss government has stated that it may resort to rolling blackouts due to potential energy shortages as a result of the Russia-Ukraine conflict and possible disruptions in gas supplies and Sunrise as well as other telecommunications operators have prepared plans to address energy shortages should they occur. The cost of electricity may also increase due to the effects of climate change, such as increase in global temperatures and in the frequency and severity of weather-related events. Any energy cost increases or shortages or governmental responses to such disruptions could have a material adverse impact on Sunrise’s ability to conduct its operations and its revenues, earnings and cash flows.

Environmental, social and governance risks may adversely impact Sunrise’s business.

Sunrise may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory diligence and reporting or other legal requirements related to ESG issues, including Sunrise’s impact on the environment or the origin of raw materials in some of its products. Expectations and requirements may differ among stakeholders, may be based on diverging calculations or other criteria and may experience material changes they are emerging. Sunrise may not be able to meet its ESG objectives (including its CO2 emission reduction targets) for a variety of reasons, including factors outside of its control. A failure to comply with any requisite ESG standards or meet ESG goals or expectations could adversely affect Sunrise’s reputation, have a negative impact on its relationships with investors, employees and customers, hinder Sunrise’s access to capital or the cost thereof or otherwise significantly increase Sunrise’s costs, all of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

There can be no assurance that Sunrise will be successful with respect to acquisitions, dispositions, joint ventures, partnerships or other strategic transactions, or that it will achieve the anticipated benefits thereof.

Sunrise has sought and completed, and expects to continue to seek and complete, attractive acquisitions, dispositions, joint ventures, partnerships or other strategic transactions. Sunrise’s ability to successfully execute any such future transaction may be limited by many factors, including market conditions, government regulation, availability of financing, its or its counterparty’s debt covenants, complex ownership structures among potential targets, acquirers, joint ventures or partners, disapproval by shareholders of potential targets or acquirers and competition from other potential acquirers, including private equity funds. Sunrise may finance future acquisitions and other inorganic growth strategies by issuing equity to finance or refinance the consideration in any such transactions, which would dilute the ownership interests of its shareholders, or incur significant debt in connection with acquisitions.

Even if Sunrise is successful in completing such transactions, its ability to realize the anticipated benefits of such transactions will depend, to a large extent, on its ability to integrate the acquired business in a manner that facilitates growth opportunities and achieves the projected cost savings, which may be challenging. For example, Sunrise has experienced challenges with integrating different technology systems following the Sunrise-UPC transaction. Factors beyond Sunrise’s control could affect the total amount or timing of integration costs, and many of these costs, by their nature, are difficult to estimate accurately. These costs could exceed the costs historically borne by Sunrise and offset, in whole or in part, the expected synergies. Expected synergies and benefits may not be realized in the amounts anticipated, within the expected time frame, at the expected cost or at all. Strategic transactions may fail to further Sunrise’s business strategy as anticipated, expose Sunrise to additional liabilities associated with an acquired business, some of which Sunrise may be unable to anticipate and for which it may not be indemnified by the target, disrupt its existing business, distract management and result in the loss of key employees, business partners and customers.

Risks Relating to Sunrise’s Relationship with Liberty Global

After the spin-off, conflicts of interest, or the appearance of conflicts of interest, may develop between the executive officers and directors of Liberty Global, on the one hand, and the executive officers and directors of Sunrise, on the other hand.

After the spin-off, certain of the directors and executive officers of Liberty Global may also be members of the Sunrise Board and may also own both Liberty Global Common Shares and Sunrise Shares and thus have a financial interest in both companies. In particular, Mr. Fries, the Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board, is expected to be the Sunrise Chair. See “Sunrise Directors and Executive Committee—The Sunrise Board—Sunrise Directors.” This overlap of roles and financial interests could create, or appear to create, actual or potential conflicts of interest when Liberty Global’s directors and executive officers and members of the Sunrise Board and Sunrise’s executive committee (the “Executive Committee”) face decisions that could have different implications for Liberty Global and Sunrise.

For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Liberty Global and Sunrise regarding terms of the agreements governing the spin-off and the relationship between Liberty Global and Sunrise thereafter, including, among others, the master separation agreement, the tax separation agreement and the transitional services agreements or any commercial agreements between the parties or their affiliates.

If Liberty Global is unable for any reason to effectively provide services to Sunrise pursuant to the companies’ services arrangements, or if Sunrise is unable to adequately, timely and cost-effectively replace such services once such arrangements expire, Sunrise’s business could be adversely affected.

Liberty Global currently performs various corporate functions for Sunrise and its subsidiaries, including, but not limited to services provided by Liberty Global’s legal, investor relations, treasury, tax, accounting, financial reporting, procurement, human resources and finance departments. Following the spin-off, neither Liberty Global nor any of its affiliates will have any obligation to provide financial, operational or organizational assistance to Sunrise and its subsidiaries other than those services to be provided pursuant to existing services agreements or new services agreements that Liberty Global and Sunrise expect to enter into in connection with the spin-off. See “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off.” If Liberty Global does not provide these services to Sunrise effectively or at all for any reason, or if Sunrise is not able to timely, adequately and cost-efficiently replace such services with internal resources or vendor agreements once such arrangements expire or if they are for any reason terminated, then Sunrise may not be able to operate its business effectively and its profitability may decline.

Potential indemnification liabilities to Liberty Global pursuant to the agreements to be entered into in connection with the spin-off could materially and adversely affect Sunrise’s business, financial condition, financial performance and cash flows.

The agreements Sunrise expects to enter into with Liberty Global in connection with the spin-off, among other things, provide for indemnification obligations designed to make Sunrise financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after the spin-off. If Sunrise is required to indemnify Liberty Global under the circumstances set forth in the agreements it enters into with Liberty Global, Sunrise may be subject to substantial liabilities. Please refer to the section entitled “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off.”

The terms that Sunrise will receive in its agreements with Liberty Global could be less beneficial to Sunrise than the terms Sunrise may have otherwise received from unaffiliated third parties.

The agreements Sunrise expects to extend or enter into with Liberty Global in connection with the spin-off were prepared while Sunrise was still a wholly owned subsidiary of Liberty Global. Accordingly, during the period in which the terms of those agreements were prepared, Sunrise did not have an independent board of directors or a management team that was independent of Liberty Global. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. For more information on the agreements Sunrise has entered into, or will enter into, please refer to “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off.”

Sunrise may have a significant indemnity obligation to Liberty Global, which is not limited in amount or subject to any cap, if the spin-off is treated as a taxable transaction due to certain actions by Sunrise. In addition, Sunrise will be responsible for, and has agreed to indemnify Liberty Global for, certain taxes that are attributable to or otherwise relate to the Sunrise group, and for taxes that are attributable to certain internal restructuring steps taken prior to the spin-off.

Pursuant to the tax separation agreement that Sunrise will enter into with Liberty Global in connection with the spin-off, Sunrise and Liberty Global will be equally allocated any tax liabilities in the event that the spin-off is not accorded the tax treatment expected by the parties. However, in the event that the spin-off is determined to be taxable as a result of certain actions taken by Sunrise, then Sunrise would be responsible for all taxes imposed on it or Liberty Global as a result thereof, including taxes imposed on Liberty Global’s shareholders that Sunrise or Liberty Global bear as a result of shareholder litigation.

Sunrise’s indemnification obligations to Liberty Global and its subsidiaries will not be limited in amount or subject to any cap. If Sunrise is required to indemnify Liberty Global and its subsidiaries under the circumstances set forth in the tax separation agreement, Sunrise may be subject to substantial liabilities, which could materially adversely affect its financial position. See “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off—Tax Separation Agreement.”

Sunrise may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.

In the tax separation agreement, Sunrise will covenant not to take any action, or fail to take any action (including restrictions on mergers, sales of assets, certain sales of stock and similar transactions), following the spin-off, which action or failure to act is inconsistent with the spin-off qualifying for favored tax treatment under Section 355 of the Code and related provisions. As a result, Sunrise might determine to forgo certain transactions that might have otherwise been advantageous in order to preserve the favored tax treatment of the spin-off. Under the tax separation agreement, these restrictions will apply for two years following the spin-off, unless Sunrise obtains a tax opinion that such action will not result in taxes being imposed on the spin-off, or unless Sunrise and Liberty Global agree otherwise.

In particular, Sunrise might determine to continue to operate certain of its business operations for the foreseeable future even if a sale or discontinuance of such business might have otherwise been advantageous. In addition, Sunrise’s indemnity obligation under the tax separation agreement might discourage, delay or prevent a change of control transaction for some period of time following the spin-off. See “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off—Tax Separation Agreement.”

Risks Relating to Sunrise Shares and Jurisdiction of Incorporation

An active public market for the Sunrise Shares may not develop, or the Sunrise Shares may trade at low volumes, both of which could have a material adverse effect on the resale price, if any, of the Sunrise Shares.

Because Liberty Global currently owns Sunrise and the Sunrise Business, there is currently no trading market for the Sunrise Shares. Although Sunrise will apply to list the Sunrise Class A Common Shares on the SIX in connection with the spin-off, an active trading market may not develop or be sustained after the completion of the spin-off. Sunrise does not intend to list (i) the Sunrise Class A Common Shares on any U.S. stock exchange and (ii) the Sunrise Class B Shares on any stock exchange. The Sunrise Class B Shares will only be traded in the OTC market. In addition, whether beneficial owners of Liberty Global Common Shares held in “street name” will be able to easily participate in trading is dependent on the policies of, and arrangements, with their bank, broker or other nominee. Therefore, not all investors will be eligible to trade the Sunrise Shares.

If an active trading market for the Sunrise Shares does not develop, the price of Sunrise Shares may be more volatile, and it may be more difficult to complete a buy or sell order for Sunrise Shares.

Even if an active public trading market develops, there may be little or no market demand for Sunrise Shares, making it difficult or impossible to resell Sunrise Shares, which would have an adverse effect on their resale price, if any. Sunrise cannot predict the price at which Sunrise Shares will trade following the spin-off, or the volume of such trading.

There can also be no certainty about how investors in Sunrise Shares will behave after the spin-off. Investors may decide to dispose of some or all of the Sunrise Class A Common Shares that they receive in the spin-off. There is no assurance that there will be sufficient buying interest to offset any such sales, and, accordingly, the price of Sunrise Shares may be depressed by such sales, or by the perception that such sales may occur, and have periods of volatility, which may be greater than the volatility of the market price of Liberty Global Common Shares before the spin-off. In addition, the price of Sunrise Class A Common Shares may be volatile due to issuances of new Sunrise Shares, including pursuant to the exercise or vesting of equity awards, or the perception that they may occur. Until, and possibly even after, orderly trading markets develop for these securities, if such markets develop, there may be significant fluctuations in price. The market price of Sunrise Class A Common Shares could fluctuate significantly for many reasons, including, among other things, broad market fluctuations, general market conditions, fluctuations in Sunrise’s operating results, changes in the market’s perception of Sunrise’s business, including as a result of industry or analyst reports that are published from time to time, and announcements made by Sunrise, Sunrise’s competitors or parties with whom Sunrise has business relationships, the risks identified in this proxy statement/prospectus or reasons unrelated to Sunrise’s performance. These factors may result in short- or long-term negative pressure on the value of Sunrise Shares.

Mr. Malone and Mr. Fries will have significant voting power with respect to corporate matters considered by Sunrise’s shareholders after the spin-off.

After the spin-off, Mr. Malone will beneficially own outstanding Sunrise Shares representing approximately    % of the aggregate voting power of the outstanding Sunrise Shares and approximately    % of the outstanding Sunrise Class B Shares. By virtue of his voting power in Sunrise, Mr. Malone will have significant influence over the outcome of any corporate transaction or other matters submitted to Sunrise’s shareholders for approval.

For example, under Swiss law, certain matters, including ordinary capital increases for cash, declaration of dividends and share distributions, amendments to the articles of association and appointment and removal of directors, require shareholder approval by a majority of the Sunrise Shares represented at the relevant shareholder meeting, voting together as a single class. Certain other matters, including ordinary capital increases other than for cash, limiting or withdrawing shareholders’ pre-emptive rights, creation of new shares with privileged voting rights, delisting, mergers, demergers and change of place of incorporation, require shareholder approval by (i) two-thirds of the votes represented, voting together as a single class, and (ii) a majority of the share capital represented at the relevant shareholder meeting. In addition, Sunrise’s articles of association will require that certain actions, including, among others, capital changes, certain distributions of securities, certain business combinations and other extraordinary transactions as well as the amendment of certain “special” provisions in Sunrise’s articles of association be additionally approved by a majority of the Sunrise Class B Shares represented at the general meeting of Sunrise shareholders at which such matters are considered, voting separately as a class. For more information regarding Sunrise’s share capital and the rights attaching to the Sunrise Shares following the spin-off, see the sections of this proxy statement/prospectus entitled “Description of Sunrise Shares Following the Spin-Off” and “Comparison of Rights of Holders of Liberty Global Common Shares Prior to the Spin-Off with Rights of Holders of Sunrise Shares Following the Spin-Off.”

As a result of the foregoing, Mr. Malone will have considerable influence over the outcome of any corporate transaction or other matters submitted to Sunrise’s shareholders for approval. He will be able to prevent the requisite approval threshold from being met for actions or transactions that must be approved by a majority of the Sunrise Class B Shares represented at the general meeting of Sunrise shareholders and will be able to significantly influence the outcome of all other matters which require shareholder approval. Despite the foregoing, Mr. Malone may not be able to ensure the approval of any corporate transaction without additional shareholder support, because he will own neither a majority of the voting power nor a majority of the share capital of Sunrise.

Pursuant to a letter agreement from Mr. Malone and the Malone Trust to Mr. Fries, which will be executed on the effective date of the spin-off, for so long as Mr. Fries is serving on the Sunrise Board, (a) Mr. Fries will have the right to vote Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if such shares are not being voted and (b) Mr. Fries (or an entity controlled by him) will have an exclusive right to negotiate to purchase Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if the Malone Trust or any permitted transferee determines to sell Mr. Malone’s Sunrise Class B Shares, and if the parties fail to come to an agreement within 90 days and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, the Malone Trust or such permitted transferee will provide Mr. Fries with notice at least 60 days before entering into an agreement for the transfer of Mr. Malone’s Sunrise Class B Shares to such third party and

Mr. Fries (or an entity controlled by him) will have an exclusive right, for a period of 60 days from the date of such notice, to match the offer made by such third party. If Mr. Fries acquires some or all of the Sunrise Class B Shares being sold by the Malone Trust, Mr. Fries would gain increased influence over the outcome of any corporate transaction or other matters submitted to Sunrise’s shareholders for approval, including, depending on the number of shares acquired, the ability to block the approval of any matter that requires a vote by a majority of the Sunrise Class B Shares represented, voting separately as a class. See “Description of Sunrise Shares following the Spin-off—Supermajority Shareholder Voting Provisions” for more information on such matters.

If Sunrise becomes a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. shareholders.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10 percent of the value or voting power of all classes of the Sunrise Shares, such person may be treated as a “U.S. shareholder” with respect to each of Sunrise and any of its direct and indirect foreign affiliates that is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes. Sunrise will become a CFC if U.S. shareholders, in the aggregate, own more than 50 percent of the value or voting power of all classes of the Sunrise Shares. If Sunrise forms or acquires a U.S. subsidiary, certain of Sunrise’s non-U.S. subsidiaries could be treated as CFCs with respect to such U.S. persons (regardless of whether or not Sunrise is treated as a CFC). A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether Sunrise makes any distributions. Individual U.S. shareholders of a CFC are generally not allowed certain tax deductions or foreign tax credits that are allowed to corporate U.S. shareholders. Failure to comply with applicable reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Sunrise cannot provide any assurance that it will assist investors in determining whether Sunrise or any of its non-U.S. subsidiaries is treated as a CFC, whether any investor is treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in Sunrise Class A Common Shares.

If securities or industry analysts do not publish research or publish unfavorable research about Sunrise, the price and trading volume of Sunrise Class A Common Shares could decline.

The trading market for Sunrise Class A Common Shares will be influenced by the research and reports that industry or securities analysts publish about Sunrise. If research analysts do not commence coverage for any reason, or if one or more of these analysts ceases coverage, or fails to publish reports about Sunrise regularly, Sunrise’s visibility in the financial markets may decline, which in turn could cause the price or trading volume of Sunrise Class A Common Shares to decline. Moreover, if one or more of the analysts who cover Sunrise negatively change their recommendations regarding Sunrise for any reason, the price or trading volume of Sunrise Class A Common Shares could decline.

Due to certain limitations under Swiss law and Sunrise’s articles of association, Sunrise will have less flexibility compared to Liberty Global with respect to certain aspects of capital management.

As a Swiss company, given the number of corporate matters relating to capital management reserved for shareholder approval, Sunrise will have less flexibility compared to Liberty Global with respect to, among other things, declaring and paying dividends, share issuances and share buybacks. Any such actions for which the Sunrise shareholders must vote will require that Sunrise convene a general meeting of shareholders, which would delay execution and there can be no assurance that the Sunrise shareholders would approve such actions. For more information regarding Sunrise’s share capital and the rights attaching to the Sunrise Shares following the spin-off, see the sections of this proxy statement/prospectus entitled “Description of Sunrise Shares Following the Spin-Off” and “Comparison of Rights of Holders of Liberty Global Common Shares Prior to the Spin-Off with Rights of Holders of Sunrise Shares Following the Spin-Off.”

Sunrise shareholders may be unable to effect service of process in the U.S. or enforce judgments obtained against Sunrise, members of the Sunrise Board or members of the Executive Committee in U.S. courts and may have limited access to a judicial forum favorable to plaintiffs.

Sunrise is a Swiss stock corporation. As a result, the rights of holders of Sunrise Shares will be governed by the Swiss Code of Obligations, other Swiss laws and Sunrise’s articles of association. The rights of shareholders under Swiss law may differ from the rights of shareholders of companies incorporated in other jurisdictions.    of the expected members of the Sunrise Board (each a “Sunrise Director”) and all of the expected members of the Executive Committee referred to in this proxy statement/prospectus are not residents of the U.S., and substantially all of Sunrise’s assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against Sunrise or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Switzerland will enforce judgments obtained in other jurisdictions, including the U.S., against Sunrise, Sunrise Directors who are not residents of the U.S. or members of the Executive Committee under the securities laws of those jurisdictions or entertain actions in Switzerland against such parties under the securities laws of other jurisdictions.

In addition, Sunrise’s articles of association provide that the competent court with jurisdiction over the registered office of Sunrise will be the exclusive forum for any shareholder suits against Sunrise, members of the Sunrise Board or members of the Executive Committee. This exclusive forum provision may limit a shareholder’s ability to choose its preferred judicial forum for disputes with Sunrise, Sunrise Directors or members of the Executive Committee, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, Sunrise may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect Sunrise’s business and financial condition.

The forum selection provision in Sunrise’s articles of association will not apply to any causes of action arising under the Securities Act or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent you are waiving, compliance with U.S. federal securities laws and the rules and regulations thereunder.

Sunrise’s articles of association will provide for an “opting-up” clause, as a result of which Sunrise shareholders may not benefit from the protection afforded to them by the mandatory bid rule under Swiss law and may not be able to sell their Sunrise Shares in the event of an effective change of control.

Under Swiss law, a person that exceeds 33 1/3% (or a higher threshold up to 49% specified in a company’s articles of association, known as an “opting-up” clause) of the voting rights of a Swiss company is required to make a mandatory tender offer for the listed shares it does not own under certain conditions. Sunrise’s articles of association will include an opting-up clause pursuant to which Mr. Malone, Mr. Fries, their respective affiliates and parties acting in concert with them would only be required to make a mandatory tender offer for the remaining Sunrise Class A Common Shares they do not own if they own in excess of 45% of the voting rights of Sunrise. As a result, Mr. Malone, Mr. Fries, their affiliates and parties acting in concert with them could acquire up to 45% of the voting rights of Sunrise, and therefore effective control of Sunrise, without having to give the public shareholders of Sunrise an opportunity to sell their Sunrise Class A Common Shares to the acquirer.

Sunrise shareholders outside of Switzerland may not be able to exercise preemptive rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss law, shareholders may receive certain preemptive or advance subscription rights to subscribe on a pro-rata basis for issuances of equity or other securities that are convertible into equity. Due to laws and regulations in their respective jurisdictions, however, non-Swiss shareholders may not be able to exercise such rights unless Sunrise takes action to register or otherwise qualify the rights offering under the laws of that jurisdiction or an exemption from such registration or qualification is available. In particular, shareholders in the U.S. may not be entitled to exercise these rights, unless the offered securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There can be no assurance that Sunrise would take any action to register or otherwise qualify the offering of Sunrise Shares under the law of any jurisdiction where the offering of such rights is restricted or that an exemption from such registration or qualification requirements would be available with respect to any particular shareholder. If Sunrise shareholders in jurisdictions outside of Switzerland were unable to exercise their subscription rights, their ownership interest in Sunrise would be diluted.

SPECIAL MEETING MATTERS

Date, Time and Place of Meeting

The Special Meeting will be held at 1550 Wewatta Street, Suite 1000, Denver, Colorado at   p.m. Mountain Time on     , 2024, unless the Special Meeting is adjourned or postponed. This proxy statement/prospectus is being made available to Liberty Global’s shareholders on or about    , 2024.

Purpose of the Special Meeting; Proposals

The purpose of the Special Meeting is for the holders of the Voting Shares to vote on the following proposals:

•

the spin-off proposal – a proposal to approve, in accordance with bye-law 14.2(b) of Liberty Global’s bye-laws, the terms of the spin-off pursuant to which (i) holders of Liberty Global Class A common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class A common shares owned by such holders, (ii) holders of Liberty Global Class B common shares receive two Sunrise Class B Shares, each with one vote per share, for every Liberty Global Class B common share owned by such holders and (iii) holders of Liberty Global Class C common shares receive one Sunrise Class A Common Share, each with one vote per share, for every five Liberty Global Class C common shares owned by such holders;

•

the share premium reduction proposal – a proposal to approve, in accordance with section 46 of the Bermuda Companies Act and bye-law 12.1 of Liberty Global’s bye-laws, a reduction of Liberty Global’s share premium account without any payment by Liberty Global to Liberty Global’s shareholders, up to a maximum amount equal to the current balance of Liberty Global’s share premium account, and the grant of authority to the Liberty Board to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise on the effective date of the spin-off; and

•

the adjournment proposal – a proposal to give Liberty Global the authority to adjourn or postpone the Special Meeting if necessary or appropriate, including to solicit additional proxies in favor of the Proposals if there are insufficient votes at the time of the Special Meeting to approve the Proposals or in the absence of a quorum.

Recommendation of the Liberty Board

The Liberty Board unanimously recommends that the holders of the Voting Shares vote:

•	“FOR” for the spin-off proposal;

•	“FOR” for the share premium reduction proposal; and

•	“FOR” for the adjournment proposal.

For a discussion of the factors that the Liberty Board considered in determining to recommend in favor of the spin-off of Sunrise from Liberty Global, see “The Spin-Off—Background and Reasons for the Spin-Off” and “Risk Factors.”

As of    , 2024, Liberty Global’s directors and executive officers beneficially owned in the aggregate approximately    % of the Liberty Global Class A common shares,    % of the Liberty Global Class B common shares,    % of the Liberty Global Class C common shares and approximately    % of the aggregate voting power of the outstanding Liberty Global Common Shares. All of the members of the Liberty Board and all of Liberty Global’s executive officers have indicated that they currently intend to vote in favor of the Proposals with respect to the Voting Shares they hold.

Required Vote

Each Proposal must be approved by the affirmative vote of a majority of the votes cast by the holders of Voting Shares, voting as a single class, either in person or by proxy on such Proposal.

Holders of Liberty Global Class C common shares are not entitled to vote on matters presented to the Liberty Global shareholders at the Special Meeting and therefore, are not entitled to vote on the Proposals.

Record Date and Voting Rights

Only holders of record of the Voting Shares as of   p.m. Eastern Time on     , 2024, the Special Meeting Record Date, are entitled to notice of the Special Meeting or any adjournment thereof and are entitled to vote at the Special Meeting or any adjournment thereof.

As of June 30, 2024, there were 172,673,962 Liberty Global Class A common shares and 12,988,658 Liberty Global Class B common shares outstanding entitled to vote.

Quorum; Abstentions and Incomplete Instructions; Broker Non-Votes

A quorum will be present at the Special Meeting if the holders of a majority in total voting power of the issued and outstanding Voting Shares entitled to vote at the Special Meeting are present or represented by proxy.

You may abstain from voting on any of the Proposals by choosing “ABSTAIN” when voting through the internet or by returning the applicable proxy card or by following instructions from your broker, bank or other nominee. An abstention on any of the Proposals has the effect of a vote not being cast with respect to the Voting Shares in relation to such proposal. Although considered present for purposes of the quorum requirement at the Special Meeting, such Voting Shares, will not be considered when determining whether the applicable proposal has received the required approval.

If you are a shareholder of the Voting Shares and you validly appoint a proxy at the Special Meeting but do not specify how you want to vote your Voting Shares, the proxy holder will vote such unspecified Voting Shares “FOR” each of the Proposals at the Special Meeting.

In addition, if any other matters (other than the Proposals described herein and related procedural matters) properly come before the Special Meeting, the proxy holders will have the authority to vote your Voting Shares on those matters in their discretion. The Liberty Board does not know of any matters to be raised at the Special Meeting other than the Proposals described herein and related procedural matters.

If a broker, bank or other nominee who is a shareholder of record indicates on a form of proxy that it does not have discretionary authority to vote the Voting Shares on any proposal, or if the Voting Shares are voted in circumstances in which proxy authority is defective or has been withheld with respect to any proposal, those Voting Shares are considered “broker non-votes” with respect to such proposal and will not be voted, but they will be counted for purposes of determining whether a quorum is present at the Special Meeting.

Solicitation of Proxies

Liberty Global has retained Innisfree to assist in the solicitation of proxies for a fee of $25,000 (plus expenses). In addition to solicitations by mail, proxies also may be solicited personally, or by telephone or electronic means by Liberty Global’s directors, officers and other employees of Liberty Global, without additional compensation, as well as by employees of Innisfree. Liberty Global will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials and other shareholder materials to the beneficial owners of Liberty Global Common Shares where those owners request such materials.

Liberty Global will bear the cost of the solicitation of proxies.

Changing or Revoking Your Proxy Instructions

You may revoke (i.e., terminate) your proxy at any time prior to its use by delivering a signed notice of revocation or a later dated signed proxy card. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent or hand delivered so as to be received at Liberty Global Ltd., Attention: Legal Department, 1550 Wewatta Street, Suite 1000, Denver, Colorado, at or before the start of the Special Meeting. Any revocation of votes submitted via the internet must be submitted by the same method as the corresponding votes, not later than  p.m. Eastern Time on     , 2024. If your shares are held in the name of a bank, broker or other nominee within the facilities of the DTC, you should contact them to change your vote.

If you hold your shares in “street name” beneficially through a broker, bank or other nominee and want to change your vote, follow the voting instruction form provided by your broker, bank or other nominee. If you have any questions about voting or attending the Special Meeting, contact the Shareholder Helpline. You may call the Liberty Global Investor Relations Department at +1(303) 220-6600 or contact Innisfree, who is acting as proxy solicitation agent for the Special Meeting, at +1(877) 825-8906 (within the U.S. and Canada) or +1(412) 232-3651. Banks and brokers may call +1(212) 750-5833.

All shares that have been properly voted and not revoked will be counted at the Special Meeting.

Voting in Person at the Special Meeting

All holders of record of the Voting Shares are invited to attend the Special Meeting.

If you are a shareholder of record, you have the right to attend, speak and vote in person at the Special Meeting in which you are entitled to vote. Any corporation which is a shareholder of record may by written resolution authorize one or more persons to act as its representative(s) at the Special Meeting and the person(s) so authorized will (on production of a certified copy of such resolution at the Special Meeting) be entitled to exercise these same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder of Liberty Global.

Notwithstanding the foregoing, Liberty Global recommends that you vote by proxy in advance of the Special Meeting even if you plan to attend the Special Meeting (note that you may change your vote at the Special Meeting).

Your vote is important, regardless of the number of shares you own. To make sure your shares are represented at the Special Meeting, please submit your proxy or your instructions to your bank, broker or other nominee as soon as possible, whether or not you plan to attend the Special Meeting. You may submit your proxy either over the internet or by signing, dating and returning your proxy card in the envelope provided.

Postponement of the Special Meeting

At any time prior to convening the Special Meeting, Liberty Global may adjourn or postpone such Special Meeting one or more times for any reason without the approval of the holders of the Voting Shares. If the Special Meeting is adjourned or postponed, Liberty Global could use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders of the Voting Shares that have previously authorized a proxy through the internet or by returning the applicable executed paper proxy card(s).

Any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies will allow holders of the Voting Shares who have already delivered their proxies to revoke them at any time prior to their use at the Special Meeting.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” this document or the other proxy materials, as the case may be. This means that only one copy each of this document or the other proxy materials, as the case may be, is being sent to multiple shareholders in your household. Liberty Global will promptly deliver a separate copy of this proxy statement/prospectus or other proxy materials to you if you call, email or mail the Liberty Global Investor Relations Department, +1(303) 220-6600 or ir@libertyglobal.com or Liberty Global Ltd., attention: Investor Relations Department, 1550 Wewatta Street, Suite 1000, Denver, Colorado. If you prefer to receive separate copies of such documents in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee holder, or you may contact Liberty Global at the above telephone number, email address or mailing address.

Proposal No. 1: Spin-Off Proposal

Overview

Liberty Global is proposing to effect a series of transactions that, if completed in their entirety, will result in the spin-off of Sunrise following the transfer to it of the Sunrise Business. Sunrise currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it separately engage in any business or other activities, in each case prior to the spin-off. After the transaction, Liberty Global will continue to own (in whole or in part) and operate its businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands and Sunrise will operate the Sunrise Business, with Liberty Global and Sunrise operating as independent, separate publicly traded companies.

Specifically, Liberty Global will effect the spin-off through the following steps:

•

Liberty Global will undertake certain reorganization transactions to effect the separation of the Sunrise Business from the Liberty Group that will result in the transfer to Liberty Global all of the equity interests in Newco BV, an indirect wholly owned subsidiary of Liberty Global that will be the holding company of the Sunrise Business as of immediately prior to the effective date of the spin-off.

•

Liberty Global will reduce its share premium account without any payment by Liberty Global to Liberty Global’s shareholders up to a maximum amount equal to the current balance of the share premium account, which, as of the date of this proxy statement/prospectus is $   , with the Liberty Board authorized to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise at the effective date of the spin-off.

•

In satisfaction of the share premium reduction, on the effective date of the spin-off, Liberty Global will transfer all of the equity interests in Newco BV to Sunrise by way of a contribution in kind (Sacheinlage) and in recognition of such transfer, Sunrise will increase its capital and, on the effective date of the spin-off, issue to holders of each class of Liberty Global Common Shares as of the Distribution Record Date the following shares and cash in lieu of any fractional shares:

•	Liberty Global Class A common shares: one Sunrise Class A Common Share for every five Liberty Global Class A common shares held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class B common shares: two Sunrise Class B Shares for every Liberty Global Class B common share held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class C common shares: one Sunrise Class A Common Share for every five Liberty Global Class C common shares held by any such shareholder on the Distribution Record Date.

As promptly as reasonably practicable following the closing of the spin-off,     , acting as agent for the holders of Liberty Global Common Shares who would otherwise have been entitled to receive fractional shares of Sunrise, will aggregate all fractional shares of Sunrise that would otherwise have been required to be delivered to such holders and cause such fractional shares to be sold on the SIX at then-prevailing prices. For more information regarding the treatment of fractional shares, see “The Spin-Off—No Fractional Shares.”

Pursuant to bye-law 14.2(b) of Liberty Global’s bye-laws, the terms of the spin-off require approval by at least 75% of the Liberty Board and by a majority of the Voting Shares present and voting at the Special Meeting. Such approval is required under this bye-law in connection with any share distribution unless (i) holders of each class of Liberty Global Common Shares receive the same class of securities, on an equal per share basis, or (ii) holders of Liberty Global Class B common shares receive higher voting securities and holders of Liberty Global Class A common shares and Liberty Global Class C common shares receive lower voting or non-voting securities. The spin-off does not meet either of the foregoing conditions. Instead, Sunrise’s share capital will be divided into Sunrise Class A Common Shares, one of which will be issued to holders of Liberty Global Class A and Class C common shares for every five such Liberty Global shares they own, and Sunrise Class B Shares, two of which will be issued to holders of Liberty Global Class B common shares for every such Liberty Global shares they own. Each Sunrise Class A Common Share will have a par value of CHF 0.10 per share and each Sunrise Class B Share will have a par value of CHF 0.01 per share. Since each Sunrise Class B Share will have one vote but only one-tenth of the par value of each Sunrise Class A Common Share, 10 Sunrise Class B Shares will represent the same economic entitlement as one Sunrise Class A Common Share, but 10 times the number of votes. This voting power differential between Sunrise Class A Common Shares and Sunrise Class B Shares approximates the voting power differential between Liberty Global’s Class A common shares, each of which has one vote per share, and Liberty Global’s Class B common shares, each of which has 10 votes per share.

Even if Liberty Global receives all required shareholder approvals with respect to the spin-off, the Liberty Board has reserved the right to abandon the spin-off.

Recommendation

Based on the factors described under “The Spin-Off—Background and Reasons for the Spin-Off” and “The Spin-Off—Recommendation of the Liberty Board,” the Liberty Board has unanimously approved the spin-off proposal.

The Liberty Board unanimously recommends that holders of the Voting Shares vote “FOR” the spin-off proposal.

Proposal No. 2: Share Premium Reduction Proposal

Overview

Pursuant to section 46 of the Bermuda Companies Act, a Bermuda company having a share capital may, subject to approval by its shareholders, its memorandum of association and its bye-laws, reduce its share capital in any way. Bye-law 12.1 of Liberty Global’s bye-laws permits Liberty Global to reduce its share capital (including its share premium) in any manner permitted by the Bermuda Companies Act.

As described in Proposal No.1, one of the steps through which the spin-off will be effected involves a reduction of Liberty Global’s share premium account in recognition of the fact that the Sunrise Business will, at the completion of the spin-off, no longer form part of the Liberty Group. Therefore, share premium in an amount equal to the share premium reduction will be in excess of the capital requirements of Liberty Global.

The Liberty Board is seeking shareholder approval to reduce Liberty Global’s share premium account in accordance with section 46 of the Bermuda Companies Act and bye-law 12.1 of Liberty Global’s bye-laws up to a maximum amount equal to the current balance of Liberty Global’s share premium account (the “Maximum Reduction”). In connection with this authorization, the Liberty Board is also seeking shareholder authorization to (i) determine the exact amount of the share premium reduction to be made in connection with the spin-off by reference to the equity market value of Sunrise at the effective date of the spin-off (with such amount being conclusively fixed as the amount included in a memorandum of reduction of share premium filed by Liberty Global at the Registrar of Companies in Bermuda) and (ii) enter into any documents or agreements on behalf of Liberty Global and its shareholders, as applicable, as may be necessary to effect the share premium reduction. While it is anticipated that the share premium reduction amount determined by the Liberty Board will be less than the Maximum Reduction, the Liberty Board believes that in order to ensure the spin-off achieves the anticipated tax outcome, flexibility will be required in implementing the share premium reduction given that the equity market value of Sunrise will be difficult to fix precisely at the date of this proxy statement/prospectus.

Recommendation

Based on the factors described under “The Spin-Off—Background and Reasons for the Spin-Off” and “The Spin-Off—Recommendation of the Liberty Board” the Liberty Board has unanimously approved share premium reduction proposal.

The Liberty Board unanimously recommends that holders of the Voting Shares vote “FOR” the share premium reduction proposal.

Proposal No. 3: Adjournment Proposal

Overview

Holders of the Voting Shares are being asked to approve a proposal that will give Liberty Global the authority to adjourn or postpone the Special Meeting if necessary or appropriate, including to solicit additional proxies in favor of any of the Proposals if there are insufficient votes at the time of the Special Meeting to approve any of the Proposals or in the absence of a quorum. If this adjournment proposal is approved, the Special Meeting could be adjourned by Liberty Global to any date. In addition, the Liberty Board could postpone the Special Meeting before it commences. If the Special Meeting is adjourned for the purpose of soliciting additional proxies, shareholders who have already submitted their proxies will be able to revoke them at any time before their use.

If you sign and return a proxy and do not indicate how you wish to vote on any of the Proposals, or if you sign and return a proxy, and you indicate that you wish to vote in favor of the spin-off proposal but do not indicate a choice on the adjournment proposal, your Voting Shares will be voted in favor of the adjournment proposal. Liberty Global does not anticipate calling a vote on this proposal if the other Proposals are approved by the requisite number of Voting Shares at the Special Meeting.

The adjournment proposal must be approved by the affirmative vote of a majority of the votes cast by the holders of the Voting Shares, voting as a single class, either in person or by proxy on such proposal.

The vote on the adjournment proposal is a vote separate and apart from the vote on the other proposals. Accordingly, you may vote to approve any other proposal and vote not to approve the adjournment proposal and vice versa.

Recommendation

The Liberty Board unanimously recommends that holders of the Voting Shares vote “FOR” the adjournment proposal.

THE SPIN-OFF

Overview

Liberty Global is proposing to effect a series of transactions that, if completed in their entirety, will result in the spin-off, following the transfer of the Sunrise Business to Sunrise. Sunrise was incorporated as a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland in May 2024. Sunrise currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it separately engage in any business or other activities, in each case prior to the spin-off. After the transaction, Liberty Global will continue to own (in whole or in part) and operate its businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands and Sunrise will operate the Sunrise Business, with Liberty Global and Sunrise operating as independent, separate publicly traded companies.

Specifically, Liberty Global will effect the spin-off through the following steps:

•

Liberty Global will undertake certain reorganization transactions to effect the separation of the Sunrise Business from the Liberty Group that will result in the transfer to Liberty Global of all of the equity interests in Newco BV, an indirect wholly owned subsidiary of Liberty Global that will be the holding company of the Sunrise Business as of immediately prior to the effective date of the spin-off.

•

Liberty Global will reduce its share premium account without any payment by Liberty Global to Liberty Global’s shareholders up to a maximum amount equal to the current balance of the share premium account, which, as of the date of this proxy statement/prospectus is $   , with the Liberty Board authorized to determine the exact amount of the share premium reduction by reference to the equity market value of Sunrise at the effective date of the spin-off.

•

In satisfaction of the share premium reduction, on the effective date of the spin-off, Liberty Global will transfer all of the equity interests in Newco BV to Sunrise by way of a contribution in kind (Sacheinlage) and in recognition of such transfer, Sunrise will issue the Sunrise Shares to holders of Liberty Global Common Shares as of the Distribution Record Date in accordance with the following distribution ratios:

•	Liberty Global Class A common shares: one Sunrise Class A Common Share for every five Liberty Global Class A common shares held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class B common shares: two Sunrise Class B Shares for every Liberty Global Class B common share held by any such shareholder on the Distribution Record Date.

•	Liberty Global Class C common shares: one Sunrise Class A Common Share for every five Liberty Global Class C common shares held by any such shareholder on the Distribution Record Date.

Under Liberty Global’s bye-laws, Liberty Global is required to obtain shareholder approval to implement a spin-off, such as the spin-off described in this proxy statement/prospectus, which involves a distribution that does not provide for either (i) each class of Liberty Global Common Shares receiving a pro rata distribution of the same securities or (ii) holders of Liberty Global Class B common shares receiving high vote securities and Liberty Global Class A and C common shares receiving lower voting securities. For additional detail, see “Special Meeting Matters—Proposal No. 1: Spin-Off Proposal.”

The spin-off is being implemented as a reduction of Liberty Global’s share premium without any payment by Liberty Global to Liberty Global’s shareholders, in recognition of the fact that the Sunrise Business will, following its transfer to Sunrise at the completion of the spin-off, no longer form part of the Liberty Group, which, under Bermuda law and Liberty Global’s bye-laws, requires a separate shareholder vote. For additional detail, see “Special Meeting Matters—Proposal No. 2: Share Premium Reduction Proposal.”

Even if Liberty Global receives all required shareholder approvals with respect to the spin-off, the Liberty Board is not required to effect the spin-off.

Required Vote

Each Proposal must be approved by the affirmative vote of a majority of the votes cast by the holders of Voting Shares, voting as a single class, either in person or by proxy on such Proposal.

Holders of Liberty Global Class C common shares are not entitled to vote on matters presented to the Liberty Global shareholders at the Special Meeting and therefore, are not entitled to vote on the Proposals.

Background and Reasons for the Spin-Off

This discussion of the information and factors that the Liberty Board considered in making its decision to approve the spin-off and recommend that the holders of Voting Shares vote in favor of each of the Proposals is not intended to be exhaustive but includes the material factors considered by the Liberty Board. In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, the Liberty Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the individual members of the Liberty Board may have given different weight to different factors.

Liberty Global is primarily focused on developing its fixed-mobile convergence (“FMC”) strategy for its businesses in the U.K. and Europe, providing world-class connectivity and entertainment services to Liberty Global’s residential and business customers. Liberty Global’s FMC strategy is to drive converged subscriptions in its telecommunications businesses, whereby customers subscribe for at least one fixed (broadband, TV or fixed-line telephony) and at least one mobile service, in order to maximize revenue from each customer relationship and enhance customer loyalty. Where necessary, Liberty Global pursued merger or acquisition transactions in order to enable its businesses to provide converged services to customers in their respective markets.

As part of its FMC business strategy, in November 2020, Liberty Global through its Swiss subsidiary UPC, which had a strong fixed offering in Switzerland, successfully completed the acquisition of Sunrise, which had a fixed business but was primarily focused on mobile services. Sunrise was previously listed on the SIX and the acquisition was effected through the settlement of an all cash public tender offer to acquire all of the publicly held shares of Sunrise, followed by a “squeeze-out” procedure which was completed in the first half of 2021. Liberty Global’s acquisition of Sunrise represented an attractive opportunity to create a national Swiss FMC player for Liberty Global to deploy existing cash to unlock substantial synergies and sustainable free cash flow growth in Switzerland. Since the completion of the Sunrise-UPC transaction, Sunrise has substantially completed a successful integration with UPC’s pre-existing business in Switzerland and has become an integrated Swiss FMC business that has become Switzerland’s leading fully-converged challenger.

The Liberty Board periodically reviews with management the strategic goals and prospects of Liberty Global’s various businesses, subsidiaries, joint ventures and other investments. As part of its periodic reviews, the Liberty Board regularly considers the performance and outlook for the Liberty Global business as a whole, as well as its individual businesses such as the Sunrise Business. One such consideration is whether, in the view of the Liberty Board and management, the public markets apply a meaningful trading discount to the Liberty Global Common Shares relative to the underlying value of Liberty Global’s individual businesses. The Liberty Board and management determined that such trading discount was being applied to the Sunrise Business. As a result, during the course of 2021 and 2022, management, along with its legal advisors, explored the possibility of a potential distribution transaction involving the Sunrise Business, but due to market conditions, ultimately determined not to proceed with a transaction at such time and instead focus on completing the integration of Sunrise and UPC Switzerland.

In late 2023 and early 2024, Liberty Global management again updated the Liberty Board on market conditions applicable to a distribution transaction involving the Sunrise Business. At a meeting on January 22, 2024, the Liberty Board considered the potential benefits discussed below that might be achieved through a separation of the Sunrise Business from the rest of Liberty Global’s businesses as well as the associated risks discussed under “Risk Factors.” On February 8, 2024, the Liberty Board unanimously authorized the management of Liberty Global to pursue the spin-off, subject to the final approval by the Liberty Board of the terms of the spin-off. On February 16, 2024, Liberty Global publicly announced its plan to pursue the spin-off. At a meeting held on May 22, 2024, the Liberty Board approved the material terms of the spin-off and the confidential submission of this proxy statement/prospectus.

In connection with its consideration of whether implementing the spin-off would be in the best interests of Liberty Global and its shareholders, the Liberty Board consulted with its advisors, including its financial, tax and legal advisors, and considered various factors, including the potential benefits of the spin-off, potential structure alternatives, certain tax considerations and various risks and uncertainties, including those associated with the spin-off and the securities and businesses of each of Liberty Global and Sunrise following the spin-off. The Liberty Board considered the receptivity of the capital markets and the financing environment in concluding that it would be appropriate to proceed with the spin-off at this time. For more information regarding the tax considerations, and the risks and uncertainties associated with the spin-off, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off,” “The Spin-Off—Material Swiss Tax Consequences of the Spin-Off” and “Risk Factors.”

Benefits of the Spin-Off

In determining whether to approve the spin-off, the Liberty Board considered the following potential benefits:

•

Greater market recognition for stand-alone issuer. The spin-off should make it easier for investors to evaluate separately the merits, strategy, performance and future prospects of the business of Sunrise and to invest in the company based on a clearer appreciation of its characteristics. The creation of a stand-alone issuer should provide greater transparency to investors into financial information about Sunrise’s business, with separate stand-alone audited financial statements and greater detail about the component businesses. As a result, the Liberty Board expects that the spin-off will result in a higher trading value for the Sunrise Shares as compared to the value attributed to Sunrise as a part of Liberty Global by reducing the trading discount that public markets apply to the Liberty Global Common Shares relative to the underlying value of the Sunrise Business. As described in more detail below, this will provide Sunrise with an attractive acquisition currency and help it to attract and retain key personnel.

•

Attraction of new investors. The spin-off may also attract new investors, in particular Swiss investors, to Sunrise who may not have properly assessed the Sunrise Business as part of Liberty Global and who may prefer to invest in a Swiss-listed company.

•

Greater focus on business strategies. The spin-off is expected to enhance the ability of the Sunrise Board and officers, acting in their capacities as such, to make business and operational decisions that are solely in the best interests of Sunrise, its particular businesses and its shareholders, and to allocate its capital and corporate resources with a focus on achieving the strategic priorities of Sunrise’s businesses. The Liberty Board believes the spin-off will put Sunrise in a position to compete, grow and serve its customers through focused decision making, efficient deployment of resources, increased operational agility and enhanced responsiveness to market requirements. In addition, the spin-off will allow Liberty Global’s management to devote more attention and resources to its other businesses, including Liberty Global’s other FMC businesses and its ventures arm, Liberty Global Ventures.

•

Less competition for available capital. As part of the Liberty Group, the Sunrise Business competes for Liberty Global’s available capital with other potential investment opportunities. The Liberty Board believes that it may be more beneficial for Liberty Global and its shareholders for Liberty Global to invest in businesses at other stages of the growth cycle. Accordingly, the growth of the Sunrise Business under Liberty Global ownership may be limited due to a lack of direct access to capital needed to fund such growth. The spin-off, if completed, will give Sunrise more flexibility to direct internal capital to fund its growth and realize its full potential.

•

More attractive acquisition currency. Following the spin-off, the Sunrise Shares will represent a “pure play” equity currency that can be used to facilitate Sunrise’s capital raising activities and as an “acquisition currency” to make strategic acquisitions. The Liberty Board believes that this will be particularly beneficial for Sunrise, which expects to leverage acquisitions to, among other things, expand into new product areas and business categories and otherwise enhance its technological capabilities, particularly if the spin-off increases the aggregate equity value of Sunrise. The anticipated improved market recognition of Sunrise’s businesses should also provide Sunrise with greater flexibility in raising capital for organic growth.

•

Attraction and retention of qualified personnel through tailored employee equity incentives. The spin-off is expected to enhance the ability of Sunrise to retain and attract qualified personnel by enabling Sunrise to grant equity incentive awards that are tailored to its businesses and strategic priorities and that are based on its own publicly traded equity.

Transaction Structure

Swiss Incorporation; Classes of Shares

Liberty Global is a Bermuda exempted company limited by shares and is listed on Nasdaq. It has three classes of shares, Liberty Global Class A common shares (voting), Liberty Global Class B common shares (high voting) and Liberty Global Class C common shares (non-voting). However, it is not customary for Swiss listed companies to have three classes of shares. Liberty Global is structuring the spin-off to provide that Sunrise will have only two classes of shares, which should help facilitate liquidity in trading and stock market index inclusion because the volume of trading in Sunrise Class A Common Shares will be greater than if it was split into two classes.

Furthermore, Swiss law provides that all shares of common stock, regardless of class, must have one vote per share. As a result, for Swiss companies, differential voting between classes of shares is implemented by issuing shares with different par values, with a maximum difference of 10:1. For example, a high vote class of stock would be issued with one vote per share, with each share having a par value of one-tenth of the par value of the low vote class. This high voting class will have the right, on a per share basis, to one vote per share, but to receive only one-tenth the dividend of the vote class and should trade at approximately one-tenth the value per share. Therefore, 10 shares of the high vote class would be issued for every one share of the low vote class to maintain both economic equivalence and a high vote/low vote structure.

The issuance of Sunrise Class B Shares, each of which will have one-tenth of the par value of Sunrise Class A Common Shares but one vote, will help maintain Liberty Global’s historic high vote share structure that Liberty Global’s shareholders are familiar with and ensure continuity with Liberty Global’s principal shareholders.

Accordingly, on the effective date of the spin-off, holders of Liberty Global Common Shares on the Distribution Record Date will receive a distribution of Sunrise Shares intended to provide them with equivalent underlying economic value: holders of Liberty Global Class A and Class C common shares will receive one Sunrise Class A Common Share for every five such Liberty Global shares they own and holders of Liberty Global Class B common shares will receive two Sunrise Class B Shares for each Liberty Global Class B common share they own. Because Sunrise will have only two classes of shares, there will be voting dilution implications which are discussed further below. Importantly, however, there will be no economic dilution. The table below summarizes the key economic and voting characteristics of each class of Liberty Global and Sunrise Shares.

Key Economic and Voting Characteristics of Each Share Class, Liberty Global and Sunrise

Issuer & Class	Par Value	Dividends per share	Votes per share
Liberty Global
Class A common shares	$0.01	1x (equal to other classes)	1
Class B common shares	$0.01	1x (equal to other classes)	10
Class C common shares	$0.01	1x (equal to other classes)	n/a
Sunrise
Class A Common Shares	CHF 0.10	1x	1
Class B Shares	CHF 0.01	0.1x	1

Under Liberty Global’s bye-laws, Liberty Global is required to obtain shareholder approval to implement a spin-off that involves a distribution that does not provide for either (i) each class of Liberty Global Common Shares receiving a pro rata distribution of the same securities or (ii) holders of Liberty Global Class B common shares receiving high vote securities and Liberty Global Class A and C Common shares receiving lower voting securities. This is not the case in the spin-off, and therefore the spin-off proposal is being put forward for a vote of the shareholders. For additional detail, see “Special Meeting Matters—Proposal No. 1: Spin-Off Proposal.”

Reduction in Share Premium Deal Structure

The spin-off is being structured as a reduction of share premium under Bermuda law. The principal rationale for utilizing this structure is that it facilitates tax treatment of the distribution of Sunrise Shares in the spin-off as a repayment of capital in certain jurisdictions. Reduction of share premium transactions are more common in European companies than in the U.S. and are available for Bermuda companies. For all practical purposes from Liberty Global’s shareholders’ perspective, a reduction of share premium accomplishes the same result as a traditional spin-off structure in the U.S.

The reduction in Liberty Global’s share premium account as a result of the spin-off may adversely affect Liberty Global’s ability to obtain similar treatment for its shareholders for such tax purposes in future spin-offs and similar transactions if the market value to be received by Liberty Global’s shareholders in respect of the underlying business that may be the subject of such future transaction is higher than the amount of the share premium account of Liberty Global at the time of the completion of such transaction.

Under Bermuda law, Liberty Global is required to have a shareholder vote for a reduction of capital transaction; see “Special Meeting Matters—Proposal No. 2: Share Premium Reduction Proposal.”

Dilution

Because Sunrise will have only two classes of shares compared to Liberty Global, which has three classes of shares, one of which is non-voting, the aggregate voting power of each class of Sunrise Shares will be different from the aggregate voting power of each class of Liberty Global Common Shares. The below table illustrates these differences based on the number of Liberty Global Common Shares outstanding as of June 30, 2024 and the distribution ratios described in this proxy statement/prospectus.

Class	Aggregate voting power in Liberty Global	Aggregate voting power in Sunrise represented by Sunrise Class A Common Shares received in the spin-off	Aggregate voting power in Sunrise represented by Sunrise Class B Shares received in the spin-off
Liberty Global Class A	57%	36%	—
Liberty Global Class B	43%	—	27%
Liberty Global Class C	None	37%	—

Total	100%	73%	27%

There will be, however, no economic dilution. Holders of Liberty Global Class A and Class C common shares will each receive five Sunrise Class A Common Shares for each such Liberty Global common share they own in the spin-off. Holders of Liberty Global Class B common shares will receive two Sunrise Class B Shares for each Liberty Global Class B common share owned by such holders. Since each Sunrise Class B Share will have one vote but only one-tenth of the par value of each Sunrise Class A Common Share, 10 Sunrise Class B Shares will represent the same economic entitlement as one Sunrise Class A Common Share, but 10 times the number of votes.

Risk Factors

The Liberty Board also considered a number of risks associated with the spin-off. For more information regarding the risks associated with the spin-off see “Risk Factors—Risks Relating to the Spin-Off and Sunrise’s Status as an Independent Company.”

The Liberty Board evaluated the risks and benefits of the spin-off as a whole and did not find it necessary to assign relative weights to the specific factors considered. The Liberty Board concluded, however, that the potential benefits of the spin-off outweighed its potential risks and that separating the Sunrise Business from Liberty Global is appropriate, advisable and in the best interests of Liberty Global and its shareholders.

Recommendation of the Liberty Board

Based upon the factors described under “The Spin-Off—Background and Reasons for the Spin-Off” and, with respect to aspects of the proposed spin-off that could involve potential conflicts of interest, the Liberty Board has determined that the adoption of the Proposals is in the best interests of Liberty Global and its shareholders.

ACCORDINGLY, THE LIBERTY BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

Review of Financial Advisors

J.P. Morgan Securities PLC (“J.P. Morgan”) and UBS AG each acted as financial advisors to Liberty Global in connection with the spin-off. Each of J.P. Morgan and UBS AG was retained in connection with the transaction because of the firm’s familiarity with the Sunrise Business and the firm’s qualifications and reputation. In connection with the transaction, Liberty Global’s financial advisors will receive compensation to be negotiated, consistent with Liberty Global’s prior practices, for services rendered.

Interests of Certain Persons in the Spin-Off

In considering the recommendation of the Liberty Board to vote in favor of the spin-off, shareholders of Liberty Global should be aware that directors and executive officers of Liberty Global have interests in the spin-off that may be in addition to or different from the interests of shareholders generally. The Liberty Board was aware of these interests and considered them, among other factors, in approving the spin-off.

Equity Ownership

Certain of Liberty Global’s directors and executive officers currently own Liberty Global Common Shares, stock options to purchase Liberty Global Common Shares, stock appreciation rights in respect of Liberty Global Common Shares, restricted stock units evidencing the right to receive Liberty Global Common Shares and other awards with respect to Liberty Global Common Shares that will be impacted by the spin-off. See “—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards,” “Security Ownership of Certain Beneficial Owners and Management of Liberty Global” and “Security Ownership of Certain Beneficial Owners and Management of Sunrise Following the Spin-Off.”

Pursuant to a letter agreement, which will be executed on the effective date of the spin-off, for so long as Mr. Fries is serving on the Sunrise Board, (a) Mr. Fries will have the right to vote Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if such shares are not being voted and (b) Mr. Fries (or an entity controlled by him) will have an exclusive right to negotiate to purchase Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if the Malone Trust determines to sell Mr. Malone’s Sunrise Class B Shares and, if the parties fail to come to an agreement, Mr. Fries will have a right to match any third party offer. See “Risk Factors—Risks Relating to Sunrise Shares and Jurisdiction of Incorporation—Mr. Malone and Mr. Fries will have significant voting power with respect to corporate matters considered by Sunrise’s shareholders after the spin-off” for a more detailed description of these arrangements.

Indemnification

The directors and executive officers of Liberty Global are also entitled to indemnification with respect to actions taken by them in connection with the spin-off under the organizational documents of Liberty Global, and applicable law as well as customary indemnification agreements to which Liberty Global and these persons are parties.

Arrangements among Mr. Fries, Liberty Global and Sunrise

Mr. Fries will remain Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board and, prior to the spin-off, will become the Sunrise Chair.

Conditions to the Spin-Off

The completion of the spin-off and related transactions is subject to the satisfaction (as determined by the Liberty Board in its sole discretion) of the following conditions as set forth in the master separation agreement, including, among others:

•	approval of the final terms of the spin-off by the Liberty Board;

•	approval of the holders of the Voting Shares of the spin-off proposal and the share premium reduction proposal at the Special Meeting;

•

receipt of the A&O Shearman Tax Opinion to the effect that, subject to the qualifications and limitations set forth in such opinion, the spin-off should qualify for shareholder nonrecognition treatment under Section 355 of the Code, and related provisions, with the result that, for U.S. federal income tax purposes, no gain or loss should be recognized by, and no amount should be included in the income of, holders of Liberty Global Common Shares upon the receipt of Sunrise Shares in the spin-off;

•

the tax separation agreement, the technology master services agreement, the transitional services agreements and amendments to certain other existing services agreements between Liberty Global and Sunrise (or their respective affiliates) being in effect;

•	the effectiveness under the Securities Act of the registration statement on Form F-4 of which this prospectus forms a part;

•	the approval of the SIX for the listing of the Sunrise Class A Common Shares;

•	receipt of a ruling from the Swiss Takeover Board regarding certain aspects of Swiss takeover law related to arrangements after the spin-off;

•	the absence of any governmental order or legal restraint preventing the closing of the spin-off; and

•	receipt of any other material regulatory or contractual approvals that the Liberty Board has determined are required to be obtained.

The Liberty Board may, in its sole discretion, waive any of the conditions to the spin-off, except for conditions required to be satisfied by applicable law.

No Fractional Shares

Sunrise will not be able to issue fractional Sunrise Shares in the spin-off. As promptly as reasonably practicable following the closing of the spin-off,     , acting as agent for the holders of Liberty Global Common Shares who would otherwise have been entitled to receive fractional shares of Sunrise, will aggregate all fractional shares of Sunrise that would otherwise have been required to be delivered to such holders and cause such fractional shares to be sold on the SIX at then-prevailing prices in the manner provided in the immediately following sentence. The sale of such fractional shares by     , acting as agent for such holders,      will be executed in round lots to the extent practicable, and until the proceeds of sale or sales have been distributed to such holders, will, subject to the return to Sunrise or as otherwise instructed by Sunrise of any amounts remaining unclaimed by the converting holders six months following completion of the spin-off, hold such proceeds in trust for such holders. Each such holder will, in lieu of receiving fractional shares that such holder would otherwise have been entitled to receive, be entitled to receive from the proceeds from such sales by     , rounded to the nearest whole cent and without interest, an amount equal to such holder’s proportionate interest in the proceeds from such sales. As promptly as reasonably practicable after the determination of the amount of cash, if any, to be paid to the holders of Liberty Global Common Shares who would otherwise have been entitled to receive fractional shares of Sunrise,     will make available such amounts, without interest, to such holders.

Stock Market Listing of Sunrise Shares

Sunrise will apply to list the Sunrise Class A Common Shares on the SIX and has reserved the ticker symbol “SUNR” for the Sunrise Class A Common Shares. Trading in Sunrise Class A Common Shares is expected to begin on the SIX on the first business day following the date that Liberty Global completes the spin-off. Sunrise does not intend to apply to list the Sunrise Class A Common Shares on any U.S. stock exchange and does not intend to apply to list the Sunrise Class B Shares on any stock exchange. There can be no assurance that a viable and active trading market will develop in either of the Sunrise Class A Common Shares or the Sunrise Class B Shares.

Regulatory Requirements

Liberty Global is not aware of any material governmental approvals or actions that are necessary to effect the spin-off.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Liberty Global Common Shares

The following is a summary of the material U.S. federal income tax consequences to holders of Liberty Global Common Shares in connection with the spin-off. This summary is based on the Code, the United States Treasury regulations promulgated under the Code (the “Treasury Regulations”) and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this proxy statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Liberty Global Common Shares that are U.S. Holders and that hold their Liberty Global Common Shares as a capital asset. A “U.S. Holder” is a beneficial owner of Liberty Global Common Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) it has validly made an election to be treated as a U.S. person under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Liberty Global Common Shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, 10% or more, by voting power or value, of Liberty Global equity;

•	shareholders owning Liberty Global Common Shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the U.S.;

•	shareholders who are subject to the alternative minimum tax;

•	persons who are subject to special accounting rules under Section 451(b) of the Code;

•	persons who own Liberty Global Common Shares through partnerships or other pass-through entities; or

•	persons who hold Liberty Global Common Shares through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Liberty Global Common Shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF.

General

Completion of the spin-off is conditioned upon Liberty Global’s receipt of the A&O Shearman Tax Opinion to the effect that the spin-off should qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code. This opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the spin-off qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. shareholder as a result of the spin-off, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Liberty Global Common Shares and the Sunrise Shares held by each U.S. shareholder immediately after the spin-off will be the same as the aggregate tax basis of the Liberty

Global Common Shares held by the U.S. shareholder immediately before the spin-off, allocated between the Liberty Global Common Shares and the Sunrise Shares in proportion to their relative fair market values on the date of the spin-off (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•

the holding period of the Sunrise Shares received by each U.S. shareholder will include the holding period of their Liberty Global Common Shares, provided that such Liberty Global Common Shares are held as a capital asset on the date of the spin-off.

U.S. shareholders that have acquired different blocks of Liberty Global Common Shares at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of the Sunrise Shares distributed with respect to such blocks of Liberty Global Common Shares.

The A&O Shearman Tax Opinion will not address any U.S. state or local or foreign tax consequences of the spin-off. The opinion will assume that the spin-off will be completed according to the terms of the master separation agreement and will rely on the facts as stated in the master separation agreement, the other ancillary agreements, this proxy statement/prospectus and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Liberty Global and Sunrise. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or are violated in any material respect.

The A&O Shearman Tax Opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the spin-off could be materially less favorable. Liberty Global has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the spin-off.

If the spin-off is determined not to qualify for nonrecognition of gain or loss, the above consequences would not apply and each U.S. shareholder who receives the Sunrise Shares in the spin-off would generally be treated as receiving a distribution in an amount equal to the fair market value of the Sunrise Shares received, which would generally result in:

•	a taxable dividend to the U.S. shareholder to the extent of that U.S. shareholders pro rata share of Liberty Global’s current or accumulated earnings and profits;

•

a reduction in the U.S. shareholder’s basis (but not below zero) in Liberty Global Common Shares to the extent the amount received exceeds the shareholder’s share of Liberty Global earnings and profits; and

•

a taxable gain from the exchange of Liberty Global Common Shares to the extent the amount received exceeds the sum of the U.S. shareholders share of Liberty Global’s earnings and profits and the U.S. shareholders basis in its Liberty Global Common Shares.

Cash in Lieu of Fractional Shares

If a U.S. shareholder receives cash in lieu of a fractional share of common shares as part of the spin-off, the U.S. shareholder will be treated as though it first received a distribution of the fractional share in the spin-off and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the spin-off, the U.S. shareholder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. shareholder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. shareholder’s holding period for the Liberty Global Common Shares is more than one year on the date of the spin-off.

Payments of cash in lieu of a fractional share of the Sunrise Shares may, under certain circumstances, be subject to “backup withholding,” unless a U.S. shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. shareholder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Information Reporting

Treasury Regulations require each Liberty Global shareholder that, immediately before the spin-off, owned 5% or more (by vote or value) of the total outstanding stock of Liberty Global to attach to such shareholders’ U.S. federal income tax return for the year in which the spin-off occurs a statement setting forth certain information related to the spin-off.

Consequences to Liberty Global

The following is a summary of the material U.S. federal income tax consequences to Liberty Global in connection with the spin-off that may be relevant to holders of Liberty Global Common Shares.

As discussed above, completion of the spin-off is conditioned upon Liberty Global’s receipt the A&O Shearman Tax Opinion to the effect that the spin-off should qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code. If the spin-off qualifies for nonrecognition of gain or loss under Section 355 and related provisions of the Code, no gain or loss will be recognized by Liberty Global as a result of the spin-off. The A&O Shearman Tax Opinion is subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Liberty Global Common Shares.”

If the spin-off is determined not to qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code, then Liberty Global would recognize gain equal to the excess of the fair market value of the Sunrise Shares issued to Liberty Global’s shareholders over Liberty Global’s tax basis in the Sunrise Shares. However, any such gain recognized by Liberty Global generally should not be subject to U.S. federal income tax because Liberty Global is a foreign corporation for U.S. federal income tax purposes and generally is not a U.S. taxpayer.

Material U.S. Federal Income Tax Considerations for U.S. Holders of Sunrise Shares

Taxation of Cash Distributions on Sunrise Shares

Subject to the discussion below under “—Sunrise—Passive Foreign Investment Company Status,” the gross amount of any cash distributions by Sunrise on Sunrise Shares will be taxable to U.S. Holders as dividend income to the extent of Sunrise’s earnings and profits (as determined for U.S. federal income tax purposes) or if no such determination can be made because of a lack of information or otherwise, then entirely as dividend income. With respect to non-corporate U.S. Holders (including individuals), dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at preferential rates if (1) Sunrise Shares are readily tradable on an established securities market in the U.S. or (2) Sunrise is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for purposes of the qualified dividend rules and certain holding period requirements and other conditions are satisfied. Although the Sunrise Shares will not be listed on an established securities market in the U.S., Liberty Global expects that Sunrise will qualify for the benefits of the income tax treaty between the U.S. and Switzerland by reason of its shares being readily traded on the SIX. Accordingly, Liberty Global expect that distributions on the Sunrise Shares will be subject to U.S. federal income tax at preferential rates. U.S. Holders are urged to consult their own tax advisors regarding the availability of the preferential rate based on their particular situation. Corporate U.S. Holders generally will not be eligible for the dividends received deduction with respect to dividends received from Sunrise.

Subject to generally applicable limitations and conditions under the Code (including a minimum holding period requirement), a U.S. Holder may be entitled to a foreign tax credit in respect of any non-U.S. income taxes withheld and paid over to the applicable non-U.S. tax authorities. These generally applicable restrictions and conditions include new requirements adopted in Treasury Regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by Switzerland will satisfy these requirements. A recent notice from the IRS provides temporary relief from such Treasury Regulations by allowing taxpayers to apply a modified version of the Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the Treasury Regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the income tax treaty between the U.S. and Switzerland or (ii) consistently elects to apply the modified version of the Treasury Regulations in the manner described in the preceding sentence, Swiss income taxes withheld on a dividend distribution generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Swiss income taxes withheld on a dividend distribution is uncertain, and Liberty Global has not determined whether these requirements have been met. If the Swiss tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Swiss tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. Dividends paid on the Sunrise Shares generally will constitute foreign source income and, for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. The rules governing foreign tax credits are complex. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that the amount of any distribution exceeds Sunrise’s earnings and profits (if such earnings and profits can be determined for U.S. federal income tax purposes), the distribution will first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. Holder’s Sunrise Shares, as applicable), and thereafter will be taxed as capital gain recognized on a taxable disposition.

Dividends paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Taxation of Dispositions of Sunrise Shares

Subject to the discussion below under “—Sunrise—Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of Sunrise Shares in an amount equal to the difference between the amount realized from such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares (as determined above under “—Consequences to U.S. Holders of Liberty Global Common Shares.”) Such gain or loss generally will be capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) will be subject to U.S. federal income tax at preferential rates if the U.S. Holder has a holding period in the Sunrise Shares of greater than one year as of the date of the sale or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Sunrise Shares generally will be treated as U.S. source gain or loss.

Sunrise—Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Sunrise is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as Sunrise, will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based upon its business and operations, Sunrise does not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year in which the spin-off occurs or for foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Further, it is difficult to accurately predict future assets and income relevant to the PFIC determination. Thus, there can be no assurance that Sunrise will not be treated as a PFIC for any taxable year.

If Sunrise were to be treated as a PFIC, U.S. Holders of Sunrise Shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares and certain distributions received on such shares. In addition, dividends received with respect to Sunrise Shares would not constitute qualified dividend income eligible for preferential tax rates if Sunrise were treated as a PFIC for the taxable year of the dividend or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in the Sunrise Shares.

Information Reporting and Backup Withholding for U.S. Holders

In general, information reporting will apply to dividends in respect of Sunrise Shares and the proceeds from the sale, exchange or redemption of Sunrise Shares that are paid to holders within the U.S. (and in certain cases, outside the U.S.), unless the holder is an exempt recipient. A U.S. backup withholding tax (currently at a rate of 24%) may apply to such payments, if made by a U.S. paying agent or other U.S. intermediary, if a holder fails to provide a taxpayer identification number, or TIN, or certification of exempt status or fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their Sunrise Shares, subject to certain exceptions (including an exception for Sunrise Shares held in accounts maintained by certain financial institutions), by attaching a properly completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Sunrise Shares. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of Sunrise Shares.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF TO U.S. HOLDERS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SUNRISE SHAREHOLDER. SUNRISE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Material Swiss Tax Consequences of the Spin-Off

Consequences to Swiss Holders of Liberty Global Common Shares

The following is a summary of the material Swiss federal income tax consequences in connection with the spin-off. This is not a complete analysis of the potential tax effects of the spin-off. It also does not take into account investors’ individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular Swiss Holder (as defined below) of Liberty Global Common Shares.

A “Swiss Holder” is a beneficial owner of Liberty Global Common Shares who is (i) a Swiss tax resident individual who holds Liberty Global Common Shares as private assets; (ii) a Swiss tax resident individual or a non-Swiss tax resident individual who is subject to Swiss income tax for reasons other than residency, who holds Liberty Global Common Shares as business assets or qualifies as a professional securities dealer for Swiss tax purposes; or (iii) a legal entity tax resident in Switzerland or a non-Swiss tax resident legal entity that holds Liberty Global Common Shares as part of a Swiss permanent establishment or fixed place of business.

The following statements are based on the requirement of the continuing effectiveness and validity of the Swiss tax rulings, each to the effect that the spin-off qualifies as a tax-neutral transaction.

If the spin-off qualifies as a tax-neutral transaction, and subject to the qualifications and limitations set forth herein (including the share premium reduction described in “Special Meeting Matters” and the discussion further below in this section relating to the receipt of cash in lieu of fractional shares), for Swiss tax purposes no gain or loss should be recognized by, or be includible in the income of, a Swiss Holder as a result of the spin-off, provided that Swiss Holders who hold Liberty Global Common Shares as business assets accurately maintain the tax and book values of their Liberty Global Common Shares.

The latter means that for Swiss Holders who hold Liberty Global Common Shares as business assets, the aggregate tax basis of the Liberty Global Common Shares and the Sunrise Shares immediately after the spin-off should be the same as the aggregate tax basis of the Liberty Global Common Shares held immediately before the spin-off, allocated between the Liberty Global Common Shares and the Sunrise Shares.

If a Swiss Holder who holds Liberty Global Common Shares as business assets is classified as a “professional securities dealer” or is a legal entity and receives cash in lieu of a fractional common share, such Swiss Holder will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional share of common shares and the Swiss Holder’s tax basis in that fractional share of common shares.

If a Swiss Holder who holds Liberty Global Common Shares as private assets receives cash in lieu of a fractional share of common shares, the receipt of such cash will be tax-free to such Swiss Holder.

Liberty Global has received the Swiss tax rulings which cover the relevant Swiss tax aspects of the separation and spin-off. The Swiss tax rulings rely upon certain facts, assumptions, representations and undertakings from Liberty Global and Sunrise regarding the past and future conduct of Liberty Global and Sunrise’s businesses and other matters. If any of the facts, assumptions, representations or undertakings described therein are incorrect or incomplete or not otherwise satisfied, Liberty Global may not be able to rely upon the Swiss tax rulings. Accordingly, notwithstanding the Swiss tax rulings, no assurance can be given that the relevant Swiss tax authorities will not assert, or that a court would not sustain, a position contrary to one or more of the statements set forth above.

Certain Swiss Tax Considerations Regarding the Sunrise Shares

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Sunrise Shares based on Swiss income tax laws and regulations in force on the date of this proxy statement/prospectus. Tax consequences are subject to changes in applicable law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Sunrise Shares nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. It also does not take into account investors’ individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular holder of Sunrise Shares.

Investors are urged to consult their own tax advisors as to tax consequences of the acquisition, ownership and disposition of Sunrise Shares. Tax consequences may differ according to the provisions of different tax treaties (see below) and the investor’s particular circumstances.

Swiss Withholding Tax

Under Swiss tax law, dividends due and similar cash or in-kind distributions made by Sunrise to a shareholder of Sunrise Shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (Verrechnungssteuer) (“Swiss Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Sunrise Shares and any permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)) are not subject to Swiss Withholding Tax.

Swiss resident individuals who hold their shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland and who hold their shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Swiss Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Sunrise Shares and the procedures for claiming a refund of the Swiss Withholding Tax.

Swiss Federal Stamp Taxes

The Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of 1% on the proceeds from the issuance of the Sunrise Shares will be borne by Sunrise.

The issuance and the delivery of the Sunrise Shares is not subject to Swiss Federal Securities Transfer Stamp Tax (Umsatzabgabe). The subsequent purchase or sale of Sunrise Shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to Swiss Federal Securities Transfer Stamp Tax at a current rate of up to 0.15%, as well as the SIX turnover fee, both calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtensteinian bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions simply because they hold Sunrise Shares. The same applies for capital gains on the sale of Sunrise Shares. For Swiss Withholding Tax consequences, see above.

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Sunrise Shares as described above), which are not repayments of the nominal value of the Sunrise Shares or permissible repayment of qualifying additional paid in capital, are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Sunrise Shares to a third party will generally be a tax-free private capital gain or a non-tax-deductible capital loss, as the case may be. Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the shares held have a market value of at least CHF 1 million. Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Sunrise Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Sunrise Shares) for such taxation period. The same tax treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders holding the Sunrise Shares are not subject to cantonal and communal wealth or annual capital tax simply because they hold Sunrise Shares.

Resident Private Shareholders are required to report their Sunrise Shares as part of their private wealth and are subject to cantonal and communal wealth tax on any net taxable wealth (including Sunrise Shares). Domestic Commercial Shareholders are required to report their Sunrise Shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax. No wealth or capital tax is levied at the federal level.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded a bilateral agreement with the European Union on the international automatic exchange of information (“AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement became effective as of January 1, 2017, and applies to all 27 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other countries, such as the United Kingdom, became effective. Based on this AEOI Agreement and the bilateral AEOI agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include shares, held in, and income derived from and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents in a EU member state or a treaty state from 2017, and exchanges such information since 2018. Switzerland has signed and is expected to sign further AEOI agreements with other countries. A list of the AEOI agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. In September 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authorities request all reported information on U.S. accounts in aggregate form without a declaration of consent, as well as on non-consenting non-participating financial institutions. In October 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. As of the date of this proxy statement/prospectus, negotiations are ongoing.

Material U.K. Tax Consequences of the Spin-Off

Holders of Liberty Global Common Shares within the scope of U.K. tax are urged to consult their own tax advisors as to the U.K. tax treatment of the spin-off and the ownership of Sunrise Shares in light of their particular situation.

Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards

Stock options to purchase Liberty Global Common Shares, share appreciation rights (“SARs”) with respect to Liberty Global Common Shares, restricted share units (“RSUs”) evidencing the right to receive Liberty Global Common Shares, RSUs that vest upon the achievement of performance conditions (“PSUs”) and certain cash-denominated awards that may be settled in Liberty Global Common Shares have been granted to various directors, officers, employees and other service providers of Liberty Global and certain of its current and former subsidiaries, including service providers of Sunrise, pursuant to the various share incentive plans administered by the Liberty Board or the compensation committee thereof. Below is a description of the effect of the spin-off on these outstanding equity awards.

Treatment of Liberty Global Stock Options

As of the effective time of the spin-off, and without any action by the holder thereof, the number of Liberty Global Common Shares underlying each stock option to purchase Liberty Global Common Shares that is outstanding as of the effective time of the spin-off (an “Original Liberty Option Award”) and the per-share exercise price of each Original Liberty Option Award will be adjusted to the extent determined necessary by the Liberty Board in accordance with the terms of the applicable Liberty Global share incentive plan to retain the intrinsic value of the Original Liberty Option Award in a manner consistent with Section 409A of the Code (an “Adjusted Liberty Option Award”). All other terms of the Adjusted Liberty Option Awards (including the class of Liberty Global Common Shares subject to the Adjusted Liberty Option Award and vesting terms thereof) will, in all material respects, be the same as those of the corresponding Original Liberty Option Award.

Treatment of Liberty Global SARs

As of the effective time of the spin-off, and without any action by the holder thereof, each SAR with respect to Liberty Global Common Shares that is outstanding as of the effective time of the spin-off (an “Original Liberty SAR”) that was granted in 2024 and is held by Liberty Global service providers primarily providing services to Sunrise will be automatically cancelled and replaced with a substitute SAR in respect of Sunrise Class A Common Shares with an equivalent intrinsic value to the corresponding Original Liberty SAR, as determined by the compensation committee of the Liberty Board (the “New Sunrise SARs”). The number of Liberty Global Common Shares underlying all Original Liberty SARs (other than those being cancelled and replaced with New Sunrise SARs) and the per-share exercise price of such Original Liberty SARs will be adjusted to the extent determined necessary by the compensation committee of the Liberty Board (the “Adjusted

Liberty SARs”), in each case in accordance with the terms of the applicable Liberty Global share incentive plan to retain the intrinsic value of the Original Liberty SAR in a manner consistent with Section 409A of the Code. All other terms of the New Sunrise SARs and the Adjusted Liberty SARs (including the class of Liberty Global Common Shares, as applicable, and the vesting terms thereof) will, in all material respects, be the same as those of the corresponding Original Liberty SAR. The New Sunrise SARs will be granted under the Sunrise Transitional Share Adjustment Plan ( the “Transitional Plan”) as soon as practicable following the spin-off.

Treatment of Liberty Global RSUs

As of the effective time of the spin-off, and without any action by the holder thereof, each RSU with respect to Liberty Global Common Shares that is outstanding as of the effective time of the spin-off (an “Original Liberty RSU”) will be treated as follows: (i) all Original Liberty RSUs that were granted in 2024 and held by Liberty Global service providers primarily providing services to Sunrise will be cancelled and replaced with a substitute RSU in respect of Sunrise Class A Common Shares with an equivalent value (the “New Sunrise RSUs”); (ii) the number of Liberty Global Common Shares underlying all Original Liberty RSUs granted pursuant to the Liberty Global Shareholding Incentive Plan will be adjusted to the extent deemed necessary by the compensation committee of the Liberty Board to retain the value of the corresponding Original Liberty RSU (the “Adjusted Liberty RSUs”); and (iii) holders of all other Original Liberty RSUs will be issued RSUs in respect of Sunrise Class A Common Shares in the same ratio per RSU as Sunrise Class A Common Shares are distributed to holders of Liberty Global Class A common shares in the spin-off (the “True-Up Sunrise RSUs”), in each case, as determined by the Liberty Board or the compensation committee of the Liberty Board, as applicable, in accordance with the terms of the applicable Liberty Global share incentive plan. All other terms of the New Sunrise RSUs, Adjusted Liberty RSUs and True-Up Sunrise RSUs (including vesting terms thereof) will, in all material respects, be the same as those of the corresponding Original Liberty RSUs. The New Sunrise RSUs and True-Up Sunrise RSUs will be granted under the Transitional Plan as soon as practicable following the spin-off.

Treatment of Liberty Global PSUs

As of the effective time of the spin-off, and without any action by the holder thereof, each PSU with respect to Liberty Global Common Shares that is outstanding as of the effective time of the spin-off (an “Original Liberty PSU”) that is held by a Liberty Global service provider primarily providing services to Sunrise will automatically be cancelled and replaced with a substitute PSU in respect of Sunrise Class A Common Shares with an equivalent value, as determined by the compensation committee of the Liberty Board (the “New Sunrise PSUs”). The number of Liberty Global Common Shares underlying all other Original Liberty PSUs will be adjusted to the extent determined necessary by the compensation committee of the Liberty Board to retain the value of the corresponding Original Liberty PSU (the “Adjusted Liberty PSUs”), in each case, as determined by the compensation committee of the Liberty Board in accordance with the terms of the applicable Liberty Global share incentive plan. Performance conditions applicable to the New Sunrise PSUs and Adjusted Liberty PSUs may be adjusted by the compensation committee of the Liberty Board to the extent it determines equitable. All other terms of the New Sunrise PSUs and Adjusted Liberty PSUs (including the vesting terms thereof) will, in all material respects, be the same as those of the corresponding Original Liberty PSUs. The New Sunrise PSUs will be granted under the Transitional Plan as soon as practicable following the spin-off.

Transitional Plan

All of the New Sunrise SARs, New Sunrise RSUs, True-Up Sunrise RSUs and New Sunrise PSUs will be granted and issued pursuant to the Transitional Plan, a copy of which has been filed as an exhibit to the registration statement on Form F-4, of which this proxy statement/prospectus forms a part. The Transitional Plan will govern the terms and conditions of the foregoing Sunrise incentive awards but will not be used to make any other grants following the spin-off. Based on the number of Liberty Global equity awards outstanding as of June 30, 2024 and the closing price of the applicable class of Liberty Global Common Shares as of June 28, 2024,

True-Up Sunrise RSUs with respect to 95,785 Sunrise Class A Common Shares, Sunrise SARs with an aggregate intrinsic value of $620,351 at grant, New Sunrise RSUs with an aggregate grant value of $9,267,103 and New Sunrise PSUs with an aggregate grant value of $4,092,833, in each case, with respect to Sunrise Class A Common Shares, would be granted under the Transitional Plan if the spin-off were to occur on such date.

Summary of the Transitional Plan

The Transitional Plan will be administered by the Sunrise Board or a committee of the Sunrise Board with the full power and authority to interpret the terms and conditions of the Transitional Plan and award agreements relating to the awards that are granted under the Transitional Plan (except in specified circumstances related to Liberty Global service providers). The Sunrise Class A Common Shares issuable pursuant to awards made under the Transitional Plan will be fully paid and, to the extent permitted by the laws of Switzerland, will be made available from Sunrise Class A Common Shares acquired by or gifted to Sunrise, newly allotted and issued Sunrise Class A Common Shares or Sunrise Class A Common Shares acquired by or issued or gifted to the trustees of an employee benefit trust established in connection with the Transitional Plan. The maximum number of Sunrise Class A Common Shares with respect to which awards may be granted during the term of the Transitional Plan will not exceed the maximum number of Sunrise Class A Common Shares necessary to satisfy all Sunrise SARs, New Sunrise RSUs, True-Up Sunrise RSUs, New Sunrise PSUs upon exercise or settlement, as applicable.

Adjustments. In the event Sunrise (1) subdivides Sunrise Class A Common Shares into a greater number of shares of such class, (2) combines the outstanding shares Sunrise Class A Common Shares into a smaller number of shares of such class or (3) there is a share dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Sunrise Class A Common Shares or any other similar corporate event (including mergers or consolidations other than approved transactions (as defined in the Transitional Plan)) for which other provisions are made pursuant to the Transitional Plan, the Sunrise Board or its committee may adjust the following as they deem equitable: (a) the number and kind of Sunrise Class A Common Shares that may be awarded or otherwise made subject to awards under the Transitional Plan, (b) the number and kind of Sunrise Class A Common Shares covered by outstanding awards and the purchase or exercise price and (c) any relevant appreciation base with respect to any of the foregoing.

Stock Appreciation Rights. Sunrise SARs entitle the recipient to receive a payment in Sunrise Class A Common Shares or, if set forth in the award agreement, cash or a combination of cash and shares, equal to the excess of the fair market value (on the day the Sunrise SAR is exercised) of the Sunrise Class A Common Shares underlying the Sunrise SARs over the aggregate base price specified in the grant. Sunrise SARs may be granted to those who hold outstanding Original Liberty SARs. Sunrise SARs may be exercised by the holder after the award has vested.

Restricted Share Units. Sunrise RSUs and True-Up Sunrise RSUs are units evidencing the right to receive, in specified circumstances, one Sunrise Class A Common Share, or its cash equivalent, subject to a restriction period and forfeiture conditions. New Sunrise RSUs and True-Up Sunrise RSUs may be granted to those who hold outstanding Original Liberty RSUs. Upon the applicable vesting date and the satisfaction of any other applicable condition, each New Sunrise RSU or True-Up Sunrise RSU will vest and settle, any related retained distributions or unpaid dividend equivalents will vest, and any cash amount to be received by the holder with respect to the New Sunrise RSU or True-Up Sunrise RSU will become payable, all in accordance with the terms of the individual award agreement and the Transitional Plan.

Performance Awards. New Sunrise PSUs are RSUs contingent upon performance measures applicable to a particular period, as set forth in individual agreements, based upon certain business criteria. New Sunrise PSUs may be granted to those who hold outstanding Original Liberty PSUs.

Awards Generally. Awards granted under the Transitional Plan are generally non-transferable during the lifetime of an award holder, except as permitted by will or the laws of descent and distribution or pursuant to a legally enforceable domestic relations order. Under certain conditions, including the occurrence of certain approved transactions, a board change or a control purchase (each as defined in the Transitional Plan), Sunrise SARs will become immediately exercisable and the restrictions on New Sunrise RSUs and True-Up Sunrise RSUs will lapse, unless individual award agreements state otherwise. At the time an award is granted, the relevant award agreement will describe any vesting or early termination (or other treatment) upon a holder’s termination of employment or service of any unvested Sunrise SARs, New Sunrise RSUs, True-Up Sunrise RSUs or New Sunrise PSUs and the period during which any Sunrise SARs must be exercised.

Dividends and Dividend Equivalents. Any dividend, dividend equivalent or other distribution, whether in cash, ordinary shares or other property, made with respect to an award will be subject to the same restrictions, terms and vesting, and other conditions as are applicable to the underlying awards and will not be paid or issued until the award is fully vested an otherwise no longer subject to a risk of forfeiture.

Amendment and Termination. The Transitional Plan will become effective upon the effective time of the spin-off and immediately terminate when no awards remain outstanding under the Transitional Plan. The committee may suspend, discontinue, modify or amend the Transitional Plan at any time. However, before an amendment or modification may be made that would adversely affect a participant who has already been granted an award, the participant’s consent must be obtained, unless the change is necessary to comply with or results in the award being exempt from Section 409A of the Code.

U.S. Federal Income Tax Consequences with respect to the Transitional Plan

The following is a summary of the general rules of the U.S. federal income tax law relating to the tax treatment of Sunrise SARs, New Sunrise RSUs, True-Up Sunrise RSUs and New Sunrise PSUs that may be issued under the Transitional Plan. The discussion is general in nature and does not take into account a number of considerations that may apply based upon the circumstances of a particular holder under the Transitional Plan, including the possibility that a holder may not be subject to U.S. federal income taxation.

Sunrise SARs. Holders will not realize taxable income upon the grant of a Sunrise SAR. Upon the exercise of a Sunrise SAR, the holder will recognize ordinary income (subject to withholding, if applicable) in an amount equal to the excess of (1) the fair market value on the date of exercise of the shares received over (2) the exercise price or base price the holder paid for the shares (if any). The holder will generally have a tax basis in the shares received pursuant to the exercise of a Sunrise SAR equal to the fair market value of such shares on the date of exercise. Subject to the discussion under Certain Tax Code Limitations on Deductibility below, a corporate deduction for compensation for U.S. federal income tax purposes that corresponds as to timing and amount of compensation income recognized by the holder under the foregoing rules would be available. The disposition of shares acquired upon exercise of a Sunrise SAR will usually result in a capital gain or loss.

New Sunrise RSUs, True-Up Sunrise RSUs and New Sunrise PSUs. A holder will generally not have taxable income upon the grant of New Sunrise RSUs, True-Up Sunrise RSUs or New Sunrise PSUs but rather will generally recognize ordinary compensation income at the time the award vests in an amount equal to the fair market value of the shares received. The holder will generally have a tax basis in the shares received equal to the fair market value of such shares on the date of settlement. Subject to the discussion under Certain Tax Code Limitations on Deductibility below, a corporate deduction for compensation for U.S. federal income tax purposes that corresponds as to timing and amount of compensation income recognized by the holder under the foregoing rules would be available. The disposition of shares acquired upon settlement of a New Sunrise RSUs, True-Up Sunrise RSUs or New Sunrise PSUs will usually result in a capital gain or loss.

Certain Tax Code Limitations on Deductibility. In order to deduct the amounts described above, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. The ability to obtain a deduction for future payments under the Transitional Plan could also be limited by Section 280G of the Code, which provides that certain excess parachute payments made in connection with a change of control of an employer are not deductible. The ability to obtain a deduction for amounts paid under the Transitional Plan could also be affected by Section 162(m) of the Code, which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to certain employees to $1 million during any taxable year.

Sunrise Related Party Transactions

Other than transactions described in note 25 to the audited historical financial statements of Sunrise included as Annex F to this proxy statement/prospectus, Sunrise did not enter into any related party transactions during the three full fiscal years preceding the date of this proxy statement/prospectus. Following the spin-off, the relationship between Liberty Global and Sunrise and their respective subsidiaries will be governed by certain existing agreements and certain new agreements to be entered into in connection with the spin-off, as described below.

Relationship Between Liberty Global and Sunrise Following the Spin-Off

Following the spin-off, Liberty Global and Sunrise will be independent, publicly owned companies, and Sunrise will no longer be part of Liberty Global. However, Liberty Global and Sunrise, or their respective subsidiaries, will remain party to certain existing agreements and will enter into certain new agreements in order to govern the ongoing relationships between them after the spin-off and to provide for an orderly transition of Sunrise to independent public company status. Except as described under “—Tax Separation Agreement” below, no such agreement will require Sunrise to limit its operations to Switzerland or prohibit Sunrise from operating in any jurisdiction outside of Switzerland following the spin-off. Such agreements will include the following:

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a master separation agreement that sets forth the principal corporate transactions (including the internal restructuring) necessary to complete the spin-off, certain conditions to the spin-off and a number of other provisions governing the relationship between Liberty Global and Sunrise following the completion of the spin-off;

•

a tax separation agreement that governs the respective rights, responsibilities and obligations of Liberty Global and Sunrise with respect to taxes and tax benefits, the filing of tax returns and other tax matters;

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a technology master services agreement that governs the continued provision of various technology-related services to the Sunrise group following the spin-off, including services for maintaining, scaling and operating entertainment, connectivity and network-related platforms and products;

•

one or more transitional services agreements that govern the provision of certain services to the Sunrise group to ensure an orderly transition following the spin-off, with services to include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services; and

•	various other agreements pursuant to which subsidiaries of Liberty Global and Sunrise provide certain operational and/or advisory services to one other.

The forms of the master separation agreement, the tax separation agreement and the technology master services agreement are attached as Annexes A, B and C, respectively, to this proxy statement/prospectus, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents. In the event Liberty Global, in its sole discretion, makes any amendments or modifications to the terms of these agreements prior to the spin-off that are material, Liberty Global intends to promptly file a Form 8-K informing the market of the substance of such amendment or modification.

Master Separation Agreement

Prior to the effective time of the spin-off, Sunrise will enter into a master separation agreement with Liberty Global that sets forth the principal corporate transactions (including the internal restructuring) required to effect the spin-off, certain conditions to the spin-off and a number of other provisions governing the relationship between Liberty Global and Sunrise following the completion of the spin-off.

The master separation agreement will provide that, prior to the spin-off, (x) Liberty Global will transfer to Sunrise, or cause its other subsidiaries to transfer to Sunrise and its subsidiaries all assets that are used exclusively in, or that exclusively relate to, the Sunrise Business, certain other contracts used in, and rights relating to, the Sunrise Business and all liabilities arising out of or relating to any of such assets, contracts and rights, the Sunrise Business, including in respect of Sunrise service providers and benefits plans, or Sunrise or any of its subsidiaries (collectively, the “Sunrise Assets and Liabilities”), and (y) Sunrise will transfer to Liberty Global, or cause its subsidiaries to transfer to Liberty Global, directly or indirectly, certain specified assets, primarily networking equipment, that are not exclusively related to the Sunrise Business.

The master separation agreement will provide that Liberty Global and Sunrise will cooperate in good faith to identify and transfer the employment or service of certain service providers between Liberty Global and Sunrise and that following the spin-off, Sunrise will generally give credit to its service providers for their service to Liberty Global prior to the spin-off. Liberty Global and Sunrise will further cooperate and provide each other with access to the appropriate personnel and information to effect the division of employment and benefits-related assets and liabilities in accordance with the terms of the master separation agreement.

The master separation agreement will also contain mutual indemnification obligations, which are designed to make Sunrise financially responsible for substantially all of the liabilities that may exist relating to the Sunrise Business together with certain other specified liabilities, as well as for all liabilities incurred by Sunrise after the spin-off, and to make Liberty Global financially responsible for all potential liabilities of Sunrise which are not related to the Sunrise Business, including, for example, any liabilities arising as a result of Sunrise having been a subsidiary of Liberty Global, together with certain other specified liabilities. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, see “—Tax Separation Agreement” below.

The master separation agreement will require each of Sunrise and Liberty Global to hold in strict confidence and not to disclose, release or use any and all confidential and proprietary information of the other party without the prior written consent of the other party, subject to customary exceptions, including disclosures required by law, court order or government regulation. In addition, each of Sunrise and Liberty Global will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in certain judicial, regulatory, administrative and other proceedings and to satisfy certain audit, accounting, litigation and other similar requests.

The master separation agreement will provide that any disputes, controversies or claims that may arise between Sunrise and Liberty Global related to the master separation agreement and the other agreements entered into in connection with the spin-off that cannot be resolved by members of senior management of Sunrise and Liberty Global will be resolved by binding arbitration.

In the master separation agreement, each of Sunrise and Liberty Global will release the other and its subsidiaries, and its and their respective affiliates, directors, officers, agents and employees, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur prior to the spin-off, subject to certain exceptions set forth in the master separation agreement.

The master separation agreement may be terminated, and the spin-off and all other transactions contemplated by the master separation agreement may be amended, modified, supplemented or abandoned, at any time prior to the effective time, by and in the sole discretion of Liberty Global. In the event of a termination of the master separation agreement, Liberty Global will have no liability to any person under the master separation agreement or any obligation to effect the spin-off or any other transactions contemplated thereby.

Tax Separation Agreement

Sunrise will enter into a tax separation agreement with Liberty Global under which tax liabilities and tax benefits relating to taxable periods before and after the spin-off will be computed and apportioned between the parties, and responsibility for payment of those tax liabilities (including any taxes attributable to the spin-off) and use of those tax benefits will be allocated between Sunrise and Liberty Global. Furthermore, the tax separation agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the spin-off.

Generally, the tax separation agreement will provide that Sunrise will assume liability for, and indemnify Liberty Global against, any taxes attributable to the income, assets and operations of Sunrise allocable to any taxable period, while Liberty Global will assume liability for, and indemnify Sunrise against, any taxes attributable to the income, assets and operations of the Liberty Group. Moreover, Sunrise will assume liability for, and indemnify Liberty Global against, any taxes that are attributable to certain internal restructuring transactions undertaken in anticipation of the spin-off. The tax separation agreement will also provide that Sunrise and Liberty Global will be equally allocated any tax liabilities in the event that the spin-off is not accorded the tax treatment expected by the parties. However, in the event that the spin-off is determined to be taxable as a result of (i) certain actions taken by Liberty Global, then Liberty Global would be responsible for all taxes imposed on Sunrise or Liberty Global as a result thereof, or (ii) certain actions taken by Sunrise, then Sunrise would be responsible for all taxes imposed on it or Liberty Global as a result thereof, including taxes imposed on Liberty Global’s shareholders that Sunrise or Liberty Global bear as a result of shareholder litigation. These tax amounts could be significant.

The tax separation agreement will provide for certain covenants (such as restrictions on mergers, sales of assets, certain sales of its stock and similar transactions) that may restrict Sunrise’s ability to pursue strategic or other transactions to the extent inconsistent with the tax opinions that Sunrise is receiving and the intended tax treatment of transactions, including specific prohibitions on taking certain actions that could disqualify the tax status of the spin-off. Under the tax separation agreement, these restrictions will apply for two years following the spin-off, unless Sunrise obtains a tax opinion that such action will not result in taxes being imposed on the spin-off, or unless Sunrise and Liberty Global agree otherwise. Though valid as between the parties, the tax separation agreement will not be binding on the IRS or other tax authorities.

This summary of the tax separation agreement is qualified in its entirety by reference to the full text of the agreement, a form of which has been filed as an exhibit to the registration statement, which forms a part of this proxy statement/prospectus.

Technology Master Services Agreement

Liberty Global Technology Services B.V. (“LGTS”), a subsidiary of Liberty Global, and Sunrise are party to a services agreement, originally entered into by such parties or their affiliates in 2014 (with respect to the business of UPC at that time), pursuant to which LGTS provides to Sunrise various technology-related platforms, products and services, including entertainment platforms and support services, connectivity platforms and support services, Global Tier-1 international internet and enterprise backbone network, IP transit and peering services, information technology applications and related services, mobile virtual network operator services, business-to-business-related services, technical architecture advisory services, and security services (the “technology master services agreement”). In connection with the spin-off, Liberty Global and Sunrise have agreed that the technology master services agreement will remain in place for a period of five years from the closing of the spin-off, and Sunrise will have the option to extend the term of such agreement for one additional period of two years. Sunrise will also have the right to request migration support for each of the services provided under the technology master services agreement for an exit period of up to 24 months to wind down and/or transition away from its use of any such service at the end of the term of such service.

The technology master services agreement may be terminated (i) by either party thereto in the event of a material uncured breach by the other party that affects all or substantially all of the services provided thereunder or following the occurrence of an insolvency event involving the other party, or (ii) by LGTS in the case of persistent or material non-payment of amounts owed thereunder by Sunrise. In addition, either party to the technology master services agreement may terminate any individual service thereunder in the case of an extended force majeure event that affects such service or a material uncured breach by the other party that affects such service, and LGTS may terminate any individual service thereunder that LGTS plans to cease providing to all or a material part of the Liberty Global group receiving such service (subject to the provision to Sunrise of certain exit assistance for such service).

The aggregate liability of each party to the technology master services agreement (and their respective affiliates) (i) in relation to any service provided thereunder in any contract year is limited to the aggregate base charges paid or payable in relation to such service during the immediately preceding contract year and (ii) for all claims arising thereunder in any contract year is limited to the aggregate base charges paid or payable for all services thereunder during the immediately preceding contract year, in each case, subject to certain exceptions set forth in the technology master services agreement, including in the event of fraud or deliberate default by the other party. The aggregate base charges expected to be payable by Sunrise under the technology master services agreement are approximately CHF      million per year.

Transitional Services Agreements

Upon the closing of the spin-off, Liberty Global Europe Limited (or one or more of its affiliates) (“LGE”) and Sunrise (or one or more of its affiliates) will enter into one or more transitional services agreements pursuant to which LGE will provide Sunrise various administrative services to ensure an orderly transition following the spin-off. The services to be provided by LGE will include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services range from 12 to 60 months following the spin-off, depending on the service. The aggregate charges expected to be payable by Sunrise under the transitional services agreements will decrease during the term and are approximately CHF     million for the first year.

Other Services Agreements

Certain subsidiaries of Liberty Global and Sunrise provide services to each other under agreements entered into prior to the spin-off. In connection with the spin-off, Liberty Global and Sunrise have agreed that those service agreements will remain in place following the closing of the spin-off for periods of up to five years from the closing and, in certain cases, Sunrise will have the option to extend the term of such agreements for one additional period of two years. These services include the following:

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Structured Finance. Liberty Global Specialty Finance Limited provides to Sunrise services for the operation of Sunrise’s vendor finance programs and handset receivables securitization program and, to the extent required by Sunrise, may structure and arrange other structured finance facilities in addition to, or in replacement of, such programs.

•	Shared Services. Liberty Global Shared Services Limited provides to Sunrise accounting operations services, payment operations services and related operational management activities.

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Procurement. Liberty Global Procurement Services Limited provides to Sunrise certain procurement managed services in the form of access to global contracts, category outsourcing services and access to centers of expertise.

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Interconnect. Various subsidiaries of Liberty Global and Sunrise provide each other international voice unit interconnect and related services to permit each to use the other’s telecommunication networks for the purpose of handling transit and/or terminating telecommunication traffic from and to each other’s networks.

•	Roaming Brokering. Telenet Group Holding N.V. and Sunrise provide each other brokering services to cooperate in negotiating discounted contracts with third-party operators of roaming services.

•	Call Center Support. UPC Broadband Slovakia sro provide call center customer support services to Sunrise.

The aggregate charges expected to be payable by Sunrise under the above-mentioned services agreements are approximately CHF     million in the first year after the spin-off.

Accounting Treatment

Liberty Global will present the Sunrise Business as a discontinued operation following the effective date of the spin-off. After the spin-off, the assets and liabilities of Sunrise will be accounted for by Sunrise at the historical values carried by Liberty Global prior to the spin-off. The majority of the costs associated with the spin-off will be for Sunrise’s account, with certain expenses to be borne by Liberty Global. The expenses are expected to be approximately $    million in the aggregate.

Appraisal Rights

Appraisal rights are not available to shareholders of Liberty Global in connection with the spin-off.

Dividend Policy

Sunrise is committed to utilizing free cash flows to support attractive shareholder distributions in a disciplined manner. Sunrise aims to begin paying dividends in 2025, plans to distribute a substantial portion of its free cash flow as dividends and is targeting progressive dividend per share payments. The amount and timing of any future dividends will be determined by the Sunrise Board in its discretion, will be subject to approval of Sunrise’s shareholders and will depend on a number of factors, including Sunrise’s earnings, capital requirements, overall financial condition, applicable law and contractual restrictions.

Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake

In connection with the spin-off, Sunrise’s net debt (defined as total debt less cash and cash equivalents) is expected to be reduced by the equivalent of at least CHF 1.5 billion, representing approximately 25% of Sunrise’s net debt outstanding as of December 31, 2023. This net debt reduction may be accomplished by paying down or otherwise reducing a portion of Sunrise’s total debt, by increasing Sunrise’s cash and cash equivalents, or by a combination of the two. It is expected to be funded with an equity capital contribution from Liberty Global, the amount of which would be reduced by the portion of Sunrise’s own full-year 2024 free cash flow that is determined to be allocated towards net debt reduction. Liberty Global expects to fund its equity capital contribution from its corporate liquidity, including non-core asset disposal proceeds. In addition, depending on market conditions and other factors, Liberty Global may determine to raise up to CHF     million towards Sunrise net debt reduction by selling an equity stake in Sunrise in connection with the spin-off at a price and on such other terms and conditions as may be determined at the time. Such a sale, if it occurs, could be effected by Liberty Global shortly before the spin-off or by Sunrise shortly after the spin-off. The net proceeds raised from such an equity sale, if any, may reduce the amount that Liberty Global would contribute towards Sunrise net debt reduction from other sources or may be used to effect further net debt reduction in addition to the targeted CHF 1.5 billion.

See note 22 to the consolidated financial statements for more information about Sunrise’s indebtedness outstanding as of December 31, 2023.

THE SUNRISE BUSINESS

Overview

Sunrise is Switzerland’s leading fully-converged challenger. It is the second largest telecommunications provider in Switzerland based on revenue, delivering market-leading converged telecommunications services through next-generation networks, offering mobile, broadband, TV and fixed-line telephony services primarily under the main Sunrise brand and its flanker brands, yallo, Lebara and Swype. As of December 31, 2023, Sunrise maintains market share of 26% in mobile services, 28% in broadband, 31% in TV and 32% in fixed-line telephony services, respectively, based on number of subscribers.

Sunrise operates in three reportable segments: (i) residential customers, (ii) business customers and wholesale and (iii) infrastructure and support functions. Sunrise’s service offerings in the residential customers and business customers and wholesale segments consists of the following:

•

Residential services. Sunrise offers residential customers mobile, broadband, TV and fixed-line telephony services, which can be bundled together in various combinations for a fixed monthly fee. Sunrise also operates the MySports pay TV platform, which has exclusive rights to broadcast Swiss National League ice hockey games. In addition, Sunrise offers value-added services including DaaS and home security services, which it is in the process of scaling. Residential services accounted for 74% of Sunrise’s revenue for the year ended December 31, 2023.

•

Business customer and wholesale services. Sunrise offers its telecommunications services, primarily mobile and broadband services, as well as a range of value-added portfolio services, including cloud services, cybersecurity and automation, to Swiss businesses of all sizes. Sunrise’s wholesale operations provide MVNO services, branded reseller services, data services, roaming and voice services to other companies. Business customer and wholesale services accounted for 26% of Sunrise’s revenue for the year ended December 31, 2023.

Sunrise’s infrastructure and support functions segment comprises support units such as network, IT and operations, as well as staff functions, including finance, human resources and strategy.

Sunrise’s service offerings are tailored to meet customers’ need for seamless, reliable connectivity at home, work and on the go. Sunrise aims to consistently provide a portfolio of innovative, high-quality products and services to increase loyalty and share of wallet across its customer base.

In connection with the spin-off, Sunrise will become an independent, separate publicly-owned company, managed by a dedicated and experienced Swiss executive team.

Sunrise’s Key Strengths

Pure-play Swiss telecom company operating in an attractive market with favorable macroeconomic fundamentals and a supportive regulatory environment.

All of Sunrise’s primary operations are in Switzerland, an affluent, politically stable country with a stable currency, which is distinguished from the EU-15 countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden and the United Kingdom) average by its higher GDP per capita, lower cost of capital, lower corporate taxes and consistently lower inflation. The Swiss telecommunications market has an attractive structure with only three primary players (including Sunrise). As of December 31, 2023, Swisscom, Sunrise and Salt made up almost 100% of the mobile market, approximately 82% of the broadband market and approximately 76% of the TV market, in each case based on number of subscribers. Sunrise also benefits from a regulatory environment that imposes high entry barriers for new entrants, including through imposing requirements for minimum network coverage in spectrum allocations, provision of long-term spectrum availability to existing industry players and maintain strict regulation of radiation and on sharing sites among telecommunications service providers. See “Regulation Applicable to Sunrise’s Business—Mobile Services—Licenses to Use Radio Frequencies” and “Regulation Applicable to Sunrise’s Business—Mobile Services—Site Sharing Regulation.” However, the Swiss telecommunications industry in Switzerland is not as extensively regulated as compared to the European Union. The Swiss regulator promotes contractual network access solutions prior to regulatory intervention, including in connection with wholesale fibre access which is not subject to regulation. There is also no targeted regulation of mobile termination rates and limited roaming regulation with no retail roaming price caps.

Strong challenger with scaled positions in mobile, broadband and TV.

Sunrise is the number one challenger to incumbent Swisscom, with scaled positions in mobile, broadband and TV services and an offering that is “fully converged” as it includes both “fixed” services (broadband, TV and fixed-line telephony) and mobile services. As part of Liberty Global’s FMC strategy, the converged offering was enhanced by the Sunrise-UPC transaction in 2020, which combined Sunrise’s strength in mobile services with UPC’s fixed offering. As of December 31, 2023, Sunrise held 26% of the overall mobile services market, 28% of the broadband market and 31% of the TV market by number of subscribers, second only to Swisscom, which held 56%, 48% and 40% of the respective markets as of the same date.

Fully owned active mobile infrastructure enabling state-of-the-art 5G network.

Sunrise fully owns its active mobile infrastructure in the form of high-quality network equipment that is embedded in passive tower infrastructure owned by third parties. Sunrise has made substantial investments in the deployment of 5G active mobile infrastructure, with more than 75% of mobile infrastructure currently powered by 5G equipment, with the goal of converting all mobile network equipment to 5G in the next several years. Sunrise’s state-of-the art 5G mobile connectivity provides outdoor mobile coverage to substantially all of the Swiss population. In addition to mobile connectivity, Sunrise’s 5G infrastructure enables it to extend the geographic coverage of its broadband offering to areas which are difficult to reach with fixed infrastructure alone. As of January 2024, Sunrise’s mobile network is the only mobile network in Switzerland which has achieved the top rating of “outstanding” eight times in a row in the network performance test published by connect magazine, the most recognized network performance benchmark test in the global telecommunications industry. Based on the same 2023 test, Sunrise’s mobile network was rated as one of the top 10 tested networks with a score of 968 out of 1,000 points.

Hybrid fixed infrastructure composed of an HFC network supplemented by wholesale access to third-party networks where value-creative.

Sunrise relies on a “hybrid” fixed infrastructure strategy, exploiting its substantial HFC network where possible and otherwise relying on supplemental wholesale access to third-party networks. This hybrid strategy enables Sunrise to expand its geographic reach and service offering without the need to make substantial investments in upgrades or expansion of its own network, driving attractive infrastructure cost economics. Sunrise’s infrastructure strategy makes it the only Swiss telecommunications company capable of supporting broadband services across all available fixed infrastructure technologies (Digital Subscriber Line (“DSL”), HFC, fibre and Fixed Wireless Access (“FWA”)) to ensure that Sunrise can provide broadband services at the fastest download speed available at each geographic location.

Sunrise’s robust HFC network has approximately 60% geographic coverage in Switzerland and supports approximately 56% of Sunrise’s broadband subscribers, is the largest network offering 1 gigabit per second (“Gbps”) or higher speeds in Switzerland and is the largest HFC network in Switzerland by size. Sunrise expects to increase HFC network speeds to 2.5 Gbps in the second half of 2024, with planned investments leveraging the DOCSIS 3.1 standard throughout its network. Sunrise fully owns its HFC network other than a small portion of the network’s “backhaul” component which is leased. Sunrise supplements its HFC network through several fixed network access agreements with Swisscom and municipally-owned utility companies and, to a lesser extent, regulated access to Swisscom’s copper network, all of which enables Sunrise to expand the geographic reach of its broadband services and provide more subscribers with fibre-based broadband access delivering download speeds of up to 10 Gbps.

Sunrise retains flexibility to build out its own fixed network in the future to expand coverage of its FTTH service or offer fibre-equivalent download speeds by upgrading its owned HFC network to the DOCSIS 4.0 standard, if competitively and economically advantageous.

Strong and stable management team with substantial experience in telecommunications.

Sunrise is led by a stable management team with substantial experience in the telecommunications industry. Sunrise’s CEO, André Krause, spent over 26 years in the telecommunications industry, with over a decade spent working at Sunrise or with its affiliates. Mr. Krause oversaw Sunrise’s initial public offering in 2015 and managed Sunrise as a public company prior to the Sunrise-UPC transaction. The team has demonstrated its ability to grow Sunrise through a multi-branding strategy and brand-specific investments, converged services, distribution channel expansion and significant M&A activity, including the Sunrise-UPC transaction, while improving operational efficiency through outsourcing network operations, managing costs and optimizing customer care processes.

Sunrise’s Strategies

Return the Sunrise brand to growth by increasing customer loyalty through premium positioning and customer experience and expanding share of wallet of the existing subscriber base through converged, value-added and adjacent services.

Sunrise plans to stabilize the Sunrise brand subscriber base and increase customer loyalty following the successful resolution of integration challenges presented by the Sunrise-UPC transaction through a continued focus on premium positioning and customer experience. Premium positioning is driven by, among other things, high-profile sponsorships, including with Swiss Olympic gold medalist skier Marco Odermatt and 20-time grand slam champion and former world No.1 tennis player Roger Federer, as well as Sunrise Moments, a comprehensive customer loyalty program that gives Sunrise subscribers exclusive access to sports, concert and other event tickets.

To increase share of wallet of the existing Sunrise brand subscriber base, Sunrise plans to continue to target Sunrise customers with its converged offering. As of December 31, 2023, only approximately 60% of broadband subscribers subscribed to both fixed and mobile services under the Sunrise brand, presenting an opportunity to leverage existing relationships with fixed subscribers to drive mobile service subscriptions and vice versa. Sunrise is also expanding its portfolio of value-added and adjacent services under the Sunrise brand. For example, Sunrise recently launched a DaaS offering to provide an alternative to smartphone and tablet ownership, and it is in the process of scaling a home security product following a successful pilot program. Sunrise plans to launch further adjacent services in the future.

Continue growth of the yallo brand by driving new subscriptions.

Sunrise plans to drive a further increase in the subscriber base of its yallo brand, targeted to the smart shopper segment, with continued focus on price-competitive offerings. yallo offers a highly attractive price proposition to customers, coupled with convenient online and app-based billing and account management options. Driven by a simplified IT portfolio and digital customer service, Sunrise can offer yallo services at a lower cost compared to Sunrise services. yallo’s launch of a converged offering in 2022 provides room for continued growth and opportunity to promote customer loyalty driven by its converged offerings.

Continue compelling cash generation to drive attractive shareholder distributions.

Sunrise aims to continue compelling cash generation through a combination of revenue generation and expenditure efficiencies. Sunrise aims to achieve operating expense efficiencies through active management of the operating expenditure profile through ongoing initiatives, including a leaner organizational design, which Sunrise began implementing in 2023, various digitization and automation efforts to reduce network operation and customer service expenses, a phase-out of costs to capture synergies with UPC following the Sunrise-UPC transaction and an anticipated softening in macroeconomic headwinds, including a decline in energy costs.

In addition, Sunrise is planning to decrease property and equipment additions as a percentage of revenue due to progress towards and eventual completion of significant investments in transformational initiatives which drove property and equipment expenditures in prior years. Such initiatives include significant investment in the rollout of 5G active mobile infrastructure, upgrades of CPE following the Sunrise-UPC transaction, as well as the integration with UPC following the Sunrise-UPC transaction and the related IT transformation, which are substantially completed. In managing its property and equipment expenditures, Sunrise also plans to continue to leverage its hybrid fixed network strategy, which utilizes a mix of owned infrastructure and supplemental network access agreements to increase network coverage and enhance service offerings, thereby substantially reducing capital expenditures necessary to support growth.

Sunrise’s medium term free cash flow is also expected to be supported by an attractive debt profile. As of December 31, 2023, Sunrise’s debt was substantially fully hedged for currency and interest rate risk, had a weighted average maturity of five years and a weighted average interest rate of approximately 3% after interest rate hedges.

Sunrise is committed to utilizing free cash flows to support attractive shareholder distributions in a disciplined manner. Sunrise aims to begin paying dividends in 2025, plans to distribute a substantial portion of its free cash flow as dividends and is targeting progressive dividend per share payments. See “The Spin-Off—Dividend Policy” for more information.

Grow underpenetrated market share in business customer services and maximize network utilization through wholesale relationships

Compared to its market share in residential services, Sunrise believes that it is currently underrepresented in business customer services, where Swisscom is by far the dominant competitor. This should provide rich opportunity for further expansion of Sunrise’s business customer base. To capture this opportunity, Sunrise plans to leverage its robust service offerings enhanced by its FMC strategy enabled by the Sunrise-UPC transaction, and to provide a comprehensive solutions portfolio for digitizing enterprises. Sunrise’s evolving business service portfolio combines telecommunications services, as well as security, professional services and information and communication technology (“ICT”) consulting and engineering solutions, underpinned by an ecosystem of strategic partners, including Cisco, Microsoft, and Google, among others. Sunrise is targeting growth primarily in the medium-sized business market, driven by plans to expand its sales and strategic partner networks and increase ARPU and share of wallet, as well as digitization of its sales and other customer interactions. At the same time, Sunrise is focused on leveraging synergies with residential subscribers to acquire small business customers (10 or fewer employees), and to increase its share of wallet of existing enterprise business customers (250 employees and up).

In wholesale services, Sunrise aims to maximize utilization and, therefore, profitability of its network assets through relationships with wholesale customers, with a continued focus on maintaining and expanding the number of commercial agreements with MVNOs and reinforcing its strong fibre offering for hyperscalers and international carriers.

Service Offerings

Residential Services

Sunrise offers residential customers mobile, broadband, TV and fixed-line telephony services, which customers can bundle together in various combinations for a fixed monthly fee. As of December 31, 2023,

Sunrise’s mobile, broadband, TV and fixed-line telephony services were available in substantially all of Switzerland. As of December 31, 2023, 58% of Sunrise’s broadband subscribers had subscribed for converged service bundles which include at least one mobile and one fixed (broadband, TV or fixed-line telephony) service. Sunrise’s residential customers segment accounted for 74% of its revenue in the fiscal year ended December 31, 2023.

Mobile Services

Mobile services include pre-paid and post-paid voice, SMS and data services, as well as, among other things, international calling, roaming and mobile device insurance. Sunrise offers multi-SIM subscriptions for families or individuals with multiple mobile devices. While mobile subscribers always get access to Sunrise’s 5G network, they can select from a range of available mobile connectivity speeds at different price points.

Sunrise also sells third party mobile phones, tablets and other hardware and accessories. Customers have the option to purchase smartphones or tablets for cash or pursuant to financing plans which allow for monthly installment payments. In addition, in August 2023, Sunrise launched its DaaS offering, which allows residential customers to buy and business customers to rent their mobile devices for a monthly rental fee, upgrade their devices to a newer model at any time during the ownership or rental period, as the case may be, and insure their devices against theft and damage.

Broadband, TV, Fixed-Line Telephony and Other Services

Sunrise provides broadband, TV and fixed-line telephony services, as stand-alone services or as service packages with varying service combinations at fixed monthly fees, directly to residential customers as well as, under the UPC brand, to housing associations and other landlords who subscribe for services to be provided to the tenants of a residential complex as part of their utility bills if they so choose.

Broadband services are available at several competitive speeds, and Sunrise rents or sells internet service equipment, including modems and routers, to its customers.

As part of its TV services, Sunrise provides its subscribers with a comprehensive television content offering focused on family and general entertainment. In particular, for a fixed monthly or daily fee, Sunrise offers its TV subscribers (as well as subscribers of other TV service providers) access to MySports, which is a sports channel that has exclusive rights to Swiss National League ice hockey games, including rights to broadcast live games and highlights on TV and online, as well as rights to broadcast North American National Hockey League games. Although Sunrise may not limit access to the channel to its own subscribers following regulatory intervention, it can offer the channel to its subscribers in a unique package or on a promotional basis that is not available to subscribers of other TV services. Sunrise also has a 20% stake in a joint venture with CH Media, a Swiss media house that provides Sunrise’s TV customers oneplus, a streaming service offering a wide range of content, including Swiss originals, previews of shows on commercial TV channel 3+, as well as domestic and international feature films. Sunrise provides TV services through TV set-top boxes which it sells or rents to its customers, as well as through the Sunrise TV app for smart TVs, computers and mobile devices.

Sunrise continues to offer fixed-line telephony products that can be bundled with other services.

Sunrise plans to launch several value-added and adjacent services to support the premium positioning of the Sunrise brand and enhance share of wallet of the Sunrise brand subscriber base. Such services include a home security offering, which is being scaled up following a successful pilot program, and planned gaming, smart home and DaaS offering for gaming, TV and home appliances.

Business Customer and Wholesale Services

Sunrise’s business customers and wholesale segment, comprising telecommunications and portfolio services offered to business clients and wholesale services offered to a number of national and international ISPs, carriers, cloud providers, infrastructure providers and seven MVNOs, represented 26% of its revenues in the fiscal year ended December 31, 2023.

Business Customer Services

Sunrise offers its telecommunications services, primarily mobile and broadband services, as well as a range of value-added portfolio services, including cloud services, cybersecurity and automation, to Swiss business of all sizes. Although Sunrise makes all of its business customer services available to businesses of any size, given service pricing, businesses with fewer than 10 employees (“small businesses”) tend to purchase telecommunications service packages pre-defined by Sunrise for a fixed monthly fee (similar to residential customers). Businesses with more than 10 employees, and particularly large businesses with more than 250 employees (collectively, “enterprises”), are more likely to opt for customized service packages which include custom telecommunications and portfolio services and enhanced support services. Sunrise’s business customer services include:

•

Telecommunications Services. While small businesses tend to purchase telecommunications services that are similar to those purchased by residential customers, enterprises tend to contract with Sunrise for tailored service packages at negotiated fees, benefiting from subscription volume, usage volume and bundling discounts. Sunrise offers businesses mobile and broadband services.

In mobile, businesses may choose to take advantage of a number of subscription options, including plans for calls within the organization only, data packages shared across all employees and additional roaming options, as well as take advantage of a DaaS service for mobile devices such as smartphones, tablets and smartwatches. For business customers who experience poor mobile reception on their premises, Sunrise can develop on-premises networks to distribute mobile capacity in the building and improve connectivity.

In broadband, business customers can, among other things, choose their desired level of bandwidth, receive dedicated internet access as well as receive minimum service guarantees from Sunrise related to broadband speed and network availability and access to network redundancy options. Where economically favorable, Sunrise may from time to time invest in fibre infrastructure projects to provide fibre broadband connectivity to support higher broadband download speeds for mobile customers. Business customers may also take advantage of a wide range of standardized and fully customized options to enable them to create virtual private networks to privately and security exchange information within Switzerland and internationally.

•	Additional Portfolio Services. In addition to telecommunications services, Sunrise offers a range of portfolio services, primarily to enterprises. Such services include:

•	cloud data storage services;

•	cloud and non-cloud cybersecurity services, including enhanced, centralized firewalls, mobile device security and distributed denial of service protection; and

•	automation services, including a customizable IoT connectivity management platform and IT systems integration.

Sunrise provides customers with an integrated IT solution but sub-contracts the delivery of a number of portfolio services to its partners, such as Amazon Cloud Services in cloud storage, Accenture in cybersecurity, CISCO in networking hardware and cybersecurity, Microsoft in workplace digital solutions and cloud services and Nokia in mobile private networks (private 5G).

Wholesale Services

Sunrise provides wholesale services to several national and international ISPs, carriers, cloud providers, infrastructure providers and MVNOs. Sunrise’s wholesale services include:

•

MVNO and branded reseller services. Sunrise sells access to its mobile network on a wholesale basis to seven Swiss MVNOs and a branded reseller and supports them operationally. MVNOs rely on Sunrise’s mobile network to provide mobile services to their own subscribers, with Sunrise responsible only for network and enhanced technical support. The branded reseller markets mobile services to customers under its own brand, while all services are provided by Sunrise.

•

Data services. Sunrise offers a data services, including fibre, optical and internet services based on Sunrise’s owned and accessed networks, to national and international ISPs, carriers and cloud providers.

•

Roaming. Sunrise maintains bilateral agreements with mobile carriers in over 200 countries within more than 600 roaming partners to provide its subscribers with seamless international connectivity, as well as allow foreign carriers to service their subscribers in Switzerland.

•

Voice Services. Sunrise enters into interconnection agreements with Swiss and international telecommunication operators providing a framework for voice and roaming services among each other, to enable their respective subscribers to place calls and use data internationally and within Switzerland. The department distributes call and data volumes across Swiss and international networks to ensure service continuity and quality.

Customer Attraction and Retention

Marketing and Branding

Sunrise employs a multi-brand strategy to address the specific needs of the premium segment with the Sunrise brand, the smart shopper segment with the yallo and Swype brands and the budget segment with its licensed Lebara brand, which offers mobile services to price-conscious customers with a focus on international calling. Sunrise also targets younger customers (up to age 27) with the Sunrise Young portfolio, offering reduced rates and other benefits to these customers.

Sponsorships and endorsements are a significant part of Sunrise’s strategy to promote recognition and premium positioning of the Sunrise brand. In 2022, Sunrise became the main partner of Swiss Ski and signed the Swiss World Cup alpine ski racer and Olympic gold medalist Marco Odermatt as a partner in 2023. 20-time grand slam champion and former world No.1 Swiss tennis player Roger Federer is also a long-time Sunrise partner. Odermatt and Federer are important features of Sunrise’s marketing campaigns. Finally, Sunrise supplements its national sponsorship campaigns with local and community events.

The premium positioning of the Sunrise brand is also supported by Sunrise Moments, a comprehensive customer loyalty program that gives Sunrise subscribers exclusive access to pre-sales of sports, concert and other event tickets, as well as fast lane event access and discounted event tickets, among other benefits.

Sunrise markets yallo services digitally, primarily through online advertising (including social media advertising), in order to drive traffic to the yallo website through which customers can purchase services.

Sunrise uses a variety of advertising channels, undertaking nationwide marketing campaigns with a strong focus on outdoor advertising in Switzerland’s largest cities, as well as regional marketing activities and campaigns. Marketing campaigns frequently feature mobile devices and other hardware, in which case they are co-financed by Sunrise’s vendors. Marketing to existing customers is designed to increase customer satisfaction and loyalty and leverage up-selling and cross-selling potential. Digital marketing campaigns are supported by analytics tools to enhance the marketing experience and allow for micro-segmentation and targeted campaigns.

Sunrise has been consistently improving its brand perception metrics for both the main Sunrise brand in the past two years, including in unaided awareness, consideration and preference.

Customer Service and Support

Residential Customers

Sunrise’s dedicated customer service group manages its customer life cycle, including sales, retention, billing inquiries and technical support. In the residential customers segment, Sunrise provides sales, administration and dealer support for all of its services through dedicated call centers in nine countries, which support German, French, Italian and English service and are powered by an integrated system providing knowledge management and process guidance to customer service representatives. Approximately 85% of customer service activities are outsourced to third-party providers, whose call centers are located in various countries in Europe and North Africa. All Sunrise customer service representatives receive training in Sunrise’s processes and standards and have access to periodic coaching and cross-product training.

Business and Wholesale Customers

All business customers can take advantage of a dedicated 24/7 business customer support call center, as well as a digital portal which allows them to self-manage their accounts and subscriptions. Business customers can also sign up for enhanced, tailored support services, including a dedicated service manager working on the customer’s premises. Enterprise relationships are managed by account consultants who support business customers, and, for particularly large clients, account managers dedicated to the particular client relationship.

Sunrise also maintains a team dedicated exclusively to wholesale services whose duties relate to sales and pre- and post-sales activities, as well as other tasks such as technical issues, troubleshooting and fraud-prevention.

Customer Experience and Retention

Sunrise relies on surveys to gather feedback on each interaction a customer has with Sunrise. Customer service is measured by Net Promoter Score (“NPS”), which is calculated by a third party based on customer survey data provided by Sunrise. NPS data is used to monitor overall customer satisfaction by quantifying the likelihood of the customer recommending Sunrise to others, as well as to identify specific customer pain points and barriers, which are regularly discussed with management to identify service improvement opportunities. NPS data is also used to improve customer service representatives’ skills based on customer feedback, through coaching, customer callbacks and periodic experience sharing among customer service representatives.

To further enhance customer experience, Sunrise invests in enhancing its digital service capabilities, such as customer service over chat, automated chat service, and interactive voice responses. Sunrise is in the process of migrating its existing voice and chatbot customer service solutions to Sprinklr, an artificial intelligence tool that unifies teams, tools and touchpoints across all customer channels, in four languages, with the goal of completing the transition by November 2024.

Sales and Distribution

In the residential customers segment, Sunrise relies on Sunrise-branded retail locations, mobile centers, direct mail, inbound and outbound telephone sales via its call centers, as well as its website, web chat and mobile app. In addition, Sunrise has partnerships with several nationwide retail chains, including Mobilezone (the largest independent telecommunications retailer in Switzerland), as well as with regional partners and dealers, who sell Sunrise products and services. For the yallo brand, digital sales channels are responsible for a majority of its sales volume.

In business customer services, small businesses purchase Sunrise services through Sunrise retail locations, website or call centers, similar to residential customers. Sunrise additionally targets enterprises with a dedicated business salesforce, including salespersons with expertise in specialized IT and cybersecurity solutions. Sunrise also partners with regional and specialized third party IT and cybersecurity service providers who promote Sunrise services to their business clients in exchange for a performance fee.

In wholesale services, sales are driven by inbound requests from other telecommunication service providers as well as by cultivating customer relationships, including through engagement at industry events.

Across all segments, Sunrise emphasizes up-selling and cross-selling opportunities to generate sales. Sunrise uses an online tool to analyze customer data to identify candidates suitable for targeted, cross-selling promotions and provides Sunrise’s telephone customer service representatives and retail location employees targeted, personalized sales advice. Using statistical models and NPS alerts, Sunrise also identifies customers who are at risk of disconnecting their services and targets them with special offers and promotions that are not generally available to promote retention.

Network and Infrastructure

Mobile Network and Infrastructure

Connectivity

Sunrise’s mobile network operates with 3G, 4G and 5G connectivity. It is used to provide Sunrise’s mobile services as well as broadband services in a small number of geographical areas in Switzerland which are hard to reach with fixed infrastructure alone.

As of December 31, 2023, Sunrise’s outdoor 4G and 5G connectivity covered substantially all of Switzerland (geographically and by population). Sunrise plans to migrate all voice traffic from 3G to 4G and switch off 3G connectivity by 2025 to make the spectrum currently used by 3G available to support improved indoor 4G and 5G coverage. As of December 31, 2023, more than 80% of mobile voice traffic was already carried over 4G. Sunrise also aims to eventually migrate all 4G data traffic to 5G to enable higher data speeds, lower latency and new use cases for mobile connectivity. As of December 31, 2023, more than 30% of data traffic was already carried over 5G.

Network Infrastructure

Sunrise’s mobile network is operated using 4,570 antennas sites, which are connected to Sunrise’s infrastructure that is further described below under “—Fixed Network and Infrastructure.” Sunrise currently relies on both 4G and 5G mobile equipment to support its 5G connectivity. More than 75% of Sunrise’s outdoor antenna sites currently include 5G equipment, with a plan to add 5G equipment to all outdoor antenna sites by the end of 2026. Sunrise is also in the process of rolling out 5G SA infrastructure, which will implement end-to-end 5G equipment without reliance on 4G infrastructure. 5G SA is the next step in the evolution of mobile networking, enabling faster download speeds, supporting ultra-high concentrations of internet-connected devices in a single location and improved functionality for enterprises (such as the deployment or virtual private cellular networks) and potentially offering a reliable and flexible alternative to broadband-based Wi-Fi connectivity.

Sunrise owns the active infrastructure of its mobile network, which consists of equipment required to enable connectivity. The passive infrastructure, consisting of structures on which active infrastructure is mounted, is owned by third parties, with approximately 56% of all antenna sites accessed by Sunrise pursuant to a long-term master services agreement with Swiss Towers, which is controlled by Cellnex Switzerland AG (“Cellnex”). See “—Properties—Swiss Towers Master Services Agreement.” Sunrise also has a long-term supplier partnership with Huawei Switzerland for the deployment, operations and maintenance of its mobile network.

In addition to its leased portfolio of 4,570 antennas sites, in order to further extend its mobile coverage and service quality, Sunrise entered into a network sharing agreement with Salt for certain additional antenna sites pursuant to which Sunrise receives access to certain of Salt’s antennas in exchange for providing Salt with access to the same number of Sunrise antennas.

Network Reliability and Maintenance

Sunrise has outsourced the operations and maintenance of its mobile network to Huawei pursuant to a long-term agreement. Huawei monitors the network for outages and responds to network incidents. In 2023, Sunrise’s mobile network remained available for 99.9% of the time.

Fixed Network and Infrastructure

Overview

Sunrise’s fixed network is used to deliver broadband, TV and fixed-line telephony services and consists of fibre, HFC or copper infrastructure which connects (i) central connection points to the global internet infrastructure (referred to as the “backhaul” connection), (ii) street-level connection points to central connection points (referred to as the “access” connection), and (iii) buildings to street-level connection points (referred to as a “last mile” connection). Almost all fixed network infrastructure in Switzerland is underground.

Sunrise relies on a “hybrid” network infrastructure strategy, leveraging its fully-owned access and last mile HFC network capabilities whenever possible and relying on supplemental network access where necessary, enabling it to provide broadband services to over 95% of Swiss households. Sunrise is the only Swiss telecommunications company capable of supporting broadband services across all available fixed infrastructure technologies (DSL, HFC, fibre and FWA) to ensure that Sunrise can provide broadband services at the fastest download speed available at each geographic location. As of December 31, 2023, 56% of Sunrise’s broadband residential subscribers (across both Sunrise and yallo) are connected through HFC technology, which offers a maximum download speed of 1 Gbps (expected to be increased to 2.5 Gbps on Sunrise’s network in the second half of 2024), 19% through fibre, which offers a maximum download speed of 10 Gbps, 24% through DSL technology, which offers a maximum download speed of 300 megabits per second (“Mbps”), and 1% through FWA technology, which offers a maximum download speed of 1 Gbps.

HFC technology remains the dominant technology through which Sunrise’s subscribers access the internet. In 2023, 50% of Sunrise’s new broadband subscribers (across both Sunrise and yallo) signed up for broadband services through HFC technology, 20% through DSL, 27% through fibre and 3% through FWA. HFC-based internet access on Sunrise’s network is available to 2.7 million Swiss households.

Fully-Owned and Supplementally Accessed Network

Sunrise operates an HFC network comprising more than 25,000 km of fibre optic and approximately 40,000 km of coaxial cable in the aggregate over the above-described three connection types. Sunrise’s HFC network is capable of download speeds of up to 1 Gbps, which it expects to increase to 2.5 Gbps in the second half of 2024 through planned investments leveraging the DOCSIS 3.1 standard throughout the network. This network has approximately 60% geographic coverage in Switzerland and supports approximately 55% of Sunrise’s broadband subscribers. It is the largest network offering 1 Gbps or higher speeds in Switzerland and is the largest HFC network in Switzerland by size. Sunrise fully owns the access and last mile components of the HFC network and substantially all of the backhaul component, relying on long-term leases for the remainder. Sunrise owns almost all ducts housing coaxial cable and relies on a mix of owned, co-owned and leased ducts to house fibre cables.

Although Sunrise does not currently plan to upgrade its HFC network to the DOCSIS 4.0 standard, should it become competitively and economically advantageous, Sunrise could do so and enable download speeds of up to 10 Gbps for HFC connectivity, which is comparable to current download speeds enabled by FTTH technology.

Sunrise supplements its owned HFC network with:

•

access agreements with Swisscom, including the Broadband Connectivity Service agreement, allowing Sunrise to access all of Swisscom’s “last mile” networks, regardless of technology on which they are based;

•	“last mile” network access agreements for access to FTTH networks owned by Swisscom as well as by municipally owned utility companies; and

•

to a lesser extent, regulated access to Swisscom’s copper network to support broadband services delivered through DSL technology, which is powered by copper infrastructure and offers up to 300 Mbps download speeds.

Network Reliability and Maintenance

Sunrise has internal field technicians and outsourced partners for maintenance and repairs of its HFC network. Sunrise’s network access counterparties, Swisscom and various municipal utilities, are responsible for the maintenance and repair of networks to which Sunrise has access.

In 2023, Sunrise’s fixed network services remained available for 99.9% of the time.

Spectrum Holding

Sunrise’s mobile services are enabled by a substantial spectrum holding of 295 MHz in aggregate, composed of 40 MHz held in the low band (700 – 900 MHz frequency), 70 MHz in the mid-band (1400 to 2600 MHz frequency), and 100 MHz in the high band (3,500 MHz frequency). Approximately 57% of this spectrum holding runs until 2034, while the remainder expires in 2028. Sunrise utilizes its spectrum to support 3G, 4G an 5G connectivity, as further detailed in the table below.

Sunrise Spectrum Holding, by Technology

Technology	Frequency (MHz)	Spectrum (MHz)(1)	Expires in 2028	Expires in 2034
3G/5G	900 FDD (“Frequency Division Duplex”)	2x15	●
4G	700 FDD	2x5		●
	700 SDL (“Supplementary Downlink”)	10		●
	800 FDD	2x10	●
	1400 SDL	15		●
	1800 FDD	2x20	●
	2100 FDD	2x10	●
	2600 FDD	2x25	●
5G	3500 TDD (“Time Division Duplex”)	100		●

(1)	Includes uplink spectrum (for data transmitted from mobile devices to the network) and downlink spectrum (for data transmitted from the network to mobile devices).

The spectrum allocation process with respect to spectrum holdings expiring in 2028 is expected to commence in 2027. The allocation method is under review by the ComCom and may be run as a renewal, an auction or a criteria-based allocation. See “Regulation Applicable to Sunrise’s Business—Mobile Services—Licenses to Use Radio Frequencies” and “Risk Factors—Risks Relating to Sunrise’s Financial Position—The expenditures required to renew the portion of Sunrise’s spectrum expiring in 2028 are uncertain but may be significant.”

In addition to spectrum holdings, Sunrise holds other licenses that are required to operate its business, including microwave licenses, network licenses, building permits and a broadcasting license.

Competition

Generally

Over the last decade, the Swiss telecommunications market has been served by three primary players. Swisscom is the Swiss telecommunications incumbent, holding the largest market share by subscriber in all services (mobile, broadband, TV and fixed-line telephony) as of December 31, 2023. Sunrise is the number one challenger to Swisscom across all services, and Salt is the third player offering all services.

In addition to these three primary players, MVNOs and branded resellers hold less than 1% of the mobile market share. MVNOs do not have their own mobile network infrastructure but have agreements with mobile network operators (Swisscom, Sunrise and Salt, collectively, the “MNOs”) to access the MNOs’ mobile networks at wholesale rates. Branded resellers, such as Aldi Suisse, a Swiss grocery retailer that has entered into a branded reseller agreement with Sunrise, offer MNO products under their own brand, but MNOs enter into service contracts directly with customers, paying the branded reseller a revenue share.

In the broadband, TV and fixed-line telephony markets, a portion of the market share is held by municipally-owned utilities, some of which have built their own fixed networks offering such services, as well as small regional operators.

In the last three years, Sunrise grew its market share relative to Swisscom, even as the subscriber base increased. Between 2020 and 2023, Sunrise’s market share in mobile services and TV services increased by 2 percentage points and 1 percentage point, respectively, while broadband services and fixed-line telephony services remained relatively flat. Over the same period, Swisscom lost market share in mobile services and broadband services, which decreased by 3 percentage points each, as well as in fixed-line telephone services which decreased by 6 percentage points but gained 1 percentage point market share in TV services.

The table below presents market share in Switzerland across residential services and business services by number of subscribers as of December 31, 2023.

Swiss Market Share by Service on a Subscriber Basis, as of December 31, 2023(1)

	Mobile	Broadband	TV	Fixed-Line Telephony
Swisscom	56%	48%	40%	42%
Sunrise	26%	28%	31%	32%
Salt	18%	5%	5%	7%
Other	<1%	18%	24%	18%

(1)	Source: Ampere Analysis. Swiss market share by service is based on RGUs. Mobile market share includes pre-paid and post-paid RGUs.

Competition and Growth Drivers

Convergence

For convenience and pricing reasons, consumers are increasingly looking to receive mobile and fixed telecommunication services from the same provider, which has driven rapid growth in converged services. Network operators increasingly offer converged product bundles at a lower price in order to maintain competitive pricing and reduce churn rates.

Operating both fixed and mobile networks to provide converged services also allows telecommunications service providers to optimize their cost profiles, saving on costs associated with off-loading mobile traffic to the fixed network, freeing up mobile network capacity and reducing its maintenance costs.

Convergence is increasing the importance of all competitive drivers across both fixed and mobile services. Since consumers are increasingly likely to subscribe for mobile and fixed services from one provider, a highly competitive mobile offering can drive fixed service subscriptions and vice versa.

Pricing

Swiss telecommunications providers have experienced pricing pressure in recent years. To remain competitive, each of Swisscom, Sunrise and Salt now operate lower-cost “flanker” brands offering full or mobile-only services targeting the smart shopper or budget segments. Sunrise believes that while its main Sunrise brand and Swisscom’s Swisscom brand are perceived as premium brands, Sunrise’s yallo and Swype brands, Swisscom’s Wingo brand and the Salt brand are perceived as smart shopper brands, and Sunrise’s licensed Lebara brand and Salt’s Das Abo and GoMo brands are perceived as budget brands. From time to time, each of the three major players also runs limited-time price promotions to entice customers away from other service providers or offers price-matching on competitors’ services. Sunrise estimates that 55-65% of Swiss telecommunications service subscribers purchase from premium brands and 30-40% from smart shopper brands, with less than 5% purchasing telecommunications services from budget providers.

To mitigate the effect of price competition, companies may seek to enhance customer loyalty through value-added content and services and brand positioning – a strategy which Sunrise employs for its main Sunrise brand. See “—Sunrise’s Strategies—Return the Sunrise brand to growth by increasing customer loyalty through premium positioning and customer experience and expanding share of wallet of the existing subscriber base through converged, value-added and adjacent services.”

Customer Service

Each of Swisscom, Sunrise and Salt offer similarly high levels of customer service. Accordingly, customer service generally does not serve as a basis for competitive differentiation. Rather, high quality customer service is a baseline requirement to remain competitive.

Media Content

Sunrise’s MySports pay TV platform has exclusive rights to broadcast Swiss National League ice hockey games, as well as rights to broadcast other European and National Hockey League games, while Swisscom’s blue TV has exclusive rights to broadcast Swiss Super League and other football (soccer) games. However, by law, each of Sunrise and Swisscom must offer its subscribers access to the other’s channel, although the channel owner may generally offer the channel to its own subscribers in a unique package or on a promotional basis.

OTT Services

OTT services are services delivered over the internet which compete with services independently offered by telecommunications companies. OTT services include (i) video streaming services such as Zattoo in Switzerland and global providers like Netflix, Disney+ and Amazon Prime, which provide consumers with alternatives to traditional TV services; (ii) text and voice communications services such as WhatsApp and iMessage, which significantly decrease use of SMS messaging; and (iii) video conferencing services such as Microsoft Teams and Zoom, which significantly decrease use of mobile voice and fixed-line telephony services. Industry players primarily compete on their ability to integrate OTT services into their offering. This is most prominent in the market for TV services, with Swisscom and Sunrise in particular each aiming to provide the most user-friendly interfaces for video streaming content discovery and management mechanisms and integration of video streaming platforms into set-top box devices. In addition, although all three MNOs offer access to the most popular OTT services, there is some room for differentiation through offering additional OTT content, such as Sunrise’s oneplus offering enabled by its partnership with CH Media. See “—Service Offerings—Residential Services—Broadband, TV, Fixed-Line Telephony and Other Services.”

Network Quality

Mobile network performance (availability, reliability, coverage, speeds, latency) is a key differentiator in mobile services and each MNO aims to continuously improve its performance. As of January 2024, Sunrise’s mobile network is the only Swiss mobile network that has achieved the rating of “outstanding” eight times in a row in the network performance test published by connect magazine, the most recognized network performance benchmark test in the telecommunications industry. In 2023, both Swisscom and Salt have also been recognized as “outstanding” by connect magazine. Based on the same 2023 test, Sunrise’s mobile network was rated as one of the top 10 tested networks with a score of 968 out of 1,000 points.

In fixed services, all telecommunications players are able to offer a similar range of download speeds, though service providers with HFC network access, such as Sunrise, have a limited speed-based competitive advantage in certain regions.

Environmental Matters

Sunrise’s environmental priorities are (i) energy efficiency and climate protection and (ii) sustainable products and circular economy. Sunrise implemented its environmental management system in 2023 and successfully certified its compliance with ISO 14001, an international standard on environment systems, in 2024.

Energy use and climate protection

Sunrise aims to reduce direct and indirect greenhouse gas (“GHG”) emissions along its entire value chain and to mitigate risks and negative impacts to the environment and affected stakeholders. Sunrise’s approach to achieving this goal includes:

•

Avoiding unnecessary energy use and pursuing GHG emissions reduction. Sunrise’s headquarters building, the Ambassador House, is designed to be environmentally friendly, efficient and sustainable and achieved the highest possible LEED (Leadership in Energy and Environmental Design) Platinum certification level. Sunrise has also implemented various energy conservation measures in its other office, retail and network locations, as well as technical sites for the preparation, transport and storage of data. Sunrise is also engaged with its vendors to collect data regarding the environmental impact of its supply chain and is committed to involving suppliers to jointly reduce GHG emissions.

•

Increasing energy efficiency. Energy efficiency is an important criterion applied to the selection of new network equipment to replace dated technologies. Further measures include, for example, the use of AI technology to increase energy efficiency in Sunrise’s mobile network.

•	Fleet transformation. Sunrise aims to operate a fully electric passenger car fleet by the end of 2024 and to convert its van fleet to electric vehicles by 2028.

•	Purchasing electricity from renewable sources. In 2023, Sunrise purchased 100% of the electricity it used from renewable sources.

Sustainable products and circular economy

Sunrise designs its products to be as sustainable as possible to mitigate the environmental impact of their manufacturing, transportation and use. Sunrise aims to minimize the amount of material and single-use plastics used in manufacturing, and to promote energy efficiency and circularity of Sunrise and third-party products in product cycles. Sunrise’s product initiatives include a focus on durability, repairability and low power consumption of Sunrise devices such as modems and set-tops boxes, minimizing packaging and using environmentally friendly packaging materials, where packaging is necessary. Sunrise’s circularity initiatives include a mobile handset buyback program that allows customers to easily return used mobile devices, which Sunrise then refurbishes and resells or recycles.

Employees

Overview

As of December 31, 2023, Sunrise had 2,800 employees by headcount or 2,702 full-time equivalents “FTEs,” as compared to 2,886 employees by headcount and 2,786 FTEs as of December 31, 2022, representing a decrease of approximately 3% in the employee population. Employees are located at Sunrise’s headquarters in Zurich as well as at additional office and retail locations across Switzerland. As of December 31, 2023, 268 employees were located in a Sunrise-owned call center in Portugal. As of the same date, 27% of Sunrise’s employees were part of the sales function, 20% worked in IT, 17% were in management and administration, 13% in marketing, TV and product development, 13% in customer service and 10% in other functions.

As of December 31, 2023, 65% of the Sunrise workforce based in Switzerland was covered by a collective employment contract with Syndicom, the Swiss trade union, which came into force on January 1, 2022 and expires on December 31, 2024. The collective employment contract will be extended automatically to December 31, 2025. As of the same date, 35% of the most senior employees, including the members of Executive Committee, were employed pursuant to Terms and Conditions of Employment (the “TCE”), which sets out, among other things, termination, holiday and leave, remote work, flexible time, training, insurance and other employee rights and obligations. The TCE is supplemented by individual employment agreements which set out the particulars of each individual’s employment, including compensation matters. Sunrise has never experienced employment-related work stoppages and considers its employee relations to be good.

Talent attraction, development and retention

Sunrise supports its recruitment process through:

•	Employer branding: By showcasing its unique culture, values and opportunities, Sunrise is dedicated to creating and transmitting a strong, authentic and inspiring employer brand.

•	Talent sourcing: Sunrise aims to build a pipeline and talent network of qualified candidates.

•	Talent acquisition: Sunrise identifies, evaluates and selects the best-fit candidates in order to support continuity of its human resources.

•	Contingent workforce: Sunrise works with relevant organizational stakeholders and external suppliers to supplement its human resources on a short-term basis as needed.

Sunrise invests in internally developing employees of all levels to help ensure inclusive, equitable and high-quality education and lifelong learning opportunities for all. Sunrise also offers a competitive job and reward framework and a wide range of benefits, including above-market pension plans. Sunrise provides retirement benefits to its employees in accordance with Swiss law by means of a pension plan operated by a pension fund that is a separate legal entity. Such pension plan is deemed to be a defined benefit plan under IFRS. As of December 31, 2023, Sunrise’s pension fund was overfunded and covered 112.25% of Sunrise’s pension obligations under the pension plan, as determined under Swiss accounting and actuarial rules applicable to the pension fund entity. Sunrise also provides a supplemental defined contribution plan for employees having an annual gross salary greater than CHF 132,300.

Health, Safety and Well-being

The physical and mental well-being of employees is a high priority at Sunrise. The company aims to ensure that its employees feel good, are fit and motivated and can carry out their work safely.

Sunrise aims to promote the health and well-being of its employees and to boost their motivation through competitive health and well-being benefits, including mental health supports. Sunrise offers time and location flexible working arrangements to its corporate employees, allowing them to choose working models that work best for them and their teams. Sunrise also offers various benefits and incentives to its employees, including the opportunity to purchase additional vacation days, apply for unpaid leave, participate in company-sponsored fitness programs and obtain a free gym membership.

Sunrise is a member of SWICO, an organization, which, among other things, promotes a health and safety framework in the information and communications technology industry. Sunrise’s safety measures are consistent with the SWICO framework, and Sunrise annually evaluates and reports workplace safety incidents and mitigation measures consistent with SWICO recommendations via the SWICO platform. Sunrise regularly reviews its workplace safety measures and conducts safety training.

Diversity, Equity and Inclusion

Sunrise aims to build a foundation for fostering a diverse and inclusive culture through its diversity, equity and inclusion (“DE&I”) strategy and the YouBelong! Strategy Framework, which focuses on measurable impact in two core areas: (1) providing equal opportunities to advance and thrive within Sunrise, and (2) promoting a culture of mutual respect, appreciation and openness to different backgrounds and perspectives. The core human resources processes and platforms, such as recruitment, training and leadership development, are designed in keeping with this strategy framework, and there is also a focus on creating accountability and backing for DE&I, not just in the human resources functions, but in the entire organization. Sunrise supports four employee resource groups to strengthen gender, ability and neurodiversity, race and ethnic diversity, as well as LGBTQIA+ representation, providing targeted funding to support these networks in creating a bottom-up, inclusive and open corporate culture.

Sunrise is a member of Advance, Switzerland’s leading business association for gender equality, and is part of Ringier’s EqualVoice initiative, which promotes equal representation of all genders in the media and the public. Sunrise has been committed to equal pay for many years and in 2023 this was recognised when Sunrise was awarded the Advanced certificate from Fair-ON-Pay. Sunrise was also awarded the Swiss LGBTI Label. This quality label, which is awarded by an independent non-governmental organization of the same name, is in recognition of Sunrise’s efforts to promote diversity, equality and inclusion.

Properties

Office, Retail and Data Site Locations

Sunrise leases substantially all of its office space and retail locations, as well as its data and antenna sites. The other leased properties are technical locations, parking lots, shops, storage units and/or mixed used sites. All of Sunrise’s leased properties are located in Switzerland, with the exception of a call center office space in Lisbon rented by Sunrise’s wholly owned subsidiary Sunrise Portugal S.A. As of December 31, 2023, Sunrise leased the following properties in Switzerland:

•

19 offices, including its headquarters at Opfikon, Zurich, Switzerland, Sunrise’s largest property (approximately 21,590 square meters). The lease on Sunrise’s headquarters expires on December 31, 2033, with the option to extend to until December 31, 2043;

•	two TV production studios for the MySports pay TV platform;

•	1,146 data sites (technical sites for the preparation, transport and storage of data); and

•	105 Sunrise and 15 yallo retail locations.

Sunrise owns 13 immaterial properties in Switzerland, the majority of which are small land parcels which were previously necessary for distribution of radio and television signals.

Sunrise believes that its facilities meet its present needs and that they are generally well maintained and suitable for their intended use. Sunrise believes that it generally has sufficient space to satisfy the demand for its services in the foreseeable future but maintains flexibility to move certain operations to alternative premises.

Antenna Sites

As of December 31, 2023, Sunrise operated 4,570 antenna sites to support its mobile network, of which approximately 56% were accessed pursuant to a long-term master services agreement with Swiss Towers, which is controlled by Cellnex, which is further described below under “—Swiss Towers Master Services Agreement.” The remaining antenna sites that are not covered by the master services agreement with Swiss Towers are leased pursuant to separate operating lease agreements with other third parties. Sunrise accesses certain additional antenna sites pursuant to an antenna sharing agreement with Salt, pursuant to which Sunrise receives access to certain of Salt’s antennas in exchange for providing Salt with access to the same number of Sunrise antennas.

Swiss Towers Master Services Agreement

Swiss Towers owns and leases certain mobile antenna sites (the “Sites”) as well as owns passive tower infrastructure at the Sites (“Tower Infrastructure”) and provides Sunrise with access to the same pursuant to a master services agreement, dated July 19, 2017 (as amended to date pursuant to amendments thereto and a settlement agreement among the parties, the “Master Services Agreement”). Swiss Towers also provides operations, maintenance and configuration services with respect to the Tower Infrastructure to Sunrise. Sunrise pays Swiss Towers an annual fee for its services, which is adjusted annually to reflect changes in the Swiss National Consumer Price Index. Swiss Towers is free to provide other mobile network operators access to the Sites and the Tower Infrastructure and related services, provided that, if such services affect certain aspects of services provided to Sunrise, Sunrise’s prior written consent is required. Sunrise and Swiss Towers have established a steering committee with decision-making power with regard to any matters referred to it by either party in relation to the agreement.

The Master Services Agreement has an initial term of 20 years which may be extended for up to two additional terms of 10 years each, at Sunrise’s option. However, even if Sunrise does not exercise the first or both of its extension options, the Master Services Agreement will continue in force on the latest agreed terms and conditions after the end of the applicable term, unless Sunrise or Swiss Towers terminates the Master Services Agreement as of the end of the applicable term, subject to a notice period of 24 months prior to the end of the applicable term in the case of Sunrise and five years prior to the end of the applicable term in the case of Swiss Towers. The delivery of a termination notice by Swiss Towers will trigger a good faith renegotiation of the Master Services Agreement. Either party may withdraw from negotiations of such an extension at any time in its discretion.

During the initial and additional terms, the Master Services Agreement can only be terminated (i) in full by either party for good cause with immediate effect; (ii) by Sunrise with respect to individual Sites in its discretion, subject to a six-month notice period; (iii) in full or in part if Sunrise no longer has rights to use radio frequencies and ceases to provide mobile network services in Switzerland, subject to a three-month notice period; or (iv) by Swiss Towers with respect to individual Sites, with Sunrise’s written consent or upon substitution of one Site for another. If the Master Services Agreement is extended beyond the initial, first or second term, it may be terminated by either party subject to a five-year notice period as of the end of a calendar year, subject to certain rights of Sunrise available on termination.

If Swiss Towers terminates the Master Services Agreement in full in accordance with its terms or if Sunrise terminates the Master Services Agreement for good cause, Swiss Towers must offer Sunrise the right, exercisable within three months of the applicable termination notice, to purchase all Tower Infrastructure and an assignment of rights under all of Swiss Towers’ agreements with Site owners at a discount to fair market value (determined in accordance with the terms of the Master Services Agreement), which varies based on the circumstances of the termination. In addition, in the case of any termination of the Master Services Agreement, Sunrise may request Swiss Towers, subject to a 12-month notice period, to extend the Master Services Agreement with respect to up to a portion of the Sites for twelve months. Under certain circumstances such as a material uncured breach of the Master Services Agreement by Swiss Towers, Sunrise has the right to exercise certain “step-in” rights until Swiss Towers is again able to proceed on the terms of the Master Services Agreement.

The rights and obligations created by the Master Services Agreement may only be transferred in whole or in part, with the prior written consent of the other party. A change of control in Swiss Towers, a sale of all or a part of the Tower Infrastructure and the transfer of all or a part of Swiss Towers’ agreements with Site owners to a third party is subject to Sunrise’s prior written consent, which must be given if, among other things, control of Swiss Towers or the Tower Infrastructure is not transferred to a competitor and if, in the case of a sale of all or a part of the Tower Infrastructure, the Master Services Agreement is transferred to the acquiring party (or the acquiring party enters into a comparable agreement).

The foregoing description of the Master Services Agreement is qualified in its entirety by reference to the full text of the Master Services Agreement and amendments thereto, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

IT and Intellectual Property

IT

Sunrise’s IT systems are highly integrated into every aspect of its business and include online portal and app services, point-of-sales support, third-party integration of sales channels and branded resellers, service provisioning, billing, customer relationship management, data warehousing, enterprise resource management and workplace support, as well as network, customer and other data analysis to optimize operations.

Sunrise strives to deliver value to customers through technological innovation. Recent IT developments include:

•

Integration of IT systems following the Sunrise-UPC transaction. In connection with the Sunrise-UPC transaction, Sunrise migrated legacy Sunrise and UPC systems, including online portal and app services, point-of-sales support, third-party integration of sales channels and resellers, service provisioning, billing, customer relationship management, data warehousing and big data analysis, enterprise resource management and workplace support, to a new IT infrastructure.

•

Establishment of yallo as a “digital-first” brand. yallo brand services are provided under a separate, simplified IT stack, including a conversion-friendly website design, to support a digital customer experience and a favorable cost profile.

•	Artificial intelligence tools. Sunrise is integrating AI tools into some of its operations to optimize network capacity and energy usage as well as to innovate customer-facing processes.

Sunrise relies on a combination of internally developed, third party commercial and open-source software and invests in improvements to effectiveness and efficiency of its systems through increased standardization, consolidation and virtualization. IT systems are managed in-house in cooperation with select third party partners who assist in infrastructure development, testing and operations. Sunrise processes and protects customer, employee and other personal data in accordance with the Federal Data Protection Act. See “Regulation Applicable to Sunrise’s Business—Other Regulations—Data Privacy” below.

Sunrise’s products and services use the logos and brand names “Sunrise,” “yallo,” “Lebara,” “Swype,” “MySports” and “UPC” (each with word and figurative mark). The brands “Sunrise,” “yallo,” “Swype” and “MySports” are owned by Sunrise and there are trademark registrations for the respective word and figurative works in Switzerland. The name “Lebara” is licensed by Sunrise from Lebara Group B.V. (Netherlands) for use in Switzerland. The name “UPC” is licensed by Liberty Global Corporate B.V. (Netherlands) for use in Switzerland and, in connection with the spin-off, is expected to continue to be licensed to Sunrise.

Sunrise has the domain name registrations for the domain names it uses for its brands, products and services, as well as a number of protective domain name registrations. Sunrise develops software and applications for use in its own systems and as part of its customer services that are subject to copyright under Swiss law. Sunrise does not own any patent or design registrations.

Legal Proceedings

Sunrise is currently party to a pending access proceeding against Swisscom before ComCom regarding the prices Sunrise paid to Swisscom for using their copper network. One part of the procedure concerns prices charged by Swisscom from 2013 to 2016, and another concerns prices charged after 2016. ComCom found that Swisscom overcharged Sunrise between 2013 and 2016 and ordered substantial price reductions. Following an appeal by Swisscom, the Federal Administrative Court ordered certain adjustments to prices set by ComCom. ComCom has made certain additional adjustments and Swisscom has challenged ComCom’s second decision. This appeal is still pending. In the interim, Swisscom has made an advance payment of CHF 18.8 million for the undisputed amounts of overpayment between 2013 and 2016. Following a final decision in the procedure for 2013 to 2016, ComCom will continue the procedure for prices charged after 2016.

Sunrise is subject to various legal proceedings arising in the ordinary course of business, including claims concerning building permits and permitting procedures, installation and authorizations relating to antenna sites, pass-through rights, claims by customers and/or suppliers and claims in connection with participation in tenders for business customer services.

Insurance

Sunrise’s current insurance coverage is provided by a mix of Liberty Global group-wide insurance policies and local mandatory insurances, in amounts that Sunrise believes to be consistent with customary industry practices and sufficient to appropriately insure Sunrise’s risks. Insurance policies include property damage and business interruption, public liability (products and services liability), mandatory motor insurance, cyber risks (other than dependent business interruption), errors and omissions insurance, terrorism and political violence insurance, directors’ and officers’ liability insurance (which Sunrise expects to amend in connection with the spin-off to reflect risks associated with being an independent, separate public company), commercial crime insurance and mandatory property insurance. For some risks, Sunrise may not obtain insurance coverage if the type of risk is uninsurable, if the available insurance is subject to significant limitations that make insurance uneconomical or if Sunrise believes the cost of insurance is excessive to the risks presented.

Following completion of the spin-off, Sunrise will need to secure independent insurance policies, separate from Liberty Global’s group-wide insurance policies. Following this termination of the group-wide insurance policies, Sunrise expects to maintain the same categories of insurance coverage as it currently does but with premiums, deductibles and coverage limits appropriate for Sunrise operating as an independent, separate Swiss public company.

Corporate Information

Sunrise was initially formed in 2001 as Sunrise Communications Ltd, a Swiss corporation, through the merger of two companies, each founded in 1996: landline and mobile operator diAx and landline operator NewTelco Ltd. In February 2015, Sunrise became a Swiss public company listed on the SIX. In November 2020, Liberty Global through its Swiss subsidiary, UPC, another Swiss telecommunications company, successfully completed the acquisition of Sunrise in the Sunrise-UPC transaction, followed by a “squeeze-out” procedure which was completed in the first half of 2021. Following the Sunrise-UPC transaction, Sunrise became an indirectly wholly-owned subsidiary of Liberty Global. As of the date of this proxy statement/prospectus, the telecommunications businesses of Sunrise and UPC are substantially integrated.

Prior to the spin-off, the Sunrise Business is operated by Sunrise GmbH through additional operating subsidiaries. Sunrise GmbH is indirectly held by Liberty Global Europe Financing B.V., a Netherlands corporation, an indirect wholly-owned subsidiary of Liberty Global. In connection with the spin-off, Liberty Global has created and directly holds Sunrise Communications AG, which is the entity whose shares will be listed on the SIX following the spin-off. Prior to the spin-off, Sunrise will transfer Liberty Global Europe

Financing B.V. and its subsidiaries, including Sunrise GmbH, to Newco B.V., an entity that will be formed in connection with the spin-off and transferred to Sunrise Communications AG. Following the spin-off, Sunrise GmbH will continue as the principal operating company operating the Sunrise Business and will be indirectly held by Sunrise Communications AG, which will be an independent, separate publicly-traded company with shares listed on the SIX. See “The Spin-Off—Overview” for more information.

Sunrise’s headquarters are located at Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland, and its telephone number is +41 58 777 76 66. Substantially all of Sunrise’s assets and businesses are located and operated in Switzerland. Its website address is www.sunrise.ch. The information on, or information that can be accessed through, Sunrise’s website is not part of and is not incorporated by reference into this proxy statement/prospectus. This website address is included as an inactive textual reference only.

SUNRISE’S INDUSTRY

Swiss Market

Swiss Business Environment

Switzerland is one of the wealthiest countries in Europe. According to the International Monetary Fund (“IMF”) and as detailed in the graph below, Switzerland had an estimated nominal GDP per capita of approximately CHF 85,000 in 2023 which was significantly higher than the CHF 46,000 average of the EU-15 countries. The graph below presents Switzerland’s nominal GDP per capita in 2023, as compared to that of EU-15 countries.

The Swiss economy experienced real GDP growth of 5.4% in 2021, boosted by recovery from the COVID-19 pandemic, 2.7% in 2022 and 0.8% in 2023, with growth projected to increase at a compound annual growth rate of 1.5% for the period from 2023 to 2028, according to the IMF.

Switzerland has historically had relatively low inflation compared to the EU-15 countries. From 2017 to 2023, Switzerland had a compounded annual average rate of inflation of 1.0% compared to 3.2% for the EU-15 countries in the same period, according to the IMF. During 2022 and 2023, Switzerland’s inflation rate remained relatively stable even amid global inflationary pressure. According to the Swiss National Bank, inflation in Switzerland peaked at 3.4% in the third quarter of 2022, compared to a peak of 9.8% in the fourth quarter of 2022 for the EU-15 countries, according to the IMF and UK’s Office for National Statistics. In May 2024, Switzerland’s inflation rate fell to 1.4%, within Switzerland’s target range of less than 2% per annum, driven by tighter monetary policies.

Switzerland also provides an attractive business environment. Switzerland has historically had a strong and stable currency, the Swiss franc, which is commonly considered a “safe haven” currency. Swiss corporate and personal tax rates are among the lowest within EU-15 countries. As detailed in the graph below, the Swiss headline corporate tax rate is estimated to be approximately 16.5% on average (depending on the canton and municipality) compared to EU-15 average of 23.7%, according to PwC.

Swiss interest rates are also among the lowest when compared to EU-15 countries. The Swiss ten-year government bond yield remained at levels close to or below 0% between 2015 and 2022. Although the Swiss ten-year government bond yield increased to 0.7% at the end of 2023 as a result of tighter monetary policy to contain inflationary pressure over the past two years, it still remains considerably lower than the EU-15 average of 2.7%, based on data from FactSet financial data and analytics. In March of 2024, the Swiss National Bank was the first central bank among Organization for Economic Cooperation and Development (“OECD”) countries to cut interest rates, when it announced a 25 basis points cut to its main policy rate, as Switzerland inflation rate was retreating to within target range.

As of the date of this proxy statement/prospectus, the Swiss ten-year government bonds are rated AAA by Standard & Poor’s with stable outlook, Aaa by Moody’s with stable outlook and AAA by Fitch with stable outlook.

The Swiss population is also growing, driven by immigration, among other factors. During the period from 2013 to 2023, the Swiss population grew at a compound annual growth rate of 0.9%, as compared to 0.3% within the EU-15 countries, according to the IMF.

Swiss Telecommunications Market

Generally

Switzerland provides an attractive market environment for telecommunications companies. Penetration of all fixed and mobile services in Switzerland remains consistently ahead of EU-15 countries due to a combination of high GDP and GDP per capita, and relatively small geographic area. The Swiss consumer telecommunications spending per capita is among the highest in Europe. According to Ampere Analysis, a data and analytics firm, Swiss telecommunications spend per capita in residential and business segments was CHF 85 per month for telecommunications services in 2023, which is 117% higher than the EU-15 average of CHF 39 for the same period. However, telecommunications spending relative to disposable income in residential and business segments is more in line with other European markets, with Swiss consumers spending 1.4% of disposable income on telecommunications services in 2023, compared to the EU-15 average of 1.1% for the same period.

The Swiss telecommunications industry also benefits from a regulatory environment which, together with complex topography, high network construction costs and a concentrated market structure, imposes high entry barriers for new entrants. Swiss regulations impose requirements for minimum network coverage in spectrum allocations, provide long-term spectrum availability to existing industry players and maintain strict regulation on sharing sites among telecommunications service providers. However, the Swiss telecommunications industry is not as extensively regulated as compared to the European Union. The Swiss regulator promotes contractual network access solutions prior to regulatory intervention, including in connection with wholesale fibre access which is not subject to regulation. There is also no targeted regulation of mobile termination rates and limited roaming regulation with no retail roaming price caps. See “Regulation Applicable to Sunrise’s Business.”

Mobile Market

According to Ampere Analysis, the revenue for the Swiss mobile communications market was estimated at CHF 4.3 billion in 2023 and is expected to slightly decline at a compound annual rate of 0.3% between 2023 and 2028.

According to Ampere Analysis, the Swiss monthly mobile data usage per subscriber is anticipated to grow from 20 gigabytes in 2023 to 26 gigabytes in 2028, driven by increased usage of mobile internet and data-intensive applications.

Switzerland’s mobile communications market has one of the highest ARPU levels in Europe. According to Ampere Analysis, the average Swiss mobile services ARPU was CHF 33 per month in 2023, compared to the EU-15 average of CHF 15 per month. However, ARPU levels are broadly similar between Switzerland and EU-15 countries relative to disposable income, with Swiss and EU-15 consumers in residential and business segments spending an average of 0.7% and 0.5% of disposable income, respectively, on mobile services in 2023. The difference in absolute ARPU levels between Switzerland and the EU-15 average mainly reflects above-average costs of construction, operation and maintenance of a mobile network in Switzerland, partly due to Switzerland’s challenging topography and higher labor costs.

According to the Broadband Coverage in Europe 2022 report from the European Commission, Switzerland has a 5G population coverage of 97%, which is considerably higher than the 78% 5G population coverage in the EU-15 countries on average during the same time period. In addition, as of March 2024, Switzerland has an average mobile download speed of 93 Mbps as compared to 86 Mbps for the EU-15 countries according to Speedtest by Ookla, and Ookla’s Speedtest Global Index (this data from March 2024 is quoted with prior consent from Ookla).

Swiss post-paid mobile market also presents an attractive opportunity with continued customer migration from pre-paid to post-paid mobile services. According to Ampere, the share of Swiss post-paid mobile subscribers increased from 80% in 2021 to 85% in 2023.

Fixed Broadband Market

According to Ampere Analysis, the revenue for the Swiss broadband market was estimated at CHF 2.2 billion in 2023 and is expected to grow at a compound annual growth rate of 0.4% between 2023 and 2028. According to Ampere Analysis, there were 106 broadband subscriptions per 100 households in Switzerland as of December 31, 2023, making Switzerland the best-connected country among the OECD countries.

Similar to the mobile market, Switzerland’s broadband market has one of the highest ARPU levels in Europe, According to Ampere Analysis, the average Swiss broadband ARPU was CHF 44, compared to the EU-15 average of CHF 24. However, ARPU levels are more similar when comparing broadband spend relative to disposable income. Swiss consumers and residential and business customers both spent an average of 0.3% of disposable income on broadband services in 2023.

Internet services are provided primarily using DSL, fibre and HFC technologies. The table below provides more detail on the broadband connectivity landscape.

Share of Swiss Households and Maximum Download Speeds by Broadband Technology, as of December 31, 2023

Technology	Share of Households with Broadband Connectivity (%)(1)	Maximum Download Speeds
DSL	46	300 Mbps
Fibre	29	10 Gbps
HFC	26	1 Gbps	(2)

(1)	Source: Ampere Analysis.
(2)	Expected to increase to 2.5 Gbps on Sunrise’s network in the second half of 2024.

The importance of fibre networks in Switzerland has increased, with fibre-based broadband subscriptions in Switzerland expected to grow to 1.2 million at the end of 2023, up by 17% from 2021. According to Ampere Analysis, the percentage of fixed broadband subscribers accessing broadband network through fibre in Switzerland is expected to grow from 29% in 2023 to 33% in 2025, driven by the expansion of fibre networks by Swisscom and municipally-owned utility companies.

According to the European Commission’s report on Broadband Coverage in Europe in 2022, 99% and 66% of the Swiss population had access to broadband download speeds of more than 100 Mbps and more than 1 Gbps respectively, compared to 86% and 74%, respectively, for EU-15 countries. However, the demand for ultra-fast broadband speeds in Switzerland remains high and the take-up of Gigabit speeds in Switzerland outpaces the take-up of Gigabit speeds in Europe. According to OECD Broadband statistics June 2023, there are 10 broadband subscriptions per 100 inhabitants in Switzerland with broadband download speeds of more than 1 Gbps, compared to only 2.5 such subscriptions for the EU-15 countries.

Television Market

According to Ampere Analysis, the revenue for the Swiss TV market was estimated at CHF 1.6 billion in 2023 and is expected to slightly decline at a compound annual rate of 0.9% between 2023 and 2028.

The Swiss TV market decline is driven by the increasing prevalence of video streaming services, as further described above under “The Sunrise Business—Competition—Competition and Growth Drivers—OTT Services.” According to Ampere Analysis, as of December 31, 2023, approximately 96% of Swiss households subscribed for TV services, a decrease of approximately 4.2 percentage points from December 31, 2021.

According to Ampere Analysis estimates, in 2023, approximately 58.2% of Swiss TV subscribers received TV services through Internet Protocol Television (“IPTV”), and approximately 41.8% through cable, with Sunrise being the strongest player in cable access and Swisscom in IPTV.

Fixed-line telephony market

According to Ampere Analysis, the revenue for the Swiss fixed telephony market was estimated at CHF 0.9 billion in 2023 and is expected to decline at a compound annual rate of 4.1% between 2023 and 2028.

The Swiss fixed-line telephony market is declining in both usage and penetration, with this trend expected to continue as a result a fundamental shift in customer preference towards mobile and OTT communication services. Telecommunications companies offer fixed-line telephony services as a value-added service bundled with other services. According to Ampere Analysis, the number of fixed-line telephony subscribers in Switzerland decreased by 7.6% between 2023 and 2021, and total penetration decreased from 79% in 2021 to 71% in 2023.

Business Services and Wholesale Market (Competition)

Swisscom is the dominant player in business customer services. Sunrise and Salt both offer business services. Salt provides mobile and fixed services to business customers with a focus on small businesses, while Sunrise offers a more comprehensive services portfolio that includes ICT, cybersecurity and other value-added services and targets medium and large enterprises, as well. Service providers in this market compete primarily on the extent, quality and speed-to-market of value-added portfolio services offered, as enterprise clients are increasingly looking to obtain a comprehensive suite of leading-edge telecommunications, cloud storage, cybersecurity, automation and related services from one provider. Swisscom has developed a number of its own business-focused portfolio services, including cybersecurity and cloud services. Sunrise, which is the primary challenger to Swisscom, has opted to partner with specialized third-party service providers, including Amazon Cloud Services in cloud storage, Accenture in cybersecurity, CISCO in networking hardware and cybersecurity, Microsoft in workplace digital solutions and cloud services and Nokia in mobile private networks (private 5G), to enhance its service portfolio. In addition, partnerships with regional and specialized third party IT service providers who recommend telecommunications service providers to their clients in exchange for a performance fee are an important source of sales leads in business customer services. Primary business market players compete to extend the reach of such partner networks, with Swisscom having by far the largest network and Sunrise working to expand its own.

In wholesale services, competition is primarily based on the quality and reliability of the network, which drives the likelihood of a telecommunications company becoming the provider of choice for ISPs looking to support their Swiss clients and MVNOs. Competition for voice-hubbing business is limited as ISPs must generally contract with each other to ensure calls can be completed regardless of the level of utilization of a provider’s network.

Business Services and Wholesale Market (Industry)

Switzerland represents an attractive business services (“B2B”) market due to a combination of technology shifting away from legacy services, increasing digitalization of businesses, IT outsourcing cloudification, growing proliferation of AI applications and the need for advanced security solutions. In 2023, the B2B market is estimated to have accounted for approximately 35% and 28% of the overall Swiss mobile and fixed services markets, respectively. According to Analysys Mason, revenue for operators in the B2B market in Switzerland was estimated at CHF 3.7 billion in 2023. Revenue is expected to grow at a compound annual rate of 1.6% between 2023 and 2028. Growth is expected to be driven primarily by ICT services, which are expected to grow at a compound annual rate of approximately 7.5% between 2023 and 2028.

The Swiss wholesale market represents a small portion of the overall Swiss telecommunications services market and is mainly characterized by MVNO, branded reseller, interconnection, data and wholesale network access services provided by Swisscom, Sunrise and Salt within Switzerland, as well as data, voice and roaming services provided by them in Switzerland and internationally. All MVNOs and branded resellers who purchase wholesale mobile services from Swisscom, Sunrise and Salt collectively represent less than 1% of the Swiss mobile market. Swisscom provides wholesale mobile services to Coop Mobile, M-Budget Mobile and Mucho Mobile, Sunrise to Aldi, Galaxus, Digital republic, Talk Talk, Quickline, Netplus and FL1, and Salt to Die Post, Lidl, Lyca Mobile, MTel and Nexphone. Swisscom offers other Swiss telecommunications companies wholesale access to its fixed networks, including FTTH.

REGULATION APPLICABLE TO SUNRISE’S BUSINESS

Sunrise’s activities as a telecommunications services provider in Switzerland are subject to statutory regulation and supervision by various Swiss authorities, in particular ComCom and OFCOM, a specialized agency with expertise in telecommunications.

ComCom is the independent licensing and market regulatory authority and awards the universal service license (which is and to date has always been held by the incumbent Swisscom) and licenses for the provision of mobile telephone and other radio services. OFCOM supports ComCom, the Swiss Parliament and the Swiss Federal Council in their affairs and regulatory decisions. ComCom delegated to OFCOM authority to issue guidelines and enforce ComCom’s decisions and has delegated some of its other responsibilities, such as certain allocations of broadcast frequencies to OFCOM.

The primary regulations applicable to the Swiss telecommunications industry are set out in the Telecommunications Act and associated regulations. A number of other laws and regulations, which are enforced by other authorities including the Competition Commission, the general competition authority in Switzerland, are also applicable. Such additional laws and regulations govern, among other things, the industry’s infrastructure, television content, assistance in criminal investigations and other matters discussed in further detail below.

Network Infrastructure

Network Access Regime

Regulated Access

As of the date of this proxy statement/prospectus, Swisscom is the only service provider classified as a “dominant” service provider in the Swiss market for regulated telecommunications services, and Sunrise’s access to Swisscom’s fixed copper infrastructure is subject to the technology-based local loop unbundling regime (the “Regulated Access Regime”) in Switzerland as prescribed by the Telecommunications Act.

Pursuant to the Telecommunications Act and its implementing ordinance, the dominant provider must grant all other listed providers, upon request, minimum access to its fixed copper infrastructure, including leased lines and cable ducts, as well as certain minimum interconnection services on a non-discriminatory and transparent basis.

Cost of access is regulated, and access must be granted at cost-based prices. The calculation is based on long-run incremental cost, an added constant premium based on a proportional share of the relevant joint and common costs and a return on the capital used for investments as well as the replacement costs of modern equivalent assets (using current cost accounting). The cost of access to ducts is assessed based on infrastructure renewal accounting.

The Regulated Access Regime follows an ex-post regulation approach, making it necessary for operators first to negotiate the conditions of access with each other and only request an intervention by the regulator if such negotiations fail over a three-month period. ComCom will only intervene and issue an order regulating access if the defending provider is held dominant, the requested access is considered mandatory, and the parties disagree on the price.

Unregulated Access

The Regulated Access Regime in Switzerland is limited to incumbent Swisscom’s legacy copper infrastructure and does not cover access to HFC, fibre and mobile infrastructure (the “Unregulated Infrastructure”). Market participants must privately contract for access to Unregulated Infrastructure, and the provision of such access, as well as access prices, are in the discretion of the network owner. However, the

Competition Commission may nonetheless examine access to Unregulated Infrastructure under Swiss competition law. For example, the Competition Commission has investigated Swisscom for its FTTH network access practices in the past.

Telecommunications Installations

In Switzerland, a permit by the cantonal and municipal authorities is generally required to construct telecommunications installations primarily comprising active and passive antenna infrastructure. Depending on whether an antenna is planned within or outside of a building zone, different requirements by different authorities apply. The provisions regarding antennas within a building zone are defined by the cantons and communities whereas the provisions regarding antennas outside a building zone (for which permits are only granted in exceptional cases) are defined at the federal level. Additionally, regulations regarding nature and landscape protection, protection from radio emissions, protection from certain levels of non-ionizing radiation, as well as the provisions of the Swiss Ordinance on Telecommunication Installations regulating technical compliance apply. The federal authorities have also issued guidelines regarding the construction of antennas, which set forth principles for the responsible authorities when deciding on whether or not to issue an antenna construction permit.

In general, fulsome permitting procedures must be followed to construct an antenna, which require the permit applicant to meet the requirements applicable in the building permit procedure and comply with other regulatory requirements, such as those related to environmental protection and the emission and installation limits in accordance with the rules governing non-ionizing radiation. An applicant may be able to follow a simplified procedure if it is looking to upgrade existing antennas rather than construct new ones. Simplified procedures generally entail shorter timelines and fewer written exchanges with the regulator.

Owners of land in public use must allow telecommunications services providers to install and operate telecommunications lines on their land, provided such installments do not interfere with the public use of the land. Building owners must allow any telecommunications provider to install reasonable connections to the premises if the provider so requests and pays the costs of such installation. In addition, every telecommunications service provider is entitled to a right of access to the building and to joint use of telecommunications installations within the building, provided that such access is technically necessary and there is no other good cause for refusal.

Response to Power Shortages and Outages

In response to a power shortage caused, among other things, by the phase-out of nuclear energy and the war in Ukraine, in November 2023, the Swiss Federal Council submitted a revision of the Telecommunications Services Ordinance for consultation, which, if implemented, would require MNOs to supplement their networks with batteries and diesel emergency power generators at their own expense by 2030 (for emergency call services) to 2033 (for other services) in order to enable operation during potential cyclical power cuts and longer regional outages. The consultation with industry stakeholders, who generally oppose the proposal, ended in March 2024. Sunrise is monitoring the development of this proposed revision. While Sunrise believes that implementation of such an ordinance is not necessary and, in certain cases, not possible, it cannot predict whether, when or the extent to which such an ordinance will be implemented.

In addition, the Swiss Federal Council proposed energy saving measures for large industrial energy consumers to stabilize the electricity grid in the event of an imminent electricity shortage. Sunrise, as a provider of mobile telephony services which are considered critical infrastructure, is subject to a specific industry solution, rather than the general rationing regime. However, Sunrise and other telecommunications industry service providers would be required to take appropriate measures to reduce their energy consumption in the event of an imminent electricity shortage. The MNOs have jointly proposed measures which include, among other things, blocking certain websites which generate heavy data traffic, gradually restricting data traffic and switching off frequency bands, with individual antenna sites switched off as a final measure. Based on this proposal, the authorities have drafted an ordinance that is currently undergoing public consultation. The public consultation period on the draft ordinance ends in May 2024.

Mobile Services

Licenses to Use Radio Frequencies

In order to provide mobile telecommunications services in Switzerland, an operator must obtain, among other things, a license from ComCom for the use of the radio spectrum. Neither the number of licenses nor the available spectrum bandwidth is predetermined by ComCom in advance of an auction or other proceeding to allocate spectrum. Spectrum-sharing among providers requires the approval of ComCom. No MNO has requested such an approval to date. Sunrise currently holds 295 MHz of spectrum to support its mobile operations. See “The Sunrise Business—Spectrum Holding.”

From time to time, ComCom may conduct consultations to examine allocation procedures based on the needs and intentions of the mobile communication sector and other stakeholders. In March 2024, ComCom completed the first public consultation on the next allocation procedure for (i) the frequency usage rights of the existing 800, 900, 1800, 2100 and 2600 MHz frequency bands, which are currently allocated to Swisscom, Sunrise and Salt and expire on December 31, 2028, and (ii) currently unallocated frequencies in the 6 GHz, 26 GHz and 40 GHz frequency bands. The public consultation procedure was intended to assess the growing demands in the private and public sectors for spectrum at an early stage and determine whether the next allocation procedure would take the form of a renewal of previously allocated spectrum, a new auction of previously allocated spectrum or a criteria-based allocation. Industry stakeholders are supportive of a renewal procedure, but the allocation methodology is within the discretion of ComCom, and Sunrise cannot predict whether an auction or renewal procedure will be used. The allocation of spectrum via auction is more likely than renewal if there is a new entrant looking to obtain a spectrum allocation or new frequencies are required to be allocated. Previously unallocated frequencies could be allocated for mobile communication applications only if the telecommunications industry identifies corresponding needs and if adequate environmental legislation (particularly with respect to non-ionizing radiation) is in place. Furthermore, these frequencies would first have to be made available for mobile communications use by the Federal Council. It is expected that, with respect to spectrum expiring in 2028, ComCom will confirm the allocation procedure in 2027. The cost to renew Sunrise`s spectrum is unknown at this time, but generally allocation of spectrum pursuant to an auction requires substantial expense, while renewal may require little to no cost.

ComCom can revoke licenses without reimbursement of the license fees paid if license conditions are no longer met. Licenses can also be revoked without reimbursement of the license fee if the beneficiary of the license experiences (i) a change of control, (ii) a change in factual or legal circumstances, (iii) a change in the shareholdings of the license holder or its shareholders if this changes the possibility of influencing the business activities of the license holder or (iv) a change to the information provided in the license application. Additional criteria may be established in each case in which ComCom or OFCOM concludes that the new control party does not comply with statutory requirements or does not have the necessary technical capabilities or that the foreign country in which such third party is incorporated does not grant reciprocal rights.

Site Sharing Regulation

The Telecommunications Act regulates site sharing among telecommunications service providers. OFCOM may, upon application, require telecommunications services providers to, if they have sufficient capacity, share access to their telecommunications and other installations with other such providers for appropriate compensation, in order to address technical issues, planning needs or protection of the countryside, national heritage, the environment, nature or animals. For similar reasons, OFCOM may also require providers of telecommunications services to co-install and jointly use telecommunications and other installations.

Pricing of Mobile Services

Subject to generally applicable antitrust standards, access regime requirements and price disclosure requirements, mobile telecommunications providers are free to set wholesale and retail prices for mobile services. However, the industry is subject to oversight of the Competition Commission, which analyzes industry dynamics and pricing and has from time-to-time initiated investigations and proceedings and levied fines against companies in the industry for various anti-competitive practices. Should the Competition Commission conclude that industry participants have a collectively dominant position in infrastructure service markets or markets in which the MNOs offer their services to end customers, or that the MNOs acted in collusion with respect to mobile termination rates or other matters, Sunrise may be subject, among other things, to price regulation, prohibition on bundling of certain services and fines of up to 10% of its Swiss revenue for the preceding three years in the event that pricing is shown to be excessive or predatory.

The Telecommunications Act and the Telecommunications Services Ordinance also allow ComCom to regulate mobile termination rates (or other types of interconnection or access, such as MVNO access) on a long-run incremental cost basis if the operator is considered dominant in the relevant market. No such regulation is in force as of the date of this proxy statement/prospectus.

International Roaming

International roaming is not heavily regulated in Switzerland. However, the Telecommunications Act and its main implementing ordinance contain a provision on international roaming allowing the Swiss Federal Council to enact measures to prevent excessive end-user fees to promote of competition. Such measures could include maximum price limits based on international agreements, a requirement for mobile telecommunications providers to offer bundled packages, including roaming services, or a requirement for mobile telecommunications providers to allow their customers to use third-party roaming services abroad. No such measure is in force as of the date of this proxy statement/prospectus.

In addition, mobile providers must allow customers to set and subsequently change a roaming fee cap, with roaming services discontinued once that cap has been reached. Also, customers must be informed of roaming pricing at the time of sale and at the time of their international travel.

Broadband Services

Security Regulation

The Telecommunications Services Ordinance provides for certain requirements regarding the security of the networks and services of mobile telephony license holders, such as Sunrise. If such service providers provide their customers with CPE, such as modems, set top boxes and routers and have technical control over such CPE, the CPE must be replaced if it poses a security risk that cannot be otherwise remedied. This could require Sunrise to replace equipment it provides to its customers at its own expense in the event a security vulnerability arises that cannot be addressed with a software update or some means other than equipment replacement.

In addition, in December 2023, the Swiss Federal Department of the Environment, Transport, Energy and Communications was tasked with presenting draft amendments to the Telecommunications Act that would implement measures to reduce geopolitical risks associated with the development of 5G infrastructure and otherwise strengthen the security of telecommunications and digital infrastructure, including by prohibiting high-risk vendors from providing equipment or network services to Swiss telecommunications providers. Such amendments, if implemented, could entitle the regulator to require Sunrise to cease contracting with Huawei or using Huawei equipment in its network, if the regulator determines that Huawei is a high-risk vendor. Sunrise is monitoring this legislative process.

Other Regulations

In addition to security regulation, as a provider of broadband services, Sunrise is subject to rules about network neutrality, which limit the circumstances in which broadband service providers may transmit information over the internet at different speeds, as well as regulations about youth protection and blocking of illegal websites.

Television and Radio

Licensing and Access

The transmission of TV and radio programs is considered a telecommunications service and as such, it is subject to the regulations set forth in the Telecommunications Act as well as the Swiss Federal Radio and Television Act (Bundesgesetz über Radio und Fernsehen of 2006, as amended) (the “Radio and Television Act”). The Radio and Television Act requires broadcasters of program services to obtain a license, subject to certain, limited exceptions. Sunrise is a registered broadcaster for the MySports pay TV platform.

Under the Radio and Television Act, a network operator that transmits TV and radio programs needs to offer distribution to all broadcasters on a non-discriminatory basis, which requires Sunrise to make MySports available to Swisscom’s and Salt’s subscribers.

Other Regulations

In addition to licensing and access regulation, as a provider of TV and radio services, Sunrise is subject to rules governing advertising content, as well as regulations regarding certain content which must be carried. Sunrise is also subject to recently implemented regulations which require service providers that show films in Switzerland as part of their program services or offer films via video on demand or subscription services to, among other things, have certain registration, quota and film funding obligations, as well as to invest 4% of their gross revenues annually in independent Swiss film production or pay a corresponding tax.

Fixed-Line Telephony Regulations

Any registered telecommunications provider may offer voice and data transmission services. It may base its services either on its own fixed network infrastructure or on the infrastructure of another provider (see “—Network Infrastructure—Network Access Regime” above).

Pursuant to the regulatory framework, and subject to antitrust standards and the rules of the Price Surveillance Act, all telecommunications providers are free under certain circumstances to set their wholesale and retail prices for fixed-line telephony services, with the exception of (i) dominant providers, which must offer certain access services at regulated prices and (ii) providers of universal services, that are subjected to an ex-ante regulation of universal services. Although Sunrise is not currently held to be dominant in any segment other than its ice hockey broadcasting rights, this may change in the future. Whether Sunrise having dominant status would lead to an obligation to grant access to competitors on regulated terms would depend on the specific segment in which Sunrise is held to have a dominant position.

Other Regulations

Data Privacy

The Federal Data Protection Act is generally aligned with the standards under the GDPR, enacted by the European Union and the European Economic Area in 2016. The Federal Data Protection Act is a uniform framework laying down principles for legitimate data processing and entails strict requirements for data protection, in particular data processing principles, data security requirements, rules for international data transfers, data mapping, processor (service provider) obligations and data subject rights. Processing of personal data must be lawful and proportionate in relation to a specific processing purpose. Processing must be conducted in good faith and transparently. Entities subject to the Federal Data Protection Act must inform the data subjects about the processing, such as by way of a data protection declaration. In terms of data security, an entity subject to the Federal Data Protection Act is obligated to implement appropriate technical and organizational measures to protect personal data against unauthorized or unlawful processing, accidental loss, destruction or damage. Regarding international data transfers, an entity subject to the Federal Data Protection Act is restricted from transferring personal data to countries outside of Switzerland and the European Economic Area unless they provide an adequate level of data protection or appropriate safeguards are in place, such as standard contractual clauses or binding corporate rules. An entity subject to the Federal Data Protection Act must also maintain a record of its data processing activities, which includes documenting the purposes of processing, as well as categories of data subjects and processed personal data, among other things. The processing of personal data may be assigned to a processor only by contract or by the legislation ensuring that the data is processed only in the manner in which the controller itself is permitted to do it and no statutory or contractual duty of confidentiality prohibits assignment. Data subjects have in particular a right to information, data portability, rectification, deletion and prohibition of processing. If data subjects submit a request for information, information must generally be provided within 30 days, subject to statutory exceptions.

Violations of the Federal Data Protection Act obligations may lead to (i) fines up to CHF 250,000, (ii) orders by the Swiss Federal Data Protection and Information Commissioner to, among other things, immediately stop data processing and (iii) payment of damages to individuals pursuant to civil claims. Violations of the GDPR may lead to (i) a data protection supervisory authority imposing an administrative fine of up to EUR 20 million or 4% of the total worldwide revenue of the preceding financial year, whichever is higher, for each violation, (ii) orders of a data protection supervisory authority temporarily or definitively prohibiting the data processing and (iii) data protection claims from individuals for damages suffered as a result of a GDPR violation.

Universal Services

Providing telecommunications services to the entire Swiss population, including remote regions, requires a universal service license granted by ComCom, which is issued for a limited time based on specified conditions. Although any telecommunications provider may apply for a universal services license, which is auctioned and allocated to one or more providers that best satisfy the quality requirements, Swisscom is the only owner of a universal services license in Switzerland. It is thus obligated to supply a certain range of high-quality fixed-line telephony, data transmission and additional services at regulated prices and to comply with the technical specifications issued by OFCOM. In turn, Swisscom is entitled to receive compensation for uncovered costs incurred in providing universal services. This compensation, if requested by Swisscom, would be funded by fees obtained from all registered telecommunications service providers in Switzerland, including Sunrise, on the basis of each provider’s gross revenues. To date, Swisscom has not requested or received government compensation for providing universal services, but there can be no assurance that it will not do so in the future. If Swisscom requests such compensation, Sunrise would be required to contribute to it.

SUNRISE MANAGEMENT’S DISCUSSION AND ANALYSIS OF SUNRISE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Sunrise is Switzerland’s leading fully-converged challenger. It is the second largest telecommunications provider in Switzerland based on revenue, delivering market-leading converged telecommunications services through next-generation networks, offering mobile, broadband, TV and fixed-line telephony services primarily under the main brand Sunrise and its flanker brands, yallo, Lebara, and Swype. As of December 31, 2023, Sunrise maintains market share of 26% in mobile services, 28% in broadband, 31% in TV and 32% in fixed-line telephony services, respectively, based on number of subscribers.

Sunrise operates in three reportable segments: (i) residential customers, (ii) business customers and wholesale, and (iii) infrastructure and support functions. Sunrise’s service offerings in the residential customers and business customer and wholesale segments consist of the following:

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Residential services. Sunrise offers residential customers mobile, broadband, TV and fixed-line telephony services, which can be bundled together in various combinations for a fixed monthly fee. Sunrise also operates the MySports payTV platform, which has exclusive rights to broadcast Swiss National League hockey games and other hockey games. In addition, Sunrise offers value-added services including device-as-a-service (“DaaS”) and home security services, which it is in the process of scaling. Residential services accounted for 74% of Sunrise’s revenue for the year ended December 31, 2023.

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Business customer and wholesale services. Sunrise offers its telecommunications services, primarily mobile and broadband services, as well as a range of value-added portfolio services, including cloud services, cybersecurity and automation, to Swiss businesses of all sizes. Sunrise’s wholesale operations provide MVNO services, branded reseller services, data services, roaming and voice services to other companies. Business customer and wholesale services accounted for 26% of Sunrise’s revenue for the year ended December 31, 2023.

The infrastructure and support functions segment comprises support units such as network, IT and operations, as well as staff functions, such as finance, human resources and strategy.

Sunrise’s service offerings are tailored to meet customers’ need for seamless, reliable connectivity at home, work and on the go. Sunrise aims to consistently provide a portfolio of innovative, high-quality products and services to increase loyalty and share of wallet across its customer base.

Comparability of Future Results

The following discussion and analysis, which should be read in conjunction with Sunrise’s audited consolidated financial statements included as Annex F to this proxy statement/prospectus, reflects Sunrise’s results for the years ended December 31, 2023, 2022 and 2021. During each of these periods, Sunrise was a wholly-owned subsidiary of Liberty Global. Following the spin-off, Sunrise will become an independent, separate publicly-owned company. In connection with the spin-off, Sunrise will repay intercompany debt payable to Liberty Global that is outstanding at the time of the spin-off, enter into a number of agreements with Liberty Global that will govern the relationship between Sunrise and Liberty Global after the spin-off (as described in “The Spin-Off—Relationship Between Liberty Global and Sunrise Following the Spin-Off”), and incur certain costs related to the spin-off. In addition, following the spin-off, Sunrise will incur certain ongoing administrative expenses as a result of being a separate, publicly traded company. As a result, the historical results of operations of Sunrise and the period-to-period comparisons of results presented herein and certain financial data included elsewhere in this proxy statement/prospectus may not be indicative of future results. Refer to the pro forma financial statements of Sunrise included as Annex E to this proxy statement/prospectus for more information about the effects of the spin-off and certain related transactions.

Factors Affecting Sunrise’s Performance

Sunrise believes that the key factors affecting its historical and future business and financial performance include:

Sunrise-UPC Transaction. The combination of legacy Sunrise’s mobile franchise with UPC Switzerland’s broadband network in the Sunrise-UPC transaction that closed in November 2020 created the country’s leading converged telecommunication challenger to incumbent Swisscom, with opportunities for both revenue growth and cost synergies. Capturing these opportunities required the combined company to invest in integrating operations, and also came with some expected execution challenges, primarily related to preserving ARPUs as well as to elevated customer churn experienced while migrating legacy UPC customers from the higher priced legacy UPC platform to the Sunrise brand. In addition, the application of acquisition accounting in connection with the Sunrise-UPC transaction had a non-cash effect on post-transaction reported expenses as a result of the elimination of certain legacy Sunrise capitalized contract costs and associated future amortization charges. Commission fees directly attributable to those contracts are capitalized and recognized as expenses over the estimated contract duration, which means that the associated capitalized commission fees are amortized generally over the same period as recognition of the related revenues. Eliminating the legacy Sunrise capitalized contract costs had the effect of temporarily improving operating margins following the Sunrise-UPC transaction, as Sunrise recognized revenue from the relevant legacy contracts during those periods without the corresponding contract cost amortization. This effect was most pronounced in 2021, decreased over time as new contract costs were capitalized, and will no longer have an impact in 2024 or future periods.

Competition. The Swiss telecommunications market is served by three primary players, Swisscom, Sunrise, and Salt, with Swisscom historically holding the largest market share across all services. In each of the years ended December 31, 2023, 2022 and 2021, however, Sunrise has increased its market share in postpaid mobile and broadband services at Swisscom’s expense. Close competition among the three players has resulted in industry pricing pressure leading to decreased industry ARPUs, with each of the three competitors, including Sunrise, introducing flanker brands to provide services at lower prices and engaging in price-based promotions and price-matching offers to win customers. The introduction of a converged service offering under the yallo brand, which targets the smart shopper segment, in 2022 in addition to the mobile-only yallo offering and the converged offering under the Sunrise brand, has benefited Sunrise’s results for the years ended December 31, 2023 and 2022.

Subscriber base and ARPU. Sunrise’s revenues are dependent on its ability to maintain and expand its subscriber base. In addition, Sunrise’s revenues are dependent on its ability to balance its service prices with the size of its subscriber base. Specifically, Sunrise’s ability to maximize revenues from its mobile services depends on maintaining an appropriate balance between its number of residential and business (excluding wholesale) mobile RGUs and its residential and business customer (excluding wholesale) mobile subscription revenues. Its ability to maximize revenues from its fixed residential services depends on maintaining an appropriate balance between its number of fixed residential customer relationships and fixed residential subscription revenues. Sunrise collectively refers to such relationships between service prices and subscriber base as “ARPU.” Revenues for the years ended December 31, 2023, 2022 and 2021 were affected by elevated levels of customer churn, resulting from expected integration challenges associated with migrating legacy UPC customers to the Sunrise brand following the Sunrise-UPC transaction, as well as lower ARPU resulting from migration of UPC customers from the higher priced UPC platform to the Sunrise brand. Sunrise believes that such challenges have now been substantially resolved, which it believes should enable Sunrise to stabilize and grow the Sunrise brand revenues in the near to medium term. Sunrise has been implementing strategies designed to reduce customer churn and price sensitivity, including premium positioning of the Sunrise brand, promotion of converged subscriptions and introduction of value-added residential and business services.

Investments in network quality. Sunrise’s revenues are dependent on its reputation among customers for high mobile and fixed network quality and reliability. Most significantly, Sunrise undertook significant capital expenditures in the past three years to roll out 5G active mobile infrastructure, consisting of network equipment that was sourced and installed primarily by Huawei and embedded in passive tower infrastructure across its mobile network. Such expenditures are expected to taper in the near and medium term as these initiatives progress towards completion. Over the past three years Sunrise’s capital expenditure profile has also benefited, and is expected to continue to benefit, from its hybrid network infrastructure, which utilizes a mix of owned infrastructure, shared antenna sites and supplemental network access agreements with subscriber-based charges to increase network coverage and enhance service offerings, thereby substantially reducing capital expenditures necessary to support growth.

Cost management. Sunrise supports its profitability by managing its cost profile. Capital expenditures in the years ended December 31, 2023, 2022 and 2021 were increased due to costs to capture synergies following the Sunrise-UPC transaction, including a related IT transformation and roll out of CPE. Such expenditures are expected to taper in the near and medium term as these initiatives progress and are completed. Beginning in 2021, Sunrise has also been pursuing automation and IT simplification initiatives to reduce the cost of certain of its operational processes, in addition to various other operating expense efficiency initiatives, such as a leaner organizational design implemented at the end of 2023. Such initiatives have benefited Sunrise’s operating expenditures in the past three years and are expected to benefit Sunrise’s operating expenses in the future.

Interest and currency exchange rates. In the past three years, Sunrise’s after-tax profits and free cash flows benefited from relatively low interest expense after hedges resulting from a low interest rate environment prevailing at the time the debt was incurred. While substantially all of Sunrise’s debt is denominated in EUR or USD and the majority of it bears interest at variable rates, substantially all debt has been swapped into CHF and interest rates had been fixed through hedging arrangements at the time the debt was incurred. As of December 31, 2023, Sunrise had outstanding third-party indebtedness of CHF 5.4 billion, at a weighted average cost of capital of approximately 3.0% after interest rate hedges. Sunrise’s indebtedness outstanding as of December 31, 2023 matures between 2028 and 2031. To the extent it is not repaid or redeemed (as applicable) as a result of Sunrise’s planned reduction in net debt (defined as total debt less cash and cash equivalents) in connection with the spin-off or thereafter, Sunrise expects that such indebtedness will need to be refinanced at then prevailing interest rates, which may be higher than those in place today (after giving effect to existing hedges). See “The Spin-Off—Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake” for more information on planned net debt reduction in connection with the spin-off.

Inflationary environment. In 2022 and 2023, Sunrise’s expense profile was adversely affected by the global inflationary environment which resulted from global supply chain issues, the effects of COVID-19 and geopolitical conflicts and tensions. Sunrise primarily experienced inflation in energy costs, which are a significant expense associated with operating Sunrise’s fixed and mobile networks, as well as in costs of products and services provided by vendors outside Switzerland, including, among others, IT and call center service providers and mobile device and CPE suppliers. Such inflation in costs partially offset the benefits of Sunrise-UPC transaction synergies and operating cost reductions which Sunrise experienced in the same periods. Sunrise believes that inflationary pressures will subside in future periods and the adverse effect of inflation on its cost profile will be reduced.

Financial Review

The following discussion and analysis, which should be read in conjunction with Sunrise’s audited historical consolidated financial statements included as Annex F to this proxy statement/prospectus, is intended to assist in providing an understanding of Sunrise’s results of operations and financial condition and is organized as follows:

•	Results of Operations. This section provides an analysis of actual results of operations, as applicable, for the years ended December 31, 2023, 2022 and 2021.

•	Liquidity and Capital Resources. This section provides an analysis of corporate and subsidiary liquidity and the consolidated statements of cash flows.

•	Quantitative and Qualitative Disclosures about Market Risk. This section provides discussion and analysis of the market risks that Sunrise faces.

Certain capitalized terms used below have been defined in the notes to the consolidated financial statements.

Summary Financial Information and Operating Data of Sunrise

The tables below set out summary financial and operating data of Sunrise for the indicated periods.

Sunrise’s results have been prepared in accordance with IFRS. The following information should be read in conjunction with Sunrise’s audited historical consolidated financial statements included as Annex F to this proxy statement/prospectus. Sunrise’s historical results do not necessarily indicate results that may be expected for any future period.

	Year ended December 31,
	2023		2022		2021
Sunrise Statements of Income or Loss Data:	in millions
Revenue	CHF	3,035.2	CHF	3,035.2	CHF	3,035.7
Direct costs		(834.6)		(819.6)		(826.6)
Personnel expenses		(416.7)		(438.3)		(438.1)
Other operating income and capitalized labor		105.7		61.7		158.5
Other operating expenses		(758.8)		(750.2)		(753.3)

Operating income before depreciation and amortization		1,130.8		1,088.8		1,176.2
Depreciation of RoU assets		(128.0)		(145.4)		(129.9)
Depreciation and amortization		(992.1)		(1,028.8)		(995.6)

Operating income (loss)		10.7		(85.4)		50.7

Financial income		574.7		456.7		235.6
Financial expenses		(957.2)		(340.2)		(420.3)
Share of gains (losses) of affiliates, net		(0.3)		2.2		2.8

Income (loss) before taxes		(372.1)		33.3		(131.2)
Income tax benefit		59.9		50.7		62.6

Net income (loss)	CHF	(312.2)	CHF	84.0	CHF	(68.6)

	Year ended December 31,
	2023		2022		2021
Sunrise Cash Flow Data:	in millions
Net cash provided by operating activities	CHF	1,201.5	CHF	1,252.7	CHF	1,265.1
Net cash used by investing activities		(760.6)		(543.0)		(333.2)
Net cash used by financing activities		(440.1)		(714.0)		(945.4)
Effect of exchange rate changes on cash		1.7		1.1		0.1

Net increase (decrease) in cash and cash equivalents	CHF	2.5	CHF	(3.2)	CHF	(13.4)

	Year ended December 31,
	2023		2022		2021
Sunrise Summary Financial Data:	in millions, except percentages
Revenue	CHF	3,035.2	CHF	3,035.2	CHF	3,035.7

Net income (loss)	CHF	(312.2)	CHF	84.0	CHF	(68.6)

Net income (loss) margin		(10.3)%		2.8%		(2.3)%
Adjusted EBITDAaL (a)	CHF	1,043.6	CHF	1,057.8	CHF	1,116.3

Adjusted EBITDAaL margin		34.4%		34.9%		36.8%

Net cash provided by operating activities	CHF	1,201.5	CHF	1,252.7	CHF	1,265.1

Adjusted Free Cash Flow (b)	CHF	352.5	CHF	299.5	CHF	296.5

(a)

Adjusted EBITDAaL is the primary measure used by Sunrise’s chief operating decision maker to evaluate operating performance and is also a key factor that is used by the internal decision makers within Sunrise to (i) determine how to allocate resources and (ii) evaluate the effectiveness of Sunrise’s management for the purposes of annual and other incentive compensation plans. Sunrise’s internal decision makers believe Adjusted EBITDAaL is a meaningful measure because it represents a transparent view of Sunrise’s recurring operating performance that is unaffected by Sunrise’s capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses. Adjusted EBITDA is defined as net income (loss) before income tax benefit (expense), share of losses (gains) of affiliates, financial income, financial expenses, depreciation and amortization, share-based compensation expense, and impairment, restructuring and other operating items. Other operating items include (1) provisions and provision releases related to significant litigation, (2) certain related-party charges and (3) gains and losses on the disposition of long-lived assets. Consolidated Adjusted EBITDAaL and Adjusted EBITDA are non-IFRS measures, which readers should view as a supplement to, and not a substitute for, IFRS measures of profitability included in Sunrise’s audited historical consolidated financial statements included in Annex F to this proxy statement/prospectus. Further, Sunrise’s definition of Adjusted EBITDAaL and Adjusted EBITDA may differ from how other companies define and apply their definitions of such terms. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAaL:

	Year ended December 31,
	2023		2022		2021
	in millions
Net income (loss)	CHF	(312.2)	CHF	84.0	CHF	(68.6)
Income tax benefit		(59.9)		(50.7)		(62.6)
Share of losses (gains) of affiliates		0.3		(2.2)		(2.8)
Financial income		(574.7)		(456.7)		(235.6)
Financial expenses		957.2		340.2		420.3

Operating income (loss)		10.7		(85.4)		50.7
Depreciation and amortization		992.1		1,028.8		995.6
Depreciation of right-of-use assets		128.0		145.4		129.9
Share-based compensation expense		22.5		30.7		24.8
Impairment, restructuring and other operating items		86.2		149.0		107.0

Adjusted EBITDA		1,239.5		1,268.5		1,308.0
Lease-related expenses		(195.9)		(210.7)		(191.7)

Adjusted EBITDAaL	CHF	1,043.6	CHF	1,057.8	CHF	1,116.3

(b)

Adjusted Free Cash Flow is defined as net cash provided by operating activities plus (i) operating-related vendor financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities) and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where we previously had extended vendor payments beyond the normal payment terms), and (d) principal payments on lease liabilities (which represents a decrease in the period to actual cash available), each as reported in Sunrise’s consolidated statements of cash flows. Sunrise believes its presentation of Adjusted Free Cash Flow, which is a non-IFRS measure, provides useful information to investors because this measure can be used to gauge its ability to (1) service debt and (2) fund new investment opportunities after consideration of all actual cash payments related to its working capital activities and expenses that are capital in nature whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case Sunrise typically pays in less than 365 days). Adjusted Free Cash Flow should not be understood to represent Sunrise’s ability to fund discretionary amounts, as Sunrise has various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, IFRS measures of liquidity included in Sunrise’s consolidated statements of cash flows. Further, Sunrise’s definition of Adjusted Free Cash Flow may differ from how other companies define and apply their definition of Adjusted Free Cash Flow. The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

	Year ended December 31,
	2023		2022		2021
	in millions
Net cash provided by operating activities	CHF	1,201.5	CHF	1,252.7	CHF	1,265.1
Interest paid		(422.5)		(329.3)		(298.0)
Interest-related derivative receipts (payments)		174.5		42.2		13.8
Vendor financing additions (i)		271.2		148.2		205.5
Capital expenditures		(468.0)		(417.4)		(353.8)
Principal payments on vendor financing		(296.6)		(284.5)		(447.8)
Payment of lease liabilities		(107.6)		(112.4)		(88.3)

Adjusted Free Cash Flow	CHF	352.5	CHF	299.5	CHF	296.5

(i)

For purposes of Sunrise’s consolidated statements of cash flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For purposes of its Adjusted Free Cash Flow definition, Sunrise (A) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor as its actual net cash available at that time is not affected and (B) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

	As of December 31,
Sunrise Summary Operating Data:	2023	2022	2021
Residential customers:
Fixed Services
Fixed Customer Relationships(1)	1,401,858	1,412,470	1,427,167
Select Fixed RGUs(2):
Broadband Internet(3)	1,169,858	1,178,758	1,171,247
Enhanced TV(4)	915,212	941,002	937,078
Mobile Services
Mobile RGUs(5):	2,301,375	2,259,463	2,158,236
Postpaid Mobile RGUs	1,977,205	1,870,078	1,752,501
Prepaid Mobile RGUs	324,170	389,385	405,735
Fixed-mobile Convergence(6)	55.7%	55.1%	54.1%
Business customers and wholesale:
Fixed Services(7)
Fixed Customer Relationships(1)	110,279	99,745	87,914
Select Fixed RGUs(2):
Broadband Internet(3)	121,011	108,968	95,479
Enhanced TV(4)	67,629	66,705	57,212
Mobile Services(8)
Mobile RGUs(5):	723,501	691,687	608,930
Postpaid Mobile RGUs	674,289	635,992	551,048
Prepaid Mobile RGUs	49,212	55,695	57,882
Fixed-mobile Convergence(6)	85.0%	85.7%	85.6%

(1)

Fixed Customer Relationships represent the number of customers who receive at least one of Sunrise’s broadband internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed Customer Relationships generally are counted on a unique premises basis. Accordingly, if an individual receives Sunrise’s services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two Fixed Customer Relationships. Sunrise’s fixed customer relationships include customers who receive BCS which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise’s networks, or that Sunrise services through a partner network.

(2)

A Fixed RGU is, separately, an Internet Subscriber or an Enhanced TV Subscriber. A home, residential multiple dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribed to Sunrise’s broadband internet service or enhanced TV service, the customer would constitute two RGUs. RGUs generally are counted on a unique premises basis such that a given premise does not count as more than one RGU for any given service. However, if an individual receives one of Sunrise’s services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.

(3)

Internet Subscribers are homes, residential multiple dwelling units or commercial units that receive fixed broadband internet services over Sunrise’s fixed or mobile networks or that Sunrise services through a partner network.

(4)

Enhanced TV Subscribers are homes, residential multiple dwelling units or commercial units that receive Sunrise’s enhanced TV services, which are TV services delivered through encryption-enabling, integrated or virtual technology over Sunrise’s broadband network or through a partner network. Enhanced TV Subscribers exclude subscribers that receive BCS, as described above.

(5)

A Mobile RGU is a Mobile Subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two Mobile Subscribers. Sunrise has both prepaid and postpaid mobile subscribers. Prepaid subscribers are excluded from the Mobile Subscriber count after a period of inactivity of 90 days, based on industry standards in Switzerland.

(6)

Fixed-mobile convergence penetration represents the number of customers who receive both a fixed broadband internet service and pre- or postpaid mobile telephony service, divided by the total number of customers who receive fixed broadband internet service.

(7)

Business customer and wholesale fixed relationships and Fixed RGUs include customers who receive fixed services that are the same or similar to mass marketed product offered to residential customers. This includes customers who receive discounted services pursuant to a program Sunrise has in place with their employer, as well as SOHO and SME customers (generally defined as businesses with 99 or fewer employees) and does not include services provided to large enterprises (generally defined as businesses with 100 or more employees) or wholesale services.

(8)

Business customer and wholesale Mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a program Sunrise has in place with their employer, SOHO, SME and large enterprise customers, as well as to customers who subscribed for mobile services delivered over Sunrise’s networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribed for mobile services delivered over Sunrise’s networks through a MVNO with whom Sunrise contracts, as well as other wholesale customers.

Additional	General Notes to Table:

While Sunrise takes appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance sheet date, the variability (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad debt collection efforts and (v) other factors add complexity to the subscriber counting process. Sunrise periodically reviews the subscriber counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis. Accordingly, Sunrise may from time to time make appropriate adjustments to the subscriber statistics based on those reviews.

Results	of Operations

The

discussion presented in this section provides an analysis of Sunrise’s revenue and expenses for the years ended December 31, 2023, 2022 and 2021. As further described in notes 1 and 2 to Sunrise’s consolidated financial statements, the following information has been prepared on a standalone basis in connection with the spin-off.

Revenue

Sunrise

derives revenue primarily from communications services provided to residential and business customers, including mobile, broadband internet, TV and fixed-line telephony services, and from infrastructure and support functions.

Residential customers revenue

Residential fixed subscription revenue includes amounts received from subscribers for ongoing services and the recognition of deferred installation revenue over the associated contract period. Residential fixed non-subscription and hardware revenue includes, among other items, channel carriage fees, late fees, and revenue from the sale of equipment.

Residential subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of fixed and mobile products or the composition of bundles can contribute to changes in product revenue categories from period to period.

Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription and hardware revenue includes, among other items, revenue from sales of mobile handsets and other devices.

Business customers and wholesale revenue

Business customer and wholesale subscription revenue represents revenue from (i) services provided to SOHO subscribers and (ii) mobile, connectivity and information and communication technology (“ICT”) services provided to medium and large enterprises. Business customer and wholesale non-subscription and hardware revenue includes revenue from business broadband internet, TV, fixed-line telephony, data, and ICT services, such as carrier and roaming services, offered to medium and large enterprises and, fixed-line and mobile services on a wholesale basis, to other operators.

Infrastructure and support functions revenue

Infrastructure and support function revenue primarily includes Built-to-Suit (“BTS”) revenue related to mobile towers built by Sunrise and sold to Swiss Towers.

2023 compared to 2022

Revenue by major category and reportable segment for the indicated periods is set forth below:

	Year ended December 31,				Increase (decrease)
	2023		2022		CHF		%
	in millions, except percentages
Residential customers:
Fixed revenue:
Subscription	CHF	1,043.1	CHF	1,079.6	CHF	(36.5)	(3.4)
Non-subscription and hardware		18.6		8.7		9.9	113.8
Mobile revenue:
Subscription		852.9		854.8		(1.9)	(0.2)
Non-subscription and hardware		199.4		198.7		0.7	0.4
Other		133.2		133.7		(0.5)	(0.4)

Total residential customers revenue		2,247.2		2,275.5		(28.3)	(1.2)

Business customers and wholesale:
Fixed revenue:
Subscription		273.4		270.0		3.4	1.3
Non-subscription and hardware		164.0		160.6		3.4	2.1
Mobile revenue:
Subscription		254.7		240.6		14.1	5.9
Non-subscription and hardware		81.5		80.2		1.3	1.6
Other		2.9		0.9		2.0	222.2

Total business customers and wholesale revenue		776.5		752.3		24.2	3.2

	Year ended December 31,				Increase (decrease)
	2023		2022		CHF		%
	in millions, except percentages
Infrastructure and support functions:
Fixed revenue:
Subscription		—		0.7		(0.7)	(100.0)
Other		11.5		6.7		4.8	71.6

Total infrastructure and support functions revenue		11.5		7.4		4.1	55.4

Total revenue	CHF	3,035.2	CHF	3,035.2	CHF	—	—

Residential customers. Total residential customers revenue decreased CHF 28.3 million or 1.2% during 2023, as compared to 2022, despite an increase of CHF 9.2 million attributable to the impact of acquisitions. The decrease was primarily due to the net effect of (i) a decrease in fixed subscription revenue due to lower ARPU mainly driven by higher discounts on incoming subscribers versus churning customers and migrating legacy UPC customers from the higher priced legacy UPC platform to the Sunrise brand which led to elevated churn levels as well as lower variable usage in fixed line telephony, (ii) an increase in fixed non-subscription and hardware revenue attributable to higher equipment sales driven by higher hardware bundling activity and the related revenue recognition impact and (iii) a decrease in mobile revenue attributable to lower ARPU mainly driven by higher discounts due to pricing pressure in the market and lower usage, partially offset by an increase in the average number of mobile subscribers primarily driven by growth in flanker brands (mainly yallo).

Business customers and wholesale. Total business customers and wholesale revenue increased CHF 24.2 million or 3.2% during 2023, as compared to 2022, primarily due to (i) an increase in mobile subscription revenue due to an increase in the average number of business mobile subscribers and (ii) higher fixed revenue due to a higher number of business customers and higher installation revenue.

Infrastructure and support functions. Total infrastructure and support functions revenue increased CHF 4.1 million or 55.4% during 2023, as compared to 2022, mainly due to higher BTS revenue.

2022 compared to 2021

Revenue by major category and reportable segment for the indicated periods is set forth below:

	Year ended December 31,				Increase (decrease)
	2022		2021		CHF		%
	in millions, except percentages
Residential customers:
Fixed revenue:
Subscription	CHF	1,079.6	CHF	1,124.5	CHF	(44.9)	(4.0)
Non-subscription and hardware		8.7		12.0		(3.3)	(27.5)
Mobile revenue:
Subscription		854.8		831.7		23.1	2.8
Non-subscription and hardware		198.7		196.8		1.9	1.0
Other		133.7		149.6		(15.9)	(10.6)

Total residential customers revenue		2,275.5		2,314.6		(39.1)	(1.7)

Business customers and wholesale:
Fixed revenue:
Subscription		270.0		273.8		(3.8)	(1.4)
Non-subscription and hardware		160.6		138.8		21.8	15.7
Mobile revenue:
Subscription		240.6		226.0		14.6	6.5
Non-subscription and hardware		80.2		73.6		6.6	9.0
Other		0.9		1.1		(0.2)	(18.2)

Total business customers and wholesale revenue		752.3		713.3		39.0	5.5

Infrastructure and support functions:
Fixed revenue:
Subscription		0.7		2.6		(1.9)	(73.1)
Other		6.7		5.2		1.5	28.8

Total infrastructure and support functions revenue		7.4		7.8		(0.4)	(5.1)

Total revenue	CHF	3,035.2	CHF	3,035.7	CHF	(0.5)	—

Residential customers. Total residential customers revenue decreased CHF 39.1 million or 1.7% during 2022, as compared to 2021, primarily due to the net effect of (i) lower fixed subscription revenue due to a decrease in ARPU mainly driven by higher discounts on incoming subscribers versus churning customers and migrating legacy UPC customers from the higher priced legacy UPC platform to the Sunrise brand which led to elevated churn levels as well as lower variable usage in fixed-line telephony, (ii) higher mobile subscription revenue attributable to an increase in the average number of mobile subscribers supported by growth in flanker brands (mainly yallo) and (iii) lower other revenue mainly driven by lower MySports partner revenue and other various smaller items including carriage fees.

Business customers and wholesale. Total business customers and wholesale revenue increased CHF 39.0 million or 5.5% during 2022, as compared to 2021, primarily due to (i) an increase in fixed non-subscription and hardware revenue due to higher revenue from wholesale services driven by higher voice hubbing activity and higher installation revenue and (ii) higher mobile revenue due to an increase in the average number of mobile subscribers and higher hardware sales.

Infrastructure and support functions. Total infrastructure and support function revenue decreased CHF 0.4 million or 5.1% during 2022, as compared to 2021, due to phase-out of a legacy television streaming service partly offset by higher BTS revenue.

Profit Reconciliation

Direct costs

Direct costs include programming and copyright costs, interconnect and access costs, costs of mobile handsets and other devices and other costs of sales related to Sunrise’s operations. Programming and copyright costs represent a significant portion of operating costs and are subject to rise in future periods due to various factors, including (i) higher costs associated with the expansion of digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (ii) rate increases.

Personnel expenses

Personnel expenses include salary and payroll costs, commissions, incentive compensation costs, deferred labor and contingent labor.

Other operating income and capitalized labor

This line item includes capitalized internal labor and other income primarily related to legal settlements.

Other operating expenses

Other expenses include marketing and other sales costs, network operations, customer services costs, business service costs, impairment and restructuring, share-based compensation, and other general expenses.

2023 compared to 2022

	Year ended December 31,				Increase (decrease)
	2023		2022		CHF		%
	in millions, except percentages
Revenue	CHF	3,035.2	CHF	3,035.2	CHF	—	—
Direct costs		(834.6)		(819.6)		15.0	1.8
Personnel expenses		(416.7)		(438.3)		(21.6)	(4.9)
Other operating income and capitalized labor		105.7		61.7		44.0	71.3
Other operating expenses		(758.8)		(750.2)		8.6	1.1

Operating income before depreciation and amortization		1,130.8		1,088.8		42.0	3.9
Depreciation of RoU assets		(128.0)		(145.4)		(17.4)	(12.0)
Depreciation and amortization		(992.1)		(1,028.8)		(36.7)	(3.6)

Operating income (loss)		10.7		(85.4)		96.1	112.5

Financial income		574.7		456.7		118.0	25.8
Financial expenses		(957.2)		(340.2)		617.0	181.4
Share of gains (losses) of affiliates, net		(0.3)		2.2		(2.5)	(113.6)

Income (loss) before taxes		(372.1)		33.3		(405.4)	(1,217.4)
Income tax benefit		59.9		50.7		9.2	18.1

Net income (loss)	CHF	(312.2)	CHF	84.0	CHF	(396.2)	(471.7)

Direct costs

	Year ended December 31,				Increase (decrease)
	2023		2022		CHF		%
	in millions, except percentages
Residential customers	CHF	537.6	CHF	538.4	CHF	(0.8)	(0.1)
Business customers and wholesale		271.0		267.7		3.3	1.2
Infrastructure and support functions		26.0		13.5		12.5	92.6

Total	CHF	834.6	CHF	819.6	CHF	15.0	1.8

Residential customers. Total residential customers direct costs decreased CHF 0.8 million or 0.1% during 2023, as compared to 2022, reflecting the net impact of a decrease of CHF 17.2 million attributable to the impact of the EBLT partner network acquisition and resulting elimination of previously incurred direct costs and a partially offsetting increase that was primarily due to higher costs related to certain bundled product offerings driven by higher hardware bundling activity slightly compensated by lower TV programming spend in residential customers.

Business customers and wholesale. Total business customers and wholesale direct costs increased CHF 3.3 million or 1.2% during 2023, as compared to 2022, primarily due to higher installation costs.

Infrastructure and support functions. Total infrastructure and support functions direct costs increased CHF 12.5 million or 92.6% during 2023, as compared to 2022, primarily due to higher BTS related costs, inflation and non-recurring other items offset in indirect cost.

Personnel expenses

	Year ended December 31,				Increase (decrease)
	2023		2022		CHF		%
	in millions, except percentages
Residential customers	CHF	157.2	CHF	157.9	CHF	(0.7)	(0.4)
Business customers and wholesale		79.7		78.7		1.0	1.3
Infrastructure and support functions		179.8		201.7		(21.9)	(10.9)

Total	CHF	416.7	CHF	438.3	CHF	(21.6)	(4.9)

Residential customers. Total residential customers personnel expenses decreased CHF 0.7 million or 0.4% during 2023, as compared to 2022, despite an increase of CHF 2.5 million attributable to the impact of acquisitions (representing mainly higher contract cost amortization in 2023 due to acquisition accounting in the Sunrise-UPC transaction). The decrease was primarily due to lower payroll expenses from lower residential customer staffing levels.

Business customers and wholesale. Total business customers and wholesale personnel expenses increased CHF 1.0 million or 1.3% during 2023, as compared to 2022, despite an increase of CHF 1.6 million attributable to the impact of acquisitions (representing mainly higher contract cost amortization in 2023 due to acquisition accounting in the Sunrise-UPC transaction). The decrease was primarily due to lower payroll expenses from lower business customer and wholesale staffing levels.

Infrastructure and support functions. Total infrastructure and support functions personnel expenses decreased CHF 21.9 million or 10.9% during 2023, as compared to 2022, primarily due to (i) lower pension expenses driven by the merger of the Sunrise and UPC pension plans in 2022 and (ii) lower incentive compensation costs driven by share-based compensation.

Other operating income and capitalized labor

	Year ended December 31,				Increase (decrease)
	2023		2022		CHF		%
	in millions, except percentages
Residential customers	CHF	9.1	CHF	8.5	CHF	0.6	7.1
Business customers and wholesale		7.3		7.4		(0.1)	(1.4)
Infrastructure and support functions		89.3		45.8		43.5	95.0

Total	CHF	105.7	CHF	61.7	CHF	44.0	71.3

Residential customers. Total residential customers other operating income and capitalized labor increased CHF 0.6 million or 7.1% during 2023, as compared to 2022, primarily due to an increase in capitalizable labor activities.

Business customers and wholesale. Total business customers and wholesale other operating income and capitalized labor decreased CHF 0.1 million or 1.4% during 2023, as compared to 2022, primarily due to a decrease in capitalizable labor activities.

Infrastructure and support functions. Total infrastructure and support functions other operating income and capitalized labor increased CHF 43.5 million or 95.0% during 2023, as compared to 2022, primarily due to (i) CHF 20.0 million of abandoned lease income in 2023 related to a former office building, (ii) CHF 17.2 million of income in 2023 related to an advance payment by Swisscom for an undisputed amount of overpayments by Sunrise for use of Swisscom’s copper network between 2013 and 2016 and (iii) an increase in capitalizable labor activities costs.

Other operating expenses

	Year ended December 31,				Increase
	2023		2022		CHF		%
	in millions, except percentages
Residential customers	CHF	269.4	CHF	268.4	CHF	1.0	0.4
Business customers and wholesale		43.0		40.4		2.6	6.4
Infrastructure and support functions		446.4		441.4		5.0	1.1

Total	CHF	758.8	CHF	750.2	CHF	8.6	1.1

Residential customers. Total residential customers other operating expenses increased CHF 1.0 million or 0.4% during 2023, as compared to 2022, including an increase of CHF 7.3 million attributable to the impact of acquisitions (representing mainly higher contract amortization in 2023 due to acquisition accounting in the Sunrise-UPC transaction and to a lesser extent, the EBLT partner network acquisition). Excluding this impact, the decrease was primarily due to lower marketing costs due to the phase-out of costs to capture synergies related to the rebranding after the Sunrise-UPC transaction, partially offset by higher consultancy and outsourcing spend.

Business customers and wholesale. Total business customers and wholesale other operating expenses increased CHF 2.6 million or 6.4% during 2023, as compared to 2022, primarily due to higher consultancy and outsourcing spend.

Infrastructure and support functions. Total infrastructure and support functions other operating expenses increased CHF 5.0 million or 1.1% during 2023, as compared to 2022, including an increase of CHF 4.5 million attributable to the impact of the EBLT partner network acquisition. Excluding this impact, the increase was primarily due to higher energy costs.

Depreciation and amortization. Total depreciation and amortization, including depreciation and amortization of RoU assets, decreased CHF 54.1 million or 4.6% during 2023, as compared to 2022, primarily due to the net effect of (i) a decrease associated with certain assets becoming fully depreciated and (ii) an increase associated with property and equipment and intangible asset additions related to the installation of CPE, the expansion and upgrade of networks and other capital initiatives.

Operating income (loss). Operating income (loss) increased CHF 96.1 million or 112.5% during 2023, as compared to 2022, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income increased CHF 118.0 million or 25.8% during 2023, as compared to 2022, primarily due to the net effect of (i) an increase in foreign currency transaction gains related to non-CHF denominated third-party debt driven by the positive impact of changes in foreign currency exchange rates and (ii) a decrease in realized and unrealized gains on derivative instruments, mainly driven by changes in foreign currency exchange rates.

Financial expenses. Financial expenses increased CHF 617.0 million or 181.4% during 2023, as compared to 2022, primarily due to higher realized and unrealized losses on derivative instruments, mainly driven by changes in foreign currency exchange rates.

Income tax benefit. Sunrise recognized income tax benefit of CHF 59.9 million and CHF 50.7 million during 2023 and 2022, respectively. The income tax benefit during 2023 differs from the expected income tax benefit of CHF 68.4 million (based on the Swiss domestic income tax rate of 18.4%), primarily due to the impact of non-deductible items. The income tax benefit during 2022 differs from the expected income tax expense of CHF 6.1 million (based on the Swiss domestic income tax rate of 18.4%), primarily due to changes in the recognition of deferred tax assets, partially offset by the effect of income taxed at differing tax rates.

Net income (loss). Net income (loss) decreased CHF 396.2 million or 471.7% during 2023, as compared to 2022, due to the aforementioned changes in the above items.

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by Sunrise’s chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to Net income (loss) (the most directly comparable IFRS financial measure) within the Summary Financial Information and Operating Data of Sunrise section above. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the consolidated statements of operations. The following table sets forth the Adjusted EBITDAaL of Sunrise’s reportable segments, as well as its consolidated Adjusted EBITDAaL:

	Year ended December 31,				Increase (decrease)
	2023		2022		CHF		%
	in millions, except percentages
Residential customers	CHF	1,241.0	CHF	1,279.4	CHF	(38.4)	(3.0)
Business customers and wholesale		379.0		362.5		16.5	4.6
Infrastructure and support functions		(576.4)		(584.1)		7.7	1.3

Consolidated Adjusted EBITDAaL	CHF	1,043.6	CHF	1,057.8	CHF	(14.2)	(1.3)

Adjusted EBITDAaL margin. The following table sets forth the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of Sunrise’s reportable segments:

	Year ended December 31,
	2023	2022
Residential customers	55.2%	56.2%
Business customers and wholesale	48.8%	48.2%
Infrastructure and support functions	N.M.	N.M.

N.M. – Not Meaningful

Residential customers. Total residential customers Adjusted EBITDAaL decreased CHF 38.4 million or 3.0% during 2023, as compared to 2022. The decrease was mainly due to the net effect of (i) the aforementioned revenue decrease of CHF 28.3 million or 1.2% during 2023, as compared to 2022, (ii) flat direct costs, (iii) flat indirect costs and (iv) an increase in lease-related expenses of CHF 11.1 million or 28.0% during 2023, as compared to 2022, primarily driven by additional leased lines. The Adjusted EBITDAaL margin decreased by 1.0% during 2023, as compared to 2022, due to a higher relative decrease in Adjusted EBITDAaL as compared to revenue.

Business customers and wholesale. Total business customers and wholesale Adjusted EBITDAaL increased CHF 16.5 million or 4.6% during 2023, as compared to 2022. The increase was mainly due to the net effect of (i) the aforementioned revenue increase of CHF 24.2 million or 3.2% during 2023, as compared to 2022, (ii) the aforementioned increase in direct costs of CHF 3.3 million or 1.2% during 2023, as compared to 2022 and (iii) an increase in indirect costs of CHF 3.7 million or 3.3% during 2023, as compared to 2022 primarily driven by the aforementioned increase in other operating expenses (excluding, in each case, expenses for share-based compensation, restructuring and other). The Adjusted EBITDAaL margin increased by 0.6% during 2023, as compared to 2022, due to a higher relative increase in Adjusted EBITDAaL as compared to revenue.

Infrastructure and support functions. Total infrastructure and support functions Adjusted EBITDAaL increased CHF 7.7 million or 1.3% during 2023, as compared to 2022. The increase was mainly due to the net effect (i) the aforementioned revenue increase of CHF 4.1 million or 55.4% during 2023, as compared to 2022, (ii) the aforementioned increase in direct costs of CHF 12.5 million or 92.6% during 2023, as compared to 2022, (iii) an increase in indirect costs of CHF 10.6 million or 2.5% during 2023, as compared to 2022, reflecting the net effect of (a) the aforementioned decrease in personnel expenses, (b) the aforementioned increase in other operating income and capitalized labor and (c) the aforementioned increase in other operating expenses (excluding expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 26.7 million or 16.6% during 2023, as compared to 2022, primarily due to the consolidation of the headquarters after the Sunrise-UPC transaction.

2022 compared to 2021

	Year ended December 31,				Increase (decrease)
	2022		2021		CHF		%
	in millions, except percentages
Revenue	CHF	3,035.2	CHF	3,035.7	CHF	(0.5)	—
Direct costs		(819.6)		(826.6)		(7.0)	(0.8)
Personnel expenses		(438.3)		(438.1)		0.2	—
Other operating income and capitalized labor		61.7		158.5		(96.8)	(61.1)
Other operating expenses		(750.2)		(753.3)		(3.1)	(0.4)

Operating income before depreciation and amortization		1,088.8		1,176.2		(87.4)	(7.4)
Depreciation of RoU assets		(145.4)		(129.9)		15.5	11.9
Depreciation and amortization		(1,028.8)		(995.6)		33.2	3.3

Operating income (loss)		(85.4)		50.7		(136.1)	(268.4)

Financial income		456.7		235.6		221.1	93.8
Financial expenses		(340.2)		(420.3)		(80.1)	(19.1)
Share of gains (losses) of affiliates, net		2.2		2.8		(0.6)	(21.4)

Income (loss) before taxes		33.3		(131.2)		164.5	(125.4)
Income tax benefit		50.7		62.6		(11.9)	(19.0)

Net income (loss)	CHF	84.0	CHF	(68.6)	CHF	152.6	222.4

Direct costs

	Year ended December 31,				Increase (decrease)
	2022		2021		CHF		%
	in millions, except percentages
Residential customers	CHF	538.4	CHF	568.0	CHF	(29.6)	(5.2)
Business customers and wholesale		267.7		249.0		18.7	7.5
Infrastructure and support functions		13.5		9.6		3.9	40.6

Total	CHF	819.6	CHF	826.6	CHF	(7.0)	(0.8)

Residential customers. Total residential customers direct costs decreased CHF 29.6 million or 5.2% during 2022, as compared to 2021, primarily due to the net effect of (i) a decrease in interconnect and access costs driven by cost synergies from the Sunrise-UPC transaction (migration of legacy UPC mobile customers to the Sunrise mobile network), (ii) a decrease in TV programming and copyright costs driven by non-renewal of certain content rights and (iii) an increase in mobile handset and other device costs driven by higher handset sales volumes.

Business customers and wholesale. Total business customers and wholesale direct costs increased CHF 18.7 million or 7.5% during 2022, as compared to 2021, primarily due to (i) an increase in mobile handset and other device costs driven by higher handset sales volumes and (ii) higher voice hubbing activity costs driven by higher voice hubbing revenues.

Infrastructure and support functions. Total infrastructure and support functions direct costs increased CHF 3.9 million or 40.6% during 2022, as compared to 2021, primarily driven by higher BTS costs and inflation.

Personnel expenses

	Year ended December 31,				Increase (decrease)
	2022		2021		CHF		%
	in millions, except percentages
Residential customers	CHF	157.9	CHF	165.4	CHF	(7.5)	(4.5)
Business customers and wholesale		78.7		81.1		(2.4)	(3.0)
Infrastructure and support functions		201.7		191.6		10.1	5.3

Total	CHF	438.3	CHF	438.1	CHF	0.2	—

Residential customers. Total residential customer personnel expenses decreased CHF 7.5 million or 4.5% during 2022, as compared to 2021, despite an increase of CHF 2.0 million attributable to the impact of acquisitions (representing mainly higher contract cost amortization in 2022 due to acquisition accounting in the Sunrise-UPC transaction). The decrease was primarily due to lower residential customer payroll expenses from lower staffing levels driven by cost synergies coming from the Sunrise-UPC transaction and the related restructuring in 2021.

Business customers and wholesale. Total business customers and wholesale personnel expenses decreased CHF 2.4 million or 3.0% during 2022, as compared to 2021, despite an increase of CHF 2.2 million attributable to the impact of acquisitions (representing mainly higher contract cost amortization in 2022 due to acquisition accounting in the Sunrise-UPC transaction). The decrease was primarily due to lower business customer payroll expenses from lower staffing levels driven by cost synergies coming from the Sunrise-UPC transaction and the related restructuring in 2021.

Infrastructure and support functions. Total infrastructure and support functions personnel expenses increased CHF 10.1 million or 5.3% during 2022, as compared to 2021, primarily due to (i) higher pension expenses driven by the integration of Sunrise and UPC businesses in 2022, (ii) higher incentive compensation costs driven by share based compensation and (iii) lower payroll expenses from lower staffing levels driven by cost synergies coming from the Sunrise-UPC transaction and the related restructuring in 2021.

Other operating income and capitalized labor

	Year ended December 31,				Increase (decrease)
	2022		2021		CHF		%
	in millions, except percentages
Residential customers	CHF	8.5	CHF	6.1	CHF	2.4	39.3
Business customers and wholesale		7.4		6.3		1.1	17.5
Infrastructure and support functions		45.8		146.1		(100.3)	(68.7)

Total	CHF	61.7	CHF	158.5	CHF	(96.8)	(61.1)

Residential customers. Total residential customer other operating income and capitalized labor increased CHF 2.4 million or 39.3% during 2022, as compared to 2021, primarily due to an increase in capitalizable labor activities.

Business customers and wholesale. Total business customers and wholesale other operating income and capitalized labor increased CHF 1.1 million or 17.5% during 2022, as compared to 2021, primarily due to an increase in capitalizable labor activities.

Infrastructure and support functions. Total infrastructure and support functions other operating income and capitalized labor decreased CHF 100.3 million or 68.7% during 2022, as compared to 2021, primarily due to CHF 100 million of income in 2021 related to the settlement agreement with Swisscom.

Other operating expenses

	Year ended December 31,				Increase (decrease)
	2022		2021		CHF		%
	in millions, except percentages
Residential customers	CHF	268.4	CHF	245.3	CHF	23.1	9.4
Business customers and wholesale		40.4		40.6		(0.2)	(0.5)
Infrastructure and support functions		441.4		467.4		(26.0)	(5.6)

Total	CHF	750.2	CHF	753.3	CHF	(3.1)	(0.4)

Residential customers. Total residential customer other operating expenses increased CHF 23.1 million or 9.4% during 2022, as compared to 2021, including an increase of CHF 10.9 million attributable to the impact of acquisitions (representing mainly higher contract cost amortization in 2022 due to acquisition accounting in the Sunrise-UPC transaction). Excluding this impact, the increase is primarily due to the net effect of (i) lower restructuring spend related to the Sunrise-UPC transaction, (ii) an increase in external sales and marketing costs driven by cost to capture synergies (rebranding spend related to the Sunrise-UPC transaction) and additional sponsorship spend and (iii) higher customer service costs driven by cost to capture synergies (customer migration initiatives related to the Sunrise-UPC transaction) as well as contact center outsourcing.

Business customers and wholesale. Total business customers and wholesale other operating expenses decreased CHF 0.2 million or 0.5% during 2022, as compared to 2021, including an increase of CHF 2.0 million attributable to the impact of acquisitions (representing mainly higher contract cost amortization in 2022 due to acquisition accounting in the Sunrise-UPC transaction). The decrease was primarily due to lower restructuring spend related to the Sunrise-UPC transaction and lower business service costs across the organization driven by lower consultancy spend related to the Sunrise-UPC transaction.

Infrastructure and support functions. Total infrastructure and support functions other operating expenses decreased CHF 26.0 million or 5.6% during 2022, as compared to 2021, primarily due to the net effect of (i) lower restructuring spend related to the Sunrise-UPC transaction, (ii) lower related party charges from Liberty Global and (iii) an increase in bad debt expense partially driven by an increase associated with the sale of certain handset receivables.

Depreciation and amortization. Total depreciation and amortization (including depreciation of RoU assets) increased CHF 48.7 million or 4.3% during 2022, as compared to 2021, primarily due to the net effect of (i) an increase associated with property and equipment and intangible asset additions related to the installation of CPE, the expansion and upgrade of networks and other capital initiatives and (ii) a decrease associated with certain assets becoming fully depreciated.

Operating income (loss). Operating income (loss) decreased CHF 136.1 million or 268.4% during 2022, as compared to 2021, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income increased CHF 221.1 million or 93.8% during 2022, as compared to 2021, primarily due to (i) an increase in realized and unrealized gains on derivative instruments driven by changes in interest and foreign currency exchange rates and (ii) an increase in foreign currency transaction gains driven by the positive impact of changes in foreign currency exchange rates.

Financial expenses. Financial expenses decreased CHF 80.1 million or 19.1% during 2022, as compared to 2021, primarily due to a decrease in losses on debt extinguishment driven by a reduction in debt refinancing activities.

Income tax benefit. Sunrise recognized income tax benefit of CHF 50.7 million and CHF 62.6 million during 2022 and 2021, respectively. The income tax benefit during 2022 and 2021 differs from the expected income tax benefit (expense) of (CHF 6.1 million) and CHF 24.2 million (based on the Swiss domestic income tax rate of 18.4%), respectively in such periods, primarily due to changes in the recognition of deferred tax assets, partially offset by the effect of income taxed at differing tax rates.

Net income (loss). Net income (loss) increased CHF 152.6 million or 222.4% during 2022, as compared to 2021, as a result of the aforementioned changes in revenue and expenses.

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by Sunrise’s chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to Net income (loss) (the most directly comparable IFRS financial measure) within the Summary Financial Information and Operating Data of Sunrise section above. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the consolidated statements of operations. The following table sets forth the Adjusted EBITDAaL of Sunrise’s reportable segments, as well as its consolidated Adjusted EBITDAaL:

	Year ended December 31,				Increase (decrease)
	2022		2021		CHF		%
	in millions, except percentages
Residential customers	CHF	1,279.4	CHF	1,313.6	CHF	(34.2)	(2.6)
Business customers and wholesale		362.5		339.5		23.0	6.8
Infrastructure and support functions		(584.1)		(536.8)		(47.3)	(8.8)

Consolidated Adjusted EBITDAaL	CHF	1,057.8	CHF	1,116.3	CHF	(58.5)	(5.2)

The following table sets forth the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of Sunrise’s reportable segments:

	Year ended December 31,
	2022	2021
Residential customers	56.2%	56.8%
Business customers and wholesale	48.2%	47.6%
Infrastructure and support functions	N.M.	N.M.

N.M. – Not Meaningful

Residential customers. Total residential customers Adjusted EBITDAaL decreased CHF 34.2 million or 2.6% during 2022, as compared to 2021. The decrease was mainly due to the net effect of (i) the aforementioned decrease in revenues of CHF 39.1 million or 1.7% during 2022, as compared to 2021, (ii) the aforementioned decrease in direct costs of CHF 29.6 million or 5.2% during 2022, as compared to 2021, (iii) an increase in indirect costs of CHF 13.2 million or 3.3% during 2022, as compared to 2021, reflecting (a) the aforementioned decrease in personnel expenses, (b) the aforementioned increase of other operating income and capitalized labor and (c) the aforementioned increase in other operating expenses (excluding, in each case, expenses for share-based compensation, restructuring and other), and (iv) an increase in lease-related expenses of CHF 11.5 million or 40.5% during 2022, as compared to 2021, primarily driven by additional leased lines. The Adjusted EBITDAaL margin decreased by 0.5% during 2022, as compared to 2021, due to a higher relative decrease in Adjusted EBITDAaL as compared to revenue.

Business customers and wholesale. Total business customers and wholesale Adjusted EBITDAaL increased CHF 23.0 million or 6.8% during 2022, as compared to 2021. The increase was mainly due to the net effect of (i) the aforementioned revenue increase of CHF 39.0 million or 5.5% during 2022, as compared to 2021, (ii) the aforementioned increase in direct costs of CHF 18.7 million or 7.5% during 2022, as compared to 2021, and (iii) a decrease in indirect costs of CHF 3.7 million or 3.2% during 2022, as compared to 2021, reflecting the aforementioned decrease in personnel expenses (excluding expenses for share-based compensation, restructuring and other). The Adjusted EBITDAaL margin increased by 0.6% during 2022, as compared to 2021, due to a higher relative increase in Adjusted EBITDAaL as compared to revenue.

Infrastructure and support functions. Total infrastructure and support functions Adjusted EBITDAaL decreased CHF 47.3 million or 8.8% during 2022, as compared to 2021. The decrease was mainly due to the net effect of (i) the aforementioned revenue decrease of CHF 0.4 million or 5.1% during 2022, as compared to 2021, (ii) the aforementioned increase in direct costs of CHF 3.9 million or 40.6% during 2022, as compared to 2021, (iii) an increase in indirect costs of CHF 36.5 million or 9.6% during 2022, as compared to 2021, reflecting (a) the aforementioned increase in personnel expenses and (b) the aforementioned increase in other operating expenses (excluding, in each case, expenses for share-based compensation, restructuring and other), and (iv) an increase in lease-related expenses of CHF 6.4 million or 6.8% during 2022, as compared to 2021, primarily driven by additions to infrastructure leases.

Liquidity and Capital Resources

Sources and Uses of Cash

Cash and Cash Equivalents

At December 31, 2023, Sunrise had cash and cash equivalents of CHF 4.8 million, all of which were held by its subsidiaries. The terms of the instruments governing the indebtedness of certain of these subsidiaries may restrict Sunrise’s ability to access the liquidity of these subsidiaries. In addition, Sunrise’s ability to access the liquidity of its subsidiaries may be limited by tax, legal considerations and other factors.

Corporate Liquidity of Sunrise

As Sunrise typically does not hold significant amounts of cash and cash equivalents at the corporate level, its primary source of corporate liquidity consists of, subject to the restrictions noted above, proceeds in the form of distributions or loans from its subsidiaries. From time to time, Sunrise may also supplement its sources of corporate liquidity with net proceeds received in connection with the issuance of debt instruments. No assurance can be given that any external funding will be available on favorable terms, or at all.

Sunrise’s corporate liquidity requirements include (i) corporate general and administrative expenses, (ii) interest payments on the Sunrise Holding Senior Notes and (iii) dividends and other returns of capital. From time to time, Sunrise may also require cash in connection with (i) the repayment of third-party debt (including the repurchase or exchange of outstanding debt securities in the open market or privately-negotiated transactions) and, until the spin-off, related-party debt, (ii) the satisfaction of contingent liabilities, (iii) acquisitions, (iv) other investment opportunities or (v) income tax payments.

Liquidity of Consolidated Operating Entities

In addition to cash and cash equivalents, the primary source of liquidity of Sunrise’s consolidated operating entities is cash provided by operations and any borrowing availability under the Sunrise Holding Bank Facility. For the details of the borrowing availability under the Sunrise Holding Bank Facility at December 31, 2023, see note 22 to the audited historical consolidated financial statements of Sunrise included as Annex F to this proxy statement/prospectus. Sunrise’s consolidated operating entities’ liquidity is generally used to fund (i) property and equipment additions, (ii) debt service requirements, (iii) payments required by derivative instruments and (iv) payments associated with defined benefit plans, as well as to settle certain commitments that are not included on the December 31, 2023 consolidated balance sheet. In this regard, Sunrise has significant commitments related to (a) certain operating costs associated with networks, (b) purchase obligations associated with CPE and certain service-related commitments and (c) programming studio output and sports rights contracts. These obligations are expected to represent a significant liquidity requirement of Sunrise’s consolidated operating entities, a significant portion of which is due over the next 12 to 24 months. For additional information regarding commitments, see note 17 to the consolidated financial statements.

From time to time, Sunrise’s consolidated operating entities may also require liquidity in connection with (i) acquisitions and other investment opportunities, (ii) loans and capital distributions to their intermediate holding companies or (iii) the satisfaction of contingent liabilities. No assurance can be given that any external funding would be available to its consolidated operating entities on favorable terms, or at all.

For additional information regarding Sunrise’s consolidated cash flows, see the discussion under Consolidated Statements of Cash Flows below.

Capitalization

At December 31, 2023, the outstanding principal amount of Sunrise’s consolidated third-party debt, together with the present value of its lease obligations, aggregated CHF 6.7 billion, including CHF 0.4 billion that is classified as current on the consolidated balance sheet and CHF 4.9 billion that is not due until 2029 or thereafter.

As of December 31, 2023, Sunrise was in compliance with its debt covenants. In addition, Sunrise does not anticipate any instances of non-compliance with respect to any debt covenants that would have a material adverse impact on its liquidity during the next 12 months.

Notwithstanding its negative working capital position at December 31, 2023, Sunrise believes it has sufficient resources to repay or refinance the current portion of its debt and lease obligations and to fund foreseeable liquidity requirements during the next 12 months. However, as maturing debt grows in later years,

Sunrise anticipates it will seek to refinance or otherwise extend its debt maturities. No assurance can be given that Sunrise will be able to complete these refinancing transactions or otherwise extend its debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign debt concerns or any adverse regulatory developments could impact the credit markets Sunrise accesses and, accordingly, its future liquidity and financial position. Sunrise’s ability to access debt financing on favorable terms, or at all, could be adversely impacted by (i) the financial failure of any of its counterparties, which could (a) reduce amounts available under committed credit facilities and (b) adversely impact its ability to access cash deposited with any failed financial institution and (ii) tightening of the credit markets. In addition, sustained or increased competition, particularly in combination with adverse economic or regulatory developments, could have an unfavorable impact on Sunrise’s cash flows and liquidity.

For additional information regarding debt and lease obligations, see notes 22 and 12, respectively, to the consolidated financial statements.

Consolidated Statements of Cash Flows

2023 compared to 2022

Summary. The 2023 and 2022 consolidated statements of cash flows are summarized as follows:

	Year ended December 31,
	2023		2022		Change
	in millions
Net cash provided by operating activities	CHF	1,201.5	CHF	1,252.7	CHF	(51.2)
Net cash used by investing activities		(760.6)		(543.0)		(217.6)
Net cash used by financing activities		(440.1)		(714.0)		273.9
Effect of exchange rate changes on cash		1.7		1.1		0.6

Net increase (decrease) in cash and cash equivalents	CHF	2.5	CHF	(3.2)	CHF	5.7

Operating Activities. The increase in net cash provided by operating activities is primarily attributable to (i) an increase in cash provided due to higher net cash receipts related to derivative instruments and (ii) an increase in cash provided by working capital items driven by the positive impact of timing of cash payments and receipts of operating assets and liabilities, which more than offset the negative impact of CHF 110.3 million of proceeds related to the sale of certain handset receivables in 2022.

Investing Activities. The increase in net cash used by investing activities is primarily attributable to the net effect (i) an increase in cash used of CHF 133.8 million due to higher net advances to related parties, (ii) an increase in cash used of CHF 85.1 million associated with higher net cash paid for acquisitions associated with the acquisition of the EBLT partner network, (iii) an increase in cash used of CHF 50.6 million due to higher capital expenditures due to the timing of payments for capital-related accrued liabilities and (iv) a decrease in cash used of CHF 35.8 million associated with lower cash paid for equity-accounted investees related to the acquisition of CH Media TV AG in 2022.

The capital expenditures Sunrise reports in its consolidated statements of cash flows do not include amounts that are financed under capital-related vendor financing. Instead, these amounts are reflected as non-cash additions to property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. A reconciliation of Sunrise’s consolidated property and equipment additions to the capital expenditures reported in the consolidated statements of cash flows is set forth below:

	Year ended December 31,
	2023		2022
	in millions
Property, plant and equipment and intangible asset additions	CHF	537.7	CHF	698.6
Assets acquired under vendor financing		(77.6)		(117.5)
Changes in current liabilities related to capital expenditures (including related-party amounts)		7.9		(163.7)

Capital expenditures	CHF	468.0	CHF	417.4

The decrease in Sunrise’s property, plant and equipment and intangible asset additions during 2023, as compared to 2022, is primarily attributable to the net effect of (i) a decrease related to the acquisition of broadcasting rights for the Swiss Ice Hockey Federation in 2022, (ii) a decrease in expenditures to support new customer products and operational efficiency initiatives, and (iii) a decrease in expenditures for new build and upgrade projects and (iv) an increase in expenditures for the purchase and installation of CPE. In 2023 and 2022, Sunrise’s property, plant and equipment and intangible asset additions represented 17.7% and 23.0% of revenue, respectively.

Financing Activities. The decrease in net cash used by financing activities is primarily attributable to the net effect of (i) a decrease in cash used of CHF 899.4 million due to lower net repayments of third-party debt, (ii) an increase in cash used of CHF 806.6 million due to lower related-party receipts, (iii) a decrease in cash used of CHF 132.3 million due to higher cash receipts of interest related to derivative instruments, (iv) a decrease in cash used of CHF 110.9 million due to lower net repayments of vendor financing and (v) an increase in cash used of CHF 93.2 million due to higher payments of interest driven by higher weighted average interest rates and a higher average outstanding debt balance.

2022 compared to 2021

Summary. The 2022 and 2021 consolidated statements of cash flows are summarized as follows:

	Year ended December 31,
	2022		2021		Change
	in millions
Net cash provided by operating activities	CHF	1,252.7	CHF	1,265.1	CHF	(12.4)
Net cash used by investing activities		(543.0)		(333.2)		(209.8)
Net cash used by financing activities		(714.0)		(945.4)		231.4
Effect of exchange rate changes on cash		1.1		0.1		1.0

Net decrease in cash and cash equivalents	CHF	(3.2)	CHF	(13.4)	CHF	10.2

Operating Activities. The increase in net cash provided by operating activities is primarily attributable to (i) an increase in cash provided by working capital items driven by the timing of cash payments and receipts of operating assets and liabilities, and CHF 110.3 million of proceeds related to the sale of certain handset receivables and (ii) an increase in cash provided due to higher net cash receipts related to derivative instruments.

Investing Activities. The increase in net cash used by investing activities is primarily attributable to (i) an increase in cash used of CHF 73.3 million due to higher net advances to related parties, (ii) an increase in cash used of CHF 63.6 million due to higher capital expenditures due to the timing of payments for capital-related accrued liabilities and (iii) an increase in cash used of CHF 35.8 million associated with higher cash paid for equity-accounted investees related to the acquisition of CH Media TV AG.

A reconciliation of Sunrise’s consolidated property and equipment additions to the capital expenditures reported in the consolidated statements of cash flows is set forth below:

	Year ended December 31,
	2022	2021
	in millions
Property, plant and equipment and intangible asset additions	CHF 698.6	CHF 553.0
Assets acquired under vendor financing	(117.5)	(229.2)
Changes in current liabilities related to capital expenditures (including related-party amounts)	(163.7)	30.0

Capital expenditures	CHF 417.4	CHF 353.8

The increase in Sunrise’s property, plant and equipment and intangible asset additions during 2022, as compared to 2021, is primarily attributable to the net effect of (i) an increase related to the acquisition of broadcasting rights for the Swiss Ice Hockey Federation in 2022, (ii) baseline expenditures, including network improvements and expenditures for property and facilities and information technology systems, (iii) expenditures for new build and upgrade projects, (iv) expenditures to support new customer products and operational efficiency initiatives and (v) expenditures for the purchase and installation of CPE. In 2022 and 2021, Sunrise’s property, plant and equipment and intangible asset additions represented 23.0% and 18.2% of revenue, respectively.

Financing Activities. The decrease in net cash used by financing activities is primarily attributable to the net effect of (i) a decrease in cash used of CHF 1,173.0 million associated with higher related-party receipts due to the net effect of (a) a CHF 806.6 million contribution received in 2022 and (b) a CHF 366.4 million repayment in 2021 associated with a related-party note, (ii) an increase in cash used of CHF 875.5 million due to higher net repayments of third-party debt, (iii) an increase in cash used of CHF 192.0 million due to higher net payments related to derivatives due to the early settlement of derivative contracts associated with repayment of third-party debt disclosed above, (iv) a decrease in cash used of CHF 106.0 million due to lower net repayments of vendor financing, (v) a decrease in cash used of CHF 64.8 million related to the acquisition of shares from a noncontrolling interest in 2021, (vi) an increase in cash used of CHF 31.3 million due to higher payments of interest driven by higher weighted average interest rates and (vii) a decrease in cash used of CHF 28.4 million due to higher net cash receipts of interest related to derivative instruments.

Quantitative and Qualitative Disclosures about Market Risk

Sunrise is exposed to market risk in the normal course of business operations due to its ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in foreign currency exchange rates and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future profits. As further described below, Sunrise has established policies, procedures and processes governing the management of market risks and the use of derivative instruments to manage exposure to such risks.

Cash

Sunrise invests its cash in highly liquid instruments that meet high credit quality standards. At December 31, 2023, substantially all of Sunrise’s consolidated cash balance was denominated in Swiss francs.

Foreign Currency Risk

Refer to note 23 Financial Instruments & Risk in the notes to the consolidated financial statements.

Interest Rate Risk

Refer to note 23 Financial Instruments & Risk in the notes to the consolidated financial statements.

Projected Cash Flows Associated with Derivative Instruments

The following table provides information regarding the projected cash flows associated with derivative instruments. The Swiss franc equivalents presented below are based on interest rate projections and exchange rates as of December 31, 2023. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments or receipts required in future periods. For additional information regarding derivative instruments, including counterparty credit risk, see note 23 to the consolidated financial statements.

	Payments (receipts) due during:												Total
	2024		2025		2026		2027		2028		Thereafter
	in millions
Projected derivative cash payments (receipts), net:
Principal-related (a)	CHF	—	CHF	151.8	CHF	77.7	CHF	—	CHF	59.9	CHF	361.2	CHF	650.6
Interest-related (b)		(64.0)		(125.2)		(96.5)		(86.2)		(82.9)		(37.3)		(492.1)
Other (c)		2.3		—		—		—		—		—		2.3

Total	CHF	(61.7)	CHF	26.6	CHF	(18.8)	CHF	(86.2)	CHF	(23.0)	CHF	323.9	CHF	160.8

(a)	Includes the principal-related cash flows of cross-currency swap contracts.
(b)	Includes (i) the cash flows of interest rate cap, floor, and swap contracts and (ii) the interest-related cash flows of cross-currency and interest rate swap contracts.
(c)	Includes amounts related to foreign currency forward contracts.

SUNRISE DIRECTORS AND EXECUTIVE COMMITTEE

Set out below is certain information in relation to the Sunrise Board and Executive Committee expected to be in place at the time of the spin-off, as well as a brief description of certain significant provisions of Sunrise’s articles of association, Sunrise’s organizational regulations (Organisationsreglement) (the “Organizational Regulations”), the Swiss Code of Obligations and other Swiss laws and regulations. This description does not purport to be complete and is qualified in its entirety by reference to Sunrise’s articles of association, the Organizational Regulations, the Swiss Code of Obligations and such other laws and regulations as in effect on the date of this proxy statement/prospectus. See “Description of Sunrise Shares following the Spin-off” and “Comparison of Rights of Holders of Liberty Global Common Shares Prior to the Spin-Off with Rights of Holders of Sunrise Shares Following the Spin-Off.”

The Sunrise Board

Sunrise’s articles of association provide that the Sunrise Board will consist of no fewer than three and no more than nine members.

Upon completion of the spin-off, the Sunrise Board is currently expected to consist of seven members, including the persons named below under “—Sunrise Directors,” each of whom has consented to be named in this proxy statement/prospectus.

Election and term of office

All Sunrise Directors, including the Sunrise Chair, will be elected, and may only be removed, by a resolution of the general meeting of shareholders. The maximum term of office for a Sunrise Director is the time period between the annual general meeting of shareholders (ordentliche Generalversammlung) at which a Sunrise Director is elected and the next annual general meeting of shareholders, which must be held within six months after the end of each financial year, or, if a Sunrise Director is elected at an extraordinary general meeting of shareholders (ausserordentliche Generalversammlung), between such extraordinary general meeting of shareholders and the next annual general meeting of shareholders. Re-election is permitted. If the office of the Sunrise Chair is vacant, the Sunrise Board will appoint a new Sunrise Chair from among the Sunrise Directors for a term of office extending until the next annual general meeting of shareholders.

Powers and duties

The Sunrise Board will have the overall responsibility for overseeing, directing and supervising the management of Sunrise and its affiliates. It will also have the authority to decide any matter that must be submitted to the Sunrise Board according to the Organizational Regulations, or any other business concerning the management of Sunrise. The Sunrise Board’s non-transferable and inalienable duties will include:

•	the ultimate direction of Sunrise and the issuance of the necessary instructions in this regard;

•	the determination of Sunrise’s organization;

•	the structuring of the accounting system, financial controls and financial planning;

•

the appointment, dismissal and ultimate supervision (in particular, with respect to compliance with law, Sunrise’s articles of association and the Organizational Regulations) of the persons entrusted with management and representation of Sunrise;

•	the determination and granting of signatory power on behalf of Sunrise;

•	the preparation of the annual report, the compensation report and, if applicable, the report on non-financial matters pursuant to article 964c CO and any other reports as required by law;

•

preparations for the general meeting of shareholders (including setting the meeting and notifying shareholders thereof, preparing meeting materials and overseeing meeting procedures) and the implementation of meeting resolutions;

•

the adoption of resolutions on the change of the share capital to the extent that such power is vested in the Sunrise Board, the adoption of resolutions confirming implementation of capital changes, the preparation of the report on the capital increase and the respective amendments of Sunrise’s articles of association;

•	the submission of a petition for debt-restructuring moratorium and a notification to the applicable court in case of over-indebtedness; and

•	other powers and duties reserved to the Sunrise Board by law or Sunrise’s articles of association and other powers and duties of the Sunrise Board as set out in the Swiss Merger Act.

The Sunrise Board will be entitled to elect from among the Sunrise Directors one or several vice-chairs (each, a “Sunrise Vice-Chair”) and appoint a secretary (the “Secretary”), who need not be a Sunrise Director. Sunrise’s articles of association and the Organizational Regulations provide that the Sunrise Board will meet at the invitation of the Sunrise Chair, of a Sunrise Vice-Chair or of another Sunrise Director, as often as the business of Sunrise requires, but at least four times a year, or whenever a Sunrise Director, indicating the reasons, so requests in writing or via e-mail or another form of electronic communication. The Sunrise Board resolutions will be passed by a majority of the votes cast. In the case of a tie, the Sunrise Chair or acting chairperson will have no casting vote. Subject to certain exceptions, the presence of a majority of the Sunrise Directors will constitute a quorum of the Sunrise Board. Resolutions will be permitted to be adopted by written or electronic consent of the majority of directors, unless a director requests discussion thereof.

In accordance with and subject to Swiss law, Sunrise’s articles of association and the Organizational Regulations, the Sunrise Board expects to form an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating committee (the “Nominating Committee”). For further information, see “—Committees of the Sunrise Board.” Further, in accordance with and subject to Swiss law, Sunrise’s articles of association and the Organizational Regulations, the Sunrise Board expects to delegate responsibility for the overall management of Sunrise to the Chief Executive Officer, who will be a member of the Executive Committee or the Executive Committee under the leadership of its Chief Executive Officer.

Sunrise Directors

The following table sets forth information regarding the individuals who are expected to serve as Directors of Sunrise following the spin-off. Other than as disclosed under “The Spin-Off—Sunrise Related Party Transactions,” none of the Directors has any significant business connection with the Sunrise group. There are no family relationships among individuals expected to serve as Directors or Executive Officers of Sunrise.

Name	Age	Position	Committee Membership
Michael T. Fries	61	Sunrise Chair

For the purposes of this proxy statement/prospectus, the business address of each Sunrise Director is Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland.

Set out below is a short description of each non-employee Sunrise Director’s business experience, education and activities:

Michael T. Fries. Mr. Fries, a U.S. citizen, has over 30 years of experience in the cable and media industry. He is the Chief Executive Officer and president of Liberty Global. He has held this role at Liberty Global since 2005. He is the Vice Chairman of the Liberty Board. Mr. Fries also serves as the executive Chairman of Liberty Latin America Ltd. Throughout his career, Mr. Fries received several recognitions, including induction into the Cable Hall of Fame and the Broadcasting & Cable Hall of Fame, Entrepreneur of the Year in Media, Entertainment and Communications (Ernst & Young) and Industry Leader of the Year (Digital TV Europe). Mr. Fries is director of Lions Gate Entertainment Corp., Lionsgate Studios Corp., Grupo Televisa S.A.B, as well as Cablelabs. He is also digital communications governor and steering committee member of the World Economic Forum, and trustee and finance committee member of the Paley Center for Media. Mr. Fries holds a B.A. from Wesleyan University and an M.B.A. from Columbia University.

Committees of the Sunrise Board

Before completion of the spin-off, Sunrise expects to form the three standing committees described below, with committee membership to be determined. The Sunrise Board may form additional ad-hoc and standing committees to address specific issues within the scope of its duties.

Compensation Committee

Beginning with Sunrise’s first annual general meeting of shareholders following completion of the spin-off, the members of the Compensation Committee will be elected individually by the annual general meeting of shareholders for a term of office until completion of the following annual general meeting of shareholders. Re-election is permitted.

Sunrise’s articles of association and the Organizational Regulations provide that the Compensation Committee will consist of not less than two but not more than four non-executive Sunrise Directors. In case of vacancies, the Sunrise Board may appoint substitute members for a term of office that continues until completion of the next annual general meeting of shareholders. The chairperson of the Compensation Committee is appointed by the Sunrise Board. Sunrise expects that at least a majority of the members of the Compensation Committee will be independent as defined in the Swiss Code of Best Practice for Corporate Governance of 2023, published by economiesuisse (the “Swiss Corporate Governance Code”).

The Compensation Committee will function pursuant to the Organizational Regulations and a written charter, which will include a description of the Compensation Committee’s responsibilities.

The Compensation Committee will have the power to procure any information and assistance from within Sunrise that it needs to discharge its responsibilities and is authorized to obtain subject-specific professional consultancy services from third parties at the expense of Sunrise.

The Compensation Committee will hold meetings as often as required, but in any event at least three times a year.

The initial members of the Compensation Committee will be determined before completion of the spin-off.

Nominating Committee

Sunrise expects that the Nominating Committee will consist of three Sunrise Directors. The chairperson and the other members of the Nominating Committee will be appointed by the Sunrise Board from among the Sunrise Directors. Sunrise expects that a majority of the members of the Nominating Committee will be independent as defined in the Swiss Corporate Governance Code.

The Nominating Committee will function pursuant to the Organizational Regulations and a written charter, which will include a description of the Nominating Committee’s responsibilities.

The Nominating Committee will have the power to procure any information and assistance from within Sunrise that it needs to discharge its responsibilities and is authorized to obtain subject-specific professional consultancy services from third parties at the expense of Sunrise.

The Nominating Committee will hold meetings as often as required, but in any event at least two times a year.

The initial members of the Nominating Committee will be determined before completion of the spin-off.

Audit Committee

Sunrise expects that the Audit Committee will consist of three non-executive Sunrise Directors, the majority of whom will be independent as defined in the Swiss Corporate Governance Code. A majority of the Audit Committee’s members, including its chair, will be experienced in financial and accounting matters. The chairperson and the other members of the Audit Committee will be appointed by the Sunrise Board.

The Audit Committee will function pursuant to the Organizational Regulations and a written charter, which will include a description of the Audit Committee’s responsibilities.

The Audit Committee will have the power to procure any information and assistance from within Sunrise that it needs to discharge its responsibilities and is authorized to obtain subject-specific professional consultancy services from third parties at the expense of Sunrise.

The Audit Committee will hold meetings as often as required, but in any event at least four times a year.

The initial members of the Audit Committee will be determined before completion of the spin-off.

Executive Committee

The Sunrise Board expects to delegate the responsibility for the overall management of Sunrise to the Chief Executive Officer or the Executive Committee under the leadership of the Chief Executive Officer pursuant and subject to the Organizational Regulations, with the exception of the specific duties that are explicitly stipulated as a board responsibility by law, Sunrise’s articles of association or the Organizational Regulations.

Members of the Executive Committee

The Executive Committee will be headed by the Chief Executive Officer and is expected to comprise nine members following the spin-off. The following table sets forth information regarding the individuals who are expected to serve as members of the Executive Committee immediately following the spin-off. The nine individuals listed below as of the date of this proxy statement/prospectus have the same roles in the executive committee of Sunrise.

Name	Age	Position
André Krause	54	Chief Executive Officer
Anna Maria Blengino	57	Chief Information Officer
Tobias Foster	49	Chief People Officer
Jany Fruytier	38	Chief Financial Officer
Stefan Fuchs	48	Chief Consumer Officer – Flanker Brands
Elmar Grasser	59	Chief Technology Officer
Marcel Huber	54	General Counsel & Chief Corporate Affairs Officer
Robert Redeleanu	49	Chief Business Officer
Christoph Richartz	46	Chief Consumer Officer – Main Brand

For purposes of this proxy statement/prospectus, the business address of each member of the Executive Committee is Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland.

Set out below is a short description of each Executive Committee member’s business experience, education and activities:

André Krause. Mr. Krause, a German citizen, is expected to continue to be the Chief Executive Officer of Sunrise, a position he has held since January 2020. Prior to this, Mr. Krause was the Chief Financial Officer of Sunrise, a position he had held since 2011. Prior to these roles, he spent seven years at Telefónica O2 Germany in Munich, first as vice president strategy and consulting (2004-2006), then as Chief Financial Officer (2006-2011). From 1999 until 2004, Mr. Krause was associate principal, as well as a member of the TIME practice at McKinsey & Company in Düsseldorf. From 1997 until 1999, he worked at Arthur Andersen in Düsseldorf as assistant in computer risk management and auditing. Mr. Krause holds a bachelor’s degree in economics from the University of Bielefeld.

Anna Maria Blengino. Ms. Blengino, a Swiss citizen, is expected to continue to be the Chief Information Officer of Sunrise, a position she has held since April 2023. After rejoining Sunrise Communications in 2017 as director of platform delivery, Ms. Blengino acted as the IT stream lead following the Sunrise-UPC transaction, and then, in her current role, became responsible for IT Strategy and Innovation. Prior to this, Ms. Blengino spent four years at UBS from 2014 to 2017, responsible for global worldwide automation shared services. Ms. Blengino has over 25 years of experience in the IT industry. Ms. Blengino has a master’s degree in engineering from Turin Polytechnic and holds an INSEAD Executive Leadership Business Administration and Management certification.

Tobias Foster. Mr. Foster, a Swiss citizen, is expected to continue to be the Chief People Officer of Sunrise, a position he has held since January 2019. Prior to this, he had various roles at AXA Insurance and Sunrise for 18 years, including as head of various finance departments, Director of Controlling of Sunrise from 2010 to 2014 and Director of Finance operations of Sunrise from 2015 to 2018. Mr. Foster holds a bachelor’s degree in business economy from the ZHAW Zurich University of Applied Sciences and has a master’s degree in Corporate Finance from the Lucerne University of Applied Sciences and Arts.

Jany Fruytier. Mr. Fruytier, a Dutch citizen, is expected to continue to be the Chief Financial Officer of Sunrise, a position he has held since December 2020. Before relocating to Switzerland, he was based in Warsaw, Poland and was Chief Financial Officer of UPC Eastern Europe beginning in February 2017. From 2014 to 2017, Mr. Fruytier served as manager of financial planning and analysis of UPC Central Europe in Zurich, Switzerland. Mr. Fruytier is a graduate of the European Business School London, with a Master of Science degree in International Business Management. He also holds an Honors bachelor of science degree in economics of business from the University of Amsterdam. He also completed studies on investment strategies at University of California, Berkeley.

Stefan Fuchs. Dr. Fuchs, a German citizen, is expected to continue to be Chief Consumer Officer—Flanker Brands of Sunrise, a position he has held since October 2023. Prior to this, he already has been responsible for the growth and all activities of the Flanker Brands (including strategy, brand, marketing and sales, product, customer operations and technology). Dr. Fuchs was Chief Marketing Officer of Sunrise from December 2020 until October 2022. Dr. Fuchs was Chief Commercial Officer of UPC from January 2020 until December 2020 and led commercial strategy, brand, marketing and sales, products and customer experience, after he served at UPC as Chief Marketing Officer from November 2018 until December 2019. Dr. Fuchs has been part of the Liberty Global Group for approximately 15 years. He has also held leading marketing positions with Virgin Media in London (Great Britain) and with Unitymedia in Cologne (Germany). From 2001 to 2007, he was active as a strategic management consultant for Booz Allen Hamilton and afterwards involved in establishing the start-up Entavio/HD Plus with SES Astra. Dr. Fuchs lectured and received his doctorate in Marketing & Media at

Bauhaus University, Weimar (Germany). Prior to this, Dr. Fuchs studied with the European Business Programme (EBP) in Münster (Germany), Rotterdam (Netherlands) and Fairfield (USA) and received both a German and Dutch bachelor’s degree in international business administration.

Elmar Grasser. Mr. Grasser, an Italian citizen, is expected to continue to be the Chief Technology Officer of Sunrise, a position he has held since April 2013. Before joining Sunrise, Mr. Grasser was chief technology officer at Orange Austria Telecommunications GmbH from 2008 to 2013. From 2006 to 2007, Mr. Grasser served as Chief Technology Officer for networks and IT at E-Plus Mobilfunk GmbH & Co. KG in Germany. He also served as Chief Technology Officer at tele.ring Telekom Service GmbH in Austria from 2004 until 2006. Mr. Grasser gained international management experience in various positions as a director of engineering for O2 Germany, O2 Limited London and Iridium until 2004. Before that, Mr. Grasser worked as an Engineer for Siemens in Austria, France and the USA. Mr. Grasser has a master’s degree in computer science from the Vienna University of Technology. In 2019, Mr. Grasser received a “CTO of the Year” award from Mobile Europe magazine in recognition of his role in connection with Sunrise’s 5G technology launch.

Marcel Huber. Mr. Huber, a Swiss citizen, is expected to continue to be the General Counsel and Chief Corporate Affairs Officer of Sunrise, a position he has held since November 2022. Mr. Huber was Chief Corporate Affairs Officer of Sunrise from December 2020 to October 2022. From 2019 to 2020, Mr. Huber served as Chief Administrative Officer & General Counsel and Secretary of the board of directors of Sunrise. From 2015 to 2018, Mr. Huber held several senior positions, including Chief Corporate Affairs and General Counsel, member of the management board and Corporate Secretary of the board of directors at Salt and its affiliates. From 2003 to 2015, he held senior management positions at Orange Communications AG (as Salt was called at the time) and Cablecom GmbH (purchased by Liberty Global in 2005 and renamed UPC Schweiz GmbH in 2011), including General Counsel and Corporate Secretary and Director Legal and Regulatory. Mr. Huber has a Master of Law from the University of Zurich.

Robert Redeleanu. Mr. Redeleanu, a Romanian citizen, is expected to continue to be the Chief Business Officer of Sunrise, a position he has held since April 2022. He is the former Chief Executive Officer of Liberty Global entities in Eastern Europe, a position he held between 2019 to 2022. Mr. Redeleanu has over 20 years of experience in telecommunications and fast-moving consumer good (“FMCG”) industries and has held a number of senior management roles within the Liberty Group since 2013. Mr. Redeleanu has served as Chief Executive Officer of UPC Romania for three years from 2015 to 2018 and was Chief Executive Officer of UPC Hungary from 2016 to 2019. Mr. Redeleanu was briefly in charge of the bigger Central and Eastern European region before Liberty Global exited the markets in the Czech Republic, Hungary, and Romania, after which he managed the entities in Poland and Slovakia. Prior to joining Liberty Global, he spent nearly 20 years in FMCG, both in Romania and abroad. Mr. Redeleanu has a degree in finance from The Academy of Economic Sciences in Bucharest.

Christoph Richartz. Mr. Richartz, a German and Swiss citizen, is expected to continue to be the Chief Consumer Officer—Main Brand of Sunrise, a position he has held since 2023. From 2020 to 2023, Mr. Richartz served as Chief Commercial Officer—Flanker Brands at Sunrise, and, in 2022, he also took over responsibility for customer relations, which includes customer service and sales. From 2012 to 2020, he was responsible for direct and indirect sales channels as director of sales, Sunrise stores and consumer sales. Before joining Sunrise, Mr. Richartz was director of channel sales at Orange Switzerland from 2011 to 2012, regional sales, key account and senior area sales manager at Telefónica O2 Germany from 2003 to 2011 and sales manager at mobilcom Debitel Group from 2001 to 2003. Mr. Richartz is an industrial business manager with a vocational baccalaureate in economics and administration.

Indemnification and Limitations of Liability for Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or gross negligence or, according to some legal scholars, even simple negligence), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Sunrise’s articles of association provide for indemnification, to the fullest extent permitted by law, of the current and former Sunrise Directors and the Executive Committee and their heirs, executors and administrators against liabilities arising in connection with their roles or any position taken for or at the direction of Sunrise, or the performance of their duties in such capacity, and permit Sunrise to advance the expenses of defending any act, suit or proceeding to Sunrise’s directors and executive officers to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with Sunrise.

Sunrise expects to enter into indemnification agreements with each of the Sunrise Directors and each member of the Executive Committee. The indemnification agreements are expected to require Sunrise to indemnify the Sunrise Directors and the members of the Executive Committee to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Sunrise, Sunrise has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SUNRISE COMPENSATION

Compensation Prior to the Spin-Off

Sunrise Communications AG was formed on May 3, 2024, and as such it had no directors or management in 2023.

No person served as a director of the Sunrise Business prior to the spin-off, and accordingly, no person received compensation as a director of the Sunrise Business for the year ended December 31, 2023. With respect to the management of the Sunrise Business, the aggregate amount of compensation that those individuals who served as members of Sunrise’s executive committee during 2023 received from Sunrise and its pre-spin affiliates for services to the Sunrise Business for the year ended December 31, 2023 was CHF 19.2 million. The compensation of such executive committee members for 2023 was comprised of base salary, an annual cash incentive opportunity, an annual long-term equity incentive opportunity and pension and other benefits. The annual cash incentive opportunity for 2023 was granted pursuant to Sunrise’s bonus plan and determined based on the achievement of corporate and individual performance metrics, portions of which have been elected to be received in Liberty Global Common Shares. The long-term equity incentive opportunity for 2023 was granted under the Liberty Global 2023 Incentive Plan and, in the aggregate for these executive committee members, was composed of: 198,039 SARs with respect to Liberty Global Class A common shares and 396,078 SARs with respect to Liberty Global Class C common shares (at a weighted average exercise price per Liberty Global common share of $19.09); 75,231 RSUs with respect to Liberty Global Class A common shares and 150,462 RSUs with respect to Liberty Global Class C common shares; and ventures incentive plan awards with an aggregate target value of CHF 113,400 and $735,000. An aggregate of approximately CHF 898,500 in employer contributions was contributed to (been set aside or accrued to provide) pension, retirement or similar benefits for these executive committee members for the year ended December 31, 2023.

Because Sunrise Communications AG was formed on May 3, 2024, there were no equity awards outstanding with respect to it as of December 31, 2023. For additional information on the equity incentive plans of Sunrise following the spin-off, see “—Compensation Following the Spin-Off—Equity Participation and Long-Term Incentive Plans.” As of December 31, 2023, those individuals who served as members of Sunrise’s executive committee during 2023 as a group held the following outstanding equity awards with respect to Liberty Global: 108,244 RSUs with respect to Liberty Global Class A common shares and 216,482 RSUs with respect to Liberty Global Class C common shares; 983,188 SARs with respect to Liberty Global Class A common shares and 1,948,607 SARs with respect to Liberty Global Class C common shares (at a weighted average exercise price per Liberty Global common share of $24.62); and ventures incentive plan awards with an aggregate target value of CHF 246,295 and $1,833,930. In connection with the spin-off, the outstanding equity awards granted under the Liberty Global long-term incentive plans will be adjusted as described under “The Spin-Off—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards.”

For information on the Sunrise security ownership of Sunrise Directors and the Executive Committee, see “Security Ownership of Certain Beneficial Owners and Management of Sunrise Following the Spin-Off.”

Compensation Following the Spin-Off

Legal Framework

As of its first day of trading on the SIX following the spin-off, Sunrise will be subject to Swiss law concerning compensation arrangements and other corporate governance matters as well as the Directive on Information Relating to Corporate Governance, dated June 29, 2022, issued by SIX Exchange Regulation AG (“DCG”).

Say-on-Pay Approval

Pursuant to Swiss law, compensation of the Sunrise Board and the Executive Committee must be approved at the Sunrise general meeting of shareholders on an annual basis. In accordance with these “say-on-pay” requirements, Sunrise’s articles of association provide that the Sunrise shareholders must, each year and in binding votes, separately approve the proposals of the Sunrise Board regarding: (i) the maximum compensation of the Sunrise Board until completion of the next annual general meeting of shareholders; and (ii) the maximum compensation of the Executive Committee (fixed and variable compensation elements) for the following financial year. The Sunrise Board may seek approval by the Sunrise general meeting of shareholders for deviating or additional proposals relating to the same or different periods. In addition, if variable compensation is approved prospectively, Sunrise is required to submit its compensation report to the annual general meeting for a non-binding vote.

If the compensation amounts described above are not approved by shareholders at the Sunrise general meeting of shareholders, the Sunrise Board will determine, taking into account all relevant factors, the respective maximum aggregate amount or maximum partial amounts of compensation that may be paid or granted to the Board of Directors and the Executive Committee and submit such amounts for approval by the same or a subsequent general meeting of shareholders.

If the maximum aggregate amount of compensation of the Executive Committee that has already been approved by the shareholders at the general meeting of shareholders is not sufficient to also cover the compensation of individual(s) who become member(s) of the Executive Committee after the approval of the compensation of the Executive Committee for the relevant period has been granted, each such new member may be paid per compensation period up to 40% of the respective aggregate amount(s) of (maximum) compensation of the Executive Committee last approved by the general meeting of shareholders.

Compensation Principles

Swiss law requires Sunrise to define its compensation principles for the Sunrise Board and the Executive Committee in its articles of association.

According to Sunrise’s articles of association:

•

The compensation of the non-executive Sunrise Directors may consist of fixed compensation elements and may comprise further compensation elements; total compensation will take into account position and level of responsibility of the relevant non-executive board member.

•

The compensation (if any) for executive Sunrise Directors (if any) and the compensation for the members of the Executive Committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may include other compensation elements. Variable compensation may be comprised of short-term and long-term variable compensation elements. Total compensation will take into account position and level of responsibility of the respective executive member of the Sunrise Board (if any) or member of the Executive Committee.

•

The compensation may be paid in the form of cash, Sunrise Shares, in kind or in the form of other types of benefits, and executive Sunrise Directors (if any) and the members of the Executive Committee may also be granted compensation in the form of stock options or other comparable instruments or units. The Sunrise Board or the Compensation Committee, as applicable, (i) will determine the grant value, form, vesting, exercise, restriction and forfeiture conditions and periods of any compensatory awards, and (ii) may provide for continuation, acceleration or removal of vesting, exercise, restriction or forfeiture conditions or periods, for payment or grant of compensation based upon assumed performance achievement or for forfeiture, in each case upon the occurrence of pre-determined events such as a change of control or termination of an employment or director mandate agreement.

Compensation of the Board of Directors

For the period from the first day of trading on the SIX following the spin-off until the annual general meeting of shareholders in 2025, the maximum annual compensation of the Sunrise Board is expected to amount to CHF     . Following the completion of the spin-off, the compensation of the Sunrise Directors is expected be paid in the form of an annual fee. Chairs of board committees may receive an additional fixed chair fee. Members of board committees may receive additional compensation. Director’s fees are expected to be paid in cash, shares, share-based instruments or a combination thereof. From the annual general meeting of shareholders to be held in 2025, the general meeting of shareholders will be asked annually to approve a proposal of the Sunrise Board relating to the maximum aggregate amount of the compensation of the Sunrise Board until the completion of the next annual general meeting of shareholders. Travel and other expenses will also be reimbursed.

Compensation of the Executive Committee

Following the completion of the spin-off, the compensation of the members of the Executive Committee is expected to be paid in the form of a fixed compensation consisting of a base salary and customary allowances, payable in cash and contributions to the Sunrise pension schemes. In addition, the members of the Executive Committee are expected to be eligible for (i) an annual bonus based on the financial performance of Sunrise and/or individual performance, payable in cash and/or shares, and (ii) share-based incentive awards. For additional information on the equity incentive plans of Sunrise following the spin-off, see “—Equity Participation and Long-Term Incentive Plans.”

For the period from the first day of trading on the SIX following the spin-off until December 31, 2024, the aggregate maximum fixed compensation of the members of the Executive Committee is expected to amount to CHF     , and the aggregate maximum short-term incentive compensation for the Executive Committee is expected to amount to CHF     (to be paid out in     ), with the highest individual compensation expected to be for the Chief Executive Officer. In addition to these amounts, the members of the Executive Committee have received share-based long-term variable compensation for the year ending December 31, 2024. From the annual general meeting of shareholders to be held in 2025, the general meeting of shareholders will be asked annually to approve a proposal of the Sunrise Board relating to the maximum aggregate amount of the compensation of the Executive Committee for the following financial year.

Equity Participation and Long-Term Incentive Plans

Prior to the spin-off, members of the Executive Committee were eligible to participate in the Liberty Global long-term incentive plans, as described under “—Compensation Prior to the Spin-Off.”

Sunrise intends to introduce a new long-term incentive plan for the members of the Executive Committee and selected other employees of Sunrise and its subsidiaries for any grants that will be made following completion of the spin-off.

Compensation Disclosure

Swiss law requires the Sunrise Board to prepare an annual audited compensation report disclosing, among other things, the compensation and loans directly or indirectly awarded or granted to Sunrise Directors and the Executive Committee (and, to the extent not consistent with market standards, to former members of and parties related to these bodies) during the prior financial year. Sunrise will be required to prepare its first compensation report in 2025 in respect of the 2024 financial year (for the period from the first day of trading on the SIX until December 31, 2024). In the compensation report, compensation and loans must be disclosed individually and on a named basis for each member of the Sunrise Board and for the highest paid member of the Executive Committee. In addition, compensation and loans must be disclosed on an aggregate basis for the Executive

Committee (including its highest paid member). Sunrise will further be required to disclose in the compensation report the shares and other equity-linked awards held by Sunrise Directors and the Executive Committee or persons closely related to them. Furthermore, the DCG requires Sunrise to disclose the basic principles and elements of compensation and equity plans for current and former Sunrise Directors and the Executive Committee, as well as the authority and procedures for determining such compensation.

Mandates Outside Sunrise and its Subsidiaries

As required by Swiss law, the articles of association limit the number of company mandates outside of Sunrise and its subsidiaries that may be held by Sunrise Directors or Executive Committee. Generally, Sunrise Directors may hold up to 10 such mandates, of which not more than eight may be in listed companies. Members of the Executive Committee may hold up to four such mandates, of which not more than one may be in a listed company, with each such mandate of a member of the Executive Committee subject to approval by the Sunrise Board. Mandates in Sunrise’s affiliates are not subject to these limitations.

Swiss law requires that all mandates (as defined under applicable Swiss law) outside of Sunrise and its subsidiaries be disclosed in the compensation report.

Agreements with Members of the Board of Directors and Executive Committee

According to the articles of association and subject to applicable law, Sunrise or companies controlled by it may enter into agreements with Sunrise Directors relating to their compensation for either a fixed term or an indefinite term. The duration or termination, as applicable, of such agreements must comply with the relevant term of office (ending no later than the completion of the next ordinary general meeting of shareholders) and applicable law. Sunrise or companies controlled by it may enter into employment agreements with members of the Executive Committee for either a fixed term or an indefinite term. Employment agreements for a fixed term may have a maximum duration of one year; renewal is possible. Employment agreements for an indefinite term may have a termination notice period of no more than twelve months.

Ownership of Outstanding Equity Awards

As of the date of this proxy statement/prospectus, except as otherwise described herein, no member of the Sunrise Board or Executive Committee owns any Sunrise Shares or options to purchase Sunrise Shares. In connection with the spin-off, the outstanding equity awards granted under the Liberty Global long-term incentive plans that are held by Sunrise Directors and the members of the Executive Committee will be adjusted as described under “The Spin-Off—Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards.” For additional information on the Sunrise security ownership of Sunrise Directors and the members of the Executive Committee, see “Security Ownership of Certain Beneficial Owners and Management of Sunrise Following the Spin-Off.”

Loans to Members of the Board of Directors or Executive Committee

As of the date of this proxy statement/prospectus, Sunrise has no loans or other guarantees outstanding with Sunrise Directors or the members of the Executive Committee.

Transactions with Members of the Board of Directors or Executive Committee

For information regarding related party transactions with Sunrise Directors (or their employers) and the members of the Executive Committee, see “The Spin-Off—Sunrise Related Party Transactions” and “The Spin-Off—Interests of Certain Persons in the Spin-Off.”

DESCRIPTION OF SUNRISE SHARES FOLLOWING THE SPIN-OFF

The following description is a summary of Sunrise’s share capital as specified in Sunrise’s articles of association, which will be effective following the completion of the spin-off. This summary does not purport to be complete, and the statements herein are qualified in their entirety by reference, and are subject, to the detailed provisions of Sunrise’s articles of association, as well as Swiss law, including the Swiss Code of Obligations (Obligationenrecht). You are encouraged to read the proposed articles of association in their entirety.

General

Sunrise has been incorporated as a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland with its registered office located at Thurgauerstrasse 101B, CH-8152 Glattpark (Opfikon), Switzerland. Sunrise’s articles of association, in substantially the form attached to this proxy statement/prospectus as Exhibit 3.1, will govern Sunrise after completion of the spin-off. The following description assumes that Sunrise’s articles of association are effective.

Share Capital

Immediately after completion of the spin-off, Sunrise’s share capital (Aktienkapital), as registered with the commercial register of the Canton of Zurich, Switzerland (the “Commercial Register”) will equal CHF 7,450,799.86 of aggregate nominal value, which Sunrise anticipates will be divided into 70,910,267 Sunrise Class A Common Shares and 25,977,316 Sunrise Class B Shares, based on the distribution ratios and the number of shares of each class of Liberty Global Common Shares outstanding as of June 30, 2024. At the time of the spin-off, Sunrise expects to hold 1,000,000 Sunrise Class A Common Shares in treasury.

Pursuant to Sunrise’s articles of association, all of Sunrise’s registered shares issued and outstanding immediately after completion of the spin-off will be fully paid in.

Capital Increases

Under the Swiss Code of Obligations, Sunrise may increase its share capital (Aktienkapital) and issue new shares through an ordinary capital increase, through a capital increase within a capital range, or through conditional capital, which can be within or outside of a capital range.

Under Sunrise’s articles of association, an ordinary capital increase for cash requires shareholder approval by (i) a majority of the Sunrise Shares represented, voting together as a single class (a “Simple Majority”) and (ii) a majority of the Sunrise Class B Shares represented, voting separately as a class (a “Class B Vote”), in the case of each of (i) and (ii), at the general meeting of Sunrise shareholders at which such matters are considered . An ordinary capital increase through the conversion of equity surplus, against contributions in kind or by set-off against a claim and the granting of special privileges, where the subscription rights of shareholders are limited or withdrawn, or the introduction of conditional capital or the introduction of a capital range each requires shareholder approval by (x)(A) two-thirds of the votes represented, voting together as a single class, and (B) a majority of the share capital represented (together a “Supermajority Vote”), in the case of each of (A) and (B), at the general meeting of Sunrise shareholders at which such matters are considered and (y) a Class B Vote. The amount by which Sunrise’s share capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase. Ordinary capital increases approved by the Sunrise shareholders must be carried out by the Sunrise Board within six months of such approval.

Under the Swiss Code of Obligations and Sunrise’s articles of association, the Sunrise shareholders may, by a resolution passed by a Supermajority Vote and a Class B Vote:

•

adopt conditional capital (bedingtes Kapital) in the aggregate amount of up to 50% of the share capital registered in the Commercial Register for the purpose of issuing shares upon, among other things, the exercise of rights to receive shares (e.g., conversion rights or options) issued to shareholders, bondholders, employees, Sunrise Directors or of the board of any group company, or to any third parties; and

•

adopt a capital range (Kapitalband) to authorize the Sunrise Board within this capital range to increase and/or decrease on one or more occasions, Sunrise’s share capital registered in the Commercial Register by up to 50%, by issuing or canceling Sunrise Shares directly or indirectly, including through the creation of conditional share capital for financing acquisitions and other purposes. Such capital range may be used by the Sunrise Board within a period determined by the Sunrise shareholders, but such period may not exceed five years from the date of shareholder approval.

Pre-Emptive and Advance Subscription Rights

Pursuant to the Swiss Code of Obligations, existing Sunrise shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares in proportion to the respective nominal values of their holdings. With respect to conditional capital, Sunrise shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of equity-linked financial instruments. Pre-emptive rights and advance subscription rights can be excluded or restricted for important reasons (aus wichtigem Grund). In the case of Sunrise, shareholders can exclude or restrict pre-emptive or advance subscription rights, or authorize the Sunrise Board to do so, with the approval of a Supermajority Vote and a Class B Vote.

Sunrise’s Capital Range

Sunrise’s articles of association specify Sunrise’s minimum share capital as CHF      and maximum share capital as CHF     (the “Capital Range”). The Sunrise Board has the authority to issue or cancel Sunrise Shares within the Capital Range, if certain conditions are met, until the earlier of (i) the day before the fifth anniversary of the adoption of the Capital Range at the time of the spin-off or (ii) other expiry of the Capital Range, following which the authority will need to be renewed by the Sunrise shareholders. For capital increases within the Capital Range, the Sunrise Board will determine the time and terms of the share issuance. For capital reductions within the Capital Range, the Sunrise Board will determine the use of the amount of capital reduced.

In a capital increase within the Capital Range, the Sunrise Board is authorized under Sunrise’s articles of association to withdraw or limit the pre-emptive rights of Sunrise shareholders under certain circumstances and to allocate them to third parties or to Sunrise.

Sunrise’s Conditional Capital

Conditional Capital for Employee Participation

Sunrise’s share capital may be increased by a maximum aggregate amount of CHF      through the issuance of up to     Sunrise Class A Common Shares or Sunrise Class B Shares based on (i) the exercise or mandatory exercise of rights to acquire such shares or (ii) obligations to acquire such shares granted to or entered into with Sunrise Directors or the Executive Committee, employees, contractors or consultants of Sunrise or its group companies, or other persons providing services to Sunrise or its group companies, in each case, through one or more equity incentive plans created by the Sunrise Board. Advance subscription rights of the Sunrise shareholders are excluded from issuances under Sunrise’s conditional capital for employee participation.

Conditional Share Capital Based on the Capital Range

Sunrise’s nominal share capital may be increased within the Capital Range through the issuance of up to      Sunrise Class A Common Shares based on (i) the exercise or mandatory exercise of conversion, exchange, option, subscription or other rights to acquire Sunrise Class A Common Shares, or (ii) obligations to acquire Sunrise Class A Common Shares granted to or entered into with Sunrise shareholders or third parties, either alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations of Sunrise or any of its subsidiaries (collectively “Financial Instruments”). Existing Sunrise shareholders have advance subscription rights with respect to Financial Instruments. The main conditions of the Financial Instruments will be determined by the Sunrise Board, which will be authorized to exclude or restrict Sunrise shareholders’ advance subscription rights in certain circumstances and subject to certain conditions.

Shares with Privileged Voting Rights

Sunrise may, if approved by a resolution of the Sunrise shareholders passed by a Supermajority Vote, issue additional shares with privileged voting rights. In addition to such Supermajority Vote, a Class B Vote is required unless Sunrise Shares without privileged voting rights are issued in the same proportion.

Voting Rights

Holders of Sunrise Class A Common Shares and Sunrise Class B Shares will vote together as a single class on all matters submitted to a vote of the Sunrise shareholders, except for the matters subject to a separate Class B Vote. Holders of Sunrise Class A Common Shares and Sunrise Class B Shares will be entitled to one vote per share. Because the nominal value of one Sunrise Class B Share is one-tenth the nominal value of one Sunrise Class A Common Share, each Sunrise Class B Share effectively has 10 times the voting power of a Sunrise Class A Common Share. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the Sunrise share register at the cut-off date for the matters being voted on, as determined by the Sunrise Board. Those entitled to vote at the general meeting of shareholders may be represented by the independent voting rights representative (who is elected annually by the general meeting of shareholders) or by means of a written proxy.

Under Sunrise’s articles of association, the Sunrise Board may register nominees in Sunrise’s share register with whom Sunrise has entered a corresponding agreement with voting rights up to 3% of the share capital registered in the Commercial Register; above this limit, the Sunrise Board may register nominees with voting rights if they disclose the beneficial owners for whose account they hold 0.5% or more of the share capital registered in the Commercial Register.

Dividends and Other Distributions

Under the Swiss Code of Obligations, Sunrise may not declare or pay dividends unless it has sufficient distributable profits from the previous or current fiscal year (Gewinnvortrag or Bilanzgewinn) or distributable capital reserves (ausschüttungsfähige Kapitalreserven), each as evidenced by audited standalone statutory annual or interim financial statements prepared in accordance with the Swiss Code of Obligations, and after allocations to reserves required by the Swiss Code of Obligations and Sunrise’s articles of association have been deducted. Under the Swiss Code of Obligations at least 5% of Sunrise’s annual profit must be retained as statutory profit reserve (gesetzliche Gewinnreserve). If there is a loss carried forward, such loss must be eliminated before allocation to the statutory profit reserve. The statutory profit reserve will be accumulated until it reaches, together with the statutory capital reserve (gesetzliche Kapitalreserve), 50% of Sunrise’s share capital recorded in the Commercial Register.

Under the Swiss Code of Obligations, Sunrise may not declare or pay dividends or other distributions without a prior resolution of its shareholders passed by a Simple Majority. If a dividend or other distribution is proposed by the Sunrise Board, Sunrise’s auditors will need to confirm that the proposal complies with Swiss law and Sunrise’s articles of association.

In addition, a Class B Vote will be required to effect:

•	distributions of Sunrise Shares, except where holders of each class of Sunrise Shares receive the identical class of Sunrise Shares they hold, on an equal per share basis; and

•

distributions of securities of another entity or Sunrise’s securities other than Sunrise Shares, except where (i) holders of each class of Sunrise Shares receive the same class of securities, on an equal per share basis, or (ii) holders of Sunrise Class B Shares receive securities with a higher voting entitlement and holders of Sunrise Class A Common Shares receive securities with a lower voting entitlement.

The date on which dividends and other distributions are due and payable will be determined by the Sunrise Board. Dividends can also be paid in several installments.

A repayment of share capital is only permitted if an ordinary capital reduction or a capital reduction within the Capital Range is carried out first (see “—Share Capital—Sunrise’s Capital Range”). Such capital reductions are subject to several conditions, including (i) publication of a call to creditors, (ii) in the case of an ordinary capital reduction, a shareholder resolution passed by a Simple Majority and (iii) a special audit report that the claims of Sunrise’s creditors will be fully covered by Sunrise’s assets despite the capital reduction.

Exchange

A mechanism will be implemented pursuant to which holders of Sunrise Class B Shares will be able to exchange their Sunrise Class B Shares for Sunrise Class A Common Shares at a ratio of 10 Sunrise Class B Shares to one Sunrise Class A Common Share.

Consolidation

With the approval by a Supermajority Vote, Sunrise can consolidate Sunrise Class A Common Shares and Sunrise Class B Shares by the same ratio. A share consolidation by a different ratio would require a Class B Vote in addition to a Supermajority Vote.

Sub-division

With the approval of a Simple Majority, Sunrise can sub-divide Sunrise Class A Common Shares and Sunrise Class B Shares by the same ratio. A subdivision by a different ratio would require a Class B Vote in addition to a Simple Majority.

Variation of Class Rights

With the approval of a Simple Majority and a Class B Vote, Sunrise may vary voting or economic rights attaching to either class of its shares. Under Swiss law, a class vote is generally required when varying the economic privileges of preferred shares. The Sunrise Class A Common Shares are common shares and do not have any economic privileges under Sunrise’s articles of association that would trigger such a class vote if varied. The Sunrise Class A Common Shares each have one vote per share, which is the mandatory vote required by Swiss law that cannot be varied by corporate action.

Uncertificated Securities

The Sunrise Shares will be in the form of uncertificated securities (Wertrechte, within the meaning of Article 973c of the Swiss Code of Obligations). In accordance with Article 973c of the Swiss Code of Obligations, Sunrise will maintain a non-public register of uncertificated securities (Wertrechtebuch). Following entry in the share register, a shareholder may at any time request from Sunrise a written confirmation in respect of such holder’s shares. Sunrise shareholders are not entitled, however, to request the conversion of the form of their shares and/or printing and delivery of share certificates.

Transfer of Shares

Sunrise expects all Sunrise Shares to be credited in a securities account with a bank or broker as intermediated securities (Bucheffekten) within the meaning of the Swiss Federal Act on Intermediated Securities of 2008, as amended. Sunrise Shares held as intermediated securities may only be transferred by book entry, cannot be transferred or collateralized by way of assignment, and the transfer or perfection of security over such Sunrise Shares requires action by the custodian. Sunrise Shares held in uncertificated form (einfache Wertrechte) and not as intermediated securities may only be transferred by way of assignment.

Share Register

The Swiss Code of Obligations and Sunrise’s articles of association require Sunrise to keep a share register in which the first and last names of individuals (or the company name for legal entities), address and nationality (or place of incorporation for legal entities) of the owners and usufructuaries of Sunrise Shares are recorded. Any person registered in the share register of Sunrise that changes their contact information must inform Sunrise accordingly. The main function of the share register is to record shareholders entitled to vote and participate in general meetings of shareholders, or to assert or exercise other rights related to voting rights.

To be registered as a shareholder with voting rights in the share register of Sunrise, a purchaser or the purchaser’s custodian must file a share registration form with Sunrise’s share register, which is expected to be kept by the transfer agent and registrar. Failing such registration, the purchaser may not vote at or participate in Sunrise’s general meetings of shareholders.

Meetings of Shareholders

Under the Swiss Code of Obligations, Sunrise is required to convene at least one general meeting of its shareholders each calendar year, within six months after the end of its fiscal year, which is currently December 31. The Swiss Code of Obligations provides that an extraordinary general meeting of shareholders may be called by the Sunrise Board, resolved to be called by the general meeting of shareholders or, under certain circumstances, be called by Sunrise’s auditors, liquidator or the representatives of bondholders, if any, and must be called by the Sunrise Board upon the request of shareholders holding not less than 5% of its share capital or voting rights. The Swiss Code of Obligations and Sunrise’s articles of association also require that shareholders be given at least 20 days’ advance notice of a general meeting. A resolution on a matter which is not on the agenda may not be passed at a general meeting, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, on which the general meeting of shareholders may vote at any time. Sunrise shareholders whose combined shareholdings represent 0.5% of Sunrise’s voting rights or share capital may request that an item be included on the agenda of a general meeting of shareholders, provided such request has been received by Sunrise at least 60 days before the meeting.

Quorum

Swiss law and Sunrise’s articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

Board of Directors—Election and Removal

Election

Sunrise’s articles of association provide that the Sunrise Board will consist of no fewer than three directors and no greater than nine directors, with each class of Sunrise Shares being entitled to elect one representative to the Sunrise Board. Sunrise Directors may only be elected at a shareholders’ meeting and are elected by a Simple Majority.

Swiss law does not permit classified or staggered boards. The Sunrise Directors and the chairperson are elected annually by the general meeting of shareholders and are eligible for re-election for a term of office until completion of the subsequent annual general meeting of shareholders. Each Sunrise Director must be elected individually. Any Sunrise shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by the Sunrise Board must give notice of their intention to propose such person for election in accordance with the notice procedures for inclusion of items on the agenda described above.

Removal

A Sunrise Director may be removed with or without cause by Sunrise’s shareholders by a resolution passed by a Simple Majority at a duly convened meeting at which such resolution is included on the agenda.

Vacancies

Under the Swiss Code of Obligations, vacancies on the Sunrise Board will be filled at a general meeting by a Simple Majority. If a director is elected by an extraordinary general meeting of shareholders, their term of office ends at completion of the subsequent annual general meeting of shareholders.

Under Sunrise’s articles of association, if the office of the Sunrise Chair is vacant, the Sunrise Board will appoint a new Sunrise Chair from among its members for a term of office extending until completion of the subsequent annual general meeting of shareholders.

Duties and Powers of Directors

Swiss law requires the Sunrise Directors and the Executive Committee to safeguard Sunrise’s interests and imposes a duty of loyalty and duty of care on them. Under Swiss law, the Sunrise Directors and the Executive Committee are personally liable to Sunrise, to each Sunrise shareholder and, in some circumstances, to Sunrise’s creditors for damages caused by intentional or negligent violation of their duties.

The Swiss Code of Obligations authorizes the Sunrise Board, subject to Sunrise’s articles of association, to exercise all powers of Sunrise except those that are required by Swiss law or Sunrise’s articles of association to be exercised by the general meeting of the Sunrise shareholders. Except for certain non-delegable and inalienable powers and duties described in the Swiss Code of Obligations and Sunrise’s articles of association, the Sunrise Board is entitled to delegate such powers to one or more Sunrise Directors or the Executive Committee. For further information, see “Sunrise Directors and Executive Committee—The Sunrise Board—Powers and Duties.”

Conflicts of Interest / Related Party Transactions

The Sunrise Directors and the Executive Committee are required to immediately and fully inform the Sunrise Board about conflicts of interests concerning them. The Sunrise Board is required to take measures to protect the interests of Sunrise. As a result of the duty to safeguard Sunrise’s interests and the duty of loyalty, conflicted Sunrise Directors and the Executive Committee are not entitled to participate in deliberations or votes on decisions that directly affect them.

Swiss law does not require shareholder approval of related party transactions, but it does require that related party transactions with a value exceeding CHF 1,000 are documented in writing. Unjustified payments made to any of the Sunrise shareholders or directors, or any person related to such shareholder or director, other than payments made at arm’s length, must be repaid to Sunrise.

The Sunrise Board will adopt a Code of Business Conduct and Ethics and other policies which will cover a broad range of matters, including the handling of conflicts of interest.

Director and Executive Compensation

For further information regarding the compensation regimes of Sunrise’s directors and Executive Committee under Swiss law and Sunrise’s articles of association, see “Sunrise Compensation—Compensation Following the Spin-Off.”

Indemnification of Directors and Executive Officers

For further information regarding the indemnification of the Sunrise Directors and the members of the Executive Committee under Swiss law and Sunrise’s articles of association, see “Sunrise Directors and Executive Committee—Indemnification and Limitation of Liability for Directors and Officers.”

Supermajority Shareholder Voting Provisions

Unless otherwise specified by Sunrise’s articles of association or required by Swiss law, at any general meeting duly called and held, a resolution must be approved by a Simple Majority.

Under Sunrise’s articles of association, the following matters require shareholder approval by a Supermajority Vote:

•	amending Sunrise’s corporate purpose;

•	consolidating shares;

•	effecting capital increases other than for cash;

•	limiting or withdrawing Sunrise shareholders’ pre-emptive rights;

•	adopting conditional capital;

•	introducing a capital range (Kapitalband);

•	including restrictions on the transferability of registered shares;

•	introducing shares with privileged voting rights;

•	redenominating Sunrise’s share capital;

•	introducing a casting vote of the chair at the general meeting of shareholders;

•	including a provision in Sunrise’s articles of association to permit Sunrise to hold general meetings outside Switzerland;

•	delisting of Sunrise’s equity securities from SIX;

•	changing Sunrise’s place of incorporation;

•	including an arbitration clause in Sunrise’s articles of association;

•	approval of mergers, demergers and conversions pursuant to the Swiss Merger Act; and

•	dissolving Sunrise.

Under Sunrise’s articles of association, the following matters require approval by a Class B Vote in addition to a Simple Majority or Supermajority Vote (as applicable):

•	variation of voting or economic rights attaching to the Sunrise Shares;

•	consolidating or sub-dividing Sunrise Shares by any ratio that is not the same as for the Sunrise Class A Common Shares and the Sunrise Class B Shares;

•	ordinary capital increases or decreases;

•	adopting or varying conditional capital;

•	introducing or varying a capital range (Kapitalband);

•	including or canceling restrictions on the transferability of registered shares;

•	issuing shares with privileged voting rights, except where shares without privileged voting rights are issued in the same proportion;

•	distributions of Sunrise Shares, except where holders of each class of Sunrise Shares receive the identical class of Sunrise Shares they hold, on an equal per share basis;

•

distributions of securities of another entity or Sunrise’s securities other than Sunrise Shares, except where (i) holders of each class of Sunrise Shares receive the same class of securities, on an equal per share basis, or (ii) holders of Sunrise Class B Shares receive securities with a higher voting entitlement and holders of Sunrise Class A Common Shares receive securities with a lower voting entitlement;

•	the delisting of the Sunrise Class B Shares;

•	approval of mergers, demergers and conversions pursuant to the Swiss Merger Act;

•	the disposal of all, or substantially all, of the assets of Sunrise;

•	the dissolution of Sunrise; and

•

the amendment or repeal of the following “special” provisions in Sunrise’s articles of association (i) the right of holders of Sunrise Class B Shares to exchange Sunrise Class B Shares for Sunrise Class A Common Shares, (ii) rules governing the registration of shareholders in the share register, (iii) the opting-up clause (see “Description of Sunrise Shares Following the Spin-Off—Business Combinations—Mandatory Bid Rules”), (iv) the majority requirements for shareholder resolutions in Sunrise’s articles of association as described above, (v) the minimum and maximum size of the Sunrise Board, (vi) indemnities granted to Sunrise Directors and the Executive Committee, and (vii) the forum selection clause.

Business Combinations

Compulsory Acquisitions; Appraisal Rights

Under Swiss law, an acquiring party is generally able to ensure it acquires all of the issued and outstanding shares of a Swiss company in the following ways:

•

through the direct acquisition of the shares, followed by a “cash-out” or “squeeze-out” merger in accordance with the Swiss Merger Act, which requires the approval of holders of at least 90% of the issued shares and, under Sunrise’s articles of association, a Class B Vote. In these circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of the parent company of the acquiror or of another company); or

•	through a statutory merger in accordance with the Swiss Merger Act, which, under Sunrise’s articles of association, will require approval by a Supermajority Vote and a Class B Vote.

If a merger, demerger or conversion under the Swiss Merger Act receives all of the requisite shareholder approvals, including a Supermajority Vote and a Class B Vote, all Sunrise shareholders will be compelled to participate in such a transaction.

In addition, under Swiss law and Sunrise’s articles of association, the sale of all, or substantially all, of Sunrise’s assets requires, in certain circumstances, shareholder approval by a Supermajority Vote and a Class B Vote.

The Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in a merger, demerger or conversion are unreasonable, a shareholder may file an appraisal action against the surviving company petitioning the court to determine a reasonable amount of compensation and award to all shareholders in the same situation additional compensation to ensure that these shareholders receive the fair value of their shares.

Notification and Disclosure of Substantial Share Interests

Under the Financial Markets Infrastructure Act (Finanzmarktinfrastrukturgesetz) of June 19, 2015, as amended (the “FMIA”) and its implementing ordinances, persons who directly, indirectly or in concert with other parties acquire or dispose of shares or purchase or sale rights relating to shares of Sunrise, and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of a company’s voting rights (whether exercisable or not), must report such acquisition or disposal to the company and the SIX within four trading days of exceeding or falling below such threshold. Within two trading days of the receipt of such notification, the company must publish such information through the electronic reporting and publishing platform of the SIX. For purposes of calculating whether a threshold has been reached or crossed, shares, delegated voting rights and acquisition rights or obligations (“Purchase Positions”) and disposal rights or obligations (“Sale Positions”) may not be netted. Instead, Purchase Positions and Sale Positions need to be accounted for separately and may each trigger disclosure obligations if the respective positions reach one of the thresholds. In addition, actual share ownership and delegated voting rights need to be reported separately from other Purchase Positions if any of them reach one of the thresholds.

Mandatory Bid Rules

Pursuant to the FMIA, any person that acquires shares of a company whose shares are listed on a Swiss stock exchange, whether directly or indirectly or acting in concert with third parties, and, as a result, when taken together with any other shares already held by such person, exceeds 33 1⁄3% of the voting rights (whether exercisable or not) of such company, must submit a public tender offer to acquire all of the listed shares of such company. A company’s articles of association may waive this requirement (“opting-out”) or raise the relevant threshold to up to 49% (“opting-up”).

Sunrise’s articles of association will include an opting-up clause pursuant to which Mr. Malone, Mr. Fries and their respective affiliates and parties acting in concert with them would only be required to make a mandatory tender offer for all Sunrise Class A Common Shares they do not own if they own in excess of 45% of the voting rights of Sunrise. Any third party that acquires more than 33 1⁄3% of the voting rights of Sunrise would, however, be obliged to make a mandatory tender offer for all Sunrise Class A Common Shares it does not own unless an exception applies.

In certain circumstances, an exemption from the mandatory offer rule may be granted by the Swiss Takeover Board or the Swiss Financial Market Supervisory Authority FINMA. If no exemption is granted, a mandatory tender offer must be made pursuant to the rules set forth in the FMIA and its implementing ordinances.

The obligation to make a public tender offer under the FMIA and its implementing ordinances does not apply in instances where the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings. Such acquisitions, however, need to be notified to the Swiss Takeover Board.

Cancelation of Remaining Equity Securities

Under the FMIA, any offeror who has made a public tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the competent court with jurisdiction over the registered office of the company to cancel the remaining equity securities. The petition must be filed against the target company within three months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancelation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of this offer for the benefit of the holders of the canceled equity securities.

Access to Books and Records and Dissemination of Information

Under the Swiss Code of Obligations, Sunrise shareholders have a right to inspect Sunrise’s share register with respect to their own shares. No other person has a right to inspect the share register of Sunrise. Shareholders holding in the aggregate at least 5% of Sunrise’s share capital or voting rights have the right to inspect Sunrise’s books and correspondence, subject to certain restrictions. The Sunrise Board is required to decide on an inspection request within four months after receipt of such request. Denial of the request must be justified in writing. If an inspection request is denied by the Sunrise Board, the requesting shareholder may petition the competent court with jurisdiction over the registered office of Sunrise for an inspection order within thirty days of the denial.

Sunrise’s annual report, the compensation report, the auditor’s reports as well as the report on non-financial matters required by article 964c of the Swiss Code of Obligations must be published or otherwise made accessible to the Sunrise shareholders no later than 20 days prior to the annual general meeting of shareholders.

If a shareholder has exercised its information or inspection rights, such shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, Sunrise or any shareholder may, within 30 calendar days after the general meeting of shareholders, petition the competent court with jurisdiction over the registered office of Sunrise to appoint a special examiner. If the general meeting of shareholders rejects the request, shareholders representing at least 5% of Sunrise’s share capital or voting rights may request that the court appoints a special examiner. The court will issue such an order if the petitioners can demonstrate that Sunrise Directors or the members of the Executive Committee acted against the law or in contravention of Sunrise’s articles of association and that such violation is capable of causing damage to Sunrise or the Sunrise shareholders. The costs of the investigation would normally be allocated to Sunrise and only in exceptional cases to the petitioners.

Share Buybacks

Sunrise and its subsidiaries may repurchase or otherwise acquire Sunrise Shares only to the extent that (i) Sunrise has freely disposable equity capital at least equal to the aggregate amount of the repurchase or acquisition and (ii) the aggregate par value of all Sunrise Shares held by Sunrise and its affiliates does not exceed 10% of its then-current share capital registered in the Commercial Register. A repurchase or other acquisition of Sunrise Shares will reduce Sunrise’s disposable equity capital in an amount equal to the aggregate amount of the repurchase or acquisition, which will affect Sunrise’s ability to subsequently declare and pay dividends.

Sunrise Shares held by Sunrise or its subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of capital increases.

Selective share repurchases are permitted only under limited circumstances.

Nonresident or Foreign Owners

Swiss law and Sunrise’s articles of association do not impose any specific limitations on owners of Sunrise Shares who do not reside in Switzerland to hold or vote their shares in Sunrise.

Exchange Controls

Other than sanctions against specific countries, individuals, and organizations, there are currently no governmental laws, decrees, regulations or other legislation in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of Sunrise Shares.

Transfer Agent and Registrar

A register of holders of the Sunrise Shares will be maintained by     , which will serve as transfer agent.

COMPARISON OF RIGHTS OF HOLDERS OF LIBERTY GLOBAL COMMON SHARES PRIOR TO THE SPIN-OFF WITH RIGHTS OF HOLDERS OF SUNRISE SHARES FOLLOWING THE SPIN-OFF

Your rights as a Liberty Global shareholder are governed by Bermuda law and Liberty Global’s bye-laws. After the completion of the spin-off, in addition to your Liberty Global Common Shares you will own Sunrise Shares and, in addition to having the rights of a Liberty Global shareholder, you will also have the rights of a Sunrise shareholder, which will be governed by Swiss law and Sunrise’s articles of association.

The economic rights and the voting power differential between Sunrise Class A Common Shares which will be issued to each holder of Liberty Global Class A and Class C common shares at a ratio of one Sunrise Class A Common Share for every five Liberty Global Class A or Class C common shares, and Sunrise Class B Shares, which will be issued to each holder of Liberty Global Class B common shares at a ratio of two Sunrise Class B Shares for each Liberty Global Class B common share, approximate the economic rights and voting power differential between Liberty Global’s Class A common shares, each of which has one vote per share, and Liberty Global’s Class B common shares, each of which has 10 votes per share. However, there are differences between the rights of Liberty Global’s shareholders under Bermuda law and the rights of Sunrise shareholders under Swiss law. In addition, there are differences between Liberty Global’s bye-laws and Sunrise’s articles of association.

The following discussion is a summary comparison of the rights of holders of Liberty Global Common Shares and the rights that would result from the spin-off and holding Sunrise Shares, including any material differences in such rights. However, this summary does not cover all the differences between Bermuda law and Swiss law affecting companies and their shareholders or all of the differences between Liberty Global’s bye-laws and Sunrise’s articles of association. While Liberty Global believes this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable Bermuda law, Swiss law, Liberty Global’s bye-laws and Sunrise’s articles of association. The Liberty Board encourages you to read those laws and documents in their entirety. Sunrise’s articles of association, in substantially the form attached to this proxy statement/prospectus as Exhibit 3.1, will govern Sunrise after completion of the spin-off. For instructions as to how to obtain a copy of Liberty Global’s bye-laws, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information and Incorporation by Reference.”

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
Authorized Shares, Votes per Share and Issuance of New Shares:	Liberty Global has an authorized share capital of $20,000,000 aggregate nominal value, of which approximately $3,675,399.98 was utilized as of June 30, 2024 to issue approximately 172,673,962 Liberty Global Class A common shares, par value $0.01 per share, 12,988,658 Liberty Global Class B common shares, par value $0.01 per share and 181,877,378 Liberty Global Class C common shares, par value $0.01 per share, based on the number of shares of each class of Liberty Global shares outstanding as of June 30, 2024.	Immediately after completion of the spin-off, Sunrise’s share capital (Aktienkapital) as registered with the commercial register of the Canton of Zurich, Switzerland will equal CHF 7,450,799.86 of aggregate nominal value, which Sunrise anticipates will be divided into 70,910,267 Sunrise Class A Common Shares, par value CHF 0.10 per share and 25,977,316 Sunrise Class B Shares, par value CHF 0.01 per share, based on the distribution ratios and the number of shares of each class of Liberty Global Common Shares outstanding as of June 30, 2024.

Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
At the time of the spin-off, Sunrise expects to hold 1,000,000 Sunrise Class A Common Shares in treasury.

Each Liberty Global Class A common share has one vote.

Each Liberty Global Class B common share has 10 votes.

Each Liberty Global C common share is non-voting, except (a) on certain matters for which express provision is made in accordance with Liberty Global’s bye-laws, in which case the Liberty Global Class C common shares will carry such voting rights as specified in the relevant bye-law, or (b) unless where the Liberty Global Class C common shares are required to vote under applicable Bermuda law, in which case, they will have 1/100th of a vote per share.

Each Sunrise Class A Common Share will have one vote.

Each Sunrise Class B Share will also have one vote (however, the par value of each Sunrise Class B Share will be one-tenth of the par value of each Sunrise Class A Common Share, resulting in Sunrise Class B Shares having 10 times the voting power of Sunrise Class A Common Shares of the same par value).

The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the Sunrise share register at the cut-off date for the matters being voted on, as determined by the Sunrise Board.

The remaining portion of the aggregate nominal value may be allocated by the Liberty Board from time to time to issue shares of any class of shares authorized by Liberty Global’s bye-laws or approved by Liberty Global’s shareholders.

Sunrise’s articles of association specify Sunrise’s minimum share capital as CHF    and maximum share capital as CHF    . The Sunrise Board has the authority to issue or cancel Sunrise Shares within the Capital Range, if certain conditions are met, until the earlier of (i) the day before the fifth anniversary of the adoption of the Capital Range at the time of the spin-off or (ii) other expiry of the Capital Range, following which the authority will need to be renewed by the Sunrise shareholders.

Sunrise’s share capital may be increased by a maximum aggregate amount of CHF    through the issuance of up to    Sunrise Class A Common Shares or Sunrise Class B Shares based on (i) the exercise or mandatory exercise of rights to acquire such shares or (ii) obligations to acquire such shares granted to or entered into with Sunrise

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off

Directors or the Executive Committee, employees, contractors or consultants of Sunrise or its group companies, or other persons providing services to Sunrise or its group companies, in each case, through one or more equity incentive plans created by the Sunrise Board. Advance subscription rights of the Sunrise shareholders are excluded from issuances under Sunrise’s conditional capital for employee participation.

Sunrise’s nominal share capital may be increased within the Capital Range through the issuance of up to    Sunrise Class A Common Shares based on (i) the exercise or mandatory exercise of conversion, exchange, option, subscription or other rights to acquire Sunrise Class A Common Shares, or (ii) obligations to acquire Sunrise Class A Common Shares granted to or entered into with Sunrise shareholders or third parties, either alone or in connection with Financial Instruments. Existing Sunrise shareholders will have advance subscription rights with respect to Financial Instruments. The main conditions of the Financial Instruments will be determined by the Sunrise Board, which will be authorized to exclude or restrict Sunrise shareholders’ advance subscription rights in certain circumstances and subject to certain conditions.

Preferred Shares / Shares with Privileged Voting Rights

Under Bermuda law, Liberty Global may divide its shares into additional classes with any preferential, deferred, qualified or special rights, privileges or conditions proposed by the Liberty Board, only if authorized by resolution of Liberty Global’s shareholders granting such authority to the Liberty Board.

Subject to the above, Liberty Global’s bye-laws permit the Liberty Board to thereafter allot and issue shares of such new class in the discretion of the Liberty Board.

Sunrise may, if approved by a resolution of the Sunrise shareholders passed by a Supermajority Vote, issue additional shares with privileged voting rights. In addition to such Supermajority Vote, a Class B Vote is required unless Sunrise Shares without privileged voting rights are issued in the same proportion.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
Ranking of Shares / Voting Rights:	The Liberty Global Class A common shares and the Liberty Global Class B common shares form a single class with respect to the election of directors and all other matters to be voted on by Liberty Global’s shareholders (including matters relating to the increase or decrease of the number of authorized shares or the creation of new classes of shares). The Liberty Global Class C common shares are non-voting, except (a) on certain matters (including Covered Transactions (as defined in Liberty Global’s bye-laws) for which express provision is made in accordance with Liberty Global’s bye-laws, in which case the Liberty Global Class C common shares will carry such voting rights as specified in the relevant bye-law, or (b) unless where a right to vote is required under Bermuda law, in which case, the Liberty Global Class C common shares will vote as a single class with the Liberty Global Class A common shares and the Liberty Global Class B common shares and will be entitled to 1/100th of a vote per Liberty Global Class C common share. The Liberty Global shares generally rank equally for most other purposes (e.g., cash dividends and distributions on a winding up).

The Sunrise Shares rank equally, on a per nominal value basis, with respect to economic rights (e.g., dividends and other distributions, liquidation proceeds).

The Sunrise Shares form a single class with respect to the election of directors and all other matters to be voted on by Sunrise shareholders, except for the matters set forth in Sunrise’s articles of association which require a Class B Vote.

Under Sunrise’s articles of association, the Sunrise Board may register nominees in Sunrise’s share register with whom Sunrise has entered into a corresponding agreement with voting rights up to 3% of the share capital registered in the Commercial Register; above this limit, the Sunrise Board may register nominees with voting rights if they disclose the beneficial owners for whose account they hold 0.5% or more of the share capital registered in the Commercial Register.

Resolutions Generally:	Under Bermuda law, subject to other standards that may be provided in a company’s bye-laws, most actions or resolutions requiring approval of the shareholders may be passed by a simple majority of votes cast at a quorate general meeting of shareholders. Under the Bermuda Companies Act, certain matters have a different voting requirement. These include: (a) re-registration of a limited liability company as an unlimited liability company (which requires the consent of all shareholders), (b) waiving the laying of accounts before a general meeting and waiving the appointment of an auditor (which requires the consent of all

Unless otherwise specified by Sunrise’s articles of association or required by Swiss law, at any general meeting duly called and held, a resolution must be approved by a Simple Majority.

Under Sunrise’s articles of association, certain matters discussed in more detail below will require shareholder approval by a Supermajority Vote and/or a Class B Vote.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
shareholders), (c) the removal of an auditor before the expiration of his or her term of office (which requires a resolution passed by at least two-thirds of the votes cast at a quorate general meeting), (d) subject to certain limited exceptions, the making of a loan or the provision of a guarantee or other security to any person who is its director of the company or a director of its holding company (and to certain connected persons such as spouses or children of the director or to a company of which the director, their spouse or children own or control directly or indirectly more than 20% of the capital or loan debt), (which requires the consent of 90% of the total voting rights of all issued and outstanding shares), and (e) the approval of certain business combinations with respect to which Liberty Global’s bye-laws provide specified processes and voting standards.

Voting on Resolutions:	Liberty Global’s bye-laws require that any resolution put to a vote at a general meeting of shareholders is decided on a poll.	At any general meeting duly called and held, the Swiss Code of Obligations requires that any resolution put to vote in a general meeting of shareholders is decided by reference to the number of shares represented, not by reference to the number of individuals present.

Financial/Legal Limitations to Distributions:	Under Bermuda law, Liberty Global may not declare or pay dividends if there are reasonable grounds for believing that: (a) Liberty Global is, or would after the payment be, unable to pay its liabilities as they become due, or (b) that the realizable value of its assets would thereby be less than its liabilities.	Under the Swiss Code of Obligations, Sunrise may not declare or pay dividends unless it has sufficient distributable profits from the previous or current fiscal year (Gewinnvortrag or Bilanzgewinn) or distributable capital reserves (ausschüttungsfähige Kapitalreserven), each as evidenced by audited standalone statutory annual or interim financial statements prepared in accordance with the Swiss Code of Obligations, and after allocations to reserves required by the Swiss Code of Obligations and Sunrise’s articles of association have been deducted.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
Under the Swiss Code of Obligations, Sunrise may not declare or pay dividends or other distributions without a prior resolution of its shareholders passed by a Simple Majority.

Distributions Other than of Shares:	For any dividend that is not a distribution of securities (including any distribution of Liberty Global shares), each class of Liberty Global shares is entitled to the same dividend per share as any other class of Liberty Global shares.	For any dividend that is not a distribution of securities (including any distribution of Sunrise Shares), the Sunrise Class A Common Shares and the Sunrise Class B Shares are entitled to the same dividend per economic share equivalent.

Meeting Requests:	Meetings may be called by the Liberty Board and, under Bermuda law, must be called upon the request of Liberty Global’s shareholders holding not less than 10% of the paid-up capital of Liberty Global carrying the right to vote at general meetings.	Meetings may be called by the Sunrise Board and must be called upon the request of Sunrise Shareholders holding not less than 5% of the share capital or voting rights of Sunrise or by Sunrise’s auditors, liquidator or the representative of bondholders, if any.

Notice of Shareholder Meetings:	Under Liberty Global’s bye-laws, shareholders must be given at least 10 days’ but no more than 60 days’ notice of an annual general meeting or a special general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting. Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.	The Swiss Code of Obligations and Sunrise’s articles of association require that shareholders be given at least 20 days’ advance notice of a general meeting.

Quorum:	The quorum required for a general meeting is the holders of a majority in total voting power of the issued and outstanding voting shares entitled to vote at the meeting represented either in person or by proxy.	Swiss law and Sunrise’s articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

Advance Notice Procedures:	Under the Bermuda Companies Act, in respect of an annual general meeting: (a) one or more shareholders holding at least 5% of the total voting rights of all shareholders who have a right to vote at the meeting to which a requisition relates, or (b) at least 100 shareholders,	The Swiss Code of Obligations provides that an extraordinary general meeting of shareholders (a) may (i) be called by the Sunrise Board, (ii) resolved to be called by the general meeting of shareholders or (iii) under certain circumstances, be called by Sunrise’s auditors, liquidator or

Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off

can require Liberty Global to give notice of any resolutions which may properly be moved, and are intended to be moved, at the next annual general meeting. Notice of such resolutions may be given by Liberty Global by any manner permitted for the service of notice under Liberty Global’s bye-laws and will be given in the same manner and, as far as practicable, at the same time as the notice of the annual general meeting. The request must be received at least six weeks before the annual general meeting, unless the annual general meeting is called for a date six weeks or less after the request is received. A request may not propose any resolution which Liberty Global’s shareholders would not ordinarily be entitled to vote upon under Liberty Global’s bye-laws.

Liberty Global’s bye-laws provide that Liberty Global’s shareholders have further notification requirements in addition to the default position under Bermuda law in order to bring a resolution before a meeting of shareholders, which are driven by U.S. disclosure requirements. For notices relating to the nomination for election or re-election of directors, shareholders must provide all information required to be disclosed in a proxy statement or other filings required in connection with solicitations of proxies for election of directors or as required under Regulation 14A under the Securities Exchange Act of 1934, as amended, including the nominee’s written consent to be named in the proxy statement as a nominee and to serving as a director if elected. For business other than director nominations, shareholders must provide a brief description of the business desired to be brought before the meeting, the reasons for conducting such business and any material interest in such business of such shareholder(s), if any.

the representatives of bondholders, if any, and (b) must be called by the Sunrise Board upon the written request of shareholders holding not less than 5% of its share capital or voting rights. The items proposed to be included on the agenda and related motions must be included in such request. The Swiss Code of Obligations and Sunrise’s articles of association also require that shareholders be given at least 20 days’ advance notice of a general meeting.

A resolution on a matter which is not on the agenda may not be passed at a general meeting, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, on which the general meeting of shareholders may vote at any time.

Sunrise shareholders whose combined shareholdings represent 0.5% of Sunrise’s voting rights or share capital may request that an item be included on the agenda of a general meeting of shareholders or that a proposal be included in the invitation to a general meeting of shareholders if such request has been received by Sunrise at least 60 days before the meeting.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off

All requests by shareholders for nomination or other business to be properly brought before an annual or special general meeting, as applicable, must be made pursuant to timely notice in proper written form to the secretary. Proper notice must be generally received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual general meeting for the preceding year (or, in some cases, prior to the 10th day following the announcement of the meeting). With respect to a special general meeting, such notice must be given no earlier than the close of business on the 120th day prior to such special general meeting and no later than the later of: (a) the close of business on the 90th day prior to such special general meeting, or (b) the 10th day following the day on which public announcement is first made of the date of the special general meeting and of the Liberty Board’s proposed nominees to be elected at such meeting.

Amendments to the Constitutional Documents:	Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders, and that a company’s bye-laws may be amended by a resolution of its board and a resolution passed at a general meeting of shareholders. Under Liberty Global’s bye-laws, the affirmative vote of the holders of a majority of the total voting power of the issued and outstanding voting shares entitled to vote thereon, voting as a single class, is required in order for Liberty Global to take any action to authorize the amendment of Liberty Global’s bye-laws, except that the amendment of (a) certain “special” bye-laws, discussed in more detail below, requires the affirmative vote of not less than three-fourths (75%) of the directors and the affirmative vote of the holders of at least three-fourths (75%) of the total	Under Sunrise’s articles of association, a Simple Majority is required to amend Sunrise’s articles of association, except that the amendment or repeal of certain “special” provisions in Sunrise’s articles of association, discussed in more detail below, requires a Supermajority Vote and/or a Class B Vote.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
voting power of the then issued and outstanding voting shares entitled to vote thereon, voting as a single class and (b) bye-law 13.1 in relation to the variation of class rights and bye-law 34.3 in relation to Covered Transactions (together with bye-law 33.2 which governs the requirement for amendments to bye-laws 13.1 and 34.3) requires approval by a majority of the votes cast by the outstanding Liberty Global Class A common shares, Liberty Global Class B common shares and Liberty Global Class C common shares, each voting separately as a class.

Supermajority Shareholder Voting Provisions:	Under Liberty Global’s bye-laws, the affirmative vote of the holders of a majority of the total voting power of the issued and outstanding voting shares entitled to vote thereon, voting as a single class, and a resolution of the Liberty Global directors, is required to amend, alter or repeal any provision of Liberty Global’s bye-laws or to add or insert any other provision in the bye-laws, other than in respect of “special” bye-laws, which need the affirmative vote of not less than three-fourths (75%) of the directors and the affirmative vote of the holders of at least three-fourths (75%) of the total voting power of the issued and outstanding voting shares entitled to vote thereon, voting as a single class. The “special’ bye-laws are those relating to rights attaching to shares, conversion rights, dividends and share distributions, special general meetings requisitioned by shareholders, written shareholder resolutions, mergers, amalgamations and consolidations (other than Covered Transactions), election of directors, number of directors, term and classes of directors, making changes to certain bye-laws specifying a corporate action requiring a supermajority shareholder voting threshold and making changes to certain shareholder voting thresholds.

Under Sunrise’s articles of association, the following matters require shareholder approval by a Supermajority Vote: (a) amending Sunrise’s corporate purpose, (b) consolidating shares, (c) effecting capital increases other than for cash, (d) limiting or withdrawing Sunrise shareholders’ pre-emptive rights, (e) adopting conditional capital, (f) introducing a capital range (Kapitalband), (g) including restrictions on the transferability of registered shares, (h) introducing shares with privileged voting rights, (i) redenominating Sunrise’s share capital, (j) introducing a casting vote of the Sunrise Chair at the general meeting of shareholders, (k) including a provision in Sunrise’s articles of association to permit Sunrise to hold general meetings outside Switzerland, (l) delisting of Sunrise’s equity securities from SIX, (m) changing Sunrise’s place of incorporation, (n) including an arbitration clause in Sunrise’s articles of association, (o) approval of mergers, demergers and conversions pursuant to the Swiss Merger Act, (p) dissolving Sunrise.

Under Sunrise’s articles of association, the following matters require approval by a Class B Vote in addition to a Simple Majority or Supermajority Vote

Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off

Under Liberty Global’s bye-laws, if more than 66% of Liberty Global’s directors then in office vote affirmatively to approve a merger, amalgamation or consolidation (other than Covered Transactions), then the affirmative vote of a majority of the total voting power of the issued and outstanding shares entitled to vote at the general meeting, voting together as a single class, is required to approve such merger, amalgamation or consolidation. If 66% or less of Liberty Global’s directors then in office do not vote affirmatively to approve a merger, amalgamation or consolidation (other than Covered Transactions), then the affirmative vote of more than 66% of the total voting power of the issued and outstanding shares entitled to vote at the general meeting, voting together as a single class, is required to approve such merger, amalgamation or consolidation.

Under Liberty Global’s bye-laws, in order to authorize certain merger, amalgamation or consolidations, the following procedures are required to be followed for a certain merger, amalgamation or consolidations to be validly authorized: (a) if the Liberty Board determines, acting reasonably, that a proposed transaction may constitute a Covered Transaction, the Liberty Board must form an Independent Committee? (b) the Independent Committee will be granted the authority, on behalf of the Liberty Board, to determine whether a proposed transaction is a Covered Transaction and to negotiate the terms and conditions of the Covered Transaction and to determine whether to recommend such proposed Covered Transaction, and such determination(s) will be final, and (c) after determination by the Independent Committee that a transaction is a Covered Transaction, the proposed Covered Transaction will need to be approved by a majority of the

(as applicable): (i) variation of voting or economic rights attaching to the Sunrise Shares, (ii) consolidating or sub-dividing Sunrise Shares by any ratio that is not the same as for Class A Shares and Class B Shares, (iii) ordinary capital increases or decreases, (iv) adopting or varying conditional share capital, (v) introducing or varying a capital range (Kapitalband), (vi) including or canceling restrictions on the transferability of registered shares, (vii) issuing shares with privileged voting rights except where shares without privileged voting rights are issued in the same proportion; (viii) distributions of Sunrise Shares, except where holders of each class of Sunrise Shares receive the identical class of Sunrise Shares they hold, on an equal per share basis, (ix) distributions of securities of another entity or Sunrise’s securities other than Sunrise Shares, except where (1) holders of each class of Sunrise Shares receive the same class of securities, on an equal per share basis, or (2) holders of Sunrise Class B Shares receive securities with a higher voting entitlement and holders of Sunrise Class A Common Shares receive securities with a lower voting entitlement, (x) the delisting of the Sunrise Class B Shares; (xi) approval of mergers, demergers and conversions pursuant to the Swiss Merger Act, (xii) the disposal of all, or substantially all, of the assets of Sunrise, (xiii) the dissolution of Sunrise and (xiv) the amendment or repeal of certain “special” provisions in Sunrise’s articles of association, namely those relating to (t) the right of holders of Sunrise Class B Shares to exchange Sunrise Class B Shares for Sunrise Class A Common Shares, (u) rules governing the registration of shareholders in the share register, (v) the opting-up clause, (w) the majority requirements for shareholder resolutions in Sunrise’s articles of association, (x) the minimum and

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
	members of the Independent Committee, a majority of the members of the Liberty Board and by a majority of the votes cast by the outstanding Liberty Global Class A common shares, Liberty Global Class B common shares and Liberty Global Class C common shares (which Liberty Global Class C common shares will for these purposes only have one vote per share), in each case, by those members of a class present and voting at a separate class meeting for each class convened for purposes of approving such Covered Transaction; provided that any shares held, directly or indirectly, by the controlled acquiror proposing the Covered Transaction will not count towards quorum, will not be entitled to vote and will be excluded from determining the requisite majority and the shares entitled to vote, but shares held by a Significant Shareholder (as defined in Liberty Global’s bye-laws) or any director or executive officer that owns an interest in such controlled acquiror may be voted and will be included in determining the requisite majority and the shares entitled to vote.	maximum size of the Sunrise Board (y) indemnities granted to Sunrise Directors and the Executive Committee and (z) the forum selection clause.

Business Combinations:

Under Bermuda law, an acquiring party is generally able to ensure it acquires all of the issued and outstanding shares of the company in the following ways:

•   by a court-approved “scheme of arrangement”, which requires the agreement of holders of common shares representing in the aggregate a majority in number and at least 75% in par value of the common shareholders present and voting at a court ordered meeting or meetings held to consider the scheme;

•   by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries; or

Under Swiss law, an acquiring party is generally able to ensure it acquires all of the issued and outstanding shares of a Swiss company in the following ways:

•   through the direct acquisition of the shares, followed by a “cash-out” or “squeeze-out” merger in accordance with the Swiss Merger Act, which requires the approval of holders of at least 90% of the issued shares and, under Sunrise’s articles of association, a Class B Vote. In these circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of the parent company of the acquiror or of another company); or

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off

•   where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders.

Statutory mergers are also available under Bermuda law.

•   through a statutory merger in accordance with the Swiss Merger Act, which, under Sunrise’s articles of association, will require approval by a Supermajority Vote and a Class B Vote.

If a merger, demerger or conversion under the Swiss Merger Act receives all of the requisite shareholder approvals, including a Supermajority Vote and a Class B Vote, all Sunrise shareholders will be compelled to participate in such a transaction.

In addition, under Swiss law and Sunrise’s articles of association, the sale of all, or substantially all, of Sunrise’s assets requires, in certain circumstances, shareholder approval by a Supermajority Vote and a Class B Vote.

Pre-emptive Rights:	Bermuda law does not impose statutory pre-emption rights on the allotment and issue of shares of Bermuda companies. Under Liberty Global’s bye-laws, holders of Liberty Global Shares are not entitled to preemption rights with respect to any issuance of shares by Liberty Global.	Pursuant to the Swiss Code of Obligations, existing Sunrise shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares in proportion to the respective nominal values of their holdings. With respect to conditional capital, Sunrise shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of equity-linked financial instruments. Pre-emptive rights and advance subscription rights can be excluded or restricted for important reasons (aus wichtigem Grund). In the case of Sunrise, shareholders can exclude or restrict pre-emptive or advance subscription rights, or authorize the Sunrise Board to do so, with the approval of a Supermajority Vote and a Class B Vote.

Conversion/Exchange:	Holders of Liberty Global Class B common shares may convert such shares into Liberty Global Class A common share at any time.	A mechanism will be implemented pursuant to which holders of Sunrise Class B Shares will be able to exchange their Sunrise Class B Shares for Sunrise Class A Common Shares at a ratio of 10 Sunrise Class B Shares to one Sunrise Class A Common Share.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
Variation of Class Rights:	Under Liberty Global’s bye-laws, if at any time the capital of Liberty Global is divided into different classes of shares, all or any of the rights attached to any existing class may from time to time be varied or abrogated, either while Liberty Global is a going concern or during or in contemplation of winding up: (a) in the case of any class of capital of Liberty Global other than the Liberty Global Class A common shares, the Liberty Global Class B common shares and the Liberty Global Class C common shares, in such manner (if any) as may be provided by any instrument establishing those rights, including any amendment to Liberty Global’s bye-laws, or (b) in the case of the Liberty Global Class A common shares, the Liberty Global Class B common shares and the Liberty Global Class C common shares, with the sanction of a resolution passed by the majority of the votes cast at a separate meeting of the holders of the shares of the class to which the variation or abrogation relates, at which the quorum will be two persons at least holding or representing by proxy one third of the issued shares of the class. In addition, Liberty Global’s bye-laws provide that, unless otherwise expressly provided by the rights attached to any share or class of shares, the issuance of further shares ranking pari passu with, or subsequent to, a share or class of shares, the purchase or redemption by Liberty Global of any of its own shares and any alteration of capital permitted by Bermuda law and Liberty Global’s bye-laws will be deemed not to vary or abrogate rights attaching to any shares or classes of shares of Liberty Global.

With the approval of a Simple Majority and a Class B Vote, Sunrise may vary voting or economic rights attaching to either class of its shares. Under Swiss law, a class vote is generally required when varying the economic privileges of preferred shares. The Sunrise Class A Common Shares are common shares and do not have any economic privileges under Sunrise’s articles of association that would trigger such a class vote if varied. The Sunrise Class A Common Shares each have one vote per share, which is the mandatory vote required by Swiss law that cannot be varied by corporate action.

With respect to economic rights, the general meeting of shareholders of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a majority of the shares represented at the general meeting of shareholders. Under Sunrise’s articles of association, these decisions additionally require a Class B Vote.

If a company has issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the approval of both a majority of the adversely affected holders of the existing preference shares and of majority of the shares represented at the relevant general meeting of all shareholders.

Shareholder Suits:	Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors, officers or liquidators for breach of their duties and

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye- laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

claim the payment of the company’s losses or damages to the company and, in some cases, to the individual shareholder. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all shareholders.

Under Swiss law, the prevailing party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees from the company.

Dissenter’s Right of Appraisal:	A dissenting shareholder that did not vote in favor of a statutory amalgamation or merger of a Bermuda exempted company limited by shares is entitled to be paid the fair value of his or her shares in an amalgamation or merger as appraised by the Bermuda Supreme Court. Where the holders of not less than 95% of the shares or any class of shares of a company give notice for the compulsory acquisition of the remaining shareholders, shareholders who are subject to such notice may apply to the Bermuda Supreme Court for an appraisal of the value of their shares.	The Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in a merger, demerger or conversion are unreasonable, a shareholder may file an appraisal action against the surviving company petitioning the court to determine a reasonable amount of compensation and award to all shareholders in the same situation additional compensation to ensure that these shareholders receive the fair value of their shares.

Shareholder Rights Plans:	Under Bermuda law, if the board of a company is authorized to issue shares with preferential, deferred, qualified or special rights, privileges or conditions, a shareholder rights plan may be adopted, provided that the validity of the plan (both adoption of the plan and on issuance of the rights) will depend upon the compliance by the directors of the company with their fiduciary duties, in particular, whether or not any shareholder rights plan (or issuance thereunder) represents an exercise of directors’ powers under the company’s constitution for a proper purpose (and not a collateral purpose) and an exercise of directors’ powers fairly as between shareholders and not in such a way as to favor improperly one section of the shareholders against another.	Under Swiss law and Sunrise’s articles of association, the Sunrise Board is not permitted to adopt shareholder rights plans.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
Share Buybacks:	Under Bermuda law, Liberty Global may purchase its own shares for cancellation or acquire them as treasury shares on such terms as the Liberty Board thinks appropriate, without any distinction between on market and off-market purchases. The Liberty Board may exercise all the powers of Liberty Global to purchase or acquire all or any part of its own shares in accordance with the Bermuda Companies Act.

Sunrise and its subsidiaries may repurchase or otherwise acquire Sunrise Shares only to the extent that (a) Sunrise has freely disposable equity capital at least equal to the aggregate amount of the repurchase or acquisition and (b) the aggregate par value of all Sunrise Shares held by Sunrise and its affiliates does not exceed 10% of its then-current share capital registered in the Commercial Register. A repurchase or other acquisition of Sunrise Shares will reduce Sunrise’s disposable equity capital in an amount equal to the aggregate amount of the repurchase or acquisition, which will affect Sunrise’s ability to subsequently declare and pay dividends.

Sunrise Shares held by Sunrise or its subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of capital increases. Selective share repurchases are permitted only under limited circumstances.

Number of Directors:

Under the Bermuda Companies Act, the board must consist of at least one director.

Liberty Global’s bye-laws require not fewer than two directors and, except as determined by resolution adopted by the affirmative vote of not less than 66% of the members of the Liberty Board then in office, not more than 15 directors.

Under the Swiss Code of Obligations, the board must consist of at least one director.

Sunrise’s articles of association provide that the Sunrise Board will consist of no fewer than three directors and no greater than nine directors, with each class of Sunrise Shares being entitled to elect one representative to the Sunrise Board.

Election and Removal	Under Liberty Global’s bye-laws, directors of Liberty Global can be removed with or without cause by the Liberty Board or by Liberty Global’s shareholders. Where a director is to be removed by Liberty Global’s shareholders, notice of such intention must be served on such director at least 14 days prior to the applicable meeting

Under the Swiss Code of Obligations, directors may only be elected at a shareholders’ meeting. In the case of Sunrise, directors are elected by the shareholders by a Simple Majority.

A director may be removed with or without cause by Sunrise’s shareholders by a resolution passed by a Simple

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off

at which the removal will be considered and the director is entitled to be heard on the motion for his or her removal.

The shareholders of a company incorporated in Bermuda may not act by written consent to elect or remove a director before the expiration of their term of office unless explicitly permitted by the company’s bye-laws. Liberty Global’s bye-laws do not permit shareholders to act by written consent.

Where the election of a director is contested (i.e., the total number of proposed directors exceeds the total number of directors to be elected at such meeting), Liberty Global’s bye-laws provide a form of “plurality voting” applicable to such contested election of directors (i.e., the directors with the greatest number of votes are elected in descending order until the number of directors to be elected as such meeting is satisfied) instead of by a majority of the votes cast at a quorate general meeting of shareholders as would normally be required for the appointment of directors.

Majority at a duly convened meeting at which such resolution is included on the agenda.

Any Sunrise shareholder may propose for election as a director a person who is not an existing director or has not been proposed by the Sunrise Board. Sunrise shareholders have the right to have their proposal included in the notice of the general meeting of shareholders if their combined shareholdings represent 0.5% of Sunrise’s voting rights or share capital and if such request has been received by Sunrise at least 60 days before the meeting.

Classified Board:	The Liberty Board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.	Swiss law does not permit classified or staggered boards. The Sunrise Directors and the Sunrise Chair are elected annually by the general meeting of shareholders and are eligible for re-election for a term of office until completion of the subsequent annual general meeting of shareholder. Each Sunrise Director must be elected individually.

Vacancies:	Liberty Global’s bye-laws provide that vacancies on the Liberty Board and newly created directorships resulting from any increase in the number of directors on the Liberty Board will be filled by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by a resolution passed by a	Under the Swiss Code of Obligations, vacancies on the Sunrise Board will be filled at a general meeting by a Simple Majority. If a director is elected by an extraordinary general meeting of shareholders, their term of office ends at completion of the subsequent annual general meeting of shareholders.

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
majority of the votes cast by the total voting power of Liberty Global voting shares present in person or by proxy and entitled to vote thereon, voting as a single class, at a general meeting.

Under Sunrise’s articles of association, if the office of the Sunrise Chair is vacant, the Sunrise Board will appoint a new Sunrise Chair from among its members for a term of office extending until completion of the subsequent annual general meeting of shareholders.

Duties of Directors:

Under Bermuda common law, directors of a company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•   to act in good faith in the best interests of the company;

•   not to make a personal profit from opportunities that arise from the office of director;

•   to avoid conflicts of interest; and

•   to exercise powers for the purpose for which such powers were intended.

Swiss law requires the Sunrise Directors and the Executive Committee to safeguard Sunrise’s interests in good faith and imposes a duty of loyalty and duty of care on Sunrise’s directors and executive officers. They must afford the shareholders equal treatment in equal circumstances.

Under Swiss law, Sunrise’s directors and executive officers are personally liable to Sunrise, to each Sunrise shareholder and, in some circumstances, to Sunrise’s creditors for damages caused by intentional or negligent violation of their duties. The burden of proof for a violation of these duties is generally with the corporation or with the shareholder or creditor bringing a suit against the director.

Conflicts of Interests / Related Party Transactions:	Any director, or any director’s firm, partner or any company with whom any director is associated, is entitled to act in any capacity for, be employed by or render services to Liberty Global on such terms, including with respect to remuneration, as may be agreed between the parties. Bermuda law does not generally require shareholder approval of related party transactions unless there is an independent approval requirement for such transaction under Bermuda law or a company’s bye-laws. Bermuda law requires shareholder approval of a related party transaction where (subject to certain limited exceptions) a company proposes to make a loan or provide a guarantee or other security to any person who is a director of the company or a director of its holding company (and to

The Sunrise Directors and the Executive Committee are required to immediately and fully inform the board of directors about conflicts of interests concerning them. The Sunrise Board is required to take measures to protect the interests of Sunrise. As a result of the duty to safeguard Sunrise’s interests and the duty of loyalty, conflicted Sunrise Directors and the Executive Committee are not entitled to participate in deliberations or votes on decisions that directly affect them.

Swiss law does not require shareholder approval of related party transactions, but it does require that related party transactions with a value exceeding CHF 1,000 are documented in writing. Unjustified payments made to any of the

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
certain connected persons such as spouses or children of the director or to a company of which the director, their spouse or children own or control directly or indirectly more than 20% of the capital or loan debt). Under Bermuda law, if a director discloses a direct or indirect interest in any contract or arrangement with Liberty Global as required by Bermuda law, such director will be entitled to vote in respect of any such contract or arrangement in which he or she is interested.

Sunrise shareholders or directors, or any person related to such shareholder or director, other than payments made at arm’s length, must be repaid to Sunrise.

The Sunrise Board will adopt a Code of Business Conduct and Ethics and other policies which will cover a broad range of matters, including the handling of conflicts of interest.

Remuneration:

Liberty Global will be subject to the “say on pay” rules promulgated by the SEC, which require an advisory shareholder vote on pay every three years.

Under Bermuda Law, directors may receive such compensation for attendance at any meetings of the Liberty Board (or a meeting of a committee) and any expenses incidental to the performance of their duties as the Liberty Board or a committee of the Liberty Board determines, without any requirement for approval of such remuneration by the shareholders.

Pursuant to the Swiss Code of Obligations, shareholders have the non-transferable right, among others, to vote on the proposed maximum aggregate amount of compensation of the members of the board of directors and the executive committee annually at the general meeting of shareholders.

Liability of Directors and Officers / Indemnification:	Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or gross negligence or, according to some legal scholars, even simple negligence), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Sunrise’s articles of association provide for indemnification, to the fullest extent permitted by law, of the current and former Sunrise Directors and the

	Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off

relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act. Liberty Global’s bye-laws contain a general waiver by shareholders for any claim or right of action a shareholder might have (whether individually or by or in the right of the company) against any director or officer of the company arising from any action or inaction by such director or officer in the performance of their duties for Liberty Global or any of Liberty Global’s direct or indirect subsidiaries (but excluding any matter involving fraud or dishonesty). Consequently, this waiver limits the right of Shareholders to assert claims against Liberty Global’s officers and directors unless the act or failure to act involves fraud or dishonesty.

Shareholders can ratify by a resolution in a general meeting a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

Liberty Global’s bye-laws require Liberty Global to indemnify and hold harmless, to the fullest extent permitted by applicable law, but excluding any liability arising by virtue of fraud or dishonesty, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer or while a director or officer of Liberty Global.

Executive Committee and their heirs, executors and administrators against liabilities arising in connection with their roles or any position taken for or at the direction of Sunrise, or the performance of their duties in such capacity, and permit Sunrise to advance the expenses of defending any act, suit or proceeding to Sunrise’s directors and executive officers to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.

Sunrise expects to enter into indemnification agreements with each of the Sunrise Directors and each member of the Executive Committee. The indemnification agreements are expected to require Sunrise to indemnify the Sunrise Directors and the members of the Executive Committee to the fullest extent permitted by law.

Access to Books and Records and Dissemination of Information	Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain	Under the Swiss Code of Obligations, Sunrise shareholders have a right to inspect Sunrise’s share register with respect to their own shares. No other person has a right to inspect the share register of Sunrise. Shareholders holding in the aggregate at least 5% of Sunrise’s

Liberty Global Common Shares Prior to the Spin-Off	Sunrise Shares Following the Spin-Off
alterations to the memorandum of association. A company’s shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.	share capital or voting rights have the right to inspect Sunrise’s books and correspondence, subject to certain restrictions. The Sunrise Board is required to decide on an inspection request within four months after receipt of such request. Denial of the request must be justified in writing. If an inspection request is denied by the Sunrise Board, the requesting shareholder may petition the competent court with jurisdiction over the registered office of Sunrise for an inspection order within thirty days of the denial.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LIBERTY GLOBAL

Security Ownership of Directors and Executive Officers of Liberty Global

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

The following table sets forth information relating to the beneficial ownership of Liberty Global’s Common Shares by each of its directors and executive officers and all of its directors and executive officers as a group.

Except as otherwise indicated in the notes to the table, the security ownership information is given as of    , 2024 and, in the case of percentage ownership information, is based upon: (a)    Liberty Global Class A common shares, (b)     Liberty Global Class B common shares, and (c)     Liberty Global Class C common shares, in each case, outstanding on that date. Beneficial ownership of Liberty Global’s Class C common shares is set forth below only to the extent known by Liberty Global or ascertainable from public filings. Liberty Global’s Class C common shares are, however, non-voting and, therefore, in the case of voting power, are not included.

Liberty Global Common Shares issuable on or within 60 days after    , 2024, upon exercise of options or SARs, vesting of RSUs, conversion of convertible securities or exchange of exchangeable securities, are deemed to be outstanding and to be beneficially owned by the person holding the options, SARs, RSUs or convertible or exchangeable securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Also, for purposes of the following presentation, beneficial ownership of Liberty Global’s Class B common share, although convertible on a one-for-one basis into Liberty Global’s Class A common shares, is reported as beneficial ownership of Liberty Global’s Class B common shares only, and not as beneficial ownership of Liberty Global’s Class A common shares. The percentage of voting power is presented on an aggregate basis for each person or entity named below.

Unless otherwise indicated, the beneficial owners listed below may be contacted at Liberty Global’s corporate headquarters located at 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, U.S. So far as is known to Liberty Global, the persons indicated below have sole voting power and sole dispositive power with respect to the Liberty Global Common Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Voting Power
John C. Malone	Liberty Global Class A common shares	(1)(2)	%	%
Chairman of the Liberty Board	Liberty Global Class B common shares	(3)(4)	%
	Liberty Global Class C common shares	(1)(2)((3)	%

Andrew J. Cole	Liberty Global Class A common shares	(2)(5)
Director	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)

Miranda Curtis	Liberty Global Class A common shares	(2)
Director	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Voting Power
Marisa Drew	Liberty Global Class A common shares	(2)
Director	Liberty Global Class B common shares
	Liberty Global Class C common shares	(2)

Michael T. Fries	Liberty Global Class A common shares	(2)(6)(7)		%
Director, Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board	Liberty Global Class B common shares	(5)	%
	Liberty Global Class C common shares	(2)(6)(7)

Paul A. Gould	Liberty Global Class A common shares	(2)
Director	Liberty Global Class B common shares
	Liberty Global Class C common shares	(2)

Richard R. Green	Liberty Global Class A common shares	(2)
Director	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)

Larry Romrell	Liberty Global Class A common shares	(2)
Director	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)

Daniel Sanchez	Liberty Global Class A common shares	(2)
Director	Liberty Global Class B common shares
	Liberty Global Class C common shares	(2)

J David Wargo	Liberty Global Class A common shares	(2)(8)(9)
Director	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)(8)(9)

Anthony G. Werner	Liberty Global Class A common shares	(2)
Director	Liberty Global Class B common shares
	Liberty Global Class C common shares	(2)

Charles H.R. Bracken	Liberty Global Class A common shares	(2)
Executive Vice President & Chief Financial Officer	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)

Bryan H. Hall	Liberty Global Class A common shares	(2)(8)
Executive Vice President & General Counsel & Secretary	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)(6)(8)

Enrique Rodriguez	Liberty Global Class A common shares	(2)
Executive Vice President & Chief Technology Officer	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)(6)

Andrea Salvato	Liberty Global Class A common shares	(2)
Executive Vice President & Chief Development Officer	Liberty Global Class B common shares		—
	Liberty Global Class C common shares	(2)

All directors and executive officers as a group (15 persons)	Liberty Global Class A common shares	(10)(11)	%	%
	Liberty Global Class B common shares	(10)	%
	Liberty Global Class C common shares	(10)(11)	%

*	Less than one percent.
(1)	Includes Liberty Global Class A common shares and Liberty Global Class C common shares held by Mr. Malone’s spouse, as to which common shares Mr. Malone has disclaimed beneficial ownership.

(2)

Includes common shares that are subject to RSUs, options or common shares issuable upon exercise of SARs, based on the closing prices of $    for Liberty Global Class A common shares and $    for Liberty Global Class C common shares, which vested or were exercisable as of, or will vest or will be exercisable within 60 days of    , 2024, as follows:

Owner	Liberty Global Class A RSUs	Liberty Global Class C RSUs	Liberty Global Class A SARs / Options	Liberty Global Class C SARs / Options
John C. Malone	—	—
Michael T. Fries	—	—
Andrew J. Cole	—	—
Miranda Curtis	—	—
John W. Dick	—	—
Paul A. Gould	—	—
Richard R. Green	—	—
Larry Romrell	—	—
Daniel Sanchez	—	—
J David Wargo	—	—
Anthony G. Werner	—	—
Charles H.R. Bracken
Bryan H. Hall
Enrique Rodriguez
Andrea Salvato

(3)

Includes     Liberty Global Class B common shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone has disclaimed beneficial ownership of the common shares held in the trusts. Also includes     Liberty Global Class B common shares and Liberty Global Class C common shares held by the Malone Trust.

(4)

Based on the Schedule 13D/A (Amendment No. 7) of Mr. Malone filed with the SEC on February 18, 2014, pursuant to a letter agreement dated as of February 13, 2014, among Michael T. Fries, Liberty Global’s CEO and one of its directors, Mr. Malone and the Malone Trust, such parties have agreed that, for so long as Mr. Fries is employed as a principal executive officer by Liberty Global or serving on the Liberty Board, (a) in the event the Malone Trust or any permitted transferee (as defined in the letter agreement) is not voting the Liberty Global Class B common shares owned by the Malone Trust, Mr. Fries will have the right to vote such Liberty Global Class B common shares and (b) in the event the Malone Trust or any permitted transferee determines to sell such Liberty Global Class B common shares, Mr. Fries (individually or through an entity he controls) will have an exclusive right to negotiate to purchase such common shares, and if the parties fail to come to an agreement and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fries (or an entity controlled by him) will have a right to match the offer made by such third party.

(5)	Includes Liberty Global Class A common shares held by Mr. Cole’s minor daughter.
(6)	Includes common shares held in the 401(k) Plan as follows:

Owner	Liberty Global Class A common shares	Liberty Global Class C common shares
Michael T. Fries
Bryan H. Hall	—
Enrique Rodriguez	—

(7)

Includes     Liberty Global Class A common shares and     Liberty Global Class C common shares held by a trust managed by an independent trustee, of which the beneficiaries are Mr. Fries’ children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust. Mr. Fries has disclaimed beneficial ownership of the common shares held by the trust. Figure also includes     Liberty Global Class A common shares and     Liberty Global Class C common shares underlying RSUs that will vest on    , 2024, without subtraction of additional common shares for withholding tax obligations. This also includes     Liberty Global Class A common shares and     Liberty Global Class C common shares that would be issuable upon exercise by Mr. Fries of those SARs that are exercisable on, or will be exercisable within 60 days hereof, assuming exercise and net settlement at the closing sale price on    , 2024 (LBTYA: $    and LBTYK: $    ), and without subtraction of additional common shares for withholding tax obligations.

(8)	Includes common shares pledged to the indicated entities in support of one or more lines of credit or margin accounts, which may include other pledged assets, extended by such entities:

No. of Shares Pledged
Beneficial Owner	Liberty Global Class A common shares	Liberty Global Class C common shares	Entity Holding the Shares
J. David Wargo			Merrill Lynch

(9)

Includes     Liberty Global Class A common shares and     Liberty Global Class C common shares held in various accounts managed by Mr. Wargo, as to which common shares Mr. Wargo has disclaimed beneficial ownership. Also includes     Liberty Global Class C common shares held by Mr. Wargo’s spouse, as to which Mr. Wargo has disclaimed beneficial ownership.

(10)

Includes     Liberty Global Class A common shares,     Liberty Global Class B common shares and     Liberty Global Class C common shares held by relatives of certain directors and executive officers or held pursuant to certain trust arrangements or in managed accounts, as to which shares beneficial ownership has been disclaimed.

(11)

Includes     Liberty Global Class A common shares and     Liberty Global Class C common shares that are subject to options or SARs, which were exercisable as of, or will be exercisable or vest within 60 days of,    , 2024;     Liberty Global Class A common shares and     Liberty Global Class C common shares held by the 401(k) Plan; and     Liberty Global Class A common shares and     Liberty Global Class C common shares pledged in support of various lines of credit or margin accounts. Figure also includes     Liberty Global Class A common shares and     Liberty Global Class C common shares underlying RSUs that will vest on    , 2024, without subtraction of additional shares for withholding tax obligations. This also includes     Liberty Global Class A common shares and     Liberty Global Class C common shares that would be issuable upon exercise by Liberty Global’s directors and officers of those SARs that are exercisable on, or will be exercisable within 60 days    , 2024, assuming exercise and net settlement at the closing sale price on    , 2024 (LBTYA: $    and LBTYK: $   ), and without subtraction of additional shares for withholding tax obligations.

Security Ownership of Certain Beneficial Owners of Liberty Global

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

The following table sets forth information, to the extent known by Liberty Global or ascertainable from public filings, concerning the Liberty Global Common Shares beneficially owned by each person or entity known by Liberty Global to own more than 5% of any class of Liberty Global’s outstanding voting shares of Class A and Class B common shares.

Except as otherwise indicated in the notes to the table, the security ownership information is given as of    , 2024 and, in the case of percentage ownership information, is based upon: (a)     Liberty Global’s Class A common shares, (b)     Liberty Global Class B common shares, and (c)     Liberty Global Class C common shares, in each case, outstanding on that date. Liberty Global’s Class C common shares are, however, non-voting and, therefore, in the case of voting power, are not included.

Liberty Global Common Shares issuable on or within 60 days after    , 2024 upon exercise of options or SARs, vesting of RSUs, conversion of convertible securities or exchange of exchangeable securities, are deemed to be outstanding and to be beneficially owned by the person holding the options, SARs, RSUs or convertible or exchangeable securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Also, for purposes of the following presentation, beneficial ownership of Liberty Global’s Class B common shares, although convertible on a one-for-one basis into Liberty Global’s Class A common shares, is reported as beneficial ownership of Liberty Global’s Class B common shares only, and not as beneficial ownership of Liberty Global’s Class A common shares. The percentage of voting power is presented on an aggregate basis for each person or entity named below.

So far as is known to Liberty Global, the persons indicated below have sole voting power and sole dispositive power with respect to the Liberty Global Common Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Voting Power
John C. Malone	Liberty Global Class A common shares	(1)(2)	%	%
c/o Liberty Global Ltd.	Liberty Global Class B common shares	(2)(3)	%
Clarendon House, 2 Church Street	Liberty Global Class C common shares	(1)(2)(2)	%
Hamilton HM 11, Bermuda
Michael T. Fries	Liberty Global Class A common shares	(4)		%
c/o Liberty Global Ltd.	Liberty Global Class B common shares	(2)	%
Clarendon House, 2 Church Street	Liberty Global Class C common shares	(4)
Hamilton HM 11, Bermuda
Robert R. Bennett	Liberty Global Class A common shares	(5)		%
c/o Liberty Media Corporation	Liberty Global Class B common shares	(5)	%
12300 Liberty Boulevard
Englewood, CO 80112
Artisan Partners Limited Partnership	Liberty Global Class A common shares	(6)	%	%
875 East Wisconsin Avenue,	Liberty Global Class B common shares
Suite 800
Milwaukee, WI 53202
Harris Associates L.P.	Liberty Global Class A common shares	(7)(8)	%	%
111 S. Wacker Drive,	Liberty Global Class B common shares
Suite 4600
Chicago, IL 60606

*	Less than one percent.
(1)	Includes Liberty Global Class A common shares and Liberty Global Class C common shares held by Mr. Malone’s spouse, as to which shares Mr. Malone has disclaimed beneficial ownership.
(2)

Includes     Liberty Global Class B common shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone has disclaimed beneficial ownership of the shares held by the trusts. Also includes     Liberty Global Class B common shares and Liberty Global Class C common shares held by the Malone Trust.

(3)

Based on the Schedule 13D/A (Amendment No. 7) of Mr. Malone filed with the SEC on February 18, 2014, pursuant to a letter agreement dated as of February 13, 2014, among Michael T. Fries, Liberty Global’s CEO and one of its directors, Mr. Malone and the Malone Trust, such parties have agreed that, for so long as Mr. Fries is employed as a principal executive officer by Liberty Global or serving on the Liberty Board, (a) in the event the Malone Trust or any permitted transferee (as defined in the letter agreement) is not voting the Liberty Global Class B common shares owned by the Malone Trust, Mr. Fries will have the right to vote such Liberty Global Class B common shares and (b) in the event the Malone Trust or any permitted transferee determines to sell such Liberty Global Class B common shares, Mr. Fries (individually or through an entity he controls) will have an exclusive right to negotiate to purchase such shares, and if the parties fail to come to an agreement and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fries (or an entity controlled by him) will have a right to match the offer made by such third party.

(4)	Includes Liberty Global Class A common shares and Liberty Global Class C common shares held in the 401(k) Plan for the benefit of Mr. Fries.
(5)

Includes     Liberty Global Class A common shares and     Liberty Global Class C common shares held by a trust managed by an independent trustee, of which the beneficiaries are Mr. Fries’ children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust. Mr. Fries has disclaimed beneficial ownership of the shares held by the trust.

(6)

The number of Liberty Global Class A common shares and Liberty Global Class B common shares is based upon a Form 8.3 dated November 4, 2015, submitted by Mr. Bennett pursuant to the U.K. Takeover Code. Of the shares reported, a Schedule 13D/A filed by Mr. Bennett on March 6, 2014, shows Mr. Bennett and his spouse jointly owning     Liberty Global Class B common shares and Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his spouse, owning     Liberty Global Class B common shares.

(7)

The number of Liberty Global Class A common shares is based upon the Schedule 13G/A (Amendment No. 2) for the year ended December 31, 2023, filed with the SEC on February 12, 2024, by Artisan Partners Limited Partnership (“APLP”) on behalf of itself and Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”), and Artisan Partners Asset Management Inc. (“APAM”). APLP is an investment adviser. Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. The Schedule 13G/A reflects that APLP, Artisan Investments, Artisan Holdings and APAM share dispositive power over all of the Liberty Global Class A common shares.

(8)

The number of Liberty Global Class A common shares is based upon the Schedule 13G for the year ended December 31, 2023, filed with the SEC on February 14, 2024, by Harris Associates Inc. (“HAI”) on behalf of itself and as general partner of Harris Associates L.P. (“Harris L.P.”). The Schedule 13G reflects that HAI and Harris L.P. each have sole voting power over     of the Liberty Global Class A common shares and sole dispositive power over all of the Liberty Global Class A common shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SUNRISE FOLLOWING THE SPIN-OFF

Security Ownership of Directors and Executive Officers of Sunrise following the Spin-Off

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Immediately prior to the spin-off, Sunrise was an indirect, wholly-owned subsidiary of Liberty Global. The following table presents, based on information available regarding beneficial ownership of Liberty Global Common Shares as of    , 2024, and the distribution ratios described in this proxy statement/prospectus, information relating to the anticipated beneficial ownership of Sunrise Shares after the spin-off by (1) each person anticipated to be a Sunrise Director following the consummation of the spin-off, (2) each person anticipated to be a named executive officer of Sunrise following the consummation of the spin-off and (3) all anticipated Sunrise Directors and executive officers of Sunrise as a group following the consummation of the spin-off.

Sunrise Class A Common Shares issuable on or within 60 days of completion of the spin-off upon exercise of SARs, vesting of RSUs, conversion of convertible securities or exchange of exchangeable securities, are deemed to be outstanding and to be beneficially owned by the person holding the SARs, RSUs or convertible or exchangeable securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated in the notes to the table, the security ownership information is given as of immediately following the spin-off and, in the case of percentage ownership information, is based upon: (a) Sunrise Class A Common Shares and (b) Sunrise Class B Shares, in each case, outstanding immediately following the spin-off. Also, for purposes of the following presentation, beneficial ownership of Sunrise Class B Shares, although a mechanism exists pursuant to which such shares can be exchanged for Sunrise Class A Common Shares, is reported as beneficial ownership of Sunrise Class B Shares only, and not as beneficial ownership of Sunrise Class A Common Shares. The percentage of voting power is presented on an aggregate basis for each person or entity named below.

Unless otherwise indicated, the beneficial owners listed below may be contacted at Sunrise’s corporate headquarters located at Thurgauerstrasse 101b, 8152 Glattpark (Opfikon). So far as is known to Sunrise, the persons indicated below have sole voting power and sole dispositive power with respect to the Sunrise Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Voting Power
Michael T. Fries	Sunrise Class A Common Shares
Chairperson	Sunrise Class B Shares	(1)

André Krause	Sunrise Class A Common Shares
Chief Executive Officer	Sunrise Class B Shares

Anna Maria Blengino	Sunrise Class A Common Shares
Chief Information Officer	Sunrise Class B Shares

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Voting Power
Tobias Foster	Sunrise Class A Common Shares
Chief People Officer	Sunrise Class B Shares

Jany Fruytier	Sunrise Class A Common Shares
Chief Financial Officer	Sunrise Class B Shares

Stefan Fuchs	Sunrise Class A Common Shares
Chief Consumer Officer – Flanker Brands	Sunrise Class B Shares

Elmar Grasser	Sunrise Class A Common Shares
Chief Technology Officer	Sunrise Class B Shares

Marcel Huber	Sunrise Class A Common Shares
General Counsel & Chief Corporate Affairs Officer	Sunrise Class B Shares

Robert Redeleanu	Sunrise Class A Common Shares
Chief Business Officer	Sunrise Class B Shares

Christoph Richartz	Sunrise Class A Common Shares
Chief Consumer Officer – Main Brand	Sunrise Class B Shares

All directors and executive officers as a group ( persons)	Sunrise Class A Common Shares
Sunrise Class B Shares

*	Less than one percent.
(1)

Pursuant to a letter agreement, among Mr. Fries, Mr. Malone and the Malone Trust, which will be executed on the effective date of the spin-off, for so long as Mr. Fries is serving on the Sunrise Board, (a) Mr. Fries will have the right to vote Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if such shares are not being voted and (b) Mr. Fries (or an entity controlled by him) will have an exclusive right to negotiate to purchase Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if the Malone Trust or any permitted transferee determines to sell Mr. Malone’s Sunrise Class B Shares, and if the parties fail to come to an agreement within 90 days and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, the Malone Trust or such permitted transferee will provide Mr. Fries with notice at least 60 days before entering into an agreement for the transfer of Mr. Malone’s Sunrise Class B Shares to such third party and Mr. Fries (or an entity controlled by him) will have an exclusive right, for a period of 60 days from the date of such notice, to match the offer made by such third party.

Security Ownership of Certain Beneficial Owners of Sunrise

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

The following table presents, based on information available regarding beneficial ownership of Liberty Global Common Shares as of    , 2024 to the extent known to Liberty Global or ascertainable from public filings, and the distribution ratios described in this proxy statement/prospectus, information relating to the anticipated beneficial ownership of Sunrise Shares after the spin-off by: each person anticipated by Sunrise to own beneficially more than 5% of the outstanding Sunrise Shares of each class immediately following the consummation of the spin-off.

Sunrise Class A Common Shares issuable on or within 60 days of completion of the spin-off upon exercise of SARs, vesting of RSUs, conversion of convertible securities or exchange of exchangeable securities, are deemed to be outstanding and to be beneficially owned by the person holding the SARs, RSUs or convertible or exchangeable securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated in the notes to the table, the security ownership information is given as of immediately following the spin-off and, in the case of percentage ownership information, is based upon: (a) Sunrise Class A Common Shares and (b) Sunrise Class B Shares, in each case, outstanding immediately following the spin-off.

Also, for purposes of the following presentation, beneficial ownership of Sunrise Class B Shares, although a mechanism exists pursuant to which such shares can be exchanged for Sunrise Class A Common Shares, is reported as beneficial ownership of Sunrise Class B Shares only, and not as beneficial ownership of Sunrise Class A Common Shares. The percentage of voting power is presented on an aggregate basis for each person or entity named below.

So far as is known to Sunrise, the persons indicated below have sole voting power and sole dispositive power with respect to the Sunrise Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class		Voting Power
John C. Malone	Sunrise Class A Common Shares		(1)(2)		%		%
c/o Liberty Global Ltd.	Sunrise Class B Shares		(2)(3)		%
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
Michael T. Fries	Sunrise Class A Common Shares		(4)		%		%
c/o Liberty Global Ltd.	Sunrise Class B Shares		(3)		%
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
Robert R. Bennett	Sunrise Class A Common Shares		(5)		%
c/o Liberty Media Corporation	Sunrise Class B Shares		(5)		%
12300 Liberty Boulevard
Englewood, CO 80112
Artisan Partners Limited Partnership	Sunrise Class A Common Shares		(6)		%		%
875 East Wisconsin Avenue,	Sunrise Class B Shares
Suite 800
Milwaukee, WI 53202
Harris Associates L.P.	Sunrise Class A Common Shares		(7)		%		%
111 S. Wacker Drive,	Sunrise Class B Shares
Suite 4600
Chicago, IL 60606

*	Less than one percent.
(1)	Based on Liberty Global Class A common shares and Liberty Global Class C common shares held by Mr. Malone’s spouse, as to which shares Mr. Malone has disclaimed beneficial ownership.
(2)

Based on     Liberty Global Class B common shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone has disclaimed beneficial ownership of the shares held by the trusts. Also includes     Liberty Global Class B common shares and Liberty Global Class C common shares held in the Malone Trust.

(3)

Pursuant to a letter agreement, among Mr. Fries, Mr. Malone and the Malone Trust, which will be executed on the effective date of the spin-off, for so long as Mr. Fries is serving on the Sunrise Board, (a) Mr. Fries will have the right to vote Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if such shares are not being voted and (b) Mr. Fries (or an entity controlled by him) will have an exclusive right to negotiate to purchase Mr. Malone’s Sunrise Class B Shares held by the Malone Trust if the Malone Trust or any permitted transferee determines to sell Mr. Malone’s Sunrise Class B Shares, and if the parties fail to come to an agreement within 90 days and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, the Malone Trust or such permitted transferee will provide Mr. Fries with notice at least 60 days before entering into an agreement for the transfer of Mr. Malone’s Sunrise Class B Shares to such third party and Mr. Fries (or an entity controlled by him) will have an exclusive right, for a period of 60 days from the date of such notice, to match the offer made by such third party.

(4)	Includes Sunrise Class A Common Shares based on Liberty Global Class A common shares and Liberty Global Class C common shares held in the 401(k) Plan for the benefit of Mr. Fries.
(5)

Based on the number of Liberty Global Class A common shares and Liberty Global Class B common shares reported upon a Form 8.3 dated November 4, 2015, submitted by Mr. Bennett pursuant to the U.K. Takeover Code. Of the shares reported, a Schedule 13D/A filed by Mr. Bennett on March 6, 2014, shows Mr. Bennett and his spouse jointly owning     Liberty Global Class B common shares and Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his spouse, owning     Liberty Global Class B common shares.

(6)

Based on the number of Liberty Global Class A common shares reported upon the Schedule 13G/A (Amendment No. 2) for the year ended December 31, 2023, filed with the SEC on February 12, 2024, by APLP on behalf of itself and Artisan Investments, Artisan Holdings and APAM. APLP is an investment adviser. Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. The Schedule 13G/A reflects that APLP, Artisan Investments, Artisan Holdings and APAM share dispositive power over all of the Liberty Global Class A common shares.

(7)

Based on the number of Liberty Global Class A common shares reported upon the Schedule 13G for the year ended December 31, 2023, filed with the SEC on February 14, 2024, by HAI on behalf of itself and as general partner of Harris L.P. The Schedule 13G reflects that HAI and Harris L.P. each have sole voting power over     of the Liberty Global Class A common shares and sole dispositive power over all of the Liberty Global Class A common shares.

LEGAL MATTERS

The validity of the Sunrise Shares to be issued will be passed upon for Sunrise by Homburger AG. Liberty Global and Sunrise have been represented by A&O Shearman, New York, as to certain matters of U.S. law.

EXPERTS

Liberty Global

The consolidated financial statements of Liberty Global as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Sunrise

The consolidated financial statements of Liberty Global Europe Financing B.V. as of December 31, 2023, 2022, and 2021, and January 1, 2021, and for each of the years in the three-year period ended December 31, 2023, have been included herein in reliance upon the report of KPMG AG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

Sunrise is a Swiss stock corporation, and its registered office and domicile is located in Opfikon, Canton of Zurich, Switzerland. As a result, the rights of holders of Sunrise Shares will be governed by Swiss law and Sunrise’s articles of association. Moreover,     of the expected Sunrise Directors and all of the members of the Executive Committee referred to in this proxy statement/prospectus are not residents of the U.S. and substantially all of Sunrise’s assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon Sunrise, Sunrise Directors or members of the Executive Committee who are not residents of the United States or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the U.S. Sunrise has been advised by its Swiss counsel, Homburger AG, that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments obtained in other jurisdictions, including the U.S., of civil liabilities to the extent solely predicated upon the federal and state securities laws of those jurisdictions. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law of 1987, as amended (the “PILA”). The PILA provides that the application of provisions of non-Swiss law by the courts in Switzerland will be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the U.S. do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the U.S. in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•

no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

SWISS EXCHANGE CONTROLS

Under current Swiss law, there are no limitations on the amount of payments that may be remitted by a Swiss company to non-residents, other than under government sanctions imposed on particular countries, regimes, organizations or persons which may create restrictions on payments to or from certain countries, regimes, organizations or persons.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

Sunrise has filed a registration statement on Form F-4 under the Securities Act with respect to the Sunrise Shares. This proxy statement/prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits to the registration statement, to which reference is hereby made. You should refer to the registration statement, including its exhibits and schedules, for further information about Sunrise and the Sunrise Shares.

Liberty Global files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC also maintains an internet website that has reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Liberty Global. The address of that site is http://www.sec.gov. The reports and other information filed by Liberty Global with the SEC are also available free of charge at Liberty Global’s Internet web site, https://www.libertyglobal.com/. Information on Liberty Global’s Internet website is not part of or incorporated by reference into this proxy statement/prospectus.

In addition, the SEC allows Liberty Global to “incorporate by reference” information into this proxy statement/prospectus. The information incorporated by reference is deemed to be part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference Liberty Global Annual Report, including the amendment thereto filed with the SEC on March 26, 2024.

Liberty Global will provide to you, upon request and without charge and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any of the documents incorporated by reference in this proxy statement/prospectus or filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. Requests for copies of such documents should be made to Investor Relations Department, + 1 (303) 220-6600, or ir@libertyglobal.com or Liberty Global Ltd., attention: Investor Relations Department, 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, U.S.

ANNEXES

ANNEX A – Form of Master Separation Agreement

ANNEX B – Form of Tax Separation Agreement

ANNEX C – Form of Technology Master Services Agreement

ANNEX D – Liberty Global Ltd. Unaudited Pro Forma Condensed Consolidated Financial Statements

ANNEX E – Sunrise Communications AG Unaudited Pro Forma Condensed Consolidated Financial Statements

ANNEX F – Financial Statements of Sunrise

ANNEX A – FORM OF MASTER SEPARATION AGREEMENT

ANNEX B – FORM OF TAX SEPARATION AGREEMENT

ANNEX C – FORM OF TECHNOLOGY MASTER SERVICES AGREEMENT

ANNEX D – LIBERTY GLOBAL LTD.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On February 16, 2024, Liberty Global announced its intention to spin-off 100% of the Sunrise Business to Liberty Global shareholders. The Sunrise Business will be separated from the remaining business of Liberty Global through a series of transactions (the “Spin-off”), that, if completed in their entirety, will result in the transfer of the Sunrise Business to Sunrise. The Sunrise Shares will be distributed to Liberty Global’s shareholders in the Spin-Off. Sunrise, which is currently a newly formed subsidiary of Liberty Global, will become an independent, separate publicly traded Swiss company that will wholly own the Sunrise Business. The proposed transaction is subject to a number of conditions, including final approval by the Liberty Board, approval of the Spin-off by Liberty Global’s shareholders and other customary conditions.

In connection with the Spin-off, Sunrise’s net debt (defined as total debt less cash and cash equivalents) is expected to be reduced by at least CHF 1.5 billion ($1,787.4 million at the applicable rate), representing approximately 25% of Sunrise’s net debt outstanding as of December 31, 2023. This net debt reduction may be accomplished by paying down or otherwise reducing a portion of Sunrise’s total debt, by increasing Sunrise’s cash and cash equivalents, or by a combination of the two. Sunrise’s net debt reduction is expected to be funded with an equity capital contribution from Liberty Global, the amount of which would be reduced by the portion of Sunrise’s own 2024 free cash flow. Liberty Global expects to fund its equity capital contribution from its corporate liquidity, including non-core asset disposal proceeds. The unaudited pro forma condensed consolidated financial statements of both Liberty Global and Sunrise presented herein assume (i) Liberty Global will contribute the full amount of CHF 1.5 billion ($1,787.4 million at the applicable rate), (ii) Sunrise will repay outstanding indebtedness of CHF 1.5 billion ($1,787.4 million at the applicable rate) and (iii) no other equity capital will be raised in connection with the Spin-Off. Additionally, all outstanding related party notes receivable and payable, including related party interest receivable and payable, between subsidiaries of Liberty Global and subsidiaries of the Sunrise Business will be net settled prior to the Spin-off.

Liberty Global and Sunrise, or their respective subsidiaries, will remain parties to certain existing agreements, including the technology master services agreement and other services agreement, and will enter into one or more new transitional services agreements in order to govern the ongoing relationships between them after the Spin-Off and to provide for an orderly transition of Sunrise to independent public company status. The terms of these agreements, including the amounts expected to be paid by Sunrise to Liberty Global for these services after the Spin-off, are further described in the “Relationship Between Liberty Global and Sunrise Following the Spin-Off” section of this proxy statement/prospectus. With the exception of the one or more transitional services agreements, which are new agreements that will be entered into upon closing of the Spin-Off, the amounts expected to be paid by Sunrise to Liberty Global for these services after the Spin-Off are consistent with the amounts reflected for these services in the historical financial statements of the Sunrise Business.

The following unaudited pro forma condensed consolidated financial statements of Liberty Global give effect to the Spin-off and related transactions as described above.

As a result of the Spin-off, the operations of the Sunrise Business will be presented as a discontinued operation by Liberty Global in accordance with ASC 205, Presentation of Financial Statements (ASC 205) following the effective date of the Spin-off.

The unaudited pro forma condensed consolidated financial statements of Liberty Global have been prepared in accordance with the rules and regulations of the SEC.

For purposes of these unaudited pro forma condensed consolidated financial statements, the Spin-off and related transactions are assumed to have occurred as of January 1, 2023 with respect to the unaudited pro forma condensed consolidated statement of operations and as of December 31, 2023 with respect to the unaudited pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2023 has been derived from:

•	the audited historical consolidated balance sheet of Liberty Global as of December 31, 2023; and

•	the audited historical consolidated statement of financial position of the Sunrise Business as of December 31, 2023.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2023 has been derived from:

•	the audited historical consolidated statement of operations of Liberty Global for the year ended December 31, 2023; and

•	the audited historical consolidated statement of income or loss of the Sunrise Business for the year ended December 31, 2023.

The pro forma information should be read in conjunction with the accompanying notes thereto, Liberty Global’s historical consolidated financial statements and related notes thereto, which are incorporated by reference in this proxy statement/prospectus, and the Sunrise Business’ historical consolidated financial statements and related notes thereto, which are included in Annex F to this proxy statement/prospectus.

The audited historical financial statements of Liberty Global have been prepared in accordance with U.S. GAAP and are presented in United States Dollars (“USD”). The audited historical financial statements of the Sunrise Business have been prepared in accordance with IFRS as issued by the IASB and are presented in Swiss francs (“CHF”). The following pro forma condensed consolidated financial statements of Liberty Global reflect the application of U.S. GAAP and are presented in USD consistent with the basis of presentation reflected in the audited historical financial statements of Liberty Global.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Spin-off and related transactions occurred on the dates assumed, nor is it indicative of future operating results or financial position. Because these unaudited pro forma condensed consolidated financial statements have been prepared based upon preliminary estimates, the impact of the Spin-off and related transactions and the timing thereof could cause material differences from the information presented herein.

The pro forma adjustments are based upon information and assumptions available at the time of the filing of this proxy statement/prospectus as set forth in the notes to the unaudited pro forma condensed consolidated financial statements.

LIBERTY GLOBAL LTD.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2023

	Liberty Global Historical Consolidated	Sunrise Historical Consolidated	Notes	Other Adjustments to Reflect the Spin-off	Notes	Total Liberty Global Pro Forma
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$1,415.9	$5.8	(1a)	$—		$1,410.1
Trade receivables, net	870.1	465.8	(1a)	—		404.3
Short-term investments (measured at fair value on a recurring basis)	1,990.5	—		(1,787.4)	(2a)	203.1
Other current assets	1,365.1	726.0	(1a)	—		639.1

Total current assets	5,641.6	1,197.6		(1,787.4)		2,656.6
Investments and related notes receivable	13,396.1	60.3	(1a)	—		13,335.8
Property and equipment, net	7,360.2	3,006.3	(1a)	—		4,353.9
Goodwill	10,477.0	7,168.7	(1a)	—		3,308.3
Intangible assets subject to amortization, net	2,053.6	1,380.0	(1a)	—		673.6
Other assets, net	3,159.4	1,527.8	(1a)	—		1,631.6

Total assets	$42,087.9	$14,340.7		$(1,787.4)		$25,959.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$689.8	$282.3	(1a)	$—		$407.5
Deferred revenue	249.2	79.4	(1a)	—		169.8
Current portion of debt and finance lease obligations	806.8	377.9	(1a)	—		428.9
Other accrued and current liabilities	2,587.0	1,005.2	(1a)	55.0	(3)	1,636.8

Total current liabilities	4,332.8	1,744.8		55.0		2,643.0
Long-term debt and finance lease obligations	14,959.1	6,119.4	(1a)	—		8,839.7
Other long-term liabilities	3,788.6	2,241.5	(1a)	—		1,547.1

Total liabilities	23,080.5	10,105.7		55.0		13,029.8

Equity:
Liberty Global shareholders:
Class A common shares	1.7	—		—		1.7
Class B common shares	0.1	—		—		0.1
Class C common shares	2.0	—		—		2.0
Additional paid-in capital	1,322.6	—		—		1,322.6
Accumulated earnings	15,566.0	—		(5,651.0)	(2)	9,860.0
				(55.0)	(3)
Contributions in excess of distributions and accumulated losses	—	3,863.6	(1b)	(1,787.4)	(2a)	—
				5,651.0	(2)
Accumulated other comprehensive earnings, net of taxes	2,170.3	351.7	(1b)			1,818.6
Treasury shares, at cost	(0.1)	—		—		(0.1)

Total Liberty Global shareholders	19,062.6	4,215.3		(1,842.4)		13,004.9
Noncontrolling interests	(55.2)	19.7	(1b)	—		(74.9)

Total equity	19,007.4	4,235.0		(1,842.4)		12,930.0

Total liabilities and equity	$42,087.9	$14,340.7		$(1,787.4)		$25,959.8

LIBERTY GLOBAL LTD.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Liberty Global Historical Consolidated	Sunrise Historical Consolidated (1a)	Other Adjustments to Reflect the Spin-off	Notes	Total Liberty Global Pro Forma
	in millions, except per share amounts
Revenue	$7,491.4	$3,375.6	$156.1	(4)	$4,234.0
			(37.9)	(5)
Operating costs and expenses (exclusive of depreciation and amortization, shown separately below):
Programming and other direct costs of services	2,384.7	1,099.2	3.6	(4)	1,289.1
Other operating	1,207.1	441.6	—		765.5
Selling, general and administrative (SG&A)	1,761.0	641.8	—		1,119.2
Depreciation and amortization	2,315.2	1,098.8	—		1,216.4
Impairment, restructuring and other operating items, net	67.9	24.9	—		43.0

	7,735.9	3,306.3	3.6		4,433.2

Operating loss	(244.5)	69.3	114.6		(199.2)

Non-operating income (expense):					—
Interest expense	(907.9)	(402.9)	(2.3)	(4)	(505.0)
			2.3	(6)
Realized and unrealized gains (losses) on derivative instruments, net	(526.3)	(604.6)	—		78.3
Foreign currency transaction losses, net	(70.8)	648.9	—		(719.7)
Realized and unrealized losses due to changes in fair values of certain investments, net	(557.3)	(0.7)	—		(556.6)
Share of results of affiliates, net	(2,019.3)	(0.9)	—		(2,018.4)
Other non-operating income	601.9	12.7	1.9	(4)	589.2
			(1.9)	(6)

	(3,479.7)	(347.5)	—		(3,132.2)

Loss before income taxes	(3,724.2)	(278.2)	114.6		(3,331.4)
Income tax expense	(149.6)	78.5	—	(7)	(228.1)

Net loss	(3,873.8)	(199.7)	114.6		(3,559.5)
Net earnings attributable to noncontrolling interests	(177.9)	—	—		(177.9)

Net loss attributable to Liberty Global shareholders	$(4,051.7)	$(199.7)	$114.6		$(3,737.4)

Basic and diluted loss attributable to Liberty Global shareholders per share	$(9.52)				$(8.78)

Weighted average ordinary shares outstanding — basic and diluted	425,679,037				425,679,037

Spin-off and Related Transactions

(1)	Following the Spin-off, the Sunrise Business will be presented as a discontinued operation by Liberty Global in accordance with ASC 205.

(a)

This adjustment removes Sunrise’s historical balances from Liberty Global’s consolidated balances in accordance with ASC 205, as adjusted to present such historical financial information (i) in accordance with U.S. GAAP and (ii) in USD. Reconciliations of the statement of financial position and statement of income or loss amounts as presented in the historical financial statements of the Sunrise Business to the respective Sunrise Historical Consolidated amounts are presented below as of December 31, 2023 and for the indicated periods:

	December 31, 2023
	Sunrise Historical Consolidated IFRS (in CHF) (I)		IFRS to U.S. GAAP Accounting Adjustments (in CHF)		Notes	Sunrise Historical Consolidated U.S. GAAP (in CHF)		Sunrise Historical Consolidated U.S. GAAP (in USD) (IV)
	in millions
ASSETS
Current assets:
Cash and cash equivalents	CHF	4.8	CHF	—		CHF	4.8	$5.8
Trade receivables		390.9		—			390.9	465.8
Other current assets		609.1		—			609.1	726.0

Total current assets		1,004.8		—			1,004.8	1,197.6

Non-current assets:
Property, plant and equipment		2,276.9		(13.9)	(II-i,iv,vii)		2,522.9	3,006.3
				259.9	(III.i)
Goodwill		6,012.7		3.3	(II-vii)		6,016.0	7,168.7
Intangible assets		1,529.9		(111.9)	(II-ii)		1,158.1	1,380.0
				(259.9)	(III-i)		—	—
Right-of-use assets		1,294.2		(1,294.2)	(II-i)		—	—
Other assets		262.5		1,070.2	(II-i,v,vii)		1,332.7	1,588.1

Total non-current assets		11,376.2		(346.5)			11,029.7	13,143.1

Total assets	CHF	12,381.0	CHF	(346.5)		CHF	12,034.5	$14,340.7

LIABILITIES
Liabilities:
Current liabilities:
Trade payable	CHF	266.9	CHF	(30.0)	(II-ii)	CHF	236.9	$282.3
Deferred revenue		—		66.7	(III-ii)		66.7	79.4
Current portion of debt and lease obligations		—		7.0	(II-i)		317.1	377.9
				310.1	(III-iii)
Financial liabilities		550.2		(550.2)	(III-iii)		—	—
Other current liabilities		780.7		(110.5)	(II-i,vi,vii)		843.6	1,005.2
				173.4	(III-ii,iii)

Total current liabilities		1,597.8		(133.5)			1,464.3	1,744.8

Non-current liabilities:
Long-term debt and finance lease obligations		—		19.8	(II-i)		5,135.3	6,119.4
				5,115.5	(III-iv)
Lease liabilities		1,087.3		(1,087.3)	(II-i)		—	—
Financial liabilities		5,870.6		(5,870.6)	(III-iv)		—	—
Other non-current liabilities		367.3		758.7	(II-i,ii,iii,iv,vi)		1,881.1	2,241.5
				755.1	(III-iv)

Total non-current liabilities		7,325.2		(308.8)			7,016.4	8,360.9

Total liabilities	CHF	8,923.0	CHF	(442.3)		CHF	8,480.7	$10,105.7

	Year ended December 31, 2023
	Sunrise Historical Consolidated IFRS (in CHF) (I)		IFRS to U.S. GAAP Accounting Adjustments (in CHF)		Notes	Sunrise Historical Consolidated U.S. GAAP (in CHF)		Sunrise Historical Consolidated U.S. GAAP (in USD) (IV)
	in millions
Revenue	CHF	3,030.9	CHF	—		CHF	3,030.9	$3,375.6
Direct costs		833.3		153.6	(II-i,ii)		986.9	1,099.2
Personnel expenses		400.4		(400.4)	(III-v)		—	—
Other operating income and capitalized labor		(105.7)		105.7	(III-v)		—	—
Other operating expenses		647.8		10.1	(II-i,iv,vii)		396.9	441.6
				(261.0)	(III-v)
SG&A		—		46.2	(II-i,iii,vii)		576.0	641.8
				529.8	(III-v)
Impairment, restructuring and other operating items, net		—		(4.4)	(II-vii)		21.5	24.9
				25.9	(III-v)
Depreciation of right-of-use assets		128.0		(128.0)	(II-i)		—	—
Depreciation and amortization		990.5		(3.6)	(II-i,ii,iv,vii)		986.9	1,098.8

Operating income		136.6		(73.9)			62.7	69.3
Financial income		574.7		(574.7)	(III-vi)		—	—
Financial expenses		(957.6)		957.6	(III-vi)		—	—
Interest expense		—		68.0	(II-i,iv)		(361.3)	(402.9)
				(429.3)	(III-vi)
Realized and unrealized losses on derivative instruments, net		—		(524.4)	(III-vi)		(524.4)	(604.6)
Foreign currency transaction gains, net		—		568.6	(III-vi)		568.6	648.9
Realized and unrealized losses due to changes in fair values of certain investments, net		—		(3.8)	(II-v)		(0.7)	(0.7)
				3.1	(III-vi)
Share of results of affiliates, net		(0.3)		(0.6)	(II-v)		(0.9)	(0.9)
Other income		—		12.4	(II-iii)		11.5	12.7
				(0.9)	(III-vi)

Loss before taxes		(246.6)		2.1			(244.5)	(278.2)
Income tax benefit		59.9		10.3	(II-vi)		70.2	78.5

Net loss	CHF	(186.7)	CHF	12.4		CHF	(174.3)	$(199.7)

Attributable to:
Liberty Global shareholders	CHF	(186.7)	CHF	12.4		CHF	(174.3)	$(199.7)
Noncontrolling interests	CHF	—	CHF	—		CHF	—	$—

(I)	Amounts exclude related party transactions between Liberty Global and the Sunrise Business as described in Note 25 to the historical financial statements of the Sunrise Business.
(II)	Reflects adjustments due to differences between IFRS and U.S. GAAP primarily associated with the accounting treatment for:
(i)

Leases: Finance leases are presented as part of right-of-use assets under IFRS whereas finance leases are presented as part of property and equipment, net under U.S. GAAP. The amortization of all right of use assets is presented as part of depreciation expense under IFRS whereas the amortization of operating leases is presented as part of operating expenses under U.S. GAAP. Interest expense related to the accretion of all lease liabilities is presented as part of interest expense under IFRS whereas the periodic accretion of lease liabilities related to operating leases is recognized as a reduction to amortization expense presented as part of operating expenses under U.S. GAAP.

(ii)

Sports rights agreements: Sports rights agreements are capitalized as an intangible asset and recognized as a liability at the start of the first sports season and subsequently amortized on a straight line basis over the contract term under IFRS, whereas payments for sports rights in advance of the respective season are recorded as a prepaid expense and amortized on a straight-line basis over the respective sports season within operating expenses under U.S. GAAP.

(iii)	Pensions: Curtailment gains are recognized at the same time as the related restructuring or termination benefits under IFRS whereas curtailment gains are recognized when they occur under U.S. GAAP.
(iv)

Asset retirement obligations: Asset retirement obligation provisions are remeasured at each reporting period and accretion expense on asset retirement obligation provisions is presented as interest expense under IFRS, whereas asset retirement obligation provisions are only remeasured upon a revision of the estimated cash flows and accretion expense is presented within operating expenses under U.S. GAAP.

(v)

Equity method investments: All investments over which we exercise significant influence are accounted for under the equity method under IFRS, whereas the fair value method has been elected for certain investments over which we exercise significant influence under U.S. GAAP.

(vi)

Income taxes: Uncertain tax positions are reflected in the financial statements if it is probable the tax authority will accept the tax treatment and measured using an expected value or probability-weighted average approach under IFRS whereas a benefit for uncertain tax positions is not recognized unless the position is more likely than not to be sustained and measurement of the benefit is limited to the largest amount that is more likely than not of being realized under U.S. GAAP.

(vii)

Other: Other less significant adjustments relate to differences between IFRS and U.S. GAAP in the accounting treatment associated with the recognition of share-based payment arrangements with graded vesting conditions, the recognition of measurement period adjustments related to business combinations, and the recognition of certain application development costs in cloud computing arrangements.

(III)

Reflects reclassifications due to presentational and classification differences between the historical consolidated financial statements of the Sunrise Business prepared in accordance with IFRS and the historical consolidated financial statements of Liberty Global prepared in accordance with U.S. GAAP, including:

(i)	Computer software developed for internal use: To reclassify computer software developed for internal use included as part of intangible assets to property, plant and equipment.
(ii)	Deferred revenue: To reclassify deferred revenue included as part of other current liabilities to a separate deferred revenue financial statement line item.
(iii)

Current financial liabilities: To reclassify (a) the current portion of debt included as part of current financial liabilities to current portion of debt and finance lease obligations and (b) current derivative liabilities and accrued interest presented as part of current financial liabilities to other current liabilities.

(iv)

Non-current financial liabilities: To reclassify (a) the long-term portion of debt presented as part of non-current financial liabilities to long-term portion of debt and finance lease obligations and (b) long-term derivative liabilities to other long-term liabilities.

(v)

Allocation of expenses: To reclassify (a) personnel expenses (inclusive of share-based compensation) to other operating expenses and SG&A based on the function of the respective personnel, (b) restructuring charges from personnel expenses to impairment, restructuring, and other operating items, net, (c) capitalized labor to other operating expenses and (d) other operating income to impairment, restructuring and other operating items, net.

(vi)

Financial income and expenses: To reclassify (a) foreign currency transaction gains, net, realized and unrealized gains due to changes in fair values of certain investments, net, and other income included as part of financial income to separate financial statement line items and (b) interest expense, realized and unrealized losses on derivative instruments, net, and other expenses included as part of financial expenses to separate financial statement line items.

(IV)

Amounts were translated from CHF to USD using the period end exchange rate as of December 31, 2023 of 1.1916 for the balance sheet and monthly average exchange rates for the year ended December 31, 2023, ranging from 1.0800 to 1.1570, for the statement of operations.

(b)

Reflects the historical equity balances of the Sunrise Business recognized in the audited historical financial statements of Liberty Global prepared in accordance with U.S. GAAP. These historical equity balances differ from the amounts reported in the historical consolidated financial statements of the Sunrise Business prepared in accordance with IFRS due to (i) the differences between IFRS and U.S. GAAP as described in note (1a) above, (ii) differences between the amount of accumulated currency translations recognized in the historical financial statements of Liberty Global prepared in accordance with U.S. GAAP and the historical financial statements of the Sunrise Business prepared in accordance with IFRS due to the application of the exemption under IFRS 1 to deem the cumulative foreign exchange differences to be zero as of the initial application date of IFRS and (iii) the translation of historical equity balances of the Sunrise Business prepared in accordance with U.S. GAAP using historical foreign currency exchange rates.

(2)

Reflects the transfer to Sunrise by Liberty Global of the net assets of the Sunrise Business after giving effect to the terms provided for in the Master Separation Agreement and the accounting treatment related thereto (in millions).

Net assets of the Sunrise Business	$4,235.0
Less: Accumulated other comprehensive earnings, net of taxes attributable to the Sunrise Business	(351.7)
Less: Noncontrolling interests attributable to the Sunrise Business	(19.7)

Invested capital in the Sunrise Business	3,863.6
Cash contributed by Liberty Global prior to Spin-off (a)	1,787.4

Reduction to accumulated earnings attributable to Spin-off	$5,651.0

(a)

Reflects the contribution of CHF 1,500.0 million ($1,787.4 million at the applicable rate) from Liberty Global to Sunrise to fund the partial repayment of third-party debt in connection with the Spin-off. The contribution will be funded through the existing corporate liquidity of Liberty Global, including proceeds received from non-core assets disposals and free cash flow generated by the Sunrise Business in 2024. The actual amount of the contribution could differ materially from this amount depending on the timing and sources of contributions to Sunrise.

(3)

Reflects estimated incremental transaction costs directly related to the Spin-off, including Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of $33.4 million and other third party legal and advisory fees of $21.6 million, that are expected to be incurred by Liberty Global subsequent to December 31, 2023 and are, therefore, not reflected in the historical consolidated financial statements of Liberty Global. Due to the non-recurring nature of these costs, these costs have not been reflected in Liberty Global’s unaudited consolidated pro forma statement of operations.

(4)

Reflects the reversal of previously recorded eliminations of intercompany transactions between Liberty Global and the Sunrise Business primarily attributable to (i) programming-related and interconnect services, (ii) management, finance, legal and other services, (iii) procurement, (iv) technology and innovation-related services and (v) interest on related party notes. For additional information on these intercompany transactions, see Note 25 to the historical financial statements of the Sunrise Business.

(5)

Reflects the net effect of (i) the elimination of historical intercompany transactions between Liberty Global to Sunrise for services generally related to management, finance, legal and other services to support Sunrise’s operations under the terms of previous agreements and (ii) estimated amounts to be charged by Liberty Global to Sunrise for management, finance, legal and other services pursuant to one or more transitional services agreements entered into in connection with the Spin-off.

(6)

Reflects the elimination of historical related party interest expense of $2.3 million and related party interest income of $1.9 million associated with the net settlement of the related party note payable and notes receivable between the Sunrise Business and Liberty Global prior to the Spin-off.

(7)

No adjustment has been made to reflect assumed income tax expense associated with the pre-tax pro forma adjustments due to the assume use of existing tax attributes, including the impact of any related valuation allowances.

ANNEX E – SUNRISE COMMUNICATIONS AG

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On February 16, 2024, Liberty Global announced its intention to spin-off 100% of the Sunrise Business to Liberty Global shareholders. The Sunrise Business will be separated from the remaining business of Liberty Global through a series of transactions (the “Spin-off”), that, if completed in their entirety, will result in the transfer of the Sunrise Business to Sunrise. The Sunrise Shares will be distributed to Liberty Global’s shareholders in the Spin-Off. Sunrise, which is currently a newly formed subsidiary of Liberty Global, will become an independent, separate publicly traded Swiss company that will wholly own the Sunrise Business. The proposed transaction is subject to a number of conditions, including final approval by the Liberty Board, approval of the Spin-off by Liberty Global’s shareholders and other customary conditions.

In connection with the Spin-off, Sunrise’s net debt (defined as total debt less cash and cash equivalents) is expected to be reduced by at least CHF 1.5 billion ($1,787.4 million at the applicable rate), representing approximately 25% of Sunrise’s net debt outstanding as of December 31, 2023. This net debt reduction may be accomplished by paying down or otherwise reducing a portion of Sunrise’s total debt, by increasing Sunrise’s cash and cash equivalents, or by a combination of the two. Sunrise’s net debt reduction is expected to be funded with an equity capital contribution from Liberty Global, the amount of which would be reduced by the portion of Sunrise’s own 2024 free cash flow. Liberty Global expects to fund its equity capital contribution from its corporate liquidity, including non-core asset disposal proceeds. The unaudited pro forma condensed consolidated financial statements of both Liberty Global and Sunrise presented herein assume (i) Liberty Global will contribute the full amount of CHF 1.5 billion ($1,787.4 million at the applicable rate), (ii) Sunrise will repay outstanding indebtedness of CHF 1.5 billion ($1,787.4 million at the applicable rate) and (iii) no other equity capital will be raised in connection with the Spin-Off. Additionally, all outstanding related party notes receivable and payable, including related party interest receivable and payable, between subsidiaries of Liberty Global and subsidiaries of the Sunrise Business will be net settled prior to the Spin-off.

Liberty Global and Sunrise, or their respective subsidiaries, will remain parties to certain existing agreements, including the technology master services agreement and other services agreement, and will enter into one or more new transitional services agreements in order to govern the ongoing relationships between them after the Spin-Off and to provide for an orderly transition of Sunrise to independent public company status. The terms of these agreements, including the amounts expected to be paid by Sunrise to Liberty Global for these services after the Spin-off, are further described in the “Relationship Between Liberty Global and Sunrise Following the Spin-Off” section of this proxy statement/prospectus. With the exception of the one or more transitional services agreements, which are new agreements that will be entered into upon closing of the Spin-Off, the amounts expected to be paid by Sunrise to Liberty Global for these services after the Spin-Off are consistent with the amounts reflected for these services in the historical financial statements of the Sunrise Business.

The following unaudited pro forma condensed consolidated financial statements of Sunrise give effect to the Spin-off and are presented in accordance with the rules and regulations of the SEC.

For purposes of these unaudited pro forma condensed consolidated financial statements, the Spin-off is assumed to have occurred as of January 1, 2023 with respect to the unaudited pro forma condensed consolidated statement of income or loss and as of December 31, 2023 with respect to the unaudited pro forma condensed consolidated statement of financial position.

The unaudited pro forma condensed consolidated statement of financial position and related unaudited pro forma statement of income or loss as of and for the year ended December 31, 2023 have been derived from the audited historical consolidated statement of financial position and related historical consolidated statement of income and loss of the Sunrise Business as of and for the year ended December 31, 2023 included in Annex F to this proxy statement/prospectus.

The pro forma information should be read in conjunction with the accompanying notes thereto, and the Sunrise Business’ historical audited consolidated financial statements and related notes thereto, which are included in Annex F to this proxy statement/prospectus.

The audited historical financial statements of the Sunrise Business have been prepared in accordance with IFRS as issued by the IASB and are presented in CHF. The following pro forma condensed consolidated financial statements of Sunrise reflect the application of IFRS as issued by the IASB and are presented in CHF consistent with the basis of presentation reflected in the audited historical financial statements of the Sunrise Business.

The historical consolidated financial statements of the Sunrise Business include charges and allocations of expenses related to certain Liberty Global services. Management considers the charges and allocations to be reasonable. However, the charges and allocations may not be indicative of the actual expenses that would have been incurred had the Sunrise Business operated as an independent, publicly traded company during the period or at the date presented. As a result, pro-forma adjustments have been made to reflect the incremental costs that Sunrise expects to incur as an independent, separate public company, including costs for (i) human resources operations, procurement, information technology, commercial and financial reporting and accounting operations and (ii) areas of corporate governance, including board of directors, corporate responsibility, and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury and communications functions, some of which will be provided by Liberty Global to Sunrise post Spin-off. These pro forma adjustments are referred to as “Autonomous Entity Adjustments” in these unaudited pro forma condensed consolidated financial statements.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Spin-off occurred on the dates assumed, nor is it indicative of Sunrise’s future operating results or financial position. Because these unaudited pro forma condensed consolidated financial statements have been prepared based upon preliminary estimates, the impact of the Spin-off and the timing thereof could cause material differences from the information presented herein.

The pro forma adjustments are based upon information and assumptions available at the time of the filing of this proxy statement/prospectus as set forth in the notes to the unaudited pro forma condensed consolidated financial statements.

SUNRISE

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023

	Sunrise Historical Consolidated		Adjustments Related to the Spin-off and Related Transactions		Notes	Sunrise Formation
	in millions
ASSETS
Current assets:
Cash and cash equivalents	CHF	4.8	CHF	1,500.0	(1a)	CHF	4.8
				(1,500.0)	(2)
Trade receivables		390.9		—			390.9
Other current assets		615.4		—			615.4

Total current assets		1,011.1		—			1,011.1

Non-current assets:
Property, plant and equipment		2,295.7		—			2,295.7
Goodwill		6,012.7		—			6,012.7
Intangible assets		1,529.9		—			1,529.9
Right-of-use assets		1,294.2		—			1,294.2
Other non-current assets		465.1		(202.5)	(1b)		262.6

Total non-current assets		11,597.6		(202.5)			11,395.1

Total assets	CHF	12,608.7	CHF	(202.5)		CHF	12,406.2

LIABILITIES AND EQUITY
Liabilities:
Current liabilities:
Accounts payable	CHF	281.4	CHF	—		CHF	281.4
Financial liabilities		550.2		—			550.2
Other current liabilities		821.9		49.4	(3)		871.3

Total current liabilities		1,653.5		49.4			1,702.9

Non-current liabilities:
Lease liabilities		1,087.3		—			1,087.3
Financial liabilities		5,921.9		(51.2)	(1b)		4,376.0
				(1,494.7)	(2)
Other non-current liabilities		369.0		(1.7)	(1b)		367.3

Total non-current liabilities		7,378.2		(1,547.6)			5,830.6

Total liabilities		9,031.7		(1,498.2)			7,533.5

Equity:
Sunrise Class A Common Shares, CHF 0.10 nominal value, Issued and outstanding 73,923,475 on a pro forma basis		—		7.4	(1c)		7.4
Sunrise Class B Shares, CHF 0.01 nominal value, Issued and outstanding 25,977,316 on a pro forma basis		—		0.3	(1c)		0.3
Contributions in excess of distributions and accumulated losses		3,796.0		(3,796.0)	(1)		—
Paid in capital		—		5,138.7	(1)		5,084.0
				(5.3)	(2)
				(49.4)	(3)
Other reserves		(241.2)		—			(241.2)

Equity attributable to parent		3,554.8		1,295.7			4,850.5
Noncontrolling interests		22.2		—			22.2

Total equity		3,577.0		1,295.7			4,872.7

Total liabilities and equity	CHF	12,608.7	CHF	(202.5)		CHF	12,406.2

SUNRISE

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Sunrise Historical Consolidated		Adjustments Related to the Spin-off and Related Transactions		Notes	Autonomous Entity Adjustments		Notes	Sunrise Formation
	in millions, except per share amounts
Revenue	CHF	3,035.2	CHF	—		CHF	—		CHF	3,035.2
Direct costs		834.6		—			—			834.6
Personnel expenses		416.7		—			—			416.7
Other operating income and capitalized labor		(105.7)		—			—			(105.7)
Other operating expenses		758.8		—			(34.0)	(9)		733.0
							8.2	(10)
Depreciation of right-of-use assets		128.0		—			—			128.0
Depreciation and amortization		992.1		—			—			992.1

Operating income		10.7		—			25.8			36.5

Financial income		574.7		(119.4)	(4)		—			453.2
				(2.1)	(7)
Financial expenses		(957.2)		95.0	(5)		—			(708.7)
				151.8	(6)
				1.7	(7)
Share of losses of equity method investments		(0.3)		—			—			(0.3)

Loss before taxes		(372.1)		127.0			25.8			(219.3)
Income tax benefit		59.9		(23.4)	(8)		(4.7)	(11)		31.8

Net loss	CHF	(312.2)	CHF	103.6		CHF	21.1		CHF	(187.5)

Attributable to:
Liberty Global shareholders		(316.1)		103.6			21.1			(191.4)
Noncontrolling interest		3.9		—			—			3.9
Basic and diluted loss per share (12)		(1,630,000)								(1.92)

Spin-off and Related Transactions:

(1)

Reflects the formation of Sunrise and the transfer to Sunrise by Liberty Global of the net assets of the Sunrise Business after giving effect to the terms provided for in the Master Separation Agreement and the accounting treatment related thereto (in millions).

Contributions in excess of distributions and accumulated losses	CHF	3,796.0
Cash contributed by Liberty Global prior to Spin-off (a)		1,500.0
Net settlement of related party notes receivable and note payable prior to Spin-off (b)		(149.6)
Par value of Sunrise Class A Common Shares issued (c)		(7.4)
Par value of Sunrise Class B Shares issued (c)		(0.3)

Addition to paid in capital	CHF	5,138.7

(a)

Reflects the contribution of CHF 1,500.0 million from Liberty Global to Sunrise to fund the repayment of third-party debt as described in note (2) below. The actual amount of cash contributed by Liberty Global in connection with the Spin-off will be reduced by the amount of free cash flow generated by Sunrise in 2024.

(b)

Reflects the net settlement of related party notes receivable and related accrued interest receivable of CHF 202.5 million owed by subsidiaries of Liberty Global to subsidiaries of the Sunrise Business and a related party note payable of CHF 51.2 million and related accrued interest payable of CHF 1.7 million owed by a subsidiary of the Sunrise Business to a subsidiary of Liberty Global prior to the effective date of the Spin-off.

(c)

Reflects the distribution of 73.9 million Sunrise Class A Common Shares, based on the 171.5 million Liberty Global Class A common shares and 198.2 million Liberty Global Class C common shares outstanding as of December 31, 2023 at a distribution ratio of 5 Liberty Global Class A or C common shares for 1 Sunrise Class A Common Share, and 26.0 million Sunrise Class B Shares, based on the 13.0 million Liberty Global Class B common shares outstanding as of December 31, 2023 at a distribution ratio of 1 Liberty Global Class B common share for 2 Sunrise Class B Shares, to existing Liberty Global ordinary shareholders as part of the Spin-off.

(2)

Reflects Sunrise’s intended repayment of CHF 1,500 million of third party debt in connection with the Spin-off as if such repayment was made on December 31, 2023 and the write-off of a estimated proportionate amount of deferred financing costs and original issue discount as of such date of CHF 5.3 million. No assumed tax benefit was recognized with respect to this loss. The actual amount of deferred financing costs and original issue discount written off will differ from the estimated amount depending on the specific debt instrument(s) repaid in connection with the Spin-off. Sunrise will determine which of its outstanding debt instruments it will prepay or redeem, as applicable, in full or in part, based on the terms thereof and market conditions prevailing at or about the time of the repayment. This loss has been reflected as a direct adjustment to additional paid in capital in Sunrise’s unaudited condensed consolidated pro forma statement of financial position. Due to the nonrecurring nature of this item, this loss has not been reflected in Sunrise’s unaudited consolidated pro forma statement of income or loss. No adjustments have been made to reflect the potential settlement of existing derivative instruments related to Sunrise’s intended repayment of CHF 1,500 million of third party debt.

(3)

Reflects estimated incremental transaction costs directly related to the Spin-off, including Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of CHF 30.0 million and other third party legal and advisory fees of CHF 19.4 million that are expected to be incurred by Sunrise subsequent to December 31, 2023 and are, therefore, not reflected in the historical consolidated financial statements of the Sunrise Business. Due to the non-recurring nature of these costs, these costs have not been reflected in Sunrise’s unaudited consolidated pro forma statement of income or loss.

(4)

Reflects the net effect of (i) the reversal of foreign currency transactions gains recorded on non-Euro denominated third-party and Swiss franc denominated intercompany loans recorded by certain Euro functional currency holding companies of CHF 565.2 million and (ii) the estimated foreign currency transactions gains on non-Swiss franc denominated third party loans recorded by these holding companies as Swiss franc functional currency holding companies of CHF 445.8 million. The functional currency of these holding companies will change from the Euro to Swiss franc due to the reorganization transactions completed in connection with the Spin-off.

(5)

Reflects the estimated reduction of interest expense associated with the impact of Sunrise’s intended repayment of CHF 1,500.0 million of third party debt in connection with the Spin-off referred to in note (2) above calculated based on the weighted average interest rate on third party debt of the Sunrise Business as of December 31, 2023 of 6.33%. The weighted average interest rate represents stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees, all of which affect Sunrise’s overall cost of borrowing. Stated interest rates on third party debt instruments of the Sunrise Business range from approximately 3.6% to 8.5% as of December 31, 2023. A 1/8 of a percentage point change in the interest rate on the specific debt repaid would result in a CHF 1.9 million change in the estimated reduction of interest expense associated with the impact of the intended repayment of CHF 1,500.0 million of third party debt in connection with the Spin-off.

(6)

Reflects the estimated reduction of realized and unrealized losses on derivative instruments resulting from the settlement of certain derivative financial instruments in connection with Sunrise’s intended repayment of third party as described in note (2) above calculated based on the total amount of realized and unrealized losses on cross currency and interest rate derivative instruments recognized during the year ended December 31, 2023 of CHF 519.5 million multiplied by the 29.2% proportionate amount of third party debt (excluding vendor financing) of CHF 5,133.7 million represented by Sunrise’s intended repayment of third party debt of CHF 1,500.0 million as described in note (2) above. The actual amount of the reduction of realized and unrealized losses on derivative instruments will differ from the estimated amount depending on the specific debt instrument(s) repaid and the related derivative instruments settled in connection with the Spin-off.

(7)

Reflects the elimination of historical related party interest expense of CHF 1.7 million and related party interest income of CHF 2.1 million associated with the net settlement of the related party notes receivable and note payable between the Sunrise Business and Liberty Global in connection with the Spin-off as described in note (1b) above.

(8)	Reflects the tax effects of the pro forma pre-tax adjustments at the applicable statutory income tax rate of Sunrise of 18.4%.

Autonomous Entity Adjustments:

(9)

Reflects the net effect of (i) the elimination of historical related-party fees and allocations charged by Liberty Global to the Sunrise Business for services generally related to management, finance, legal, and other services to support Sunrise’s operations and (ii) estimated amounts to be charged by Liberty Global to Sunrise for management, finance, legal, and other services pursuant to one or more transition services agreements entered into in connection with the Spin-off.

(10)

Reflects incremental costs that Sunrise expects to incur of approximately CHF 8.2 million as an independent, separate public company following the Spin-off, related to financial reporting and regulatory compliance, board of directors’ fees and expenses, accounting, auditing, tax, legal, insurance, information technology, human resources, investor relations, risk management, treasury and other general and administrative-related functions. The additional costs have been estimated based on assumptions that Sunrise management believe are reasonable. However, actual incremental costs that will be incurred could differ materially from these estimates and depend on several factors, such as the macro-economic environment and strategic decisions made in the applicable functional areas.

(11)	Reflects the tax effects of the autonomous entity adjustments at the applicable statutory income tax rate of Sunrise of 18.4%.

Loss per Share:

(12)

The number of Sunrise Shares used to determine basic loss per share reflects the total number of Sunrise Class A Common Shares and Sunrise Class B Shares expected to be outstanding upon completion of the Spin-off based upon the shares assumed to be distributed to Liberty Global’s shareholders as described in Note (1c) above.

Pro forma loss per share was calculated as follows:

	Year ended December 31, 2023
	Sunrise Pro Forma
	in CHF millions, except per share amounts
Numerator:
Net loss	CHF	(187.5)
Net income attributable to non-controlling interests	3.9

Net loss attributable to Sunrise shareholders	CHF	(191.4)

Denominator:
Pro forma weighted average Sunrise Shares outstanding	99,900,791
Loss per share:
Basic and diluted loss per Sunrise share	CHF	(1.92)

For the year ended December 31, 2023, Sunrise had a pro-forma loss from operations. As a result, the calculation of diluted earnings per share for the year ended December 31, 2023 excludes a total of options, SARs and RSUs because their effect would be anti-dilutive. Accordingly, the number of shares used to compute diluted earnings per share for Sunrise is based on the number of share of Sunrise Class A Common Shares and Sunrise Class B Shares described in note (1c) above.

ANNEX F – FINANCIAL STATEMENTS OF SUNRISE

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Liberty Global Europe Financing B.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Liberty Global Europe Financing B.V. (the Company) as of December 31, 2023, 2022, and 2021, and January 1, 2021, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022, and 2021, and January 1, 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over residential customers and business customers & wholesale (B2B) revenues

As discussed in Note 6 to the consolidated financial statements, the Company recorded CHF 2,247.1 million and CHF 776.6 million of residential customers and B2B revenues, respectively, for the year ended December 31, 2023. The processing and recording of residential and B2B revenues are reliant upon multiple information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over residential customers and B2B revenues as a critical audit matter. Subjective auditor judgment was required in evaluating the sufficiency of audit evidence over residential customers and B2B revenues due to the large volume of data and the number and complexity of the revenue accounting systems. Specialized skills and knowledge were needed to test the IT systems used for the processing and recording of residential customers and B2B revenues.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of residential customers and B2B revenues, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of residential customers and B2B revenues. This included manual and automated controls over the IT systems used for the processing and recording of residential customers and B2B revenues. For a sample of transactions, we compared the amount of revenue recorded to a combination of Company internal data, executed contracts, and other relevant third-party data. In addition, we involved IT professionals with specialized skills and knowledge who assisted in the design and performance of procedures related to certain IT systems used by the Company for the processing and recording of residential customers and B2B revenues. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the nature and extent of evidence obtained.

/s/ KPMG AG

We have served as the Company’s auditor since 2007.

Zurich, Switzerland

May 23, 2024

Liberty Global Europe Financing B.V.

Consolidated Statements of Income or Loss

	Note	Year ended December 31
in CHF millions		2023	2022	2021
Revenue	6	3,035.2	3,035.2	3,035.7
Direct costs		(834.6)	(819.6)	(826.6)
Personnel expenses	8 and 10	(416.7)	(438.3)	(438.1)
Other operating income and capitalized labor	7 and 25	105.7	61.7	158.5
Other operating expenses	7 and 25	(758.8)	(750.2)	(753.3)
Depreciation of right-of-use assets	12	(128.0)	(145.4)	(129.9)
Depreciation and amortization	13 and 14	(992.1)	(1,028.8)	(995.6)

Operating income (loss)		10.7	(85.4)	50.7

Financial income	21	574.7	456.7	235.6
Financial expenses	21	(957.2)	(340.2)	(420.3)
Share of gains (losses) of equity method investments	24	(0.3)	2.2	2.8

Income (loss) before taxes		(372.1)	33.3	(131.2)
Income tax benefit	18	59.9	50.7	62.6

Net income (loss)		(312.2)	84.0	(68.6)

Attributable to:
Liberty Global Europe Financing B.V. shareholders		(316.1)	80.5	(71.8)
Non-controlling interest		3.9	3.5	3.2
Earnings (loss) per share
Basic and diluted earnings (loss) per share	20	(1.63)	0.41	(0.37)

The accompanying notes are an integral part of these consolidated financial statements.

Liberty Global Europe Financing B.V.

Consolidated Statements of Comprehensive Income or Loss

	Note	Year ended December 31
in CHF millions		2023	2022	2021
Net income (loss)		(312.2)	84.0	(68.6)
Other comprehensive income (loss), net of taxes:
Items that are or may be reclassified to the statement of income or loss:
Foreign currency translation adjustments		(95.0)	(54.5)	(100.8)
Items that will not be reclassified to the statement of income or loss:
Pension-relation adjustments		(23.0)	9.3	44.7

Other comprehensive income (loss), net of taxes		(118.0)	(45.2)	(56.1)

Attributable to:
Liberty Global shareholders		(117.8)	(46.6)	(55.7)
Non-controlling interest		(0.2)	1.4	(0.4)

Total comprehensive income (loss), net of taxes		(430.2)	38.8	(124.7)

Attributable to:
Liberty Global shareholders		(433.9)	33.9	(127.5)
Non-controlling interest		3.7	4.9	2.8

The accompanying notes are an integral part of these consolidated financial statements.

Liberty Global Europe Financing B.V.

Consolidated Statements of Financial Position

	Note	As of December 31			As of January 1
in CHF millions		2023	2022	2021	2021
ASSETS
Current assets:
Cash and cash equivalents		4.8	2.3	5.5	18.8
Trade receivables	23	390.9	389.8	423.5	591.2
Financial assets	23	237.0	220.2	158.1	30.0
Tax receivables		2.4	7.3	1.0	5.8
Other current assets	11	376.0	351.0	346.3	183.8

Total current assets		1,011.1	970.6	934.4	829.6

Non-current assets:
Property, plant and equipment	13	2,295.7	2,297.1	2,361.5	2,424.2
Goodwill	15	6,012.7	6,006.3	6,006.3	6,006.3
Intangible assets	14	1,529.9	1,899.1	2,140.9	2,523.1
Right-of-use assets	12	1,294.2	1,370.8	1,178.3	1,209.4
Financial assets	23	293.1	529.6	108.1	311.4
Investments	24	55.6	55.9	20.7	20.9
Other non-current assets	11	116.4	77.9	109.1	129.6

Total non-current assets		11,597.6	12,236.7	11,924.9	12,624.9

Total assets		12,608.7	13,207.3	12,859.3	13,454.5

LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Accounts payable		281.4	233.6	244.5	220.7
Lease liabilities	12	170.4	173.2	144.4	126.0
Financial liabilities	23	550.2	533.8	493.3	439.3
Provisions	16	52.8	10.4	21.2	4.7
Tax liabilities		15.9	7.1	4.0	19.7
Other current liabilities	11	582.8	553.2	529.9	615.6

Total current liabilities		1,653.5	1,511.3	1,437.3	1,426.0
Non-current liabilities:
Lease liabilities	12	1,087.3	1,174.7	975.7	1,001.7
Financial liabilities	23	5,921.9	6,002.5	6,956.4	7,280.7
Provisions	16	64.1	61.4	51.4	53.5
Defined benefit obligations	10	8.4	0.9	17.0	89.9
Deferred tax liabilities	18	206.7	294.7	351.0	411.8
Other non-current liabilities	11	89.8	112.3	10.7	19.4

Total non-current liabilities		7,378.2	7,646.5	8,362.2	8,857.0

Total liabilities		9,031.7	9,157.8	9,799.5	10,283.0

Equity
Ordinary share capital	19	—	—	—	—
Contributions in excess of distributions and accumulated losses	19	3,796.0	4,153.6	3,118.4	3,173.1
Other reserves	19	(241.2)	(123.4)	(76.8)	(21.1)

Equity attributable to parent		3,554.8	4,030.2	3,041.6	3,152.0
Non-controlling interests	19	22.2	19.3	18.2	19.5

Total equity		3,577.0	4,049.5	3,059.8	3,171.5

Total liabilities and equity		12,608.7	13,207.3	12,859.3	13,454.5

The accompanying notes are an integral part of these consolidated financial statements.

Liberty Global Europe Financing B.V.

Consolidated Statements of Changes in Equity

in CHF millions	Note	Ordinary share capital	Contributions in excess of distributions and accumulated losses	Currency translation reserve	Actuarial gains/(losses) from defined benefit plans, net of taxes	Total equity attributable to parent	Non-controlling interests	Total equity
Balance at January 1, 2021		—	3,173.1	—	(21.1)	3,152.0	19.5	3,171.5
Net loss		—	(71.8)	—	—	(71.8)	3.2	(68.6)
Other comprehensive income (loss), net of taxes		—	—	(100.8)	45.1	(55.7)	(0.4)	(56.1)

Total comprehensive income		—	(71.8)	(100.8)	45.1	(127.5)	2.8	(124.7)
Share-based compensation		—	24.6	—	—	24.6	—	24.6
Capital contributions (distributions)		—	(7.5)	—	—	(7.5)	(4.1)	(11.6)

Balance at December 31, 2021		—	3,118.4	(100.8)	24.0	3,041.6	18.2	3,059.8

Net income		—	80.5	—	—	80.5	3.5	84.0
Other comprehensive income (loss), net of taxes		—	—	(54.5)	7.9	(46.6)	1.4	(45.2)

Total comprehensive income		—	80.5	(54.5)	7.9	33.9	4.9	38.8
Share-based compensation		—	30.3	—	—	30.3	—	30.3
Capital contributions (distributions)		—	924.4	—	—	924.4	(3.8)	920.6

Balance at December 31, 2022		—	4,153.6	(155.3)	31.9	4,030.2	19.3	4,049.5

Net loss		—	(316.1)	—	—	(316.1)	3.9	(312.2)
Other comprehensive income (loss), net of taxes		—	—	(95.0)	(22.8)	(117.8)	(0.2)	(118.0)

Total comprehensive income		—	(316.1)	(95.0)	(22.8)	(433.9)	3.7	(430.2)
Share-based compensation		—	21.9	—	—	21.9	—	21.9
Capital contributions (distributions)		—	(63.4)	—	—	(63.4)	(0.8)	(64.2)

Balance at December 31, 2023		—	3,796.0	(250.3)	9.1	3,554.8	22.2	3,577.0

The accompanying notes are an integral part of these consolidated financial statements.

Liberty Global Europe Financing B.V.

Consolidated Statements of Cash Flows

	Note	Year ended December 31
in CHF millions		2023	2022	2021
Cash flows from operating activities:
Net income (loss)		(312.2)	84.0	(68.6)
Income tax expense	18	(59.9)	(50.7)	(62.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation expense		22.5	30.7	24.8
Depreciation of RoU assets	12	128.0	145.4	129.9
Depreciation of PP&E and amortization of intangibles	13 and 14	992.1	1,028.8	995.6
Restructuring and other operating items		86.2	149.1	107.0
Financial income	21	(574.7)	(456.7)	(235.6)
Financial expenses	21	957.2	340.2	420.3
Dividends received		3.1	2.8	3.0
Interest received		0.9	0.6	0.3
Tax refunds		4.0	1.1	—
Taxes paid		—	(10.4)	(18.1)
Changes in operating assets and liabilities and other		(45.7)	(12.2)	(30.9)

Net cash provided by operating activities		1,201.5	1,252.7	1,265.1

Cash flows from investing activities:
Capital expenditures	13 and 14	(468.0)	(417.4)	(353.8)
Cash paid in connection with acquisitions, net of cash acquired	26	(85.1)	—	—
Acquisition of equity-accounted investees	24	—	(35.8)	—
Net advances from (to) related parties		(204.8)	(71.0)	2.3
Cash received for other investing activities		0.1	36.2	22.5
Cash paid for other investing activities		(2.8)	(55.0)	(4.2)

Net cash used in investing activities		(760.6)	(543.0)	(333.2)

Cash flows from financing activities:
Interest paid		(422.5)	(329.3)	(298.0)
Acquisition of shares from NCI		—	—	(64.8)
Borrowings of debt	23	—	—	1,189.8
Vendor financing additions	23	271.2	148.2	205.5
Repayments of debt	23	—	(899.4)	(1,213.7)
Principal payments on vendor financing	23	(296.6)	(284.5)	(447.8)
Payment of lease liabilities	12	(107.6)	(112.4)	(88.3)
Payment of financing costs and debt premiums	23	0.1	(26.3)	(16.3)
Net cash received (paid) for interest related derivative instruments	23	174.5	42.2	13.8
Net cash received (paid) for principal related derivative instruments	23	(57.4)	(47.1)	144.9
Capital contribution from parent		—	955.8	—
Related-party payments		—	(149.2)	(366.4)
Cash paid for other financing activities		(1.8)	(12.0)	(4.1)

Net cash used in financing activities		(440.1)	(714.0)	(945.4)

Net increase (decrease) in cash and cash equivalents:		0.8	(4.3)	(13.4)
Cash and cash equivalents at the beginning of year		2.3	5.5	18.8
Effect of exchange rate changes on cash		1.7	1.1	0.1
Cash and cash equivalents at the end of year		4.8	2.3	5.5

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Liberty Global Europe Financing B.V. is a private company incorporated, domiciled and registered in the Netherlands. The registered offices of Liberty Global Europe Financing B.V. are located at Schiphol-Rijk, Boeingavenue 53, 1119PE, Netherlands.

These consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 comprise Liberty Global Europe Financing B.V. and its subsidiaries (collectively referred to “Sunrise”).

Sunrise’s principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video, and landline internet including Internet Protocol Television (“IPTV”) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network as well as its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third party suppliers.

These consolidated financial statements have been prepared in connection with the separation of Sunrise from the ultimate parent Liberty Global Ltd. (hereinafter “LG”) through a spin-off of Sunrise to the LG shareholders and an intended stock exchange listing. This separation is subject to certain conditions precedent, including LG shareholders’ approval. Sunrise’s immediate parent undertaking is Liberty Global B.V. and ultimate parent undertaking is Liberty Global Ltd.

The country of operation and percentage ownership of the legal entities included in the consolidated financial statements are disclosed in Note 27.

These consolidated financial statements have been approved and authorized by the Executors for issuance on May 23, 2024 in accordance with a resolution of Sunrise’s Executors.

2. BASIS OF PREPARATION AND SCOPE OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are referred to hereinafter as consolidated financial statements. They present the activities, assets and liabilities of Sunrise, as included in the scope of consolidation, and contain the financial information of the legal entities of Sunrise.

As Sunrise has not previously prepared standalone financial statements, these consolidated financial statements are the first IFRS financial statements of Sunrise. Therefore, IFRS 1 (First-time Adoption of International Financial Reporting Standards) has been applied. IFRS 1 sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general-purpose financial statements. Sunrise’s historical consolidated financial statements have been derived from the consolidated financial statements and accounting records of LG. Furthermore, Sunrise has applied the exemption under IFRS 1.D13(a) to deem the cumulative foreign exchange differences to be zero at 1 January 2021 (the date of transition). Since Sunrise did not previously prepare financial statements, and accordingly does not have any previous Generally Accepted Accounting Principles (“GAAP”), the reconciliations as per IFRS 1 are not required to be presented. Transactions between LG and Sunrise, which were eliminated in the LG’s consolidated financial statements, are reinstated in these consolidated financial statements.

As a result of applying IFRS 1, the consolidated financial statements include the opening consolidated statements of financial position as of January 1, 2021. Also included are the consolidated statements of financial position as of December 31, 2023, 2022 and 2021, the related consolidated statements of income or loss, comprehensive

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

income, changes in equity and cash flows for the three years ended December 31, 2023, 2022 and 2021, together with the related note disclosures.

Sunrise forms a separate group of legal entities in all years presented. All intercompany transactions and balances within Sunrise have been eliminated. Any respective material events occurring after December 31, 2023 are disclosed in Note 28.

These consolidated financial statements present the assets, liabilities, revenues, expenses and cash flows attributable to Sunrise. The consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated. The fair value of financial assets and liabilities is presented in Note 23. The consolidated financial statements have been prepared under the assumption of going concern. The presentation currency of these consolidated financial statements is the Swiss franc (“CHF”). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided. All ratios and variances are calculated using the precise underlying amount rather than the presented rounded amount.

The preparation of these consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the fiscal period. These estimates are based on management’s best knowledge of current events and actions that Sunrise may undertake in the future. Please refer to Note 4 for further details.

See Note 25 for additional disclosures regarding transactions with Liberty Global.

Although, the consolidated financial statements reflect management’s best estimate of all historical costs related to Sunrise, this may however not necessarily reflect what the results of operations, financial position, or cash flows would have been had Sunrise been a separate standalone entity, nor the future results of Sunrise as it will exist upon completion of the planned separation, as described in Note 1.

3. MATERIAL ACCOUNTING POLICIES

Consolidation

Subsidiaries are all companies over which Sunrise has control. Control is achieved when Sunrise is exposed or has the right to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Sunrise are eliminated.

Consolidation of a subsidiary begins when Sunrise obtains control over the subsidiary and ceases when Sunrise loses control of the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date Sunrise gains control until the date Sunrise ceases to control the subsidiary. Gains and losses related to divestment of subsidiaries are recognized as the difference between the fair value of the proceeds (less divestment expenses) and the carrying value of net assets (including goodwill). Sunrise’s financial year-end is December 31, which is also the annual closing date of the individual entities’ financial statements incorporated into the consolidated financial statements.

Shareholdings over which Sunrise exercises significant influence but does not have control are accounted for using the equity method. Significant influence is generally assumed to exist whenever between 20% and 50% of the voting rights are held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Business combinations

Business combinations are accounted for using the acquisition method when control is transferred to Sunrise. The consideration transferred in the acquisition is generally measured at fair value. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of income or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

As of the acquisition date, identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized separately from goodwill. Identifiable assets acquired, liabilities assumed, and any contingent consideration payable are measured at acquisition date fair value. For each business combination, Sunrise elects whether it measures the non-controlling interest in the acquiree at fair value or at the proportional share of the acquiree’s identifiable net assets.

For business combinations with the acquisition date in the prior reporting period, comparative information is revised in case adjustments are made during the measurement period to the provisional amounts, determined as part of the purchase price allocation, based on information available at the acquisition date.

Foreign currency translation

These consolidated financial statements are presented in Swiss francs (“CHF”), which is the reporting currency of Sunrise. The functional currency is the currency applied in the primary economic environment of each entity’s operations. Transactions in currencies other than the functional currency are translated at the transaction-date exchange rates or the average rate. Foreign exchange gains and losses arising from differences between transaction date and settlement date rates are recognized as financial income or expenses in the consolidated statements of income or loss.

The following table summarizes the principal exchange rates used by Sunrise (shown against CHF):

	December 31
	2023	2022	2021
Spot rates:
Euro	1.0770	1.0128	0.9637
US Dollar	1.1916	1.0847	1.0973

	Year ended December 31
	2023	2022	2021
Average rates:
Euro	1.0295	0.9948	0.9249
US Dollar	1.1135	1.0478	1.0940

Revenue from contracts with customers

Revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration (net of VAT) to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when the customer obtains control of the promised goods or services. Significant sources of revenue are explained in Note 6.

Sunrise groups multi-component contracts (e.g., mobile subscription with subsidized mobile hardware) into portfolios and allocates the total transaction price to each separate performance obligation (including undelivered elements) in proportion to the stand-alone selling prices. Revenue is recognized when the customer obtains control of the separate components.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In the consolidated statements of financial position, timing differences in the recognition of revenue between separate performance obligations lead to the recognition of a contract asset, i.e., a legally not yet entitled right to consideration from a contract with a customer. Incremental costs to obtain a contract with a customer, such as incremental sales commissions, are generally recognized as assets and amortized over the applicable period benefited, which generally is the contract life. If, however, the amortization period is less than one year, Sunrise expenses such costs in the period incurred. In contrast, activation fees lead to the recognition of a contract liability, i.e., the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract assets and liabilities are determined at the contract level and not at the performance obligation level. Accrued income and deferred discounts will be classified as part of contract assets.

Revenue is recognized gross when Sunrise acts as a principal in a transaction. For content-based services and handsets sold via third party retailers, where Sunrise acts as an agent, revenue is recognized net of direct costs.

Property, plant and equipment

Property, plant and equipment (“PP&E”) are measured at cost less accumulated depreciation and write-down for impairment.

Costs comprise purchase price and costs directly attributable to the acquisition until the date on which the asset is ready for use, as well as the estimated costs of dismantling and restoring the site. The costs of self-constructed assets include directly attributable payroll costs, materials, parts purchased, and services rendered by sub-suppliers during the construction period. Costs also include estimated asset retirement costs on a discounted basis if the related obligation meets the conditions for recognition as a provision.

The depreciation base is measured at cost less residual value and any write-downs. Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

Asset category	Useful lives
Support equipment and buildings	3 to 33 years
Distribution systems	3 to 30 years
Customer premises equipment (“CPE”)	4 to 5 years

The depreciation expense of property, plant and equipment is included in depreciation and amortization expenses in the consolidated statements of income or loss.

Property, plant and equipment that have been disposed of or scrapped are eliminated from accumulated costs and accumulated depreciation. Gains and losses arising from the sale of property, plant and equipment are measured as the difference between the sales price less selling expenses and the carrying value at the time of sale. The resulting gain or loss is recognized in the consolidated statements of income or loss in other operating income or other operating expenses, respectively.

Software that is an integral part of a tangible asset (e.g., telephone exchange installations) is presented together with the related tangible assets.

If indications exist that the value of an asset may be impaired, the recoverable amount of the asset is determined. If the recoverable amount of the asset, which is the higher of the fair value less costs to sell and the value in use, is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Goodwill

Goodwill is recognized at cost less accumulated impairment losses and allocated from the acquisition date to cash-generating units (“CGU”) for the purpose of impairment testing. The carrying value of goodwill is tested for impairment annually in the fourth quarter. If there is any indication during the year that goodwill may be impaired, the cash-generating unit is tested for impairment at that time. Goodwill is subsequently written down to the recoverable amount through the consolidated statements of income or loss if the recoverable amount is exceeded by the carrying value. Impairment losses on goodwill are not reversed.

Intangible assets

Intangible assets comprise software, licenses and rights, brands and other intangible assets required to operate the business, and software developed or customized by Sunrise. Intangible assets are measured at cost less accumulated amortization and impairment losses and are amortized on a straight-line basis over their estimated useful lives. Broadcasting rights and spectrum licenses are generally multi-year contracts, for which an asset is recognized in the amount of the contract consideration with a corresponding liability for any unpaid portion of the total contract costs at contract inception. The rights are amortized on a straight-line basis over the contract term.

Asset category	Useful lives
Software	3 to 5 years
Licenses and rights	5 to 26 years
Brands and customer relationships	6 to 10 years
Other intangible assets	2 to 25 years

The amortization expense of intangible assets is included in depreciation and amortization expenses in the consolidated statements of income or loss.

Development projects, including costs of computer software purchased or developed for internal use, are recognized as intangible assets if the costs can be calculated reliably and if they are expected to generate future economic benefits. Costs of development projects include wages and external charges. Development projects that do not meet the criteria for recognition in the consolidated statements of financial position are expensed as incurred.

Impairment of non-financial assets

When there are indications that the carrying amount of a non-financial asset may exceed the estimated recoverable amount (the higher of its value in use and fair value less costs to sell), the possible existence of an impairment loss is investigated. If an asset does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market interest rates and the risks specific to the asset.

When the recoverable amount of a non-financial asset is less than its carrying amount, the carrying amount is impaired to its recoverable amount and an impairment charge is recognized. An impairment loss is reversed when there has been a change in estimate that is relevant for the determination of the asset’s recoverable amount since the last impairment loss was recognized.

Non-derivative financial instruments

Financial instruments are contractual rights and obligations resulting in an inflow or outflow of financial assets or the issue of equity instruments. They are initially measured at fair value. Attributable transaction costs are only

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

added in case the financial assets is not measured at fair value through profit or loss. Subsequent measurement is based on the classification of financial instruments defined in IFRS 9.

Cash and cash equivalents, current trade and other receivables, current related-party receivables and payables, certain other current assets, accounts payable and certain accrued liabilities represent financial instruments that are initially recognized at fair value and subsequently carried at amortized cost. Due to their relatively short maturities, the carrying values of these financial instruments approximate their respective fair values. Loans and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such loans and other receivables are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Sunrise initially recognizes loans and receivables on the date they are originated. All other financial assets (including assets designated as fair value through profit or loss) are recognized initially on the trade date, which is the date that Sunrise becomes a party to the contractual provisions of the instrument.

Sunrise derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Sunrise derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Derivative financial instruments

All derivative instruments are recorded in the consolidated statements of financial position at fair value. Changes in the fair value of derivative instruments are recognized in the consolidated statements of income or loss. For information regarding Sunrise’s derivative instruments, see Note 23.

Leases

Sunrise leases mainly consist of rental of distribution systems, support equipment, buildings and land. Sunrise recognizes a right-of-use (“RoU”) asset and a lease liability at the lease commencement date. The RoU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. Furthermore, the RoU asset is adjusted for an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. The RoU assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the useful life of the RoU asset or the end of the lease term. The useful life per asset class are as follows:

Asset category	Useful lives
Support equipment, buildings and land	3 to 33 years
Distribution systems	3 to 30 years

In addition, RoU assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The RoU assets and the lease liabilities are presented separately in the consolidated financial statements. Lease liabilities are initially measured at the present value of the future lease payments, discounted using the interest rate implicitly specified in the lease or Sunrise’s incremental borrowing rate as the discount rate.

Sunrise applies the short-term lease recognition exemption to leases of less than 12 months. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Inventories

Inventories are measured at the lower of cost and net realizable value. The costs of merchandise include purchase price and delivery costs. The costs of work in progress comprise direct costs of merchandise, direct labor, other direct costs and related production overheads. Related costs for items sold are presented within direct costs in the consolidated statements of income or loss.

Trade receivables and other receivables

Receivables are measured at amortized cost net of an allowance for uncollectible amounts. The allowance for trade receivables and contract assets is always measured at an amount equal to lifetime expected credit loss (“ECL”). When determining whether the credit risk of a financial asset has increased significantly, Sunrise considers both quantitative and qualitative information and analysis based on its historical experience, internal credit assessment and forward-looking information. Allowances for anticipated uncollectible amounts are based on individual assessments of major receivables and historically experienced losses on uniform groups of other receivables. This allowance is equal to the difference between the carrying amount and the present value of the amounts expected to be recovered. Significant financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The loss is recognized in the consolidated statements of income or loss within other operating expenses.

When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the consolidated statements of income or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand and deposits held at call with banks with a maturity of less than three months at inception. Bank overdrafts are included in current liabilities.

Income taxes

Income taxes include all current and deferred taxes based on the taxable profits. Other taxes not based on income such as property or capital taxes are recorded as other operating expenses.

Current income tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes

Deferred tax is provided using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements at the reporting date, except for temporary differences arising from the initial recognition of goodwill and other items in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit. Deferred tax assets and liabilities are measured on the basis of tax rates enacted or substantively enacted at the end of the reporting period. The change in deferred tax assets and liabilities results in a corresponding deferred tax expense or income for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available, against which temporary differences or unused tax losses can be utilized. Deferred tax is charged or credited in the consolidated statements of comprehensive of income, except when it relates to items recognized in other comprehensive income, in which case the deferred tax is treated accordingly.

Provisions

Provisions are recognized when, as a consequence of an event occurring before or on the reporting date, Sunrise has a present obligation (legal or constructive), it is probable that economic benefits will be sacrificed to settle the obligation, and the amount of the obligation can be estimated reliably.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected and a detailed estimate of the associated costs, and an appropriate timeline has been established. Furthermore, the affected employees must have been notified of the plan’s main features.

An asset retirement obligation (“ARO”) is recognized when Sunrise has a legal or constructive obligation to remove the asset and restore the site where the asset was used at the end of the lease term (e.g., in connection with the future dismantling of mobile stations and restoration of property owned by third parties). Sunrise has estimated and capitalized the net present value of the obligations and increased the carrying amount of the asset by the respective amount. The estimated cash flows are discounted using a risk-adjusted interest rate and recognized as a provision. Subsequently, the unwinding of the discount is expensed in financial expenses. The capitalized amount is amortized over the expected lease period, including the potential extension option if it is expected to be exercised. Provisions are measured at management’s best estimate of the amount at which the liability is expected to be settled. If the timing of the settlement has a significant impact on the measurement of the liability, such liability is discounted.

Pensions

Sunrise’s pension plans comprise defined benefit plans established under Swiss pension legislation. Obligations are determined by independent qualified actuaries using the projected unit credit method assuming that each year of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligations. Sunrise recognizes a gain or loss on curtailment when a commitment is made to significantly reduce the number of employees, generally as a result of a restructuring or disposal/discontinuation of part of the business or the outsourcing of business activities. Gains or losses on curtailment or, settlement of pension benefits are recognized in the consolidated statements of income or loss when the curtailment or settlement occurs.

Differences between projected and realized changes in pension assets and pension obligations are referred to as actuarial gains and losses and are recognized in the consolidated statements of other comprehensive income when such gains and losses occur.

In case of changes in benefits relating to employees’ previous service periods, a change in the estimated present value of the pension obligations will be immediately recognized.

The present value of the pension obligation is measured using a discount rate based on the interest rate on high quality corporate bonds where the currency and terms of the corporate bonds are consistent with the currency and estimated terms of the defined benefit obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Amendments to IFRS Accounting Standards and Interpretations, whose application is not yet mandatory

The following IFRS Accounting Standards and Interpretations published up to the end of 2023 are mandatory from the 2024 financial year onwards.

Standard	Name	Effective from
Amendments to IFRS 16	Lease liability in a sale and leaseback transaction	1 January 2024

Amendments to IAS 1	Classifying liabilities as current or non-current	1 January 2024

Amendments to IAS 1	Classifying non-current liabilities with covenants	1 January 2024

Amendments to IAS 7	Supplier finance arrangements	1 January 2024

Amendments to IAS 21	Lack of exchangeability	1 January 2025

IFRS 18	Presentation and disclosure in financial statements	1 January 2027

Sunrise will review its financial reporting for the impact of those new and amended standards which take effect on or after January 1, 2024 and which Sunrise did not choose to adopt earlier than required. At present, Sunrise anticipates no material impact on the consolidated financial statements, except for IFRS 18 issued by the IASB on April 9, 2024. IFRS 18 will replace IAS 1, although many existing principles in IAS 1 are retained. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to both the primary financial statements and notes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its ‘operating profit or loss’. Sunrise is currently evaluating the potential impact of IFRS 18 on its consolidated financial statements.

4. USE OF JUDGMENTS AND ESTIMATES

The following specific estimates and judgments are considered important when portraying Sunrise’s financial position:

•

Useful life of intangible assets and property, plant and equipment, as shown in Note 3, is assigned based on periodic studies of the actual useful life and intended use of those assets. Such studies are completed or updated whenever new events occur with the potential to impact the way the useful life of the asset is determined, such as events or circumstances that indicate that the carrying value of the asset may not be recoverable and should therefore be tested for impairment. Any change in the estimated useful life of these assets is recognized in the financial statements as soon as any such change is determined. For details, see Note 13 and Note 14.

•

Intangible assets comprise a significant portion of the Sunrise’s total assets. The impairment test for intangible assets is a complex process that requires significant management judgment in determining various assumptions, such as cash flow projections, discount rate and terminal growth rates. The sensitivity of the estimated measurement to these assumptions, consolidated or individually, can be significant. Furthermore, the use of different estimates or assumptions when determining the fair value of such assets may result in different values and could result in impairment charges. For details, see Note 14.

•

Right-of-use assets and lease liabilities amount to a significant portion of the Sunrise’s consolidated statements of financial position (see Note 12). The valuation is based on several judgments, starting with the assessment of whether a contract contains a lease. Other material judgments made by Sunrise include assumptions concerning the lease terms and the probability that an extension option will be exercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

•

Net periodic pension cost for defined benefit plans is estimated based on certain actuarial assumptions, the most significant of which relate to discount rate and future salary increases. As shown in Note 10, the assumed discount rate reflects changes in market conditions. Sunrise believes these assumptions illustrate current market conditions.

•

Estimates of deferred taxes and significant items giving rise to deferred assets and liabilities are shown in Note 18. These reflect the assessment of future taxes to be paid on items in the financial statements, giving consideration to both the timing and probability of these estimates. In addition, such estimates reflect expectations about the amount of future taxable income and, where applicable, tax planning strategies. Actual income taxes and income for the period may vary from these estimates as a result of changes in expectations about future taxable income, future changes in income tax law or the final review of tax returns by tax authorities.

•

Provisions for asset retirement obligations are made for costs incurred in connection with the future dismantling of mobile stations and restoration of property owned by third parties. These provisions are primarily based on estimates of future costs for dismantling and restoration, long-term inflation and discount rate expectations, as well as the timing of the dismantling. See Note 16.

•

Costs to obtain a contract consist of costs directly related to the acquisition and retention of contracts with customers (e.g., commission paid to vendors or retailers). Management judgment is required to determine whether costs are directly attributable and incremental and to define the appropriate amortization period consistent with the type of underlying service contract. See also Note 6.

5. SEGMENT REPORTING

For management purposes, Sunrise is organized into business units which reflect the different customer groups to which Sunrise provides its telecommunications products and services and has the following three operating segments, which are its reportable segments:

•	Residential customers

•	Business customers & Wholesale

•	Infrastructure & Support functions

The CEO and CFO assume the role of the Chief Operating Decision Maker (“CODM”) and monitor the operating results of the segments Residential customers, Business customers & Wholesale and Infrastructure & Support functions separately for the purpose of making decisions about resource allocation and performance assessment.

Each of these segments engages in their particular business activity which is described below:

(a)

Residential customers: provides fixed-line and mobile services to residential end customers as well as sales of handsets. Sunrise focuses on selling its products in the Swiss telecommunications market by marketing bundled offers in fixed/internet, mobile and IPTV.

(b)

Business customers & Wholesale: provides a full range of products and services, from fixed-line and mobile communications to internet and data services as well as integration services to different business areas: small office and home office, small and medium-size managed enterprises and large corporate clients. The wholesale product portfolio covers voice, data, internet and infrastructure services such as carrier and roaming services, which are marketed to business customers.

(c)	Infrastructure & Support functions: activities comprise support units such as network, IT and operations (customer care) as well as staff functions like finance, human resources and strategy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Performance is measured based on Adjusted EBITDAaL as included in the internal financial reports reviewed by the CODM. This is considered an adequate measure of the operating performance of the segments reported to the CODM for the purposes of resource allocation and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted EBITDAaL. Sunrise’s finance income, finance expenses and income tax expenses are reviewed on a total level, and therefore not allocated to operating segments.

Segment information

	Year ended December 31, 2023
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Total revenue	2,247.1	776.6	11.5	3,035.2
Direct costs	(537.6)	(271.0)	(26.0)	(834.6)
Indirect costs[1]	(417.5)	(115.4)	(428.2)	(961.1)
Lease expense[2]	(51.0)	(11.2)	(133.7)	(195.9)

Adj. EBITDA after lease expense (EBITDAaL)	1,241.0	379.0	(576.4)	1,043.6
Depreciation and amortization of property, plant and equipment and intangible assets				(992.1)
Share-based compensation, restructuring & other				(108.6)
Finance income/(expense)[3]				(315.0)
Income tax benefit				59.9

Net income (loss)				(312.2)

	Year ended December 31, 2022
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Total revenue	2,275.5	752.3	7.4	3,035.2
Direct costs	(538.4)	(267.7)	(13.5)	(819.6)
Indirect costs[1]	(417.8)	(111.7)	(417.6)	(947.1)
Lease expense[2]	(39.9)	(10.4)	(160.4)	(210.7)

Adj. EBITDA after lease expense (EBITDAaL)	1,279.4	362.5	(584.1)	1,057.8
Depreciation and amortization of property, plant and equipment and intangible assets				(1,028.8)
Share-based compensation, restructuring & other				(179.7)
Finance income/(expense)[3]				184.0
Income tax benefit				50.7

Net income (loss)				84.0

[1]	Excludes expenses for share-based compensation, restructuring and other.
[2]	Contains depreciation and interest expenses for leases arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line “indirect cost”.
[3]	Excludes interest expenses for leases, which are included in line “lease expense”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Year ended December 31, 2021
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Total revenue	2,314.6	713.2	7.9	3,035.7
Direct costs	(568.0)	(249.0)	(9.6)	(826.6)
Indirect costs[1]	(404.6)	(115.4)	(381.1)	(901.1)
Lease expense[2]	(28.4)	(9.3)	(154.0)	(191.7)

Adj. EBITDA after lease expense (EBITDAaL)	1,313.6	339.5	(536.8)	1,116.3
Depreciation and amortization of property, plant and equipment and intangible assets				(995.6)
Share-based compensation, restructuring & other				(131.8)
Finance income/(expense)[3]				(120.1)
Income tax benefit				62.6

Net income (loss)				(68.6)

6. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue by major category and reportable segment is set forth below:

	Year ended December 31, 2023
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Fixed	1,061.7	437.4	—	1,499.1
Subscription	1,043.1	273.4	—	1,316.5
Non-subscription and hardware	18.6	164.0	—	182.6
Mobile	1,052.3	336.2	—	1,388.5
Subscription	852.9	254.7	—	1,107.6
Non-subscription and hardware	199.4	81.5	—	280.9
Other	133.2	2.9	11.5	147.6

Total	2,247.2	776.5	11.5	3,035.2

	Year ended December 31, 2022
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Fixed	1,088.3	430.6	0.7	1,519.6
Subscription	1,079.6	270.0	0.7	1,350.3
Non-subscription and hardware	8.7	160.6	—	169.3
Mobile	1,053.5	320.8	—	1,374.3
Subscription	854.8	240.6	—	1,095.4
Non-subscription and hardware	198.7	80.2	—	278.9
Other	133.7	0.9	6.7	141.3

Total	2,275.5	752.3	7.4	3,035.2

[1]	Excludes expenses for share-based compensation, restructuring and other.
[2]	Contains depreciation and interest expenses for leases arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line “indirect cost”.
[3]	Excludes interest expenses for leases, which are included in line “lease expense”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Year ended December 31, 2021
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Fixed	1,136.5	412.6	2.6	1,551.7
Subscription	1,124.5	273.8	2.6	1,400.9
Non-subscription and hardware	12.0	138.8	—	150.8
Mobile	1,028.5	299.6	—	1,328.1
Subscription	831.7	226.0	—	1,057.7
Non-subscription and hardware	196.8	73.6	—	270.4
Other	149.6	1.1	5.2	155.9

Total	2,314.6	713.3	7.8	3,035.7

Subscription revenue

Sunrise recognizes service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognized over the contractual period. Revenue from the sale of prepaid services is deferred and recognized at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period.

Mobile subscriptions have no contract term beyond a 60-day notice period, whereas residential services require a minimum contract duration of 12 months. For contracts combined with a promotion, the typical minimum contract term is 24 months. For B2B service contracts, the contract term is typically between one to five years.

Non-subscription and hardware

Non-subscription revenues include mainly interconnect services, which are recognized over the contractual period. Revenue from hardware sales is recognized at point-in-time upon delivery.

Other

Revenue from sales of build-to-suit network sites is recognized at point-in-time when the sites are available for use and legal ownership is transferred. Net collectible fees earned from early termination of contracts are recognized when collected. Other revenue further includes revenue from subleases and is recognized over time.

Contract assets

Contract assets primarily relate to Sunrise’s rights to consideration for hardware sold within a bundle arrangement but not yet billed.

The following table provides information about contract assets and contract liabilities from contracts with customers.

	December 31			January 1
	2023	2022	2021	2021
	CHF in millions
Contract assets	31.7	22.5	19.5	26.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date.

	Year ended December 31
	2024	2025	2026
	CHF in millions
Telecommunications services (mobile and fixed)	82.3	42.2	3.3

Sunrise makes use of the practical expedients in IFRS 15, according to which unsatisfied performance obligations under contracts with an expected original term of no more than one year and revenues recognized in accordance with the billed amounts are exempt from the disclosure requirement.

Contract liabilities

Contract liabilities primarily relate to deferred revenue including broadband cable services and subscription fees, as well as activation fees for which revenue is recognized over the term of the service contract. The decline from 1 January 2021 is the result of the advance billing cycle for basic cable subscriptions at the beginning of the year.

	December 31			January 1
	2023	2022	2021	2021
	CHF in millions
Contract liabilities to residential customers	43.1	55.3	64.1	188.2
Contract liabilities to business customers	36.3	19.2	26.6	29.8
Contract liabilities to other telecommunications services	0.4	0.5	1.2	1.1

Total	79.8	75.0	91.9	219.2

Thereof current portion of contract liabilities	66.7	69.9	86.3	210.2
Thereof non-current portion of contract liabilities	13.1	5.1	5.6	9.0

Contract costs

According to IFRS 15, commission fees directly attributable to a contract are capitalized and recognized as expenses over the estimated contract duration. This means that capitalized commission fees are amortized when the related revenues are recognized. The capitalized costs are amortized in other operating expenses or personnel expenses, depending on whether the costs are paid to external retailers or own employees.

	2023	2022	2021
	CHF in millions
Balance as of January 1	62.5	55.8	28.3
Additional capitalised contract cost	71.6	62.8	64.7
Amortized contract cost	(64.8)	(56.1)	(37.2)

Balance as of December 31	69.3	62.5	55.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. OTHER OPERATING INCOME AND EXPENSES

	Year ended December 31
	2023	2022	2021
	CHF in millions
Marketing & Commissions	195.2	195.9	168.4
Network related costs	167.4	207.6	224.5
Professional Services	130.2	130.1	159.6
Facility & Energy	55.1	51.0	51.7
IT expenses	49.4	50.9	26.8
Administration	39.4	43.0	43.5
Call centre services	39.2	39.6	30.2
Allowance for receivables	16.9	27.6	7.7
Other	66.1	4.4	41.0

Total other operating expenses	758.8	750.2	753.3
Capitalized labor as non-current assets	(68.3)	(60.1)	(58.5)
Other income	(37.4)	(1.5)	(100.0)

Total other operating income and capitalized labor	(105.7)	(61.7)	(158.5)

Other expenses

In 2023, Sunrise incurred a cost of CHF 29.1 million due to a ice hockey distribution rights penalty issued by the Competition Commission.

The categories disclosed for other operating expenses do not include expenses that were included in other financial statement line items (such as personnel expenses or depreciation).

Other income

In 2023, Sunrise recognized CHF 17.2 million income related to disputed over-charges by Swisscom, and CHF 20.0 million abandoned lease income related to the former Wallisellen office building.

In 2021, Sunrise recognized CHF 100.0 million income from legal proceedings arising from the settlement agreement with Swisscom related to the asymmetric digital subscriber line (“ADSL”) price squeeze in other income.

8. PERSONNEL EXPENSES

	Year ended December 31
	2023	2022	2021
	CHF in millions
Wages, salaries and social security charges	384.2	380.8	397.8
Pension expenses	10.0	26.8	15.5
Share-based compensation	22.5	30.7	24.8

Total	416.7	438.3	438.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel comprise the members of the Executive Leadership Team. Their compensation is as follows:

Remuneration of the Executive Leadership Team

	Year ended December 31
	2023	2022	2021
	CHF in millions
Wages, salaries and social security charges	6.2	8.0	8.8
Pension costs	0.8	1.2	1.2
Share-based compensation	6.9	9.1	9.7
Termination benefits	2.5	0.7	1.3

Total	16.4	19.0	21.0

10. EMPLOYEE BENEFIT OBLIGATIONS

Sunrise provides retirement benefits to its employees as required by Swiss law by means of a pension fund that is a separate legal entity. The Sunrise Pension Fund is a separate, semi-autonomous foundation governed by the Occupational Pensions and Foundations Office of the Canton of Zurich. Disability and death risks are reinsured by Zurich Insurance. The fixed assets of the Sunrise Pension Fund are managed by Credit Suisse Asset Management in Zurich in accordance with organizational guidelines and investment regulations. The Board of Trustees consists of an equal number of employer and employee representatives and is responsible for managing the Foundation in accordance with Swiss law. Per the Occupational Pensions Act, a temporary funding shortfall is permitted. The Board of Trustees must take appropriate measures to resolve the shortfall within a reasonable timeframe. If those measures do not lead to the desired results, the Pension Fund may temporarily charge remedial contributions to employers, insured persons, and pensioners. The employer contribution must at least equal the aggregate contributions levied from the insured persons.

The pension fund operates a pension plan for all staff, which qualifies as defined benefit plan under IAS 19. Future pension benefits are based primarily on years of credited service and on contributions made by the employee and employer over the service period, which vary according to age as a percentage of insured salary. The rate of annual interest credited to employee accounts on the balance representing the minimum amount required under pension law is defined by the Swiss government. In addition, the conversion factor used to convert the accumulated capital upon retirement into an annual pension is also defined by the Swiss government. In the case of over funding, it may be possible to a limited extent to reduce the level of contributions from both employer and employee. Distribution of excess funds from the pension fund to Sunrise is not possible. These defined benefit plans expose Sunrise to actuarial risks, such as currency risk, interest rate risk and market (investment) risk.

A curtailment gain of CHF 13.5 million has been recorded in 2023 (2022: CHF nil; 2021: gain of CHF 17.6 million), due to a restructuring event in the respective year. In 2021, curtailment accounting was applied to Sunrise and UPC plans due to a restructuring event occurring in 2021 with employees leaving in 2021 and 2022. The full curtailment impact was recognized in the 2021 consolidated statements of income or loss as a past service credit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Pension (income) costs resulting from defined benefit plans

	December 31
	2023	2022	2021
	CHF in millions
Current service costs excluding interest costs	16.9	20.7	35.7
Net interest costs on defined benefit obligation and service costs	0.3	0.1	—
Past service income	(13.5)	(0.3)	(20.6)
Gain on non-routine settlements	—	—	(0.9)
Administration costs	0.6	0.9	0.9
Termination benefits	0.2	0.2	—

Total	4.5	21.6	15.2

Assets and obligations

	December 31
	2023	2022	2021
	CHF in millions
Fair value of plan assets	793.7	784.3	924.4
Defined benefit obligation	(802.1)	(748.8)	(938.2)
Asset ceiling	—	(36.4)	(3.2)

Total	(8.4)	(0.9)	(17.0)

Movement in other comprehensive income

	December 31
	2023	2022	2021
	CHF in millions
Actuarial (gain) / loss due to
demographic assumptions	(0.1)	(0.6)	(61.2)
financial assumptions	81.0	(163.9)	(27.3)
experience adjustments	5.6	11.8	86.6

Actuarial (gain) / loss during period	86.5	(152.6)	(1.9)
Return on defined benefit plan assets (greater)/less than net interest recognised	(18.8)	108.4	(55.7)
Impact of changes in asset ceiling	(37.3)	33.2	3.2

Remeasurement effects recognized in OCI	30.4	(11.0)	(54.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Movement in defined benefit obligations

	2023	2022	2021
	CHF in millions
Balance as of January 1	748.8	938.2	936.2

Included in the consolidated statements of income or loss
Current service costs	16.9	20.7	35.7
Past service income	(13.5)	(0.3)	(20.6)
Interest costs on defined benefit obligation	16.4	2.3	0.5
Administration costs and termination benefits	0.8	1.1	0.9
Settlements	(6.2)	—	(4.5)

Included in consolidated statements of other comprehensive income
Actuarial (gain) / loss arising from:
Demographic assumptions	(0.1)	(0.6)	(61.2)
Financial assumptions	81.0	(163.9)	(27.3)
Experience adjustment	5.6	11.8	86.6
Other
Employee contributions	20.4	20.4	23.2
Benefits paid / transferred	(68.0)	(80.9)	(31.3)

Total defined benefit obligations as of December 31	802.1	748.8	938.2

Movement in fair value of plan assets

	2023	2022	2021
	CHF in millions
Balance as of January 1	784.3	924.4	846.5

Included in the consolidated statements of income or loss
Interest income	16.8	2.2	0.4
Settlements	(6.2)	—	(3.6)
Included in consolidated statements of other comprehensive income
Return on plan assets excluding interest income	18.8	(108.4)	55.7
Other
Employer contributions	27.5	26.7	33.5
Employee contributions	20.5	20.3	23.2
Benefits paid	(68.0)	(80.9)	(31.3)

Total fair value of plan assets as of December 31	793.7	784.3	924.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Asset allocation of plan assets

	December 31
	2023	2022	2021
	CHF in millions
Cash and cash equivalents	8.8	9.4	6.1
Equity securities	267.2	258.7	347.5
Debt securities	299.5	331.7	386.1
Real estate	159.4	150.6	145.3
Other	58.8	33.9	39.4

Total	793.7	784.3	924.4

Plan assets do not include any property used by Sunrise companies. Furthermore, the defined benefit plans do not hold any shares of Sunrise or its subsidiaries.

Periodically, an asset-liability matching study is performed by the pension fund’s asset manager, in which the consequences of the strategic investment policies are analyzed (the latest study was conducted in 2022). The strategic investment policy of the pension fund can be summarized as follows: a strategic asset mix comprising 21% to 47% equity securities, 20% to 56% bonds, 12% to 38% real estate, 0% to 4% cash in banks and 0% to 7% other investments.

Principal actuarial assumptions

	December 31
	2023	2022	2021
Discount rate	1.35%	2.20%	0.25%
Future salary increases	1.70%	1.45%	1.15%

As of December 31, 2023, the weighted average duration of the defined benefit obligation was 11.9 years (2022: 11.6 years, 2021: 13.1 years). For 2024, Sunrise’s projected contributions to its pension funds total CHF 21.6 million. Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

Sensitivity analysis

	2023
	Increase to	Decrease to
	CHF in millions
Discount rate (0.5% movement)	757.1	852.8
Future salary increases (1.0% movement)	812.8	793.5

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.

Sunrise offers a defined contribution plan for employees having an annual salary in excess of CHF 132’300 with an external provider. In 2023, the expenses for the defined contribution plan amount to CHF 6.6 million (2022: CHF 6.4 million; 2021: CHF 0.4 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. OTHER OPERATING ASSETS AND LIABILITIES

The details of Sunrise’s other current and non-current assets as well as other current and non-current liabilities are set forth below:

	December 31
	2023	2022	2021
	CHF in millions
Other assets - current:
Third party receivables	120.0	116.9	175.5
Prepayments	128.7	101.0	56.4
Contract assets	17.3	17.7	14.3
Contract costs	53.6	50.5	44.0
Inventories	50.1	57.0	46.7
Other	6.3	7.9	9.4

Total	376.0	351.0	346.3

Other assets - non-current:
Trade receivables	44.0	27.5	57.8
Prepayments	31.7	28.8	27.9
Contract assets	14.4	4.8	5.2
Contract costs	15.8	12.0	11.8
Other	10.5	4.8	6.4

Total	116.4	77.9	109.1

Other liabilities - current:
Accrued other liabilities	335.0	301.8	256.9
Accrued capital expenditures	66.9	91.6	87.7
Accrued payroll and employee benefits	83.0	63.0	60.9
Deferred revenue	66.7	69.9	86.3
Other	31.2	26.9	38.1

Total	582.8	553.2	529.9

Other liabilities - non-current:
Other	89.8	112.3	10.7

Total	89.8	112.3	10.7

Write-downs of inventories to the net realizable value totaled CHF 8.9 million in 2023 (2022: CHF 1.8 million; 2021: CHF 2.7 million). The value of inventories recognized as an expense in direct costs and other operating expenses totaled CHF 217.8 million (2022: CHF 221.8 million; 2021: CHF 193.3 million). No inventories were expected to be sold after more than one year.

12. LEASING

Sunrise leased assets including telecommunications installations like mobile sites and transmission equipment such as leased lines, shops and offices as well as vehicles that are reflected in category ‘Other’. Information about leases for which Sunrise is a lessee is presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Right-of-use assets

	December 31
	2023	2022	2021
	CHF in millions
Distribution systems	1,166.2	1,216.5	981.2
Support equipment, buildings and land	128.0	154.3	197.1

Total RoU assets	1,294.2	1,370.8	1,178.3

At December 31, 2023, 2022 and 2021 the weighted average discount rate was 5.0%, 5.8% and 5.8%, respectively. During 2023, 2022 and 2021, we recorded additions to our RoU assets associated with leases of CHF 56.2 million, CHF 343.9 million and CHF 121.8 million, respectively.

Lease expenses

	Year ended December 31
	2023	2022	2021
	CHF in millions
Depreciation and amortization
Distribution systems	99.3	96.3	82.7
Support equipment, buildings and land	28.7	49.1	47.2

Total depreciation and amortization	128.0	145.4	129.9

Interest expense	67.9	65.3	61.8
Short-term lease expense[1]	3.2	3.2	3.7

Total lease expense	199.1	213.9	195.4

Lease liabilities

Maturities of our lease liabilities are presented below:

	Year ended December 31
	2023	2022	2021
	CHF in millions
Within 1 year	170.4	173.2	144.4
Between 1 and 2 years	153.9	163.4	136.2
Between 2 and 3 years	145.5	156.4	130.2
Between 3 and 4 years	141.9	148.6	124.4
Between 4 and 5 years	135.0	146.0	118.3
After 5 years	1,002.2	1,141.8	1,046.9

Total payments	1,748.9	1,929.4	1,700.4
Less: present value discount	(491.2)	(581.5)	(580.3)

Present value of lease payments	1,257.7	1,347.9	1,120.1

Current portion	170.4	173.2	144.4
Non-current portion	1,087.3	1,174.7	975.7

[1]	Included in operating income before depreciation and amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cash flows from leases

	Year ended December 31
	2023	2022	2021
	CHF in millions
Principal payments	107.6	112.4	88.3
Interest payments	58.4	61.6	62.5
Payments for short-term leases	3.2	3.2	3.7

Total payments	169.2	177.2	154.5

13. PROPERTY, PLANT AND EQUIPMENT

	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
	CHF in millions
Cost:
January 1, 2021	2,752.3	353.8	1,461.6	168.5	4,736.2
Additions	240.4	51.0	123.2	—	414.6
Retirements and disposals	(95.0)	(33.5)	(51.7)	—	(180.2)
Reclassifications	129.1	(0.4)	(86.0)	(51.3)	(8.6)

December 31, 2021	3,026.8	370.9	1,447.1	117.2	4,962.0
Additions	241.5	87.7	76.2	—	405.4
Retirements and disposals	(126.9)	(24.9)	(62.7)	—	(214.5)
Reclassifications	(80.8)	(1.4)	(37.3)	130.5	11.0

December 31, 2022	3,060.6	432.3	1,423.3	247.7	5,163.9
Additions	280.5	93.2	3.5	—	377.2
Additions from business combinations	70.7	—	3.0	—	73.7
Retirements and disposals	(34.9)	(93.3)	(2.1)	—	(130.3)
Reclassifications	(65.9)	(59.2)	25.2	99.9	—

December 31, 2023	3,311.0	373.0	1,452.9	347.5	5,484.5

	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
	CHF in millions
Accumulated depreciation and impairment:
January 1, 2021	(2,011.0)	(185.9)	(115.1)	—	(2,312.0)
Depreciation	(268.9)	(58.3)	(141.5)	—	(468.7)
Retirements and disposals	95.0	33.5	51.7	—	180.2
Reclassifications	(0.1)	(0.1)	0.2	—	—

December 31, 2021	(2,185.0)	(210.8)	(204.7)	—	(2,600.5)
Depreciation	(267.5)	(63.1)	(154.4)	—	(485.0)
Retirements and disposals	126.9	24.9	62.7	—	214.5
Reclassifications	(0.5)	—	4.7	—	4.2

December 31, 2022	(2,326.1)	(249.0)	(291.7)	—	(2,866.8)
Depreciation	(290.8)	(69.1)	(92.6)	—	(452.5)
Retirements and disposals	34.9	93.3	2.4	—	130.6
Reclassifications	(47.3)	60.1	(12.8)	—	—

December 31, 2023	(2,629.3)	(164.7)	(394.7)	—	(3,188.7)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
	CHF in millions
Property and equipment, net:
Net carrying amount at January 1, 2021	741.3	167.9	1,346.5	168.5	2,424.2

Net carrying amount at December 31, 2021	841.8	160.1	1,242.4	117.2	2,361.5

Net carrying amount at December 31, 2022	734.5	183.3	1,131.6	247.7	2,297.1

Net carrying amount at December 31, 2023	681.7	208.3	1,058.2	347.5	2,295.7

The capitalization process recognizes all additions to PP&E as “Additions” to Assets under depreciation (Distribution systems, Customer premises equipment, and Support equipment and buildings), which are then reclassified simultaneously into Assets under construction within “Reclassifications”, as long as construction or implementation of the underlying projects is ongoing. Once the project has been completed, the final asset is reclassified from Assets under construction to Assets under depreciation within Reclassifications. Due to that process the table above shows negative reclassifications for Assets under depreciation categories.

14. INTANGIBLE ASSETS

Changes in the carrying amounts of the intangible assets are as follows:

	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
	CHF in millions
Cost:
January 1, 2021	1,969.0	504.6	309.9	19.3	2,802.8
Additions from business combinations	—	—	—	—	—
Additions	—	—	138.4	—	138.4
Retirements and disposals	—	—	(27.2)	(0.1)	(27.3)
Other	3.0	(2.5)	—	5.6	6.1

December 31, 2021	1,972.0	502.1	421.1	24.8	2,920.0
Additions	—	150.0	143.2	—	293.2
Retirements and disposals	—	—	(41.0)	(15.3)	(56.3)
Other	—	—	—	8.8	8.8

December 31, 2022	1,972.0	652.1	523.3	18.3	3,165.7
Additions from business combinations	8.4	—	—	—	8.4
Additions	0.3	—	160.2	—	160.5
Retirements and disposals	(27.4)	—	(48.3)	—	(75.7)
Other	2.5	—	—	(1.1)	1.4

December 31, 2023	1,955.8	652.1	635.2	17.2	3,260.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
	CHF in millions
Accumulated amortization:
January 1, 2021	(82.1)	(124.5)	(70.6)	(2.5)	(279.7)
Amortization	(326.2)	(71.4)	(121.9)	(7.4)	(526.9)
Retirements and disposals	—	—	27.2	0.1	27.3
Other	—	—	—	0.2	0.2

December 31, 2021	(408.3)	(195.9)	(165.3)	(9.6)	(779.1)
Amortization	(324.0)	(56.8)	(155.7)	(7.3)	(543.8)
Retirements and disposals	—	—	41.0	15.3	56.3

December 31, 2022	(732.3)	(252.7)	(280.0)	(1.6)	(1,266.6)
Amortization	(322.0)	(66.8)	(143.6)	(7.2)	(539.6)
Retirements and disposals	27.4	—	48.3	—	75.7
Other	—	—	—	0.1	0.1

December 31, 2023	(1,026.9)	(319.5)	(375.3)	(8.7)	(1,730.4)

	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
	CHF in millions
Intangible assets subject to amortization, net:
Net carrying amount at 1 January 2021	1,886.9	380.1	239.3	16.8	2,523.1

Net carrying amount at 31 December 2021	1,563.7	306.2	255.8	15.2	2,140.9

Net carrying amount at 31 December 2022	1,239.7	399.4	243.3	16.7	1,899.1

Net carrying amount at 31 December 2023	928.9	332.6	259.9	8.5	1,529.9

Brands and customer relationships

As of December 31, 2023, the most significant intangible assets are the customer base of former Sunrise Communications Group AG with a carrying amount of CHF 889.7 million as well as the Sunrise brand with a carrying amount of CHF 24.0 million. Both assets originated from the acquisition by former UPC GmbH in 2020 (renamed to Sunrise GmbH in 2022). The remaining useful life is 3 years and 7 years, respectively.

Licenses and rights

As of December 31, 2023, licenses and rights consist primarily of two spectrum licenses. The frequency usage rights acquired in January 2013 are mostly used for 4G. The carrying amount is CHF 150.7 million with a remaining useful life of 5 years.

The frequency usage rights acquired in July 2019 are used for 5G. The carrying amount is CHF 62.9 million with a remaining useful life of 11 years.

In 2022, Sunrise signed a contract with Swiss Ice Hockey Federation and acquired broadcasting rights for the National League. This broadcasting right has a carrying amount of CHF 111.8 million with a remaining useful life of 4 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Software

Software mainly includes licenses and developments for Customer Relationship Management (“CRM”) and accounting applications with varying remaining useful lives of less than 5 years.

15. GOODWILL

Goodwill allocation

For business combinations, goodwill is allocated as of the transaction date to Sunrise’s cash-generating units (“CGUs”). Sunrise’s CGUs with allocated goodwill consist of the Residential, Business and Wholesale, and the impairment test was carried out on these CGUs in the fourth quarter of 2023, 2022 and 2021, as well as of 1 January 2021.

	Residential	Business	Wholesale	Total
	CHF in millions
Cost:
January 1, 2021	4,580.7	1,098.3	327.3	6,006.3
December 31, 2021	4,580.7	1,098.3	327.3	6,006.3
December 31, 2022	4,580.7	1,098.3	327.3	6,006.3
Additions from business combinations	6.4	—	—	6.4

December 31, 2023	4,587.1	1,098.3	327.3	6,012.7

	Residential	Business	Wholesale	Total
	CHF in millions
Goodwill, net:
Net carrying amount at 1 January 2021	4,580.7	1,098.3	327.3	6,006.3

Net carrying amount at 31 December 2021	4,580.7	1,098.3	327.3	6,006.3

Net carrying amount at 31 December 2022	4,580.7	1,098.3	327.3	6,006.3

Net carrying amount at 31 December 2023	4,587.1	1,098.3	327.3	6,012.7

Impairment tests for goodwill

Goodwill is subject to an annual impairment test conducted in the fourth quarter of each year. In 2023, there were no other recorded intangible assets with indefinite useful lives (2022: CHF 0; 2021: CHF 0). The recoverable amount of all CGUs has been determined based on its value-in-use using a discounted cash flow (DCF) method. The key assumptions used are listed below:

Key assumptions used in value in use calculations

	2023	2022	2021
Long-term growth rate	0.6%	0.7%	—%
WACC (pre-tax)	7.0%	7.1%	7.3%

The calculation basis for the DCF model is Sunrise’s business plan as approved by the Executive Committee. The detailed planning horizon of the business plan covers five years. The free cash flows beyond the five-year planning period were extrapolated using a long-term growth rate. The discount rate is the weighted average cost of capital (“WACC”) before tax of Sunrise. Budgeted gross margin and growth rates are based on past performance and management’s expectations of market development. As of the impairment test date, the recoverable amount for all CGUs was higher than the carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Sensitivity analysis

Management performed the following sensitivity analyses, in isolation:

•	increased the pre-tax discount rate by 100 basis points (bps), keeping stable other key assumptions

•	decreased revenue by 500 bps, keeping stable other key assumptions

•	decreased EBITDA margin by 500 bps, keeping stable other key assumptions

The results of the sensitivity analysis demonstrated that the above changes in the key assumptions would not cause the carrying value of CGUs to exceed the recoverable amount for any of the three CGUs.

16. PROVISIONS

	Asset retirement obligations	Restructuring obligations	Other provisions	Total
	CHF in millions
Provisions as of January 1, 2021	52.9	4.8	0.5	58.2
Provisions made during the period	0.8	40.1	—	40.9
Change in present value	(1.8)	—	—	(1.8)
Provisions used during the period	(0.3)	(23.7)	(0.5)	(24.5)
Unused provisions reversed during the period	(0.2)	—	—	(0.2)

Provisions as of December 31, 2021	51.4	21.2	—	72.6

Thereof current	—	21.2	—	21.2
Thereof non-current	51.4	—	—	51.4
Provisions as of January 1, 2022	51.4	21.2	—	72.6
Provisions made during the period	16.4	4.9	—	21.3
Change in present value	(5.7)	—	—	(5.7)
Provisions used during the period	(0.7)	(15.7)	—	(16.4)

Provisions as of December 31, 2022	61.4	10.4	—	71.8

Thereof current	—	10.4	—	10.4
Thereof non-current	61.4	—	—	61.4
Provisions as of January 1, 2023	61.4	10.4	—	71.8
Provisions made during the period	2.0	28.5	29.9	60.4
Change in present value	2.5	—	—	2.5
Provisions used during the period	(1.8)	(16.0)	—	(17.8)

Provisions as of December 31, 2023	64.1	22.9	29.9	116.9

Thereof current	—	22.9	29.9	52.8
Thereof non-current	64.1	—	—	64.1

Provisions for asset retirement obligations relate to the future dismantling of mobile stations and restoration of property owned by third parties. Those leases generally contain provisions that require Sunrise to remove the asset and restore the sites to their original condition at the end of the lease term. The uncertainties relate primarily to the timing of the related cash outflows. The majority of these obligations are not expected to result in cash outflows within a year.

Restructuring obligations primarily include the full cost of planned business restructuring programs. These programs are expected to be completed within the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other provisions are related to litigation, and legal claims. Refer to Note 17 for further details on legal contingencies for Sunrise.

17. COMMITMENTS AND CONTINGENCIES

The total contractual and purchase commitments as of December 31, 2023, amounted to CHF 939.3 million (2022: CHF 1,099.6 million; 2021: CHF 754.5 million) consisting of future investments in property, plant and equipment and intangible assets, of which CHF 440.7 million relate to network and connectivity (2022: CHF 524.8 million; 2021: CHF 131.5 million).

In addition we have significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding derivative instruments, including the net cash paid or received in connection with these instruments, see Note 23. For information regarding Sunrise’s defined benefit plan, see Note 10.

Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of Sunrise’s broadband communication systems. Such amounts are not fixed or determinable.

On December 8, 2017, Sunrise GmbH, formerly known as UPC Schweiz GmbH, entered into a mobile virtual network operator (“MVNO”) agreement with Swisscom (Schweiz) AG (“Swisscom”), as subsequently amended (the “Swisscom MVNO”), for the provision of mobile network services to certain of Sunrise GmbH’s end customers. In January 2023, Swisscom filed a formal lawsuit against Sunrise GmbH, asserting that it is in breach of the Swisscom MVNO and claiming approximately CHF 90 million in damages. In April 2024, we agreed with Swisscom to resolve the matter, to terms of which are not material to us and, as a result, the lawsuit against Sunrise GmbH has been withdrawn.

On March 5, 2012, Sunrise GmbH was party to a dispute with Swisscom related to rates for interconnection, unbundled local loop (“ULL”), collocation, rebilling, leased lines and access to duct. On August 25, 2023, Swisscom made a non-prejudicial down payment for the unopposed portion in the amount of CHF 18.8 million (including VAT) of the total recovery. For this part, where the cash payment was received, the gain contingency was concluded as realized and undisputed, respectively. Therefore, a gain contingency in the amount of CHF 17.2 million was disclosed in other operating items, see Note 7.

Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, management is of the opinion that these will have no significant adverse effect on Sunrise’s statement of financial position.

Under the terms of the financing documents, certain entities of Sunrise are guarantors. For the financial years ending December 31, 2023, December 31, 2022, and December 31, 2021, the maximum guarantee totals the value of shares, and intercompany receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. INCOME TAXES

Income tax expense

	Year ended December 31
	2023	2022	2021
	CHF in millions
Current income tax expense	(17.3)	(6.5)	(5.0)
Current income tax benefit of prior periods	1.0	0.2	(1.7)
Deferred income tax benefit	76.2	57.0	69.3

Total income tax benefit	59.9	50.7	62.6

Current and deferred income taxes are recognized by each consolidated entity of Sunrise, regardless of who has the legal liability for settlement or recovery of the tax.

Current tax liabilities

There are current tax liabilities presented in the consolidated financial statements arising in respect of the periods 2022 and 2023 related to the Dutch Sunrise financing companies (“Dutch Sunrise Finco’s”). Although the liability generated in 2023 remains on the closing balance sheet, Sunrise has presented the 2022 generated current tax liability (CHF 6.1 million related to the Dutch Sunrise Finco’s) as being settled with the tax authorities during 2023, as per the local legislative requirements. The settlement is presented with no cash impact on the consolidated statements of financial position and as such is deemed to have been funded by a capital contribution from Liberty Global B.V. via equity.

As the fiscal unity which the Dutch Sunrise Finco’s were part of in 2022 made an overall loss, there has not been an actual current tax liability in 2022. Reference is made to the description under unrecognized deferred tax assets below.

Analysis of income taxes

Sunrise’s tax rate reconciliation is based on the domestic tax rate of the main operating company domiciled in Switzerland, with a reconciling item in respect of the tax rates applied by Sunrise companies in other jurisdictions. This tax rate is used because Sunrise’s operational activities are mainly carried out in Switzerland and therefore provides the most meaningful information for the user of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The use of Sunrise’s weighted average tax rate based on the aggregation of the separate reconciliations of each individual jurisdiction/entity would result in a highly biased and therefore less meaningful expected tax rate due to the volatile results of the Dutch companies.

	Year ended December 31
	2023	2022	2021
	CHF in millions
Income (loss) before income taxes	(372.1)	33.3	(131.2)
Domestic income tax rate	18.4%	18.4%	18.4%

Expected income tax income/(expense)	68.4	(6.1)	24.2
Effect of income taxed at differing tax rates	(3.7)	(39.8)	(15.0)
Non-deductible items	(9.9)	(1.0)	(2.0)
Non-taxable income	0.1	0.9	1.1
Effect of changes in recognition of deferred tax assets	3.2	92.3	56.1
Adjustments to deferred tax balances arising from tax rate changes	0.5	3.3	—
Adjustments recognized for current and deferred tax of prior periods	1.0	0.3	(1.8)
Other effects	0.3	0.8	—

Total income tax benefit	59.9	50.7	62.6

The main reconciling item relates to profits from the Dutch Sunrise Finco’s of the year that are offset by tax losses of previous years for which no DTAs were previously recorded.

Deferred tax assets and liabilities

Deferred tax assets and liabilities by origin of the temporary difference:

	December 31, 2023
	Assets	Liabilities
	CHF in millions
Intangible assets	—	195.7
Property, plant and equipment	—	43.5
Unrealized foreign exchange results	—	206.9
Derivatives	—	0.1
Receivables	0.1	—
Right-of-use assets	19.3	—
Deferred revenue	0.1	12.7
Employee benefit obligations	1.4	—
Provisions	3.3	3.7
Lease liabilities	—	0.3
Other	—	0.4
Tax net operating loss carry forward	232.4	—

Total	256.6	463.3

Netting of deferred tax assets and liabilities	256.6	(256.6)
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	—	—
Deferred tax liabilities	—	206.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	December 31, 2022
	Assets	Liabilities
	CHF in millions
Intangible assets	—	256.2
Property, plant and equipment	—	50.1
Unrealized foreign exchange results	—	79.9
Derivatives	—	0.1
Receivables	—	—
Right-of-use assets	13.9	—
Deferred revenue	—	0.1
Employee benefit obligations	0.1	—
Provisions	6.8	—
Lease liabilities	—	0.3
Other	—	0.4
Tax net operating loss carry forward	71.6	—

Total	92.4	387.1

Netting of deferred tax assets and liabilities	92.4	(92.4)
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	—	—
Deferred tax liabilities	—	294.7

	December 31, 2021
	Assets	Liabilities
	CHF in millions
Intangible assets	—	317.8
Property, plant and equipment	2.7	53.0
Unrealized foreign exchange results	—	46.7
Derivatives	0.8	—
Receivables	0.1	—
Right-of-use assets	4.3	—
Deferred revenue	8.7	—
Employee benefit obligations	2.1	—
Provisions	3.0	1.2
Lease liabilities	—	0.1
Other	—	0.5
Tax net operating loss carry forward	46.6	—

Total	68.3	419.3

Netting of deferred tax assets and liabilities	68.3	(68.3)
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	—	—
Deferred tax liabilities	—	351.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Net change in deferred tax assets and liabilities

	2023	2022	2021
	CHF in millions
Opening balance at the beginning of the period January 1	294.7	351.0	411.8
Changes recognized in the consolidated statements of income or loss	(76.2)	(57.0)	(69.3)
Changes recognized in the consolidated statements of comprehensive income or loss	(5.4)	1.8	9.8
Changes recognized in the consolidated statements of changes in equity	(8.9)	(1.1)	(1.3)
Change in scope of consolidation / goodwill adjustment	3.7	—	—
Foreign currency effects	(1.2)	—	—

Closing balance at the end of the period December 31	206.7	294.7	351.0

The change in the deferred tax position is mainly recognized in the consolidated statements of income or loss. The changes via the consolidated statements of comprehensive income or loss mainly relate to deferred taxes in connection with IAS 19. The changes directly recorded in equity are based on capital contributions with different accounting recognition under IFRS and tax base, see Note 19.

Temporary differences associated with investments

Deferred tax liabilities are recognized in respect of investments in subsidiaries, branches and associated, and interest in joint arrangements, except to the extent that Sunrise can control the timing of the reversal of the associated taxable temporary difference, and it is probable that such will not reverse in the foreseeable future. Due to the existing double taxation agreement between Switzerland and the Netherlands, any distributions have no direct tax consequences. Furthermore, dividend income is exempt from direct income taxes in the Netherlands. Therefore, as of December 31, 2023, December 31, 2022 and December 31, 2021, this exception was not considered to apply to any taxable differences.

Unrecognized deferred tax assets

Deferred tax position of Dutch Sunrise Finco’s

The Dutch Sunrise Finco’s, which include 10 entities, that will split off are part of a Dutch fiscal unity including approximately 30 entities (“LG fiscal unity”). As a fiscal unity, all entities that are part of a fiscal unity are consolidated and the Dutch entity, Liberty Global Holding B.V. (“LGH”), that heads the fiscal unity is regarded as a single taxpayer and hence files one consolidated corporate income tax return. This means that the Dutch Sunrise Finco’s did not report on a stand-alone basis during the reporting period. To model the deferred tax assets (“DTA”) and liabilities (“DTL”) for 2021 to 2023, the Dutch Sunrise Finco’s deferred tax positions were determined as if they were a separate fiscal unity during these years.

Deferred tax position on tax losses carried forward

Until 2021, Dutch taxpayers could fully use tax losses carried forward (“TLCF”) against profits arising in future years. In 2021, there was no net deferred tax recognized on the consolidated statements of financial position as there were sufficient DTAs to offset DTLs but insufficient evidence of future realization above this amount. As per 2022, the use of TLCF were restricted to 50% of the profits with a franchise, annual unrestricted permissible use, of EUR 1.0 million. In these years, there was a net DTL absent the DTA on the TLCF, which due to the new TLCF rules could not fully cover the remaining DTL given insufficient additional evidence of future realization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred tax positions at the time of the spin-off

The Dutch Sunrise Finco’s will be deconsolidated from LGH fiscal unity to form its stand-alone fiscal unity. The recognition assessment of the deferred tax positions is already based on a stand-alone fiscal unity.

Deferred tax position on accrued interest expense

The deferred tax position represented herein on accrued interest expense, which relates to headroom generated in 2019 and 2020 related to interest limitation rules, is an allocated value as the LG fiscal unity did not in fact generate a deferred tax position given the results of other entities within the LG fiscal unity. As such, this deferred tax position will not be available upon spin-off.

Unrecognized deferred tax assets on tax loss carryforwards

As of December 31, 2023, December 31, 2022 and December 31, 2021 Sunrise has the following unused tax loss carryforwards for which no deferred tax assets are recognized:

	December 31
	2023	2022	2021
	CHF in millions
Due to expire within 1 year	—	—	—
Due to expire within 2 to 7 years	—	—	—
Due to expire in more than 7 years	—	—	—
Amount not due to expire	109.4	775.2	801.9

Total	109.4	775.2	801.9

Unrecognized deferred tax assets on deductible temporary differences

The deductible temporary differences for which no deferred tax asset has been recognized in the periods presented, aggregate to CHF 967.4 million (2022: CHF 382.6 million; 2021: CHF 735.4 million). The deductible temporary differences are mainly related to accrued interest expense and derivatives from the LG fiscal unity as mentioned above.

Other disclosures

OECD Pillar Two Model Rules (Global minimum tax)

Sunrise falls under the scope of application of the OECD minimum tax. The global minimum tax regulations provide for payment of an additional tax to account for the difference between the effective Global Anti Base Erosion (“GloBE”) tax rate per country and the minimum rate of 15%. Switzerland adopted new legislation introducing the global minimum tax in December 2023 that entered into force on January 1, 2024. Sunrise does not expect the minimum tax to have any impact on its activities in Switzerland, as the effective tax rate is more than 15%. The same applies to the other countries in which Sunrise operates. Sunrise is keeping an eye on developments in the minimum tax regulations and is assessing their impact on Sunrise on an ongoing basis.

Sunrise applies the exception to recognizing and disclosing information about deferred income tax assets and liabilities in connection with income taxes related to minimum tax, as provided in the amendments to IAS 12 published in May 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. EQUITY

Ordinary share capital

Authorized ordinary share capital consists of 916 authorized common shares of which 194 are issued and outstanding as at December 31, 2023 (2022: 194, 2021: 192). The shares have a par value of €100.

Contributions in excess of distributions and accumulated losses

This caption includes capital contributions from / distributions to related parties, share-based compensation related charges and distributions as well as Sunrise’s accumulated losses.

During 2022, Sunrise received net capital contributions from Liberty Global Europe Holding BV of CHF 955.8 million. The capital contributions were used to (a) partially repay outstanding principal and interest on the UPCB Finance VII Euro Notes, the UPC Holding 3.875% Senior Notes, the UPC Holding 5.5% Senior Notes, and Facilities AX and AY of the Sunrise Holding Bank Facility and (b) settle associated derivative instruments. The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock-based compensation incentive awards.

The capital charges in 2023 include distributions of CHF 50.9 million from a change in a service agreement related to technology and innovation services and a capital contribution of CHF 6.1 million related to the Dutch Sunrise Finco’s current tax liability (see Note 18). The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock-based compensation incentive awards.

Currency translation reserve

The currency translation reserve is used to record cumulative translation differences on the net assets of foreign operations. The cumulative translation differences will be recycled to the consolidated statements of comprehensive income or loss upon disposal of the foreign operations.

Actuarial gains or losses from defined benefit plans

Actuarial gains or losses from defined benefit plans include the pension reserve.

20. EARNINGS PER SHARE

The earnings per share calculation uses the weighted average number of shares in issue during the year. There were no dilutive instruments for the years ended December 31, 2023, 2022 and 2021. Sunrise’s diluted earnings per share equals the basic earnings per share.

	Year ended December 31
	2023	2022	2021
Net income (loss) attributable to LG shareholders (CHF in millions)	(316.1)	80.5	(71.8)
Weighted average number of shares outstanding	194	194	192
Basic and diluted earnings (loss) per share (CHF in millions)	(1.6)	0.4	(0.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. FINANCIAL INCOME AND EXPENSES

	December 31
	2023	2022	2021
	CHF in millions
Finance expenses:
Interest expense	(431.1)	(338.5)	(337.3)
Losses on debt modification and extinguishment	(0.1)	—	(82.6)
Realized and unrealized losses on derivative instruments	(524.5)	—	—
Other expense, net	(1.5)	(1.7)	(0.4)

Total	(957.2)	(340.2)	(420.3)

Finance income:
Interest income	3.0	1.5	0.4
Realized and unrealized gains on derivative instruments	—	348.4	209.5
Gains on debt modification and extinguishment	—	2.8	—
Foreign currency transaction gains	568.6	104.0	22.8
Gains (losses) due to changes in fair values of certain investments and debt, net	3.1	—	—
Other gains, net	—	—	2.9

Total	574.7	456.7	235.6

22. BORROWINGS

The CHF equivalents of the components of third-party debt are as follows:

	December 31, 2023
	Weighted average interest rate (%)[1]	Unused borrowing capacity	Principal amount
			December 31
			2023	2022	2021
		CHF in millions
Sunrise holding bank facility	7.72%	673.2	3,043.3	3,307.5	3,702.4
Sunrise holding SPE notes	4.56%	—	1,397.1	1,522.6	1,761.8
Sunrise holding senior note	4.76%	—	693.3	750.6	1,104.3
Vendor financing	4.21%	—	310.1	257.6	275.8

Total third-party debt before deferred financing costs, discounts, premiums and accrued interest	6.33%	673.2	5,443.8	5,838.3	6,844.3

[1]	The weighted average interest rate calculation includes principal amounts outstanding associated with all of the Sunrise’s secured and unsecured borrowings, including any applicable margin.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest and lease liabilities:

	December 31
	2023	2022	2021
	CHF in millions
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest:	5,443.8	5,838.3	6,844.3
Deferred financing costs, discounts and premiums, net	(18.1)	(23.8)	(33.3)

Total carrying amount of third-party debt	5,425.7	5,814.5	6,811.0
Accrued interest on third-party debt	60.4	74.8	80.5
Related party debt (Note 25)	51.2	52.8	(9.2)
Total debt including interest and related party debt	5,537.3	5,942.1	6,882.3

Current portion of debt	370.5	443.9	439.8
Non-current portion of debt	5,166.8	5,498.2	6,442.6

Sunrise holding bank facility

The Sunrise holding bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise’s borrowings under the Sunrise holding bank facility are summarized in the following tables:

Year ended December 31, 2023
Sunrise Holding Bank Facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions	CHF millions
AT	April 30, 2028	Term SOFR + 2.25%	$700.0	587.4	—	585.6
AU	April 30, 2029	EURIBOR + 2.5%	€400.0	371.4	—	370.1
AX	January 31, 2029	Term SOFR + 3.0%	$1,717.0	1,441.0	—	1,432.8
AY	January 31, 2029	EURIBOR + 3.0%	€693.0	643.5	—	641.0
Revolving Facility A	May 31, 2026	EURIBOR + 2.5%	€88.0	—	60.4	—
Revolving Facility B	September 30, 2029	EURIBOR + 2.5%	€660.0	—	612.8	—

Total				3,043.3	673.2	3,029.5

Year ended December 31, 2022
Sunrise Holding Bank Facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions	CHF millions
AT	April 30, 2028	Term SOFR + 2.25%	$700.0	645.3	—	643.8
AU	April 30, 2029	EURIBOR + 2.5%	€400.0	395.0	—	393.0
AX	January 31, 2029	Term SOFR + 3.0%	$1,717.0	1,582.9	—	1,572.0
AY	January 31, 2029	EURIBOR + 3.0%	€693.0	684.3	—	681.0
UPC Revolving	May 31, 2026	EURIBOR + 2.5%	€736.4	—	704.4	—

Total				3,307.5	704.4	3,289.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Year ended December 31, 2021
Sunrise Holding Bank Facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions	CHF millions
AT	April 30, 2028	Term SOFR + 2.25%	$700.0	637.9	—	635.1
AU	April 30, 2029	EURIBOR + 2.5%	€400.0	415.1	—	413.2
AX	January 31, 2029	Term SOFR + 3.0%	$1,925.0	1,754.4	—	1,741.1
AY	January 31, 2029	EURIBOR + 3.0%	€862.5	895.0	—	890.3
UPC Revolving	May 31, 2026	EURIBOR + 2.5%	€736.4	—	742.2	—

Total				3,702.4	742.2	3,679.7

The Sunrise holding revolving facility provides for maximum borrowing capacity of CHF 694.6 million, including CHF 21.4 million under the related ancillary facility. With the exception of CHF 21.4 million of borrowings under the ancillary facility, the Sunrise holding revolving facility was undrawn at December 31, 2023. During 2023, the Sunrise holding bank facility was amended to replace LIBOR with the Term Secured Overnight Financing Rate (“Term SOFR”) as the reference rate for US dollar-denominated loans. The facilities are subject to a floor of 0.0% of their respective reference rate. Besides, facility AY’s rates are subject to adjustment based on the achievement or otherwise of certain Environmental, Social and Governance (“ESG”) metrics. Unused borrowing capacity represents the maximum availability under the Sunrise holding bank facility at December 31, 2023 without regard to covenant compliance calculations or other conditions. In April 2024, Revolving Facility B was amended to include an ESG-linked margin ratchet. The interest rate on Revolving Facility B is now subject to adjustment based on the achievement or otherwise of certain ESG metrics. Subject to certain customary and agreed exceptions, the Sunrise holding bank facility contains certain restrictions which, among other things, restrict the ability of the borrower to (i) incur or guarantee certain financial indebtedness, (ii) make certain disposals and acquisitions, (iii) create certain security interests over their assets and (iv) make certain restricted payments to Sunrise through dividends, loans or other distributions.

Sunrise holding SPE notes

From time to time, Sunrise create special purpose financing entities (“Sunrise Holding SPEs”), some of which are owned by third parties (Third-Party SPEs). These Sunrise holding SPEs are created for the primary purpose of facilitating the offering of senior secured notes, which Sunrise collectively refer to as “Sunrise holding SPE notes.” The Sunrise Holding SPEs use the proceeds from the issuance of the relevant Sunrise holding SPE Notes to fund term loan facilities under the Sunrise holding bank facility made available to the relevant borrowing entity (“Funded Facilities”). Sunrise consolidates the Sunrise Holding SPEs and eliminates the amounts outstanding under the Funded Facilities in its consolidated financial statements.

The details of the Sunrise holding SPE notes are summarized in the following tables:

Year ended December 31, 2023
				Outstanding principal
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
2031 Sunrise holding senior secured notes	July 15, 2031	4.88%	$1,250.0	$1,250.0	1,049.0	1,048.0
UPCB finance VII euro notes	June 15, 2029	3.63%	€600.0	€374.9	348.1	346.8

Total senior secured notes					1,397.1	1,394.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Year ended December 31, 2022
				Outstanding principal
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
2031 Sunrise holding senior secured notes	July 15, 2031	4.88%	$1,250.0	$1,250.0	1,152.4	1,151.2
UPCB finance VII euro notes	June 15, 2029	3.63%	€600.0	€374.90	370.2	368.4

Total senior secured notes					1,522.6	1,519.6

Year ended December 31, 2021
				Outstanding principal
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
2031 Sunrise holding senior secured notes	July 15, 2031	4.88%	$1,250.0	$1,250.0	1,139.2	1,137.9
UPCB finance VII euro notes	June 15, 2029	3.63%	€600.0	€600.00	622.6	619.0

Total senior secured notes					1,761.8	1,756.9

The Sunrise holding SPE notes are non-callable prior to their respective call date (as specified under the applicable indenture). If, however, at any time prior to the applicable call date, all or a portion of the loans under the related Funded Facility are voluntarily prepaid (a “SPE Early Redemption Event”), then the Sunrise Holding SPE will be required to redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the aggregate principal amount of the loans prepaid under the relevant Funded Facility. In general, the redemption price payable will equal 100% of the principal amount of the applicable Sunrise holding SPE notes to be redeemed and a “make-whole” premium, which is the present value of all remaining scheduled interest payments to the applicable call date using the discount rate as of the redemption date plus a premium (as specified in the applicable indenture).

Upon the occurrence of a SPE Early Redemption Event on or after the applicable call date, the Sunrise Holding SPE will redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the principal amount prepaid under the related Funded Facility at a redemption price (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the applicable indenture), if any, to the applicable redemption date.

Sunrise holding senior notes

Sunrise has issued certain senior notes, that rank equally with all of the existing senior debt of such issuer and are senior to all existing subordinated debt of such issuer and which are secured by a pledge over the shares of Sunrise HoldCo IV. In addition, the indentures governing Sunrise’s senior notes contain customary incurrence-based covenants such as compliance with certain consolidated net leverage ratios, as well as restrictions with regard to the ability to sell certain assets. Also, in case of a change of control, Sunrise must repurchase the relevant notes a redemption price of 101%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The details of the Sunrise holding senior notes are summarized in the following tables:

Year ended December 31, 2023
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
3.875% senior notes	June 15, 2029	3.875%	€635.0	€337.9	313.7	312.8
5.50% senior notes	January 15, 2028	5.500%	$550.0	$452.3	379.6	378.5

Total					693.3	691.3

Year ended December 31, 2022
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
3.875% senior notes	June 15, 2029	3.875%	€635.0	€337.9	333.6	332.3
5.50% senior notes	January 15, 2028	5.500%	$550.0	$452.3	417.0	415.2

Total					750.6	747.5

Year ended December 31, 2021
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
3.875% senior notes	June 15, 2029	3.875%	€635.0	€594.3	616.7	613.8
5.50% senior notes	January 15, 2028	5.500%	$550.0	$535.0	487.6	485.0

Total					1,104.3	1,098.8

Vendor financing

Represents amounts owed to various creditors pursuant to interest-bearing vendor financing arrangements that are used to finance certain of Sunrise’s property and equipment additions and operating expenses. These arrangements extend Sunrise’s repayment terms beyond a vendor’s original due dates (e.g., extension beyond a vendor’s customary payment terms, which are generally 90 days or less) and as such are classified outside of accounts payable as debt on Sunrise’s consolidated statement of financial position. These obligations are generally due within one year and include VAT that was also financed under these arrangements. For purposes of Sunrise’s consolidated financial statements of cash flows, operating-related expenses financed by an intermediary are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor as there is no actual cash outflow until Sunrise pays the financing intermediary.

23. FINANCIAL INSTRUMENTS & RISK

Financial risk management

Sunrise operates a centralized risk management system that distinguishes between strategic and operating risks. Sunrise’s overall risk management program focuses on the unpredictability of financial market risks and seeks to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

minimize potential adverse effects on Sunrise’s financial condition or performance. All identified risks are quantified (according to their realization probability and impact) and noted on a risk schedule.

Sunrise is exposed to a variety of financial risks, namely market risk, credit risk and liquidity risk. Financial risk management is governed by policies approved by key management personnel. These policies provide guidelines for overall risk management as well as specific areas such as interest rate risk.

Foreign currency exposures

Substantially all of Sunrise’s debt is in currencies other than the Swiss franc (see note 22 for additional information). Therefore, Sunrise’s policy is to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency.

The following table shows the impact of a possible change in the euro and the US dollar against the Swiss franc, all other variables held constant before the impact of economic hedging against foreign currency exchange rate movements. The impact on Sunrise’s profit before tax is mainly driven by foreign exchange gains/losses of euro and US dollar denominated cash and cash equivalents, trade, and other receivables as well as trade, borrowing and other payables. As of December 31, 2023; December 31, 2022, and December 31, 2021, Sunrise has no other material exposure to foreign currencies.

Foreign currency sensitivity

		December 31
		Effect on profit before tax
	Changes in %	2023	2022	2021
		CHF in millions
EUR/CHF	10	279.1	301.1	305.1
USD/CHF	10	477.8	382.8	419.3

Interest rate risk

Sunrise is exposed to changes in interest rates primarily as a result of its borrowing activities, which include fixed-rate and variable-rate borrowings by its subsidiaries.

Sunrise’s interest rate risk mainly arises from borrowings primarily under the Sunrise Holding Bank Facility, which are indexed to EURIBOR, Secured Overnight Financing Rate (“SOFR”), Term Secured Overnight Financing Rate (“Term SOFR”), Sterling Overnight Index Average (“SONIA”), Swiss Average Rate Overnight (“SARON”) or other base rates.

In general, Sunrise enters into derivative instruments to protect against increases in the interest rates on variable-rate debt. An instantaneous increase/decrease in the relevant base rate of 10 basis points would have increased/decreased the aggregate fair value of Sunrise’s interest rate derivatives by approximately CHF 20.5 million (2022: CHF 18.2 million, 2021: CHF 20.7 million). Such a movement would be predominantly offset by gains or losses on interest expense.

Capital management and liquidity risk

Sunrise’s objectives in managing capital are to secure its ongoing financial needs, to continue as a going concern, to meet its financial targets, to provide returns to its shareholder and to maintain a cost efficient and risk-optimized capital structure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Sunrise’s managed capital structure consists of equity (as disclosed in Note 19), current and non-current borrowings (see Note 22) less cash and cash equivalents.

In order to maintain this capital structure, Sunrise manages its liquidity to ensure its ability to service its borrowings.

Liquidity risk arises when there is difficulty in Sunrise meeting its financial obligations. In addition to cash and cash equivalents, the primary sources of liquidity are cash provided by operations and access to the available borrowing capacity of various debt facilities.

Sunrise uses budgeting and cash flow forecasting tools to ensure that there are sufficient resources to timely meet its liquidity requirements. Further, Sunrise also maintains a liquidity reserve to provide for unanticipated cash outflows. Cash flow forecasting is performed by the Sunrise treasury function. Rolling forecasts of Sunrise’s liquidity requirements are established on a regular basis to ensure sufficient cash is available to meet operational needs and to honor Sunrise’s obligations under its financing arrangements, including the maintenance of borrowing limits and covenant compliance.

The table below summarizes the maturity profile of Sunrise’s financial liabilities based on contractual undiscounted cash outflows (inflows). All interest payments and repayments of financial liabilities are based on contractual agreements. Interest payments are determined using zero-coupon rates. For floating rate instruments, the calculation is computed using the base rate and applicable margin prevailing as of December 31, 2023.

	December 31, 2023
	<1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	CHF in millions
Trade payables and other payables	386.4	60.0	15.0	—	461.4
Borrowings – notional	310.1	—	967.0	4,166.7	5,443.8
Borrowings – interest	333.0	283.1	797.4	204.0	1,617.5
Lease liabilities (undiscounted)	170.4	153.9	422.4	1,002.2	1,748.9
Derivatives	61.7	(7.9)	(214.6)	—	(160.8)

Undrawn borrowing facilities

As part of the senior facilities agreement Sunrise benefits from a multi-currency revolving credit facility with a total commitment equal to CHF 694.6 million (2022: 727.1 million, 2021: 766.1 million). Of this amount CHF 21.4 million (2022: CHF 22.7 million; 2021: CHF 23.9 million) is available as an ancillary facility. With the exception of CHF 21.4 million (2022: CHF 22.7 million; 2021: CHF 23.9 million) of borrowings under the ancillary facility, the UPC Revolving Facility was undrawn at each financial year end.

Credit risk

Credit risk arising from supplying telecommunications services is managed by assessing the credit quality of the customer, considering its financial position, past experience, payment history and other factors. Sunrise periodically assesses the financial reliability of its customers and their credit limits.

Sunrise is exposed to the risk that the counterparties to their derivative instruments and cash holdings will default on their obligations. In this regard, credit risk associated with derivative instruments is spread across a relatively broad counterparty base of banks and financial institutions. Collateral is generally not posted by either party under the derivative instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Concentrations of credit risk with respect to trade receivables and contract assets are limited due to the nature of Sunrise’s business with very low customer concentration.

At December 31, 2023, Sunrise’s exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of CHF 14.6 million, (ii) trade receivables of CHF 434.9 million and (iii) cash and cash equivalents and restricted cash of CHF 6.2 million.

Allowance for expected credit losses

The development of the allowance for expected credit losses of trade receivables for the indicated periods is set forth below:

	2023	2022	2021
	CHF in millions
Allowance at January 1	(22.2)	(22.7)	(23.7)
Provisions for impairment of trade receivables	(15.6)	(26.0)	(7.6)
Write-off of receivables	7.2	26.5	8.6

Allowance at December 31	(30.6)	(22.2)	(22.7)

The detailed aging of Sunrise’s trade receivables and the related allowance for expected credit losses is set forth below:

December 31, 2023 CHF in millions	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	227.2	42.2	22.4	10.1	9.7	66.4	—	378.0
Trade receivable gross - Aging %	60.1%	11.2%	5.9%	2.7%	2.6%	17.6%	—%	100.0%
Trade receivables - affiliates								(0.1)
Allowance for doubtful accounts	(0.8)	(0.6)	(2.1)	(1.4)	(1.1)	(24.6)	—	(30.6)
Allowance for doubtful accounts - Aging %	2.5%	1.8%	6.9%	4.4%	3.5%	80.8%	—%	100.0%
Trade receivables - Provision %	0.3%	1.3%	9.4%	13.4%	11.0%	37.2%	—%	8.1%
Unbilled revenue								43.6

Current trade receivables, net								390.9

Non-current trade receivables gross	44.0	—	—	—	—	—	—	44.0
Non-current trade receivables gross - Aging %	100.0%	—%	—%	—%	—%	—%	—%	100.0%

Non-current trade receivables, net								44.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2022 CHF in millions	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	229.5	78.1	14.8	7.2	10.9	21.9	0.1	362.5
Trade receivable gross - Aging %	63.3%	21.5%	4.1%	2.0%	3.0%	6.0%	—%	100.0%
Trade receivables - affiliates								—
Allowance for doubtful accounts	(0.1)	(0.8)	(0.9)	(0.7)	(5.1)	(14.6)	—	(22.2)
Allowance for doubtful accounts - Aging %	0.6%	3.5%	3.9%	3.2%	23.0%	65.7%	—%	100.0%
Trade receivables - Provision %	0.1%	1.0%	5.9%	10.0%	46.8%	66.5%	—%	6.1%
Unbilled revenue								49.5

Current trade receivables, net								389.8

Non-current trade receivables gross	27.5	—	—	—	—	—	—	27.5
Non-current trade receivables gross - Aging %	100.0%	—%	—%	—%	—%	—%	—%	100.0%

Non-current trade receivables, net								27.5

December 31, 2021 CHF in millions	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	290.5	33.0	10.6	5.0	3.4	29.1	—	371.6
Trade receivable gross - Aging %	78.2%	8.9%	2.9%	1.3%	0.9%	7.8%	—%	100.0%
Trade receivables - affiliates								0.5
Allowance for doubtful accounts	(0.7)	(0.5)	(1.0)	(1.2)	(1.6)	(17.7)	—	(22.7)
Allowance for doubtful accounts - Aging %	3.1%	2.2%	4.4%	5.3%	7.0%	78.0%	—%	100.0%
Trade receivables - Provision %	0.2%	1.5%	9.4%	24.0%	47.1%	60.8%	—%	6.1%
Unbilled revenue								74.1

Current trade receivables, net								423.5

Non-current trade receivables gross	58.0	—	—	—	—	—	—	57.8
Non-current trade receivables gross - Aging %	100.0%	—%	—%	—%	—%	—%	—%	100.0%

Non-current trade receivables, net								57.8

Trade receivables are non-interest bearing and are generally collected within one year.

When a trade receivable is determined to be uncollectible, it is written off against the allowance account. The allowance for expected credit losses of trade receivables is included within other operating items in the consolidated statements of income or loss.

Fair value estimation

The fair value of Sunrise’s debt instruments are generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

valuation techniques. These valuation techniques maximize the use of observable market data where available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in Level 2.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2023, 2022 and 2021.

The fair values of financial assets and financial liabilities are summarized in the following table. Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortized cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value.

		2023		2022		2021
	Fair value level	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
		CHF in millions
Current assets carried at FVTPL
Derivative financial instruments	II	237.0	237.0	220.2	220.2	158.1	158.1
Non-current assets carried at FVTPL
Derivative financial instruments	II	90.6	90.6	389.5	389.5	105.2	105.2
Non-current assets carried at amortized cost
Related party long-term receivables	II	202.5	202.5	140.1	140.1	2.9	2.9

Total financial assets		530.1	530.1	749.8	749.8	266.2	266.2

Current liabilities carried at FVTPL
Derivative financial instruments	II	179.7	179.7	201.4	201.4	137.0	137.0
Current liabilities carried at amortized cost
Vendor financing	II	310.1	310.1	257.6	257.6	275.8	275.8
Accrued interest	II	60.4	60.4	74.8	74.8	80.5	80.5
Non-current liabilities carried at FVTPL
Derivative financial instruments	II	755.1	755.1	392.8	392.8	430.3	430.3
Non-current liabilities carried at amortized cost
Third-party debt	I	5,115.6	4,944.4	5,556.9	5,167.1	6,535.2	6,676.1
Related party long-term payables	II	51.2	51.2	52.8	52.8	(9.2)	(9.2)

Total financial liabilities		6,472.1	6,300.9	6,536.3	6,146.5	7,449.6	7,590.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reconciliation of movements in liabilities to cash flows from financing activities

	Debt and accrued interest	Derivative (assets)/ liabilities	Lease liabilities	Total
	CHF in millions
Balance as of January 1, 2023	5,942.1	(15.5)	1,347.9	7,274.5
Cash flows from financing activities:
Interest paid	(364.1)	—	(58.4)	(422.5)
Borrowings of debt	—	—	—	—
Vendor financing additions	271.2	—	—	271.2
Repayments of debt and lease liabilities	—	—	(107.6)	(107.6)
Principal payments on operating-related vendor financing	(171.8)	—	—	(171.8)
Principal payments on capital-related vendor financing	(124.8)	—	—	(124.8)
Payment of financing costs and debt premiums	0.1	—	—	0.1
Net cash received related to derivative instruments	—	117.1	—	117.1

Total cash flows from financing activities	(389.4)	117.1	(166.0)	(438.3)
Realized and unrealized (gains) losses on derivative instruments, net	—	524.4	—	524.4
Interest accruals	358.7	—	67.9	426.6
Assets acquired under leases	—	—	56.2	56.2
Assets acquired under capital-related vendor financing arrangements, including VAT	77.6	—	—	77.6
Effect of changes in foreign exchange rates	(453.4)	(13.3)	—	(466.7)
Other related party charges	1.7	—	—	1.7
Other changes	0.1	(5.4)	(48.4)	(53.7)

Balance as of December 31, 2023	5,537.3	607.3	1,257.6	7,402.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Debt and accrued interest	Derivative (assets)/ liabilities	Lease liabilities	Total
	CHF in millions
Balance as of January 1, 2022	6,882.3	304.0	1,120.1	8,306.4
Cash flows from financing activities:
Interest paid	(267.6)	—	(61.6)	(329.2)
Borrowings of debt	—	—	—	—
Vendor financing additions	148.2	—	—	148.2
Repayments of debt and lease liabilities	(899.4)	—	(112.4)	(1,011.8)
Principal payments on operating-related vendor financing	(198.2)	—	—	(198.2)
Principal payments on capital-related vendor financing	(86.3)	—	—	(86.3)
Payment of financing costs and debt premiums	(26.3)	—	—	(26.3)
Net cash received related to derivative instruments	—	(4.9)	—	(4.9)
Related-party payments	(149.2)	—	—	(149.2)

Total cash flows from financing activities	(1,478.8)	(4.9)	(174.0)	(1,657.7)
Losses on debt extinguishment	(2.8)	—	—	(2.8)
Realized and unrealized (gains) losses on derivative instruments, net	—	(348.4)	—	(348.4)
Interest accruals	272.8	—	65.3	338.1
Assets acquired under leases	—	—	343.9	343.9
Assets acquired under capital-related vendor financing arrangements, including VAT	117.5	—	—	117.5
Effect of changes in foreign exchange rates	(47.8)	(1.2)	—	(49.0)
Other related party charges	205.7	—	—	205.7
Other changes	(6.8)	35.0	(7.4)	20.8

Balance as of December 31, 2022	5,942.1	(15.5)	1,347.9	7,274.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Debt and accrued interest	Derivative (assets)/ liabilities	Lease liabilities	Total
	CHF in millions
Balance as of January 1, 2021	6,981.6	349.6	1,127.7	8,458.9
Cash flows from financing activities:
Interest paid	(235.5)	—	(62.5)	(298.0)
Acquisition of shares from NCI	—	—	—	—
Borrowings of debt	1,189.8	—	—	1,189.8
Vendor financing additions	205.5	—	—	205.5
Repayments of debt and lease liabilities	(1,213.7)	—	(88.3)	(1,302.0)
Principal payments on operating-related vendor financing	(138.6)	—	—	(138.6)
Principal payments on capital-related vendor financing	(309.2)	—	—	(309.2)
Payment of financing costs and debt premiums	(16.3)	—	—	(16.3)
Net cash received related to derivative instruments	—	158.7	—	158.7
Related-party payments	(366.4)	—	—	(366.4)

Total cash flows from financing activities	(884.4)	158.7	(150.8)	(876.5)
Losses on debt extinguishment	82.5	—	—	82.5
Realized and unrealized (gains) losses on derivative instruments, net	—	(209.6)	—	(209.6)
Interest accruals	265.6	—	62.6	328.2
Assets acquired under leases	—	—	121.8	121.8
Assets acquired under capital-related vendor financing arrangements, including VAT	229.2	—	—	229.2
Effect of changes in foreign exchange rates	(16.5)	5.5	—	(11.0)
Other related party charges	218.1	—	—	218.1
Other changes	6.2	(0.2)	(41.2)	(35.2)

Balance as of December 31, 2021	6,882.3	304.0	1,120.1	8,306.4

24. INVESTMENTS

The details of investments are set forth below:

	2023	2022	2021
	CHF in millions
Balance at January 1	55.9	20.7	20.9
Additions	—	35.8	—
Share of net results	(0.3)	2.2	2.8
Dividends	(3.1)	(2.8)	(3.0)

Balance at December 31	52.5	55.9	20.7

In June 2022, Sunrise acquired a 20% interest in CH Media TV AG, which is accounted for using the equity method in these consolidated statements of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25. RELATED PARTY TRANSACTIONS

The following table provides details of related party transactions:

	December 31
	2023	2022	2021
	CHF in millions
Credits (charges) included in:
Revenue	4.6	2.9	1.5
Direct costs	(2.3)	(5.6)	(5.4)
Personnel expenses	(18.6)	(23.0)	(35.3)
Other operating expenses	(118.1)	(183.3)	(183.5)

Included in operating income (loss)	(134.4)	(209.0)	(222.7)
Finance expense	(1.7)	—	(7.7)
Finance income	2.1	1.1	0.1

Included in net income (loss)	(134.0)	(207.9)	(230.3)

Property and equipment transfers in, net	23.7	4.9	9.7

Sunrise charges fees and allocates costs and expenses to certain other LG subsidiaries and vice versa, as further described below.

Although we believe that the related-party charges and allocations described below are reasonable, no assurance can be given that the related-party costs and expenses reflected in our consolidated statements of operations are reflective of the costs that we would incur on a standalone basis.

Revenue

Amounts primarily relate to interconnect services provided to certain subsidiaries of LG, for which the amount of the charges or allocations are based upon commercially negotiated rates.

Direct costs

Amounts primarily relate to certain cash settled charges from other LG subsidiaries and affiliates to Sunrise for programming-related and interconnect services, which are allocated based on commercially negotiated rates.

Personnel expenses

Amounts are allocated to Sunrise by other LG subsidiaries and represent share-based compensation expenses associated with the LG share-based incentive awards held by certain employees of Sunrise, which are allocated based on Sunrise’s share of costs without any additional mark-ups.

Other operating expense

Amounts primarily include charges from other LG subsidiaries for network and software-related services, maintenance, hosting and other items, which are allocated on Sunrise’s share of costs with or without any additional mark-ups depending on the services provided.

Additionally, Sunrise receives services from LG’s corporate departments under the terms of a general service agreement. These services are allocated from LG to Sunrise based on Sunrise’s share of costs with an additional mark-up.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Interest expense

Amounts primarily relate to interest accrued on a related party loan with a subsidiary of Liberty Global. Interest expense is accrued and included in other non-current liabilities during the year, and then added to the related party loan balance at the end of the year.

Interest income

Amounts primarily include interest accrued on a related party loan with a subsidiary of LG. Interest income is accrued and included in long-term interest receivable during the year, and then added to the receivable balance at the beginning of the following year.

Property and equipment additions, net

These amounts, which are generally cash settled, include the net carrying values of (i) construction in progress, including certain capitalized labor, transferred to or acquired from other LG subsidiaries, (ii) CPE acquired from other LG subsidiaries outside of Sunrise, which centrally procure equipment on behalf of Sunrise and various other LG subsidiaries, (iii) the value of certain internally developed software technology acquired from other LG subsidiaries and (iv) used CPE and network-related equipment acquired from or transferred to other LG subsidiaries outside of Sunrise.

The following table provides details of Sunrises related-party balances:

	December 31
	2023	2022	2021
	CHF in millions
Current receivables (a)	6.1	7.7	8.3
Long-term note receivables (b)	202.5	140.2	2.9

	208.6	147.9	11.2

Accounts payable	14.5	—	17.3
Accrued other liabilities	38.8	66.9	58.0
Non-current related party loan (c)	51.2	52.8	(9.2)
Other non-current liabilities	1.8	2.1	4.9

	106.3	121.8	71.0

(a)	These receivables are non-interest bearing, may be cash or loan settled and are included within trade receivables, net and other current assets.
(b)	Sunrise has a related party loan receivable with a subsidiary of LG. The related party loan bears interest at a rate of 5.62% and matures on June 30, 2030.
(c)

Sunrise has a related party loan payable with a subsidiary of LG. The related party loan payable bears interest at a rate of 3.19% and matures on June 30, 2030. Accrued interest on the loan is transferred to the payable balance at the beginning of each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26. BUSINESS COMBINATIONS

On January 13, 2023, Sunrise acquired all outstanding shares of the telco business of the Elektra Baselland Telecom (“EBLT”) cooperative.

Fair value recognized on acquisition (CHF in millions)
Assets:
Cash and cash equivalents	5.2
Accounts receivable	3.6
Other receivables	0.6
Inventories	0.1
Accrued income	0.3
Property, plant and equipment	73.7
Intangible assets	8.1

91.6

Liabilities:
Accounts payable	(2.6)
Other current liabilities	(0.9)
Accrued liabilities	(0.7)
Deferred tax liabilities	(3.5)

(7.7)

Total identifiable net assets at fair value	83.9

Goodwill arising on acquisition	6.4

Total consideration transferred	90.3

Cash acquired with the subsidiary	(5.2)

Net cash paid for acquisition	85.1

Since the date of acquisition, EBLT has been fully integrated and therefore contributed to the continuing operations of Sunrise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27. SUBSIDIARIES AND ASSOCIATES

The following table lists the principal legal entities which are included in the consolidated financial statements:

Company name	Operating purpose	Registered office	Currency	December 31, 2023 capital and voting rights share in %	December 31, 2022 capital and voting rights share in %	December 31, 2021 capital and voting rights share in %	Share capital in thousands
CH Media TV AG 3)	Media	Switzerland	CHF	20	20	—	1,000
ello communications S.A.	Telecommunications	Switzerland	CHF	60	60	60	1,000
ITV Betriebsgesellschaft GmbH 3)	Telecommunications	Switzerland	CHF	50	50	50	20
Liberty Global Swiss Services GmbH 2)	Telecommunications	Austria	EUR	—	—	100	35
Mobile Challenger Intermediate Group S.A. 2)	Holding	Luxembourg	CHF	—	—	100	1,346
Naxoo SA 3)	Telecommunications	Switzerland	CHF	49	49	49	4,500
NewCo I B.V. 4)	Holding	Netherlands	EUR	—	100	100	100
NewCo Financing Partnership 5)	Telecommunications	United States	USD	—	100	100	—
REGIONALE GEMEINSCHAFTSANTENNEN-ANLAGE SPIEZ AG REGAS 3)	Telecommunications	Switzerland	CHF	30	30	30	300
Sitel S.A.	Telecommunications	Switzerland	CHF	67	67	67	20,850
Sunrise Communications Holdings S.A. 2)	Telecommunications	Luxembourg	CHF	—	100	100	100
Sunrise Financing Partnership	Holding	United States	USD	100	100	100	—
Sunrise FinCo I B.V.	Holding	Netherlands	EUR	100	100	100	102
Sunrise FinCo II B.V.	Holding	Netherlands	EUR	100	100	100	180
Sunrise GmbH	Telecommunications	Switzerland	CHF	100	100	100	2,000
Sunrise HoldCo I B.V.	Holding	Netherlands	EUR	100	100	100	10,008
Sunrise HoldCo II B.V.	Holding	Netherlands	EUR	100	100	100	18,013
Sunrise HoldCo III B.V.	Holding	Netherlands	EUR	100	100	100	214
Sunrise HoldCo IV B.V.1)	Holding	Netherlands	EUR	100	100	100	210
Sunrise Portugal S.A.	Telecommunications	Portugal	EUR	100	100	100	150
Swiss Open Fiber AG	Telecommunications	Switzerland	CHF	100	100	100	100
TELDAS GmbH 3)	Telecommunications	Switzerland	CHF	23	23	23	100
Télédistal S.A.	Telecommunications	Switzerland	CHF	39	39	39	600
Télévaux S.A.	Telecommunications	Switzerland	CHF	80	80	80	700

1)	Directly held in 2023, 2022 and 2021. All other entities are indirect subsidiaries of Liberty Global Europe Financing B.V.
2)	Company was liquidated in 2022
3)	Investment is accounted for using the equity method
4)	Company was liquidated in 2023
5)	Merged with Sunrise HoldCo I B.V.

28. EVENTS AFTER THE BALANCE SHEET DATE

On December 8, 2017, Sunrise GmbH, formerly known as UPC Schweiz GmbH, entered into a mobile virtual network operator (“MVNO”) agreement with Swisscom (Schweiz) AG (“Swisscom”), as subsequently amended (the ‘Swisscom MVNO’), for the provision of mobile network services to certain of Sunrise GmbH’s end customers. In January 2023, Swisscom filed a formal lawsuit against Sunrise GmbH, asserting that it is in breach of the Swisscom MVNO and claiming approximately CHF 90 million in damages. In April 2024, we agreed with Swisscom to resolve the matter, to terms of which are not material to us and, as a result, the lawsuit against Sunrise GmbH has been withdrawn.

Sunrise has evaluated material subsequent events through May 23, 2024, the date at which the consolidated financial statements were available to be issued, and determined there are no other events to report.

LIBERTY GLOBAL EUROPE FINANCING B.V.

SCHEDULE I

CONDENSED STATEMENTS OF INCOME OR LOSS

(Parent Company Only)

	Year ended December 31,
	2023		2022		2021
	in millions
Revenue	CHF	—	CHF	—	CHF	—
Operating expenses		—		—		—

Operating income		—		—		—

Financial income		3.9		3.4		6.5
Financial expenses		(1.4)		(0.8)		(3.0)

Income before equity in income (loss) of consolidated subsidiaries, net		2.5		2.6		3.5
Equity in income (loss) of consolidated subsidiaries, net		(318.6)		77.9		(75.3)

Net income (loss)	CHF	(316.1)	CHF	80.5	CHF	(71.8)

LIBERTY GLOBAL EUROPE FINANCING B.V.

SCHEDULE I

CONDENSED STATEMENTS OF FINANCIAL POSITION

(Parent Company Only)

	December 31,						January 1, 2021
	2023		2022		2021
	in millions
ASSETS
Current assets:
Cash and cash equivalents	CHF	—	CHF	—	CHF	—	CHF	0.8
Total current assets		—		—		—		0.8
Investments		3,502.2		3,975.9		2,987.3		3,098.8
Other non-current assets		200.9		139.1		130.7		73.2

Total assets	CHF	3,703.1	CHF	4,115.0	CHF	3,118.0	CHF	3,172.8

LIABILITIES AND EQUITY
Liabilities:
Financial liabilities	CHF	147.9	CHF	84.7	CHF	76.4	CHF	20.6
Other non-current liabilities		0.4		0.1		—		0.2

Total liabilities		148.3		84.8		76.4		20.8

Equity:
Contributions in excess of distributions and accumulated losses		3,796.0		4,153.6		3,118.4		3,173.1
Other reserves		(241.2)		(123.4)		(76.8)		(21.1)

Equity attributable to parent		3,554.8		4,030.2		3,041.6		3,152.0
Non-controlling interests		—		—		—		—

Total equity		3,554.8		4,030.2		3,041.6		3,152.0

Total liabilities and equity	CHF	3,703.1	CHF	4,115.0	CHF	3,118.0	CHF	3,172.8

LIBERTY GLOBAL EUROPE FINANCING B.V.

SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS

(Parent Company Only)

	Year ended December 31,
	2023		2022		2021
	in millions
Cash flows from operating activities:
Net income (loss)	CHF	(316.1)	CHF	80.5	CHF	(71.8)
Equity in loss (income) of consolidated subsidiaries, net		318.6		(77.9)		75.3
Financial income		(3.9)		(3.4)		(6.5)
Financial expenses		1.4		0.8		3.0
Changes in operating assets and liabilities and other		0.2		0.1		(0.2)

Net cash provided (used) by operating activities		0.2		0.1		(0.2)

Cash flows from investing activities:
Net advances from related parties		119.7		450.7		393.4
Capital contribution to subsidiary		—		(955.8)		—

Net cash provided (used) by investing activities		119.7		(505.1)		393.4

Cash flows from financing activities:
Related-party payments		(119.9)		(450.8)		(394.0)
Capital contribution from parent		—		955.8		—

Net cash provided (used) by financing activities		(119.9)		505.0		(394.0)

Net increase (decrease) in cash and cash equivalents		—		—		(0.8)
Cash and cash equivalents at the beginning of year		—		—		0.8
Effect of exchange rate changes on cash		—		—		—

Cash and cash equivalents at the end of year	CHF	—	CHF	—	CHF	—

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Under Swiss law, a company may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or gross negligence or, according to some legal scholars, even simple negligence), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the company.

Subject to Swiss law, the articles of association of Sunrise Communications AG, a Swiss stock corporation (Aktiengesellschaft) (“Sunrise”) provide for indemnification, to the fullest extent permitted by law, of the current and former members of the board of directors of Sunrise (each, a “Sunrise Director”) and the members of the executive committee of Sunrise (the “Executive Committee”) and their heirs, executors and administrators against liabilities arising in connection with their roles or any position taken for or at the direction of Sunrise, or the performance of their duties in such capacity, and permit Sunrise to advance the expenses of defending any act, suit or proceeding to the Sunrise Directors and the members of the Executive Committee to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.

Sunrise expects to enter into indemnification agreements with each of the Sunrise Directors and each member of the Executive Committee. The indemnification agreements are expected to require Sunrise to indemnify the Sunrise Directors and the members of the Executive Committee to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of Sunrise, Sunrise has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this registration statement:

EXHIBIT INDEX

Exhibit Number	Description

3 – Articles of Association

3.1	Form of Articles of Association of Sunrise

4 – Agreements Related to Sunrise’s Indebtedness

4.1	Supplemental Deed dated April 12, 2024 and entered into between, among others, Sunrise HoldCo III B.V., as obligors’ agent, and The Bank of Nova Scotia, as facility agent and security agent, and, attached, as a schedule thereto, a copy of the Amended Senior Facilities Agreement dated April 12, 2024 between, among others, Sunrise HoldCo III B.V., as borrower, and The Bank of Nova Scotia, as facility agent and security agent

4.2	Additional Facility AQ Accession Agreement dated June 21, 2017 and entered into between, among others, UPC Financing and UPC Broadband Holding as borrowers and The Bank of Nova Scotia as Facility Agent and Security Agent and the financial institutions listed therein as Additional Facility AQ Lenders under the UPC Broadband Holding Bank Facility

Exhibit Number	Description
4.3	Additional Facility AT Accession Agreement dated January 31, 2020 and entered into between, among others, UPC Financing Partnership as the Borrower and The Bank of Nova Scotia as the Facility Agent

4.4	Additional Facility AU Accession Agreement dated January 31, 2020 and entered into between, among others, UPC Broadband Holding B.V. as the Borrower and The Bank of Nova Scotia as the Facility Agent

4.5	Additional Facility AX Accession Agreement dated April 20, 2021 and entered into between, among others, UPC Financing Partnership, as the borrower, and The Bank of Nova Scotia, as the facility agent

4.6	Additional Facility AY Accession Agreement dated April 20, 2021 and entered into between, among others, UPC Broadband Holding B.V. as the Borrower and The Bank of Nova Scotia as the Facility Agent

4.7	Additional Facility AZ Accession Agreement dated April 21, 2021 and entered into between, among others, UPC Broadband Holding B.V., as the company, UPC Financing Partnership, as the borrower, The Bank of Nova Scotia, as the facility agent, and UPC Broadband Finco B.V., as the additional facility AZ lender

5 – Form of Opinion Regarding Legality

5.1*	Form of Opinion of Homburger AG, as to the validity of the securities being registered

8 – Form of Opinion Regarding Tax Matters

8.1*	Opinion of Allen Overy Shearman Sterling US LLP, as to certain material U.S. federal tax matters

10 – Material Contracts

Agreements Related to Separation from Liberty Global Ltd.

10.1*	Form of Master Separation Agreement (included as Annex A to the proxy statement/prospectus which is part of this Registration Statement)

10.2*	Form of Tax Separation Agreement (included as Annex B to the proxy statement/prospectus which is part of this Registration Statement)

10.3*	Form of Technology Master Services Agreement (included as Annex C to the proxy statement/prospectus which is part of this Registration Statement)

Agreement with Swiss Towers AG and Related Amendments

10.4†	Master Agreement for the Rendering of Services dated July 19, 2017 and entered into between Swiss Towers AG and Sunrise Communications AG

10.5†	Amendment to the Master Services Agreement dated December 19, 2018 and entered into between Swiss Towers AG and Sunrise Communications AG

10.6†	Amendment to the Master Services Agreement and the Built-to-Suit Agreement dated March 16 2021, and entered into between Swiss Towers AG and Sunrise Communications AG

10.7†	Amendment to the Master Services Agreement dated May 20, 2021 and entered into between Swiss Towers AG and Sunrise UPC GmbH
10.8†	Amendment to the Master Services Agreement dated April 26, 2022 and entered into between Swiss Towers AG and Sunrise UPC GmbH

10.9†	Settlement Agreement dated August 31, 2023 and entered into between Swiss Towers AG and Sunrise GmbH

Exhibit Number	Description

Compensatory Plans or Arrangements

10.10*	Sunrise Transitional Share Adjustment Plan

21 – List of Subsidiaries

21.1*	List of Significant Subsidiaries of Sunrise

23 – Consents

23.1*	Consent of KPMG LLP

23.2*	Consent of KPMG AG

23.3*	Consent of Homburger AG (included in Exhibit 5.1).

24 – Power of Attorney

24.1	Form of Powers of Attorney (included on signature page)

99 – Additional exhibits

99.1*	Form of Proxy Card

99.2*	Consent of Michael T. Fries to be named as director of Sunrise

107 – Filing Fee Table

107*	Filing Fee Table

*	To be filed by amendment.
†

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601 of Regulation S-K because the information is both not material and is the type that the registrant treats as private or confidential.

Item 22. Undertakings.

The registrant hereby undertakes as follows:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of Regulation C of the Securities Act of 1933 (“Rule 424(b)”) if, in the aggregate, the changes in volume and price represent, no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

and that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(d)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(e)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)

That every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

To (i) respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of , State of , on , 2024.

SUNRISE COMMUNICATIONS AG

By:
Name:	André Krause
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of , and his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

André Krause	Chief Executive Officer

Jany Fruytier	Chief Financial Officer and Director

Jennifer Hodges	Director

Marcel Huber	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Sunrise has signed this registration statement on      , 2024.

By:
Name:	Jennifer Hodges
Title:	Director of Sunrise Communications AG